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As filed with the Securities and Exchange Commission on July 23, 2008

Registration No. 333-144941

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 5
 TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TALECRIS BIOTHERAPEUTICS HOLDINGS CORP.
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	20-2533768 (I.R.S. Employer Identification No.)

P.O. Box 110526
4101 Research Commons
79 T.W. Alexander Drive
Research Triangle Park, North Carolina 27709
(919) 316-6300
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

LAWRENCE D. STERN
Chairman and Chief Executive Officer
TALECRIS BIOTHERAPEUTICS HOLDINGS CORP.
P.O. Box 110526
4101 Research Commons
79 T.W. Alexander Drive
Research Triangle Park, North Carolina 27709
(919) 316-6300
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

with copies to:
GERARD S. DIFIORE ARON IZOWER REED SMITH LLP 599 Lexington Avenue New York, New York 10022 (212) 521-5400 (212) 521-5450 (facsimile)
JOHN F. GAITHER, Jr.
Executive Vice President,
General Counsel and Secretary
TALECRIS BIOTHERAPEUTICS
HOLDINGS CORP.
P.O. Box 110526
4101 Research Commons
79 T.W. Alexander Drive
Research Triangle Park,
North Carolina 27709
(919) 316-6300
	(253) 390-6623 (facsimile)	JOHN T. BOSTELMAN GLEN T. SCHLEYER SULLIVAN & CROMWELL LLP 125 Broad Street New York, New York 10004 (212) 558-4000 (212) 558-3588 (facsimile)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement is declared effective.

          If any of the securities being registered on this Form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") please check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

PROSPECTUS (Subject to Completion)

                             , 2008

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

                     Shares

COMMON STOCK

Talecris Biotherapeutics Holdings Corp. is offering              shares of common stock. The selling stockholders identified in this prospectus are offering an additional               shares. This is our initial public offering, and no public market currently exists for our common stock. We anticipate that the initial public offering price will be between $              and $              per share. We will not receive any proceeds from sales by the selling stockholders.

We have applied to have our common stock approved for quotation on The Nasdaq Global Market under the symbol "TLCR."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 13.

Price $     a Share

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Talecris	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

We and the selling stockholders have granted to the underwriters the option to purchase up to an additional            shares of common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus. The first            shares under this option would be purchased from the selling stockholders.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about                        , 2008.

Morgan Stanley	Goldman, Sachs & Co.	JPMorgan

                                                       , 2008

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

        Through and including                        , 2008 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

        This prospectus includes market share and industry data and forecasts that we have obtained from market research, consultant surveys, publicly available information and industry publications and surveys as well as our internal data. Except where otherwise indicated, information regarding the plasma-derived protein market is derived from Market Research Bureau's reports entitled (1) The Marketing Research Bureau Inc., The Worldwide Plasma Fractions Market 2006, dated February 2007 (the "MRB Worldwide Book"); (2) The Marketing Research Bureau Inc., The Plasma Fractions Market in The United States 2007, dated July 2008 (the "MRB U.S. Book"); (3) The Marketing Research Bureau Inc., International Directory of Plasma Fractionators 2005; (4) The Marketing Research Bureau Inc., The Plasma Fractions Market in Canada 2005, dated October 2006 (the "MRB Canada Book"); (5) The Marketing Research Bureau, Inc., International Plasma Protein Congress, Statistics on the Global Plasma Products Market, dated March 2006 (the "MRB IPPC Statistics"); (6) The Marketing Research Bureau, Inc., A Market Profile and Forecast of the Albumin Demand in the United States Through The Year 2012, dated May 2007; (7) The Marketing Research Bureau, Inc., The Worldwide Alpha-1 Antitrypsin Market Present Situation and Future Prospects 2005-2015, dated November 2005; and (8) The Marketing Research Bureau Inc., The Worldwide Plasma Fractions Market 1984 to 2000 (the "MRB Worldwide Book 1984-2000"). Market research, consultant surveys, and industry publications and surveys generally indicate

i

that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy or completeness of such information. Although we believe that the publications and reports are reliable, neither we nor the underwriters have independently verified the data. Our internal data, estimates and forecasts are based upon information obtained from our investors, partners, trade and business organizations and other contacts in the markets in which we operate and our management's understanding of industry conditions. Although we believe that such information is reliable, we have not had such information verified by any independent sources.

        We have a number of registered marks, including Gamunex®, Prolastin®, Plasbumin®, Plasmanate®, Koate®, Thrombate III®, GamaStan®, HyperHepB®, HyperRho®, HyperRab®, HyperTet®, Gamimune®, Talecris Direct®, and Prolastin Direct®. This prospectus also contains additional trade names, trademarks and service marks belonging to us and to other companies. All trademarks and trade names appearing in this prospectus are the property of their respective holders.

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PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that is important to you. Before investing in our common stock, you should read this prospectus carefully in its entirety, especially the risks of investing in our common stock that we discuss in the "Risk Factors" section of this prospectus and our financial statements and the financial statements of Bayer Products Business Group and related footnotes beginning on page F-1.

        In this prospectus, unless otherwise stated or the context otherwise requires, references to "Talecris," "we," "us," "our" and similar references refer to Talecris Biotherapeutics Holdings Corp. for the period subsequent to our formation, and refer to Bayer Plasma Products Business Group, an operating unit of the Biological Products division of Bayer Healthcare LLC, which is a subsidiary of Bayer AG, for the period prior to our formation. Unless otherwise stated or the context requires otherwise, "Bayer" means Bayer AG, or any of its directly or indirectly wholly-owned subsidiaries.

        We refer to EBITDA and adjusted EBITDA in various places in this prospectus. The definition of EBITDA and adjusted EBITDA and a reconciliation of EBITDA and adjusted EBITDA to Net Income (Loss) is provided under the heading "Non-GAAP Financial Measure" in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Talecris Biotherapeutics Holdings Corp.

Overview

        We are a biopharmaceutical company that is one of the largest producers and marketers of plasma-derived protein therapies in the world. We develop, produce, market and distribute therapies that extend and enhance the lives of people suffering from chronic and acute, often life-threatening, conditions, such as immune deficiency disorders, alpha-1 antitrypsin (AAT) deficiency, infectious diseases, hemophilia and severe burns. In 2007, our internal estimates show that we ranked second in the North American market with a 26% share of combined product sales and contract manufacturing based upon the MRB U.S. Book, the MRB Canada Book and the MRB Worldwide Book. In 2007, we ranked third in the approximately $9.0 billion global plasma-derived proteins market with an internally estimated 13% share of product sales, based on 2005 MRB data and estimates of market growth since then.

        Our largest product, Gamunex, Immune Globulin Intravenous (Human), 10% Caprylate/Chromatography Purified, is one of the leading products in the intravenous immune globulin (IGIV) market, with a reputation as a premium product. We estimate that the Gamunex IGIV share of unit volume in 2007 was 23%, 84%, and 20% in the U.S., Canada, and Germany, respectively. Our second largest product, Prolastin Alpha 1 Proteinase Inhibitor (Human) had a 70% share of sales in the United States in 2007 and a 78% share of sales worldwide in 2005 and has a high degree of brand recognition within the alpha-1 proteinase inhibitor, or A1PI, category, which is one of the fastest growing categories in the plasma-derived protein therapy industry according to the MRB Worldwide Book and the MRB U.S. Book. During the year ended December 31, 2007, we generated net revenue and net income of $1.2 billion and $123.6 million, respectively.

        We established our leading market positions through a history of innovation, including developing the first ready-to-use 10% liquid IGIV product in North America and the first A1PI product globally. We continue to develop products to address unmet medical needs and employ over 250 scientists and support staff to develop new products, expand the uses of our existing products, and enhance our process technologies. Our business is supported by an integrated infrastructure, including, as of June 30, 2008, 54 Talecris-owned plasma collection centers, one of the world's largest integrated fractionation and purification facilities, a differentiated distribution network, and sales and marketing organizations in the U.S., Canada and Germany. Our heritage of patient care innovations in therapeutic proteins dates back to Cutter Laboratories, which began to produce plasma-derived products in the early 1940s, and its successor companies, including Miles Inc., Bayer Corporation and Bayer Healthcare LLC.

The Plasma Products Industry

        Market Dynamics.    The human plasma-derived products industry has demonstrated total sales revenue growth at a compound annual rate of approximately 7% globally over the past 20 years with worldwide sales of approximately $9.0 billion in 2007 based upon the MRB Worldwide Book, the MRB Worldwide Book 1984-2000, and our estimates of recent industry growth. U.S. sales have grown at a compound annual rate of approximately 9% over the past 17 years with sales of $3.5 billion in 2007 according to the MRB U.S. Book. Consistent worldwide growth in demand and favorable supply/demand dynamics have generally provided a basis for price increases over the past four years.

        Significant industry consolidation has reduced the number of major producers of plasma products to five companies, including us. Three companies, including us, currently collectively account for almost 83% of U.S. sales according to the MRB U.S. Book. The industry today has fewer participants, which tend to be larger, vertically integrated and more profit-driven, with the scale necessary to permit them to invest in the development of new therapies and indications, and more efficient and compliant facilities to serve the patient community.

        While demand for plasma-derived products has continued to expand, the supply of human plasma has decreased significantly over the past 10 years. From 1996 to 2006, U.S. plasma collections decreased from 14.1 million liters to 11.9 million liters, while plasma recovered from whole blood donations remained flat. Worldwide plasma collections have also declined, from 19.4 million liters in 2000 to 18.0 million liters in 2005. The decrease in plasma supply resulting from industry rationalization and vertical integration was partially offset by the ability of manufacturers to use existing product and plasma inventories and to leverage new manufacturing efficiencies resulting in increased yields of products. A continued increase in demand for plasma products in recent years has led to industry supply constraints, which in turn has led to price increases for many plasma products and stimulated the addition of new plasma collection centers to meet the increased need for sourced plasma. In response to product demand, we and some of our competitors and independent suppliers have begun opening new plasma centers.

        We expect demand for plasma products to continue to grow at a compound annual rate of 6% to 8% for the next five to seven years based upon the MRB IPPC Statistics and the MRB Worldwide Book. There are significant barriers to entry into the plasma derivatives manufacturing business, including the operationally complex nature of the business; a high level of capital expenditures to develop, equip and maintain the necessary storage, fractionation and purification facilities; the need to secure an adequate supply of U.S. sourced plasma; significant intellectual property; and the ability to comply with extensive regulation by the FDA and comparable authorities worldwide.

        Market Overview.    Plasma contains many therapeutic proteins which the body uses to, among other things, fight infection, regulate body function, and control bleeding and clotting. These proteins are extracted from plasma through a process known as fractionation, which separates the therapeutic proteins contained in the plasma into constituent fractions. These fractions are then further processed and purified to create different product classes addressing a range of therapeutic needs. Our four largest product categories and their indications are given in the table below:

Segment and Talecris Key Products	Our Indications	Talecris Share of Sales	Market Historic Growth Rate CAGR	Talecris Net Revenue 2007 (000's)

IGIV Gamunex IGIV	U.S. and EU—Primary Immune Deficiency Idiopathic Thrombocytopenic Purpura. EU only—Guillain Barre Syndrome, Chronic Lymphocytic Leukemia, Post Bone Marrow Transplant	24%—U.S.(1) 19%—Worldwide(2)	15%—U.S.(3) 11%—Worldwide(4)	$476,009—U.S. $674,329(6)—Worldwide

A1PI Prolastin A1PI	AAT Deficiency related emphysema	70%—U.S.(1) 78%—Worldwide(2)	16%—U.S.(3) 15%—Worldwide(4)	$181,994—U.S. $276,538—Worldwide

Fraction V (Albumin and PPF) Plasbumin-5 (Human) 5% USP Plasbumin-20 (Human) 25% USP Plasmanate, Plasma Protein Fraction 5% USP	Plasma expanders, severe burns, acute liver and kidney failures	14%—U.S.(1) 7%—Worldwide(2)	22%—U.S.(5) 5%—Worldwide(4)	$36,709—U.S. $78,410(6)—Worldwide

Hyperimmunes GamaStan, HyperHepB, HyperRho, HyperRab, HyperTet	Hepatitis A, Hepatitis B, Rabies, RH Sensitization, Tetanus	16%—U.S.(1) 10%—Worldwide(2)	4%—U.S.(5) 5%—Worldwide(4)	$49,777—U.S. $68,799—Worldwide

(1)
For the 2007 calendar year, according to MRB.
(2)
For the 2005 calendar year, according to MRB.
(3)
Represents the compound annual growth rate from 1996 to 2007, calculated based on data from MRB.
(4)
Represents the compound annual growth rate from 1994 to 2005, calculated based on data from MRB.
(5)
Represents the compound annual growth rate from 2003 to 2007, calculated based on data from MRB.
(6)
Includes tolling revenues from Canadian blood system.

Competitive Strengths

        We believe that the following strengths position us to compete effectively in the plasma products industry:

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  Premium Global Liquid 10% IGIV product.    Our product, Gamunex IGIV, which was launched in North America in 2003 as a premium ready-to-use liquid IGIV product, is one of the leading products in the IGIV market, with a 24% share of U.S. sales in 2007 according to the MRB U.S. Book. This share is down 2% from our 26% share in 2006 due, we believe, to our plasma supply constraints. Our current global share has likely been similarly impacted by our supply constraints, although third-party data more recent than 2005 is not yet available. We also lost share on a unit volume basis during these periods; however, as our supply increases, we expect to recapture at least a portion of the lost share. We believe Gamunex IGIV is considered to be the industry benchmark due to a comprehensive set of differentiated product characteristics that have positioned it as the premium product in its category since its launch. Gamunex IGIV is a ready-to-use 10% liquid product with no sugar, which makes it a product of choice for many patients and physicians. Gamunex was shown to be the preferred liquid IGIV of allergists/immunologists in the United States (source: Harris Interactive Report January 2007). We use a patented caprylate process that preserves more of the fragile IgG proteins compared to prior generation IGIV products. We are currently pursuing an indication for Gamunex IGIV in CIDP (chronic inflammatory demyelinating polyneurophathy, a rare neurological autoimmune disease) and have been granted orphan drug designation and Priority Review by the FDA as well as Priority Review by Health Canada.

  •
  Leading Producer of A1PI with Strong Brand Recognition.    We are the world's largest producer of A1PI, which is used for the treatment of AAT deficiency-related emphysema. Prolastin A1PI has the leading share of sales in the United States and the European Union, and is the only A1PI product licensed in Canada, Germany, Italy and Austria. Our Prolastin Direct direct-to-patient delivery system with a sophisticated disease state management program provides us a competitive advantage through increased patient loyalty, a high degree of channel integrity, proprietary customer and sales data, and a predictable revenue stream with better economics than indirect channels. In 2006, we became the first producer of an A1PI therapy to complete a Mutual

    Recognition Procedure, giving us the regulatory approval necessary to sell Prolastin A1PI in ten additional European countries where, based upon our internal estimates, we believe approximately 30% of the global patient population may reside, Spain is the only one of these European countries with another licensed A1PI product. We are currently in reimbursement negotiations in these countries, which must be concluded before we can expect to significantly increase sales in these countries. We are currently developing Alpha-1 MP A1PI, our next generation therapy, which is designed to have improved yields and product purity.

  •
  Leader and Innovator in the Global Plasma Products Industry with a Well-Established, Integrated Platform.    We have a successful history of product innovation and commercialization, and we possess specific expertise and core competencies in the development, purification, large-scale manufacture and sale of protein therapeutics. There has never been a documented or confirmed transmission of disease through our IGIV or A1PI products.

  •
  Process Innovation: We are the developer of the first ready-to-use 10% liquid IGIV product in North America and the first A1PI product. We have applied new developments in protein purification, including caprylate and chromatography technologies, and are now producing and selling a third generation IGIV product.

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  R&D Pipeline: Our Phase I/II candidate, Plasmin, represents an opportunity to expand into a new market addressing the dissolution of blood clots including acute peripheral arterial occlusion (aPAO) and ischemic stroke. In addition, our current research and development consists of a range of programs that aim to obtain new therapeutic indications for existing products, enhance product delivery, improve purity and safety, and increase product yields.

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  Enhancing future growth through recombinant protein technology: We are currently developing a commercial process to produce recombinant Plasmin and plan to pursue the development of recombinant Plasmin to treat ischemic stroke. Recombinant technology permits the production of proteins, including human proteins, in bacteria, yeast, or cell cultures. While we do not believe that the development of recombinant products is crucial to our ability to remain competitive with our current plasma-derived product offerings, the successful development of recombinant products will allow us to compete with new products in this higher margin segment of the biotherapeutics industry in the long term.

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  Favorable Distribution Arrangements.    Our size, history and reputation in the industry have enabled our commercial organization to establish direct and indirect channels for the distribution of our products, and have provided us with experience in dealing with our key regulators, doctors, patient advocacy groups and plasma protein policy makers. Since 2005, we have rationalized our distribution network and simultaneously entered into long-term distribution agreements which we believe grant us favorable volume, pricing, and payment terms. We have made appropriate commitments to the Public Health Service and Federal Supply Schedule programs as part of our distribution system. In addition, since the late 1980s, we have been the "supplier of record" for the Canadian blood system under contracts with the two national Canadian blood system operators, Canadian Blood Services and Hema Quebec, to provide plasma-derived products.

  •
  Experienced, Proven Management Team.    Our business is led by an experienced management team, with our executive officers possessing an average of nearly 10 years of experience in the plasma/protein therapeutics business and an average of over 14 years of experience in healthcare-related businesses. Our management team has been effective and successful in transitioning our business from a division of Bayer to a stand-alone company, a process that required sophisticated planning and the development of extensive infrastructure. We have both the complex technical knowledge required in the protein therapeutic products industry and proven competency in commercializing protein therapeutic products.

Business Strategy

        Our goal is to be the recognized global leader in developing and delivering premium protein therapies to extend and enhance the lives of individuals suffering from chronic, acute and life-threatening conditions. The key elements of our strategy for achieving this goal are as follows:

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  Capitalize on favorable industry dynamics.    The plasma-derived protein therapeutics industry is enjoying favorable conditions. As a result of the long-term increase in demand for our plasma-derived products, the limits in production and collection capacity, and the barriers to entry in this industry, pricing has increased steadily for our key plasma-derived products since 2004. Investment needs and increases in costs have also contributed, often significantly, to price increases.

  •
  Realize operating leverage.    We seek to improve our profitability by capitalizing on the operating leverage in our business model. A significant portion of our cost structure, other than raw materials, is relatively fixed and therefore incremental volume contributes significant additional profit. In order to fully exploit our potential operating leverage, we will need to increase our production volume, which is currently limited by constraints in the supply of plasma. As we expand our supply of plasma, we intend to increase production and leverage our existing operations. Over the longer term, we plan to leverage available capacity in Gamunex IGIV purification even if we do not produce added quantities of other therapies. If successful, this plan could result in lower gross profit margin, but greater profit and cash flow.

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  Expand plasma collection platform to support growth.    When we were formed in March 2005, we owned no plasma collection centers, but instead relied on supply agreements with third parties, including our competitors. In 2006, we made the strategic decision to vertically integrate in order to enhance the predictability, sustainability and profitability of our plasma supply. We are growing and integrating our raw material supply chain through the expansion of our plasma collection platform, Talecris Plasma Resources (TPR). As of June 30, 2008, TPR and our strategic partners have operated 67 centers of which 46 are licensed and 54 were owned by Talecris. These 67 centers collectively represent approximately two-thirds of our currently planned collection center network. We expect that this network will provide in excess of 90% of our plasma supply in the long-term. Our strategy includes significant investment in operational excellence to enable growth and vertical integration and to remediate certain centers. Programs are underway to upgrade standard operating procedures, develop and implement computer based competency training, and upgrade automation and information systems. We have implemented detailed operating and financial reporting metrics and as of June 30, 2008, we have automated more than 80% of our centers.

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  Manage product life cycles and invest in protein therapies.    We continually evaluate new therapeutic indications, new methods of administration, and new formulations to maintain or increase our products' sales potential and extend their commercial life. For example, we successfully developed and introduced Gamunex IGIV as a higher-yield, well tolerated successor version of our Gamimune IGIV product. Additionally, Prolastin Alpha-1 MP, our next generation A1PI offering, will be a higher-yielding version of our current market-leading product, with greater purity. Like Prolastin A1PI, Alpha-1 MP A1PI will be intended to treat AAT deficiency, an inherited disorder that causes a significant reduction in the naturally occurring protein AAT. In addition, Plasmin represents a significant opportunity to expand into a new market. Pre-clinical and Phase I studies indicate that Plasmin may result in a safer and faster treatment for restoring blood flow through arteries and veins obstructed by blood clots.

        Executing the above elements of our strategy should enable the profitable growth of our business. Expanding our plasma collection platform, with a corresponding increase in plasma production and deliveries, will enable us to further leverage our fixed cost infrastructure in both plasma collection and manufacturing. Increased productivity of newly opened collection centers and enhanced efficiency of our plasma collection platform would reduce the excess period expense currently compressing our gross margins. We expect that the resulting increase in product sales will enable us to regain market share.

Formation and Initial Financing

        We began operations as an independent company on April 1, 2005, upon the completion of our acquisition of substantially all of the assets and the assumption of specified liabilities of the Bayer Plasma Products Business Group, an operating unit of the Biological Products division of Bayer Healthcare LLC, which is a subsidiary of Bayer AG. The acquisition was effected by Talecris Holdings, LLC. We are a majority owned subsidiary of Talecris Holdings, LLC, which is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings, LLC are held by Cerberus-Plasma Holdings LLC.

        The total purchase price of $324.8 million, including transaction costs, was allocated to the net assets acquired based upon their estimated fair value at the date of the acquisition. Net assets acquired represented total assets of $598.0 million, primarily related to inventories, net of $20.9 million of liabilities. Property, plant, and equipment and all other identifiable intangible assets were recorded at zero value as the fair value of the current assets acquired exceeded the aggregate consideration and liabilities assumed. The excess of the fair value of the net current assets acquired over the purchase price of $252.3 million was recorded as negative goodwill and was recognized as an extraordinary gain for the nine months ended December 31, 2005 in the Consolidated Income Statements.

        The total consideration consisted of $303.5 million of cash, 1,000,000 shares of our common stock, and one share of 14% Junior Preferred Stock paid to Bayer. The cash portion of the acquisition was partially financed by $125.0 million of funding provided by affiliates of Cerberus and Ampersand. The remainder of the cash purchase price was financed by $199.9 million that we borrowed under a secured credit facility, as amended, with JPMorgan Chase Bank N.A. ("JPMorgan") totaling $440.0 million. Cerberus and Ampersand received 12% Second Lien Notes with a fair value equal to their face amount of $25.0 million; 14% Junior Secured Convertible Notes with a fair value equal to their face amount of $90.0 million; and 100,000 shares of Series A Preferred Stock with a fair value of $7.1 million, all in exchange for the $125.0 million of cash funding.

        As part of our overall formational activities, on April 12, 2005 we also acquired 100% of the outstanding stock of Precision Pharma Services, Inc. (Precision) from Ampersand to increase manufacturing capacity primarily at the fractionation step of the production process. In that transaction, we acquired 100% of the common stock of Precision from Ampersand for $16.8 million, including the assumption of $3.3 million in debt. The acquisition was financed through the issuance to Ampersand of $2.8 million in 12% Second Lien Notes with a fair value equal to their face value and 192,310 shares of Series B Preferred Stock with a fair value of $13.6 million at March 31, 2005 (face value of $11.0 million). Precision was merged into Talecris, Inc. effective January 1, 2007 and is now referred to as Talecris–Melville.

December 6, 2006 Debt Recapitalization

        On December 6, 2006, we completed a recapitalization in which we repaid and retired all outstanding principal and interest amounts owed under our then existing $440.0 million asset-based credit facility, as amended, outstanding with JPMorgan with new credit facilities aggregating $1.355 billion in total borrowing availability, as defined. The new facilities consisted of:

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  a $700.0 million First Lien Term Loan Credit Agreement with Morgan Stanley due December 6, 2013;

  •
  a $330.0 million Second Lien Term Loan Credit Agreement with Morgan Stanley due December 6, 2014; and

  •
  a $325.0 million Revolving Credit Agreement with Wachovia Bank N.A. due December 6, 2011.

        We used proceeds from the recapitalization to repay and retire $203.0 million of debt then outstanding under the JPMorgan credit facility; fund a cash dividend to Talecris Holdings, LLC of $760.0 million; pay a cash award of $34.2 million to certain employees and members of our board of directors; fund an irrevocable trust in the amount of $23.0 million associated with cash payments under the cash award; repay principal and interest of $29.5 million owed to Cerberus and Ampersand under our 12% Second Lien Notes, which included $1.1 million of prepayment penalties; pay accrued interest of $23.4 million owed to Talecris Holdings, LLC under the terms of our then existing 14% Junior Secured Convertible Notes, following which at the election of Talecris Holdings, LLC, the notes were converted into 900,000 shares of Series A Preferred Stock; pay debt issuance costs of $25.0 million, which have been capitalized as deferred financing costs; and provide for general corporate purposes.

Certain Risk Factors

        Our business is subject to numerous risks, including without limitation the following:

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  We may be unable to obtain adequate quantities of FDA-approved plasma due to industry-wide shortages, problems with third-party suppliers or difficulties with our own centers.

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  We have purchased and opened plasma collection centers, but as an organization we lack extensive experience in operating plasma collection centers. Our financial performance would suffer and we would become more supply constrained if we could not obtain adequate quantities of plasma from our own FDA-approved collection centers. Additionally, certain of the centers we opened will require greater-than-expected time and expense to achieve licensure.

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  Government or third-party payors may decrease or otherwise limit the amount, scope or other eligibility requirements for reimbursement for the purchasers of our products.

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  Our manufacturing processes, plasma supply and products may be susceptible to contamination or production interruptions.

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  Our plasma collection and manufacturing processes are subject to government regulation, oversight and inspection, which in the event of non-compliance could adversely impact operations.

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  Supply constraints, caused by the closure of collections centers, have caused the industry's total plasma collections to decrease during the past decade.

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  The recent favorable pricing environment for our products may not continue.

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  The regulatory requirements for product approval may not be explicit and may evolve over time. Additionally, the regulatory pathways may diverge by jurisdiction.

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  We are dependent on third parties to provide crucial supplies (including plasma), to service our equipment, and to sell, distribute and deliver our products.

These and other risks are more fully described in the section entitled "Risk Factors." We urge you to carefully consider all the information presented in the section entitled "Risk Factors" beginning on page 13.

Our Corporate Information

        We were incorporated under the laws of the State of Delaware on March 11, 2005 and commenced operations on April 1, 2005, upon completion of our acquisition on March 31, 2005 of substantially all of the assets and the assumption of specified liabilities of the Bayer Plasma Products Business Group, a unit of the Biological Products division of Bayer Healthcare LLC, which is a subsidiary of Bayer AG. Our principal executive offices are located at 4101 Research Commons, 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 27709 and our telephone number is (919) 316-6300. Our website address is http://www.talecris.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

        We are a majority owned subsidiary of Talecris Holdings, LLC. Talecris Holdings, LLC is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings, LLC are held by Cerberus-Plasma Holdings LLC. Upon the consummation of this offering, Talecris Holdings, LLC will own approximately    % of our shares of common stock (assuming the underwriters do not exercise their option to purchase additional shares).

THE OFFERING

Common stock we are offering	shares
Common stock being offered by the selling stockholders	shares
Common stock to be outstanding after this offering	shares
Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $ per share, which is the midpoint of the price range on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us. Based on March 31, 2008 amounts, we expect to use (i) $ of the net proceeds from this offering to repay outstanding principal and interest, and prepayment penalties, under our credit facilities (ii) $22.6 million of the net proceeds from this offering to pay earned and unpaid dividends on our outstanding Series A and B convertible preferred stock, and (iii) $30.8 million of the net proceeds from this offering to pay the termination fee under our management agreement. We will not receive any proceeds from the sale of shares by the selling stockholders. See "Use of Proceeds."
Risk factors	You should read the "Risk Factors" section of this prospectus for a discussion of the factors to consider carefully before deciding to purchase any shares of our common stock.
Proposed Nasdaq Global Market symbol	TLCR

        The number of shares of our common stock to be outstanding immediately after this offering is based on 11,088,713 shares of common stock outstanding, including an aggregate of 213,420 unvested shares outstanding under the 2006 Restricted Stock Plan, as of the closing of this offering and an additional 10,730,790 shares of common stock issuable upon the conversion of all of our outstanding shares of our preferred stock prior to the closing of this offering. The number of shares of common stock to be outstanding after this offering excludes:

  •
  1,524,786 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2008 at a weighted average exercise price of $53.70 per share; and

  •
  an aggregate of 238,081 shares of common stock reserved for future issuance under our 2005 Stock Option and Incentive Plan and our 2006 Restricted Stock Plan as of the closing of this offering.

        Unless otherwise noted, all information in this prospectus assumes:

  •
  no exercise of the outstanding options described above;

  •
  no exercise by the underwriters of their option to purchase up to an aggregate of                              additional shares of common stock from us and the selling stockholders; and

  •
  the conversion of all of the outstanding shares of our preferred stock into an aggregate of 10,730,790 shares of common stock prior to the closing of this offering.

SUMMARY HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL DATA

        The following is a summary of our consolidated historical financial data and the combined financial data for Bayer Plasma Products Business Group (Bayer Plasma or Predecessor), our business predecessor, for the periods ended and at the dates indicated below. You should read this information together with our consolidated financial statements and the combined financial statements of Bayer Plasma and the related notes appearing at the end of this prospectus along with the "Selected Historical Consolidated and Combined Financial Data," and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this prospectus.

        We derived the audited historical financial data for the three months ended March 31, 2005 from the audited combined financial statements of Bayer Plasma, which are included in this prospectus, and we derived the audited consolidated historical financial data as of December 31, 2006 and 2007 and for the period from March 31, 2005, our inception, to December 31, 2005 and for the years ended December 31, 2006 and 2007 from our audited consolidated financial statements included elsewhere in this prospectus. The audited historical financial data as of December 31, 2005 has been derived from our December 31, 2005 audited consolidated balance sheet which is not included in this prospectus and the audited historical financial data as of March 31, 2005 has been derived from the audited combined balance sheet of Bayer Plasma which is not included in this prospectus.

        The unaudited financial data as of March 31, 2008 and for the three months ended March 31, 2007 and 2008 have been derived from our unaudited interim consolidated financial statements, which are included elsewhere in this prospectus. The unaudited financial data as of March 31, 2007 has been derived from our unaudited interim consolidated financial statements, which are not included in this prospectus. These unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for those periods. Operating results for the three months ended March 31, 2008 are not necessarily indicative of results that may be expected for the year ending December 31, 2008.

        The financial statements of Bayer Plasma are presented on a carve-out basis from the historical financial statements of Bayer AG and its affiliates. As Predecessor, we participated in Bayer's centralized cash management system and our net cash funding requirements were met by Bayer. We were not allocated interest costs from Bayer for use of these funds. The Predecessor's combined results of operations include all net revenue and costs directly attributable to our operations as Bayer Plasma, including all costs for supporting functions and services used by us at shared sites and performed by centralized Bayer organizations, presented on a carve-out basis, prior to our March 31, 2005 formation transaction. In the Predecessor period, the expenses for these services were charged to us based on a determination of the services provided primarily using activity-based allocation methods based primarily on revenue, headcount, or square footage. In the Predecessor period, Bayer also provided certain manufacturing services to us for the production of certain products at established transfer prices, which have been included in cost of goods sold.

        We acquired certain assets and liabilities of Bayer Plasma on March 31, 2005. Successor operations began on April 1, 2005 as the successor business (Successor). On April 12, 2005, we acquired Precision Pharma Services, Inc. (Precision), which supplied intermediate paste principally to our predecessor and us. Precision was owned by affiliates of Ampersand, which are investors in Talecris Holdings, LLC. Precision was merged into Talecris, Inc. effective January 1, 2007 and is now referred to as Talecris–Melville.

        We believe that the comparability of our financial results between periods presented is significantly impacted by the following items, which are more fully described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability."

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  Acquisition of Bayer Plasma net assets and related purchase accounting

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  Distribution and transition services agreements with Bayer affiliates

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  Transition-related activities

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  Management fee

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  Share-based compensation awards

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  Special recognition bonus plan

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  Capital structure

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  Gamunex IGIV production incident

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  Vertical integration of plasma collection

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  Litigation settlement with Baxter

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  Release of deferred tax asset valuation allowance

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  Unplanned plant maintenance

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  Customer dispute settlement

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  Plasma center current Good Manufacturing Practices issue

Summary Financial Data

	Predecessor	Successor
	Three Months Ended March 31, 2005		Years Ended December 31,		Three Months Ended March 31,
		Inception Through December 31, 2005
			2006	2007	2007	2008
	(in thousands)
Income (Loss) Statement Data:
Net revenue:
Product net revenue	$245,500	$654,939	$1,114,489	$1,196,686	$296,894	$296,669
Other	—	13,039	14,230	21,823	5,545	8,534

Total net revenue	245,500	667,978	1,128,719	1,218,509	302,439	305,203
Cost of goods sold	209,700	561,111	684,750	788,152	181,793	206,720

Gross profit	35,800	106,867	443,969	430,357	120,646	98,483
Operating expenses:
SG&A	27,500	89,205	241,448	189,387	42,638	44,504
R&D	14,800	37,149	66,801	61,336	13,876	13,103

Total operating expenses	42,300	126,354	308,249	250,723	56,514	57,607

Income (loss) from operations	(6,500)	(19,487)	135,720	179,634	64,132	40,876
Other income (expense):
Equity in earnings of affiliate	—	197	684	436	171	87
Interest expense, net	—	(21,224)	(40,867)	(110,236)	(27,952)	(24,763)
Litigation settlement	—	—	—	12,937	—	90
Loss on extinguishment of debt	—	—	(8,924)	—	—	—

Income (loss) before income taxes and extraordinary items	(6,500)	(40,514)	86,613	82,771	36,351	16,290
(Provision) benefit for income taxes	(5,100)	(2,251)	(2,222)	40,794	(2,055)	(6,725)

Income (loss) before extraordinary items	(11,600)	(42,765)	84,391	123,565	34,296	9,565
Extraordinary items:
Gain (loss) from unallocated negative goodwill	—	252,303	(306)	—	—	—
Gain from settlement of contingent consideration due Bayer	—	13,200	3,300	—	—	—

Net income (loss)	$(11,600)	$222,738	$87,385	$123,565	$34,296	$9,565

Other Financial Data and Ratios (unaudited):
Liters of plasma processed	905	2,493	2,983	2,650	664	820
Gross profit margin	14.6%	16.0%	39.3%	35.3%	39.9%	32.3%
	Predecessor	Successor
							Pro Forma as Adjusted March 31, 2008
		December 31,			March 31,
	March 31, 2005
		2005	2006	2007	2007	2008
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	—	$10,887	$11,042	$73,467	$27,465	$50,163
Total assets	$1,040,800	$705,249	$903,474	$1,142,322	$923,701	$1,162,819
Long-term debt and redeemable preferred stock	—	$270,997	$1,213,455	$1,239,572	$1,233,341	$1,226,719
Total stockholders' equity (deficit) parent's net investment	$943,600	$152,835	$(528,980)	$(390,757)	$(498,418)	$(387,360)

        We also use EBITDA and adjusted EBITDA as operating performance measures. Our EBITDA and adjusted EBITDA were $203.8 million and $256.8 million, respectively, for the year ended December 31, 2007 and $44.8 million and $72.3 million, respectively, for the three months ended March 31, 2008. The definitions of EBITDA and adjusted EBITDA and a reconciliation of EBITDA and adjusted EBITDA to Net Income (Loss) are provided under the heading "Non-GAAP Financial Measure" in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information included in this prospectus, including the financial statements and related notes appearing at the end of this prospectus, before deciding to invest in our common stock. If any of the following risks actually occur, they may materially harm our business, prospects, financial condition and results of operations. In this event, the market price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

We would become further supply-constrained and our financial performance would suffer if we could not obtain adequate quantities of FDA-approved source plasma from our own collection centers and if we do not improve the cost efficiency of our platform.

        In order to reduce our dependence on third-party plasma suppliers, we plan to significantly increase our supplies of source plasma for use in our manufacturing processes through the expansion of our own plasma collection centers. Our acquisition of plasma collection centers from IBR, our center development agreements with third parties and the opening of additional plasma collection centers ourselves are part of this strategy. We also continue to pursue opportunities to purchase additional plasma collection centers.

        The creation of a corporate infrastructure to support these plasma centers, including TPR regional management, has significantly increased our per liter cost for plasma. Until our plasma collection centers reach normal operating capacities, we will continue to charge unabsorbed overhead costs directly to cost of goods sold. If we are unable to open and operate a sufficient number of additional centers, these costs may cause us to have higher costs of operations, lower margins and lower cash flow than our competitors. If our plasma supply drops, our high fixed cost structure could result in significantly lowered profitability or losses. Similarly, one of our business strategies is to capitalize on our operating leverage to increase profitability. If we are unable to obtain increased amounts of licensed plasma for fractionation and purification, we will be unable to execute this business strategy.

        The successful development of new plasma centers depends upon a number of factors, including area demographics, access to public transportation, ability to attract and retain donors with satisfactory service, ability to obtain facilities with the appropriate square footage and floor plan, lease terms, available parking, ability to hire, train and retain competent staff, our ability to improve business processes related to quality and compliance, and proximity to competitors, among other factors. Our plans include an extensive new center development program throughout the United States which will require significant managerial and capital resources.

        Executing the vertical integration of our plasma supply chain also requires successful remediation of certain plasma centers that were not operating consistently with our standards. Some of our past efforts to remediate center deficiencies have not been successful, and consequently we have closed centers. As of June 30, 2008, one licensed and one unlicensed center are temporarily closed for remediation and we had permanently closed one center. Our future remediation efforts may not be successful in other centers and may lead to closure of centers, which would negatively impact our plasma supply. We have experienced varying degrees of success in achieving our internal objectives related to the vertical integration of our plasma supply and in obtaining licensure by the FDA. We plan to continue the high level of financial and personnel support to meet our overall plasma collection objectives for the near term.

        Successful development of a plasma collection center also depends on obtaining FDA licensure of the center, as well as the approval of foreign regulatory authorities, including the German Health Authority (GHA). We begin the collection of plasma at a new plasma collection center location under a FDA registration number and under FDA regulatory guidelines, but prior to obtaining FDA licensure for that specific center. We do not release plasma collected from a plasma collection center to manufacturing until the collection center obtains a license from the FDA. Therefore, licensing delays increase our costs and delay revenues. We have submitted to the FDA a comprehensive set of new standard operating procedures, or SOPs. Implementing the revised SOPs will be a substantial project, which will temporarily increase cost and reduce plasma collection volumes. This project is anticipated to occur in 2009. The change in SOPs, although intended to improve quality, compliance and efficiency, could temporarily lead to an increase in issues and audit findings by us, the FDA, or GHA.

        In the event that we determine that plasma was not collected in compliance with current Good Manufacturing Practice (cGMP) regulations or that the center is unable to obtain FDA licensure, we may be unable to use and may ultimately destroy plasma collected from that center, which would be recorded as a charge to cost of goods sold during the period the plasma is determined to be unrealizable. Additionally, delays in detecting non-compliance with a cGMP in the plasma collection process may result in the release of such plasma to our manufacturing process where it is pooled with compliant plasma from other sources. This may result in the loss of the entire pool as well as impacted intermediates and final product. Consequently, we could experience significant inventory impairment provisions and write-offs which could adversely affect our business and financial results. We recently experienced such an event in one of our centers that we temporarily closed. We detected collusion by several employees at the plasma collection center to conceal deviations from our standard operating procedures and cGMP. A portion of the impacted plasma collected at that center had been released to manufacturing prior to our detection of the issue. As a result, we recorded $16.3 million in inventory impairment provisions during the three months ended March 31, 2008 and an additional $4.3 million subsequently, representing what we believe is the final charge for this matter.

        Obtaining adequate supplies of plasma is dependent upon our ability to open a significant number of new centers, to obtain FDA approval for existing unlicensed centers and future centers, to maintain a cGMP compliant environment in all plasma centers and to expand production across all centers. To date, the ramp-up in volume in our new centers is at a slower rate than demonstrated by third parties. There is no assurance that the FDA will inspect and license plasma collection centers in a timely manner consistent with our production plans. If we misjudge the readiness of a center for an FDA inspection, we may lose credibility with the FDA and cause the FDA to more closely examine all of our operations. Such additional scrutiny could materially hamper our operations.

        As part of the licensing process, the FDA performs a cGMP audit of a center's operations and any compliance issues noted during the inspection must be addressed before the FDA will issue a license for the center. Licensed centers are also inspected by the FDA, typically every two years, and must maintain compliance with cGMP regulations. As part of the FDA licensing process, IBR received, and we may in the future receive, warning letters from the FDA regarding particular centers. If we fail to address issues raised by the FDA or otherwise fail to maintain compliance with cGMP, we may lose our license to operate the relevant centers.

Our financial performance is dependent upon third-party suppliers of FDA-approved source plasma.

        Until our acquisition of plasma collection centers from IBR in November 2006, we relied on third parties for all of our plasma, a significant portion of which was provided to us through plasma collection centers owned or controlled by competitors. We have been notified that plasma obtained under a supply arrangement with ZLB Bioplasma Inc., a subsidiary of CSL Ltd., a major competitor, will end December 31, 2008. ZLB Bioplasma Inc. provided approximately 30% of our plasma in 2007 and 31% during the three months ended March 31, 2008. Beginning in 2009, we expect that we will need to replace all of the plasma provided through this arrangement primarily through our own plasma collection efforts as well as increased plasma deliveries from our remaining third-party suppliers. In addition, there are a limited number of independent suppliers capable of supplying FDA-approved source plasma and many of them have contractual relationships with our competitors, which may limit their ability to provide increased volumes of source plasma to us. Currently, we only obtain source plasma from independent third-party collection centers that operate in the U.S. One of these independent suppliers, Nabi Biopharmaceuticals, sold its Biologics strategic business unit, which includes its plasma business assets, to Biotest Pharmaceuticals Corporation. Additionally, the parent of LifeSera entered into a strategic alliance with Octapharma AG, which will provide Octapharma AG with significant influence and/or control of LifeSera. While we have contracted to receive plasma from LifeSera and Biotest, control of these assets by competitors may make it more difficult to increase the amount of plasma we purchase from them or to renew our contracts in the future. Our inability to replace the volumes provided by these suppliers through our own plasma collection efforts or through increased plasma deliveries from other third-party suppliers would materially adversely effect our business.

        Plasma volumes obtained under arrangements with independent third parties have not always met expectations. Several of the independent plasma suppliers with which we maintain long-term supply arrangements are companies that are small and may lack managerial, regulatory and financial resources, which may make them more vulnerable to adverse events, such as business cycles in our industry. If these suppliers lack adequate capital to operate or expand their businesses, they may be unable to fulfill their commitments to us in a timely manner, if at all. Although we provide financial support to certain of our suppliers through loans and working capital advances, this support may not be sufficient for them to meet their future capital requirements. An inability of any of our suppliers to operate their business successfully and satisfy their obligations in a timely manner may cause a disruption in our plasma supply, which could materially adversely affect our business.

Shortages of plasma will likely result in a stock-out of our products and a loss of IGIV market share.

        Shortages of plasma have resulted and will likely continue to result in our inability to fully meet the needs of our customers for Gamunex, as well as potentially for other products, for periods of time in 2008 and potentially beyond. In turn, this situation has resulted in a loss of IGIV share that will continue until our plasma collection centers achieve a higher level of productivity. The magnitude of stock-outs will be dependent on the ultimate timing of plasma deliveries and the relative shortfall of plasma. If we are unable to supply Gamunex, our most important product, to customers, we will continue to lose market share and suffer harm to our reputation as a dependable supplier of plasma-derived therapies. We may also be subject to penalties under agreements with our customers if we fail to provide them with agreed upon quantities of Gamunex or other products. In addition, these circumstances would result in manufacturing inefficiencies that would be charged directly to cost of goods sold, resulting in lower gross profit and gross margin. Our ability to regain lost IGIV market share is not certain.

Industry-wide disruptions could reduce the availability of FDA-approved source plasma and our financial performance would suffer.

        A number of other factors could disrupt our ability to increase source plasma collections, including but not limited to:

  •
  A lack of alternative plasma supply sources. In recent years, there has been a consolidation in the industry as several plasma derivatives manufacturers have acquired plasma collectors and reduced capacity. Plasma availability worldwide declined from approximately 19.4 million liters in 2000 to approximately 18 million liters in 2005, while the number of plasma collection centers declined from 416 to 296 during the same period. As a result, it is becoming more difficult, and could be impossible, to resolve any significant disruption in the supply of plasma or an increased demand for plasma with plasma from alternative sources.

  •
  A reduction in the donor pool. Regulators in most of the large markets for plasma derivative products, including the United States, restrict the use of plasma collected from specific countries and regions in the manufacture of plasma derivative products. For example, the appearance of the variant Creutzfeldt-Jakob disease, commonly referred to as "mad cow" disease (which resulted in the suspension of the use of plasma collected from U.K. residents), and concern over the safety of blood products (which has led to increased domestic and foreign regulatory control over the collection and testing of plasma and the disqualification of certain segments of the population from the donor pool), have significantly reduced the potential donor pool.

        We believe that our existing plasma supply constraints have limited our ability to meet global customer demand and have resulted in lower sales and market share. Our largest competitors are substantially vertically integrated and, consequently, are able to meet most of their source plasma requirements through their plasma collection centers. If we are unable to appropriately locate, open, manage and obtain licensure of the requisite number of plasma collection centers and achieve sufficient plasma volumes from our own FDA-licensed centers as well as our third-party suppliers, we would be limited in our ability to maintain or grow our current levels of production.

As an organization, we have limited experience in operating plasma collection centers.

        Until our acquisition of 33 opened plasma collection centers and 25 centers in development from IBR in November 2006, we had relied on third parties and on the inventory we acquired from Bayer during our formation for our supply of plasma. Through June 30, 2008 we have purchased an additional 3 plasma collection centers and opened 19 of the acquired centers. Although members of our management team have managed vertically integrated biotherapeutics companies previously, on the whole we lack institutional knowledge and a sufficient number of experienced collection center managers and personnel.

        Our challenges in hiring, training and retaining appropriate numbers of collection center managers and personnel have been exacerbated by the higher-than-expected turnover we experienced among former IBR employees and by certain of the centers we acquired being understaffed. Additionally, many of our centers are in their start-up phase which traditionally results in higher employee turnover than when the centers have an operating history. Our shortage of appropriately trained and experienced collection center personnel across our organization makes each center's individual results more susceptible to the loss of key employees at that center as such employees cannot be quickly replaced. We expect these difficulties to continue as we plan to open significant numbers of new centers in 2008 and 2009.

        Additionally, the lack of adequate numbers of trained collection center management and personnel has made it more difficult for us to institute appropriate business processes across the centers and to effectively manage the centers.

        We believe the implementation of appropriate business processes are necessary to reduce costs and improve production while maintaining appropriate quality controls at the plasma collection centers. Members of our management team have had to devote a greater than expected portion of their time to developing appropriate business processes, remediating collection center problems and managing the plasma centers. This reduces the time available to our management to focus on other aspects of our business.

        Among the business processes we are seeking to strengthen across our plasma collection centers are those related to improving quality control and compliance with governmental regulations. These processes are desirable to permit more timely and accurate monitoring of center conditions and performance and thereby reduce the risk of errors and non-compliance with government regulations. Existing quality control systems alone have not been sufficient to detect all issues and potential areas of non-compliance or to do so on a timely basis. For example, during the first quarter of 2008, we detected an issue at one of our plasma collection centers during an internal inspection in which there was collusion by several employees to conceal deviations from our standard operating procedures and cGMPs. As of June 30, 2008, one licensed and one unlicensed center are temporarily closed for remediation and we permanently closed one center. We may decide to temporarily or permanently close additional centers in order to address compliance issues, delay FDA licensing inspections or require one or more centers to scale back on production to focus on quality control issues. Any of these actions could result in increased costs, reduced production, and the write-off of inventory.

Our products have historically been subject to supply-driven price fluctuations.

        Our products, particularly IGIV, have historically been subject to price fluctuations as a result of changes in the production capacity available in the industry, the availability and pricing of plasma, development of competing products and the availability of alternative therapies. Higher prices for plasma-derived products have traditionally spurred increases in plasma production and collection capacity, resulting over time in increased product supply and lower prices. As demand continues to grow, and plasma supply and manufacturing capacity do not expand, prices tend to increase.

        The industry is currently experiencing a favorable pricing environment for plasma products, in part as a result of a reduction in fractionation capacity and reduced availability of source plasma since 2003. The current robust demand, particularly for IGIV, is resulting in efforts on the part of companies, including ourselves, to increase manufacturing capacity and open new plasma collection centers to increase the availability of source plasma. Some of our competitors have announced plans to grow product supply at a rate above expected demand growth. We, or our competitors, may misjudge demand growth and over-invest in expanding plasma collection or manufacturing capacity, which ultimately may result in lower prices for, or inability to sell, our products.

Our business relies heavily upon the sales of Gamunex IGIV and Prolastin A1PI and any adverse market event with respect to either product could have a material adverse effect on us.

        We rely heavily upon the sales of two of our products: Gamunex IGIV and Prolastin A1PI. Sales of Gamunex IGIV and Prolastin A1PI comprised approximately 75.8% and 71.5% of our total net revenue for the year ended December 31, 2007 and the three months ended March 31, 2008, respectively. Sales of Gamunex IGIV comprised approximately half of our total net revenue in each of these periods. If either Gamunex IGIV or Prolastin A1PI lost significant share of market sales, or were substantially or completely displaced in the market, due to a competing product which has superior efficacy or which is less expensive, we would lose a significant and material source of our net revenue. Similarly, if either Gamunex IGIV or Prolastin A1PI were to become the subject of litigation and/or an adverse governmental ruling requiring us to cease sales of either product, our business would be adversely affected.

Our products face increased competition.

        Recently, certain of our products have experienced increased competition.

        Until 2004, we were one of two North American suppliers with an approved liquid IGIV product. In 2004, Grifols launched Flebogamma® 5% liquid IGIV and Octapharma launched Octagam® 5% liquid IGIV. In 2005, Baxter's Gammaguard® 10% liquid IGIV was launched. In 2007 CSL Behring received approval for Privigen® 10% liquid IGIV. Privigen® was launched in the U.S. in 2008. Omrix and Biotest are both seeking approval for liquid IGIV products in the U.S. Due in part to the limited competition in liquid IGIV products, our Gamunex IGIV had been historically priced at a premium compared to most other IGIV products in North America. If additional liquid IGIV competition results in this premium being reduced or eliminated, or if third-party payors, group purchasing organizations and physicians, or others, demand the lower-priced products of some of our competitors, we may lose sales or be forced to lower our prices.

        In addition, in Canada where we have been the "supplier of record" since the 1980s, one of the Canadian blood system operators, Canadian Blood Services has elected to pursue a dual source strategy, with us as the primary supplier of fractionation services. In the future, the Canadian blood system operators may seek to further diversify their suppliers of fractionation services.

        Until December 2002, our A1PI product, Prolastin A1PI, was the only plasma product licensed and marketed for therapy of congenital AAT deficiency-related emphysema in the U.S. Accordingly, until that time, Prolastin A1PI had virtually 100% market share in its category. In December 2002 and July 2003, Baxter and CSL Behring received licenses for Aralast and Zemaira, respectively, which were launched in the U.S. in 2003, and Grifols received marketing authorization for Trypsone in Spain in 2003. The competing products were introduced at significantly higher prices than Prolastin A1PI. Due in part to our inability to fully meet demand for A1PI product, as well as patient mortality, our market share has dropped to approximately 70% in the U.S. These and other future competitors may increase their sales, lower their prices or change their distribution model which may harm our product sales and financial condition. Also, an additional risk to our Prolastin franchise is if the attrition rate of our existing patient base accelerates faster than we have forecast, resulting in fewer patients and less volume. In addition, Kamada Ltd. is completing clinical trials for licensure in the U.S. for their A1PI product. In Europe we have a 92% share of sales and have the only licensed A1PI product, other than Grifols which has marketing authorization for Trypsone in Spain. Our competitors are currently pursuing licensing trials in Europe. Should our competitors receive approvals in the EU sooner than expected, this will impact our unit volumes and share of sales.

        Arriva and GTC Biotherapeutics are in the early stages of development for a recombinant form of A1PI (recA1PI). Although we are not aware of any active clinical trials for a recA1PI product, a successful recA1PI could gain market share through the elimination of the risk of plasma-borne pathogens, or through a reduced price permitted by significantly decreased costs (since the recA1PI would not be sourced from plasma). If a new formulation of A1PI is developed that has a significantly improved rate of administration, such as aerosol inhalation, prior to our developing a similar product, the market share of Prolastin A1PI could be negatively impacted. Similarly, several companies are attempting to develop products which would be substitution threats in the A1PI sector, including retinoic acid, oral synthetic elastase inhibitors and gene therapy. While these products are all in early stages of development, the potential for successful product development and launch cannot be ruled out.

        In addition, our plasma therapeutics face competition from non-plasma products and other courses of treatments. For example, two RhD hyperimmune globulins for intravenous administration, Cangene's WinRho® SDF and CSL Behring's Rhophylac®, are now approved for use to treat ITP, and we expect GSK and Amgen to launch thrombopoietin inhibitors targeting ITP patients in 2008 and 2009 that may reduce the demand for IGIV to treat this immune disorder. There is also a risk that indications for which our products are now used will be susceptible to new treatments, such as small molecules, monoclonal or recombinant products. Recombinant Factor VIII product competes with our own plasma-derived product in the treatment of Hemophilia A and has been perceived by many to have lower risks of disease transmission. Additional recombinant products or the use of monoclonal antibodies, small molecules, or stem cell transplantations could compete with our products and reduce the demand for our products. For example, Crucell is developing rabies monoclonal antibody cocktail, which is currently in Phase II development. Crucell and Sanofi Pasteur have signed an exclusive collaboration and commercialization agreement for the development of a rabies monoclonal antibody cocktail using Crucell's PER.C6® manufacturing technology. To the extent that this product obtains an FDA license, it could significantly impact our HyperRab sales. Also, GTC Biotherapeutics is developing a potentially competitive ATIII product derived from the milk of transgenic animals. If this transgenic product is approved by the FDA, we expect increased competition as our product, Thrombate, is currently the only FDA approved product.

        We do not currently produce any recombinant products. Although we are attempting to develop a recombinant version of Plasmin, we cannot be certain that it will ever be approved or commercialized. As a result, our product offerings may remain plasma-derived, even if our competitors offer competing recombinant products.

        See "Business—Competition" for an additional discussion of the competitive environment for our products.

We could be adversely affected if government or private third-party payors decrease or otherwise limit the amount, scope or other eligibility requirements for reimbursement for the purchasers of our products.

        We have experienced and expect to experience pricing pressures on our current products and pipeline products from initiatives aimed at reducing healthcare costs by governmental and private third-party payors, the increasing influence of health maintenance organizations, and regulatory proposals, both in the United States and in foreign markets. In addition, prices in many European countries are subject to local regulation. If payors reduce the amount of reimbursement for a product, it may cause groups or individuals dispensing the product to discontinue administration of the product, to administer lower doses, to substitute lower cost products or to seek additional price related concessions. These actions could have a negative effect on our financial results, particularly in cases where we have a product that commands a premium price in the market place, or where a shift in dispensation site could concentrate pricing power. For example, in 2005, the Medicare physician payment methodology changed to Average Sales Price (ASP) +6%, while hospital reimbursement changed at the beginning of 2006 to ASP +6%. This payment was based on a volume-weighted average of all brands under a common billing code. As a result, Medicare payments to physicians between the fourth quarter of 2004 and the first quarter of 2005 dropped 14% for both the powder and liquid forms of IGIV. Medicare payments to hospitals fell 45% for powder IGIV and 30% for liquid IGIV between the fourth quarter of 2005 and the first quarter of 2006. The Medicare reimbursement changes in 2005 for physicians resulted in the shift of a significant number of Medicare patients to hospitals from physicians' offices. After 2006 some hospitals reportedly began to refuse providing IGIV to Medicare patients due to reimbursement rates that were below their acquisition cost. While subsequent changes have improved some of these Medicare reimbursement issues, on January 1, 2008, the Centers for Medicare & Medicaid Services (CMS) reduced the reimbursement for separately payable drugs and biologicals, including IGIV, in the hospital outpatient setting from ASP +6% to ASP +5% using 2006 Medicare claims data as a reference for this reduction. In addition, CMS reduced the add-on payment to hospitals from $75 to $38 per infusion. Beginning January 1, 2009, CMS proposes to reduce this reimbursement rate to ASP +4%. CMS is proposing to discontinue the add-on fee in 2009 as well. These and similar reimbursement changes for our products could materially impact our financial results.

        Additionally, physicians frequently prescribe legally available therapies for uses that are not described in the product's labeling and that differ from those tested in clinical studies and approved by the FDA or similar regulatory authorities in other countries. These unapproved, or "off-label," uses are common across medical specialties, and physicians may believe such off-label uses constitute the preferred treatment or treatment of last resort for many patients in varied circumstances. We believe that a majority of our IGIV volume, and a similar proportion of the IGIV produced by our competitors, is used to fill physician prescriptions for indications not approved by the FDA or similar regulatory authorities. If reimbursement for off-label uses of our products, including IGIV, is reduced or eliminated by Medicare or other third-party payors, including those in the United States or the European Union, we could be adversely affected.

        For example, CMS could initiate an administrative procedure known as a National Coverage Determination (NCD) by which the agency determines which uses of a therapeutic product would be reimbursable under Medicare and which uses would not. This determination process can be lengthy, thereby creating a long period during which the future reimbursement for a particular product may be uncertain. High levels of spending on IGIV products, along with increases in IGIV prices, increased IGIV utilization and the high proportion of off-label uses, may increase the risk of regulation of IGIV reimbursement by CMS. On the state level, similar limits could be proposed for therapeutic products covered under Medicaid. Moreover, the Deficit Reduction Act of 2005 incentivizes states to take innovative steps to control healthcare costs, which could include attempts to negotiate limits to or reductions of drug prices.

        Healthcare reform initiatives could decrease coverage and reimbursement for drugs and biologicals, including IGIV, in order to fund the costs associated with providing insurance coverage for the under-and uninsured. Significant decreases in coverage and reimbursement of our products could have a negative impact on our financial performance.

        Additionally, the proposed settlement of class action litigation against First DataBank and others, may result in the revision of, or the elimination of, the published Average Wholesale Prices (AWPs) which are an important basis used by many third-party payors for our products. Consequently, given the nature of our Prolastin Direct Model in the U.S., we anticipate a decrease in Prolastin AWP resulting in a decrease in our net price subsequent to the settlement.

Our ability to continue to produce safe and effective products depends on the safety of our plasma supply against transmittable diseases.

        Despite overlapping safeguards including the screening of donors and other steps to remove or inactivate viruses and other infectious disease causing agents, the risk of transmissible disease through blood plasma products cannot be entirely eliminated. For example, since plasma-derived therapeutics involve the use and purification of human plasma, there has been concern raised about the risk of transmitting HIV, prions, West Nile virus and other blood-borne pathogens through plasma-derived products. There are also concerns about the future transmission of H5N1 virus, or "bird flu." In the 1980s, thousands of hemophiliacs worldwide were infected with HIV through the use of contaminated Factor VIII. Bayer and other producers of Factor VIII, though not us, are defendants in numerous lawsuits resulting from these infections.

        New infectious diseases emerge in the human population from time to time. If a new infectious disease has a period during which time the causative agent is present in the bloodstream but symptoms are not present, it is possible that plasma donations could be contaminated by that infectious agent. Typically, early in an outbreak of a new disease, tests for the causative agent do not exist. During this early phase, we must rely on screening of donors (e.g., for behavioral risk factors or physical symptoms) to reduce the risk of plasma contamination. Screening methods are generally less sensitive and specific than a direct test as a means of identifying potentially contaminated plasma units.

        During the early phase of an outbreak of a new infectious disease, our ability to manufacture safe products would depend on the manufacturing process' capacity to inactivate or remove the infectious agent. The manufacturing, screening and purification processes for our products may differ, and some products, such as Koate DVI, may use less advanced purification methods. To the extent that a product's manufacturing process is inadequate to inactivate or remove an infectious agent, our ability to manufacture and distribute that product would be impaired.

        If a new infectious disease were to emerge in the human population, the regulatory and public health authorities could impose precautions to limit the transmission of the disease that would impair our ability to procure plasma, manufacture our products or both. Such precautionary measures could be taken before there is conclusive medical or scientific evidence that a disease poses a risk for plasma-derived products.

        In recent years, new testing and viral inactivation methods have been developed that more effectively detect and inactivate infectious viruses in collected plasma. There can be no assurance, however, that such new testing and inactivation methods will adequately screen for, and inactivate, infectious agents in the plasma used in the production of our products.

Our manufacturing processes are complex and involve biological intermediates that are susceptible to contamination.

        Plasma is a raw material that is susceptible to damage and contamination and may contain active pathogens. Improper storage of plasma, by us or third-party suppliers, may require us to destroy some of our raw material, or if the damaged plasma is not detected, result in the destruction of product.

        The manufacture of our plasma products is an extremely complex process of fractionation, purification, filling and finishing. Although we attempt to maintain high standards for product testing, manufacturing, process controls and quality assurance, our products can become non-releasable or otherwise fail to meet our stringent specifications through a failure of one or more of these processes. Extensive testing is performed throughout the process to ensure the safety and effectiveness of our products. We may, however, detect instances in which an unreleased product was produced without adherence to our manufacturing procedures. Such an event of noncompliance would likely result in our determination that the product should not be released and therefore would be destroyed. For example, a malfunction of the Gamunex IGIV chromatography system just prior to our formation transaction in 2005 resulted in the processing of IGIV products containing elevated levels of antibodies for over one month. Our total cost related to this incident, including the costs of product loss, investigation, testing, disposal, and other remedial actions, was approximately $41.6 million. We subsequently recovered from Bayer $10.7 million through our 2005 working capital adjustment and $9.0 million in the first quarter of 2007 through a settlement.

        Once we have manufactured our plasma derivative products, they must be handled carefully and kept at appropriate temperatures. Our failure, or the failure of third parties that supply, ship or distribute our products, to properly care for our products may require that those products be destroyed.

        While we expect to write off small amounts of work-in-progress in the ordinary course of business due to the complex nature of plasma, our processes and our products, unanticipated events may lead to write-offs and other costs materially in excess of our expectations and the reserves we have established for these purposes. We have in the past had issues with product quality and purity that have caused us to write off the value of the product. Such write-offs and other costs could cause material fluctuations in our profitability. Furthermore, contamination of our products could cause investors, consumers, or other third parties with whom we conduct business to lose confidence in the reliability of our manufacturing procedures, which could adversely affect our sales and profits. In addition, faulty or contaminated products that are unknowingly distributed could result in patient harm, threaten the reputation of our products and expose us to product liability damages and claims from companies for whom we do contract manufacturing.

Our ability to continue manufacturing and distributing our products depends on our and our suppliers' continued adherence to current Good Manufacturing Practice (cGMP) regulations.

        The manufacturing processes for our products are governed by detailed written procedures and federal regulations that set forth cGMP requirements for blood and blood products. Our Quality Operations unit monitors compliance with these procedures and regulations, and the conformance of materials, manufacturing intermediates, and final products to their specifications. Failure to adhere to established procedures or regulations, or to meet a specification, could require that a product or material be rejected and destroyed. There are relatively few opportunities for us to rework, reprocess or salvage nonconforming materials or products.

        Our adherence to cGMP regulations and the effectiveness of our quality systems are periodically assessed through inspections of our facilities by the FDA in the U.S. and analogous regulatory authorities in other countries. While we believe that our manufacturing facilities are currently in substantial compliance with cGMP regulations, we cannot assure you that we will not be cited for deficiencies in the future. If deficiencies are noted during an inspection, we must take action to correct those deficiencies and to demonstrate to the regulatory authorities that our corrections have been effective. If serious deficiencies are noted or if we are unable to prevent recurrences, we may have to recall product or suspend operations until appropriate measures can be implemented. We are required to report some deviations from procedures to the FDA. Even if we determine that the deviations were not material, the FDA could require us to take similar measures. Since cGMP reflects ever evolving standards, we regularly need to update our manufacturing processes and procedures to comply with cGMP. These changes may cause us to incur costs without improving our profitability or the safety of our products. For example, more sensitive testing assays may be required (if and when they become available) or existing procedures or processes may require revalidation, all of which may be costly and time-consuming and could delay or prevent the manufacturing of a product or launch of a new product.

        Our planned capital expenditures are significant and are likely to approach or exceed $100 million annually over the next five years. We may exceed $200 million in capital expenditures in one of the annual periods dependent upon the timing of spending related to the design and construction of a new fractionation facility, which we currently estimate will cost $200 million, and a new Plasmin facility, and to maintain compliance with cGMP. This planned level of capital spending would exceed our current capital expenditure covenants under our credit facilities. Consequently, we will need to amend our capital expenditure covenants, refinance or curtail our level of planned investment. We cannot be certain that these projects will be completed in a timely manner or that we will maintain our compliance with cGMP, and we may need to spend additional amounts to achieve compliance. Changes in manufacturing processes, including a change in the location where the product is manufactured or a change of a third-party manufacturer, may require prior FDA review and approval or revalidation of the manufacturing process and procedures in accordance with cGMP. There may be comparable foreign requirements. To validate our manufacturing processes and procedures following completion of upgraded facilities, we must demonstrate that the processes and procedures at the upgraded facilities are comparable to those currently in place at our facilities. In order to provide such a comparative analysis, both the existing processes and the processes that we expect to be implemented at our upgraded facilities must comply with the regulatory standards prevailing at the time that our expected upgrade is completed. In addition, regulatory requirements, including cGMP regulations, continually evolve. Failure to adjust our operations to conform to new standards as established and interpreted by applicable regulatory authorities would create a compliance risk that could impair our ability to sustain normal operations.

        Additionally, our antithrombin III product is currently being produced for us at Bayer's Berkeley, California, biologics manufacturing facility. The failure of Bayer or of our other suppliers to comply with cGMP standards or disagreements between us and Bayer as to requirements could result in our product being rejected, production being slowed down or halted, or product releases being delayed.

        A number of inspections by the FDA and foreign control authorities, including the German Health Authority, have been conducted or are expected at our plasma collection centers in 2008. Some of these inspections are of licensed centers to assess ongoing compliance with cGMP, while others are of our currently unlicensed centers as a prerequisite to final approval of the centers' license applications. If the FDA (or other authorities) finds these centers not to be in compliance, our ongoing operations and/or plans to expand plasma collections would be adversely affected.

If our Clayton facility or other major facilities, or the facilities of our third-party suppliers, were to suffer a crippling accident, or a force majeure event materially affected our ability to operate and produce saleable products, a substantial part of our manufacturing capacity could be shut down for an extended period.

        Substantially all of our revenues are derived from products manufactured, and services performed, at our plant located in Clayton, North Carolina. In addition, a substantial portion of our plasma supply is stored at facilities in Benson, North Carolina, and our Clayton facility. Although we believe we have adopted and maintain adequate safety precautions, including separate areas for different manufacturing processes, if any of these facilities were to be impacted by an accident or a force majeure event such as an earthquake, major fire or explosion, major equipment failure or power failure lasting beyond the capabilities of our backup generators our revenues would be materially adversely affected. In this situation, our manufacturing capacity could be shut down for an extended period and we could experience a loss of raw materials, work in process or finished goods inventory. Other force majeure events such as terrorist acts, influenza pandemic or similar events could also impede our ability to operate our business. In addition, in any such event, the reconstruction of our Clayton fractionation plant or our plasma storage facilities, the regulatory approval of the new facilities, and the replenishment of raw material plasma could be time-consuming. During this period, we would be unable to manufacture our products at other plants due to the need for FDA and foreign regulatory authority inspection and certification of such facilities and processes. While we maintain property damage and business interruption insurance with limits of $1 billion, these amounts may still be insufficient to mitigate the losses from any such event. We may also be unable to recover the value of the lost plasma or work-in-progress, as well as the sales opportunities from the products we would be unable to produce.

        A significant number of our plasma collection centers are in Texas and approximately 20% of our internally sourced plasma comes from collection centers located on the United States border with Mexico. Donations at these centers could be impacted by changes in U.S. visa rules. In addition, we have a number of plasma centers in regions of the southeast which could be affected by natural disasters such as hurricanes. A disruption in our source of plasma due to events arising in a geographic region where many of our collection centers are located would limit our ability to maintain our current production levels of plasma-derived products.

If we experience equipment difficulties or if the suppliers of our equipment fail to deliver key product components or supplies in a timely manner, our manufacturing ability would be impaired and our product sales could suffer.

        We depend on a limited group of companies that supply and maintain our equipment and provide supplies such as chromatography resins, filter media, glass and stoppers used in the manufacture of our products. In some cases we have only one qualified supplier. If our equipment should malfunction, the repair or replacement of the machinery may require substantial time and cost, which could disrupt our production and other operations. Alternative sources for key component parts may not be immediately available. Any new equipment or change in supplied materials may require revalidation by us and/or review and approval by the FDA, or foreign regulatory authorities, including the German Health Authority, which may be time-consuming and require additional capital and other resources. We may not be able to find an adequate alternative supplier in a reasonable time period, or on commercially acceptable terms, if at all. As a result, shipments of affected products may be limited or delayed. Our inability to obtain our key source supplies for the manufacture of our products may require us to delay shipments of products, harm customer relationships and force us to curtail operations.

We purchase nearly all of our specialty plasma used for the production of hyperimmunes from a limited number of companies under short-term contracts.

        We have historically relied on two companies, LifeSera, Inc. and Nabi Biopharmaceuticals, to supply nearly all of our specialty plasma required for the production of hyperimmunes, which represented $68.8 million, or 5.6%, of our net revenue in 2007. Specialty plasma is plasma that contains antibodies to specific diseases, usually because the donor has been vaccinated. Our contracts with suppliers of specialty plasma are usually on a short term basis. One of these suppliers, Nabi Biopharmaceuticals, sold its Biologics strategic business unit, which includes its plasma business assets, to Biotest Pharmaceuticals Corporation. Additionally, the parent of LifeSera entered into a strategic alliance with Octapharma AG, which will provide Octapharma AG with significant influence and/or control over LifeSera. While we have contracted to receive plasma from LifeSera and Biotest, control of these assets by competitors may make it more difficult to increase the amounts of plasma we purchase from them or to renew our contracts in the future. Our inability to replace the volumes provided by these suppliers through our own plasma collection efforts or through increased specialty plasma deliveries from other third parties would materially adversely affect our business. To the extent that we develop a supply of specialty plasma from our own collection centers, such specialty plasma may come at the expense of the plasma we use for our other products. It would also take significant time to obtain the necessary regulatory approvals and develop a sufficient donor base.

We rely in large part on third parties for the sale, distribution and delivery of our products.

        In the U.S., we regularly enter into distribution, supply and fulfillment contracts with group purchasing organizations, home care companies, alternate infusion sites, hospital groups, and others. We are highly dependent on these contracts for the successful sale, distribution and delivery of our products. For example, we rely principally on group purchasing organizations and on our distributors to sell our IGIV product and on Centric Health Resources to fulfill prescriptions for Prolastin A1PI. If the parties with which we contract breach, terminate, or otherwise fail to perform under the agreements, our ability to effectively distribute our products will be impaired and our business may be materially and adversely affected. In addition, through circumstances outside of our control, such as general economic decline, market saturation, or increased competition, we may be unable to successfully renegotiate our contracts or secure terms which are as favorable to us.

        We are required to transition our existing agreement for our European packaging, labeling and testing operations away from Bayer by the end of 2008. We have entered into a replacement agreement with a third party, Catalent Pharma Solutions, to provide these services for us. If we are unable to obtain the necessary approvals for the transition of packaging, labeling and testing operations to Catalent, or if we are otherwise unable to complete the transition to Catalent by the end of 2008, we may be unable to continue European distribution of our products on commercially favorable terms or at all.

Product liability lawsuits against us could cause us to incur substantial liabilities, limit sales of our existing products and limit commercialization of any products that we may develop.

        Our business exposes us to the risk of product liability claims that are inherent in the manufacturing, distribution, and sale of plasma-derived therapeutic protein products. We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and an even greater risk when we commercially sell any products. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

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  decreased demand for our products and any product candidates that we may develop;

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  injury to our reputation;

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  withdrawal of clinical trial participants;

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  costs to defend the related litigation;

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  substantial monetary awards to trial participants or patients;

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  loss of revenue; and

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  the inability to commercialize any products that we may develop.

        Bayer is the defendant in continuing litigation alleging that products manufactured at our Clayton site in the 1980s, prior to our formation transaction and carve-out from Bayer, resulted in the transmission of Hepatitis C virus and HIV to patients. Bayer is also the defendant in litigation alleging that thimerosal, a preservative that was added to some intra muscular (hyperimmune) immune globulin products until 1996 (at which time its use was discontinued), was the cause of autism and other disorders in children who received these products. While we are not a party to either of these actions, and Bayer has agreed to fully indemnify us from any claims or losses arising out of these actions, we cannot assure you that our products or any of their constituents or additives may not someday give rise to similar product liability claims that we will be forced to defend and which may have a material adverse affect on our business.

        We have a global insurance policy with limits of $100 million with a per claim deductible of $5 million and an aggregate deductible of $10 million. This amount of insurance may not be adequate to cover all liabilities that we may incur. We intend to expand our insurance coverage as our sales grow. Insurance coverage is, however, increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost and we may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise.

We must continually monitor the performance of our products once approved and marketed for signs that their use may elicit serious and unexpected side effects, which could jeopardize our ability to continue marketing the products.

        As for all pharmaceutical products, the use of our products sometimes produces undesirable side effects or adverse reactions or events (referred to cumulatively as "adverse events"). For the most part, these adverse events are known, are expected to occur at some frequency and are described in the products labeling. When adverse events are reported to us, we investigate each event and circumstances surrounding it to determine whether it was caused by our product and whether it implies a previously unrecognized safety issue exists. Periodically, we report summaries of these events to the applicable regulatory authorities.

        In addition, the use of our products may be associated with serious and unexpected adverse events, or with less serious reactions at a greater than expected frequency. This may be especially true when our products are used in critically ill patient populations. When these unexpected events are reported to us, we must make a thorough investigation to determine causality and implications for product safety. These events must also be specifically reported to the applicable regulatory authorities. If our evaluation concludes, or regulatory authorities perceive, that there is an unreasonable risk associated with the product, we would be obligated to withdraw the implicated lot(s) of that product. Furthermore, an unexpected adverse event of a new product could be recognized only after extensive use of the product, which could expose us to product liability risks, enforcement action by regulatory authorities and damage to our reputation and public image.

        We have received reports that some Gamunex patients have experienced transient hemolysis and/or hemolytic anemia, which are known potential side effects of all intravenous immune globulin products and are specifically noted on our IGIV labeling. Since 2005, a disproportionate number of these reports have been received from Canada, where our product accounted for 84% of all IGIV distributed in 2007. Despite our share of Canadian IGIV sales, Health Canada could conclude that the incidents of hemolysis are not a class effect common to all intravenous immune globulin products. An adverse finding by Health Canada or any other regulatory authority in this regard could adversely affect our business and financial results.

        Once we produce a product, we rely on physicians to prescribe and administer them as we have directed and for the indications described on the labeling. It is not, however, unusual for physicians to prescribe our products for "off-label" uses or in a manner that is inconsistent with our directions. For example, a physician may prescribe an infusion rate for our Gamunex IGIV product that is greater than our directed infusion rate, which in turn may reduce its efficacy or result in some other adverse affect upon the patient. Similarly, a physician may prescribe a higher or lower dosage than the dosage we have indicated, which may also reduce our product's efficacy or result in some other adverse affect upon the patient. To the extent such off-label uses and departures from our administration directions become pervasive and produce results such as reduced efficacy or other adverse effects, the reputation of our products in the market place may suffer.

Our products and manufacturing processes are subject to regulatory requirements and authority, including over our manufacturing practices and any product recalls.

        Our products, and our advertising and promotional activities for such products, are subject to regulatory requirements, ongoing review, and periodic inspections by the FDA, the Office of the Inspector General of the Department of Health and Human Services and other regulatory bodies. In addition, the manufacture and packaging of plasma products are regulated by the FDA and comparable regulatory bodies in Canada, Europe and elsewhere and must be conducted in accordance with the FDA's cGMP regulations and comparable requirements of foreign regulatory bodies, including the German Health Authority.

        Later discovery of previously unknown problems with our products or failure by us or any third-party manufacturers, including Bayer, to comply with cGMP regulations, or failure to comply with regulatory requirements, may result in, among other things:

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  restrictions on such products or manufacturing processes;

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  withdrawal of products from the market;

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  voluntary or mandatory recall;

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  suspension or withdrawal of regulatory approvals and licenses;

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  cessation of our manufacturing activities, which may be for an extended or indefinite period of time;

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  product seizure; and

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  injunctions or the imposition of civil or criminal penalties.

        We could also be required to add warnings to our packaging or labeling that could negatively differentiate our product in the view of customers or patients.

        For example, we settled a dispute with a customer in September 2007 regarding intermediate manufactured material. We recorded a charge to cost of goods sold of $7.9 million during the year ended December 31, 2007 for inventory impairment related to this material. We conducted a thorough investigation of the incident that initiated the customer dispute using internal and external resources and concluded that the incident had no adverse impact on product quality, safety, and efficacy. We reported these matters to the FDA, Health Canada, and European regulatory authorities. Following discussions with the FDA and Health Canada, we concluded that no market withdrawal was necessary and continue to distribute product in the United States and Canada. The European regulatory authorities released our Prolastin A1PI, but have not released specific lots of other products held in Europe with a value approximating $2.6 million. While we have petitioned the FDA for approval to return this European product not released in Europe to the U.S. for sale, the FDA has recently objected to our importation of this product to the U.S. Consequently we recorded an additional inventory impairment provision of approximately $2.6 million during the second quarter of 2008.

        Separately, our plans to transition from Prolastin to our next generation therapy could be affected by the approval timing of authorities other than the FDA. Our current plan calls for a simultaneous transition in the U.S., Canada, and Europe over several quarters. To the extent regulatory authorities do not act within the same time-frame, we may need to operate both new and old manufacturing processes in parallel with overlapping crews, higher costs, and lower yields.

Certain of our other business practices are subject to scrutiny by regulatory authorities.

        The laws governing our conduct are enforceable by criminal, civil and administrative penalties. Violations of laws such as the Federal Food, Drug and Cosmetic Act, the False Claims Act and the Anti-Kickback Law may result in jail sentences, fines, or exclusion from federal and state programs, as may be determined by Medicare, Medicaid and the Department of Defense and other regulatory authorities. Certain business practices, such as entertainment and gifts for healthcare providers, sponsorship of educational or research grants, charitable donations, and support for continuing medical education programs, must be conducted within narrowly prescribed and controlled limits to avoid any possibility of influencing healthcare providers to prescribe particular products. Where such practices have been found to be improper incentives to use such products, government investigations and assessments of penalties against manufacturers have resulted. Many manufacturers have been required to enter into consent decrees or orders that prescribe allowable corporate conduct. We have developed and implemented a comprehensive Healthcare Compliance Program and provide an initial and annual refresher training for all employees whose activities may be subject to these requirements. There can be no assurance, however, that our marketing activities will not come under the scrutiny of regulators and other government authorities or that our practices will not be found to violate applicable laws rules and regulations.

        In addition, while regulatory authorities generally do not regulate physicians' discretion in their choice of treatments for their patients, they do restrict communications by manufacturers on unapproved uses of approved drugs or on the potential safety and efficacy of unapproved products in development. Companies in the U.S., Canada and European Union cannot promote approved products for other indications that are not specifically approved by the competent regulatory authorities (e.g., FDA in the U.S.), nor can companies promote unapproved products. In limited circumstances companies may disseminate to physicians information regarding unapproved uses of approved products or results of studies involving investigational products. If such activities fail to comply with applicable regulations and guidelines of the various regulatory authorities, we may be subject to warnings from, or enforcement action by, these authorities. Furthermore, if such activities are prohibited, it may harm demand for our products.

        Promotion of unapproved drugs or unapproved indications for a drug is a violation of the Federal Food, Drug and Cosmetic Act and subjects us to civil and criminal sanctions. Furthermore, sanctions under the Federal False Claims Act have recently been brought against companies accused of promoting off-label uses of drugs, because such promotion induces the use, and subsequent claims for reimbursement under Medicare and other federal programs. Similar actions for off-label promotion have been initiated by several states for Medicaid fraud. Violations or allegations of violation of the foregoing restrictions could materially and adversely affect our business.

        To market and sell our products outside of the U.S., we must obtain and maintain regulatory approvals and comply with regulatory requirements in such jurisdictions. The approval procedures vary among countries in complexity and timing. We may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all, which would preclude us from commercializing our products in those markets. For example, while we completed a Mutual Recognition Procedure in the European Union, facilitating our ability to sell Prolastin A1PI into ten selected countries in the European Union, we are in the process of negotiating reimbursement on a country-by-country basis prior to commercializing A1PI in each country, which must be concluded before we can expect to significantly increase sales in these countries.

        In addition, some countries, particularly the countries of the European Union, regulate the pricing of prescription pharmaceuticals. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. Such trials may be time-consuming, expensive and may not show an advantage in efficacy for our products. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, in either the United States or the European Union, we could be adversely affected.

        Our business involves the controlled use of hazardous materials, various biological compounds and chemicals. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. If an accident occurs, we could be held liable for resulting damages, which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials and chemicals. Although we maintain workers' compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of these materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us. Additional federal, state, and local laws and regulations affecting our operations may be adopted in the future. We may incur substantial costs to comply with, and substantial fines or penalties if we violate, any of these laws or regulations.

We are required to provide accurate pricing information to the U.S. government for the purpose of calculating reimbursement levels by the Centers for Medicare and Medicaid Services (CMS) and for calculating certain federal prices and federal rebate obligations.

        We are required to report detailed pricing information, net of included discounts, rebates and other concessions, to CMS for the purpose of calculating national reimbursement levels, certain federal prices, and certain federal rebate obligations. We have established a system for collecting and reporting this data accurately to CMS and have instituted a compliance program to assure that the information we collect is complete in all respects. If we report pricing information that is not accurate to the federal government, we could be subject to fines and other sanctions that could adversely affect our business. In addition, the government could change its calculation of reimbursement, federal prices, or federal rebate obligations which could negatively impact us.

We seek to obtain and maintain protection for the intellectual property relating to our technology and products.

        Our success depends in large part on our ability to obtain and maintain protection in the United States and other countries for the intellectual property covering or incorporated into our technology and products, especially intellectual property related to our purification processes. The patent situation in the field of biotechnology and pharmaceuticals generally is highly uncertain and involves complex legal and scientific questions. We may not be able to obtain additional issued patents relating to our technology or products. Even if issued, patents issued to us or our licensors may be challenged, narrowed, invalidated, held to be unenforceable or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection we may have for our products. Additionally, most of our patents relate to the processes we use to produce our products, not the products themselves. In many cases, the plasma-derived products we produce or develop in the future will not, in and of themselves, be patentable. Since our patents relate to processes, if a competitor is able to design and utilize a process that does not rely on our protected intellectual property, that competitor could sell a plasma-derived product similar to one we developed or sell. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection. In addition, we are a party to a number of license agreements which may impose various obligations on us, including milestone and royalty payments. If we fail to comply with these obligations, the licensor may terminate the license, in which event we might not be able to market any product that is covered by the licensed patents.

        Our patents also may not afford us protection against competitors with similar technology. Because patent applications in the United States and many other jurisdictions are typically not published until

18 months after filing, or in some cases not at all, and because publications of discoveries in the scientific literature often lag behind actual discoveries, neither we nor our licensors can be certain that we or they were the first to make the inventions claimed in our or their issued patents or pending patent applications, or that we or they were the first to file for protection of the inventions set forth in these patent applications. If a third party has also filed a U.S. patent application covering our product candidates or a similar invention, we may have to participate in an adversarial proceeding, known as an interference, declared by the U.S. Patent Office to determine priority of invention in the United States. The costs of these proceedings could be substantial and it is possible that our efforts could be unsuccessful, resulting in a loss of our anticipated U.S. patent position.

        We also rely on unpatented technology, trade secrets, know-how and confidentiality agreements with our employees, consultants and third parties to protect our unpatented proprietary technology, processes and know-how. We require our officers, employees, consultants and advisors to execute proprietary information and invention and assignment agreements upon commencement of their relationships with us. There can be no assurance, however, that these agreements will provide meaningful protection for our inventions, trade secrets or other proprietary information in the event of unauthorized use or disclosure of such information. These agreements may be breached and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently developed by competitors. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor to develop alternative products, we could face increased competition and lose a competitive advantage.

        We, like other companies in the pharmaceutical industry, may become aware of counterfeit versions of our products becoming available domestically and abroad. Counterfeit products may use different and possibly contaminated sources of plasma and other raw materials, and the purification process involved in the manufacture of counterfeit products may raise additional safety concerns, over which we have no control. Any reported adverse events involving counterfeit products that purport to be our products could harm our reputation and the sale of our products, in particular, and consumer willingness to use plasma-derived therapeutics generally.

We may infringe or be alleged to infringe intellectual property rights of third parties.

        Our products or product candidates may infringe or be accused of infringing one or more claims of an issued patent or may fall within the scope of one or more claims in a published patent application that may be subsequently issued and to which we do not hold a license or other rights. Third parties may own or control these patents or patent applications in the United States and abroad. These third parties could bring claims against us or our collaborators that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us or our collaborators, we or they could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit.

        On May 21, 2008, Baxter Healthcare Corporation (Baxter) and National Genetics Institute (NGI), a wholly owned subsidiary of Laboratory Corporation of America, filed a complaint in the U.S. District Court for the Eastern District of North Carolina alleging that we infringed U.S. Patent Nos. 5,780,222, 6,063,563, and 6,566,052. The patents deal primarily with a method of screening large numbers of biological samples utilizing various pooling and matrix array strategies, and the complaint alleges that the patents are owned by Baxter and exclusively licensed to NGI.

        If we are found to infringe the patent rights of a third party, or in order to avoid potential claims, we or our collaborators may choose or be required to seek a license from a third party and be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we or our collaborators were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we or our collaborators are unable to enter into licenses on acceptable terms.

        There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. In addition to infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference proceedings declared by the United States Patent and Trademark Office and opposition proceedings in the European Patent Office, regarding intellectual property rights with respect to our products, to strengthen our plasma collection system and technology. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

        Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We try to ensure that our employees do not use the proprietary information or know-how of others in their work for us. We may, however, be subject to claims that we or these employees have inadvertently or otherwise used or disclosed intellectual property, trade secrets or other proprietary information of any such employee's former employer. Litigation may be necessary to defend against these claims and, even if we are successful in defending ourselves, could result in substantial costs to us or be distracting to our management. If we fail to defend any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel.

We may not be able to commercialize products in development.

        Before obtaining regulatory approval for the sale of our product candidates or for marketing of existing products for new indicated uses, we must conduct, at our own expense, extensive preclinical tests to demonstrate the safety of our product candidates in animals and clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Preclinical and clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates, including:

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  regulators or institutional review boards may not authorize us to commence a clinical trial or conduct a clinical trial at a prospective trial site;

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  the regulatory requirements for product approval may not be explicit, may evolve over time and may diverge by jurisdiction;

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  our preclinical tests or clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical testing or clinical trials or we may abandon projects that we had expected to be promising;

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  the number of patients required for our clinical trials may be larger than we anticipate, enrollment in our clinical trials may be slower than we currently anticipate, or participants may drop out of our clinical trials at a higher rate than we anticipate, any of which would result in significant delays;

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  our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner;

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  we might have to suspend or terminate our clinical trials if the participants are being exposed to unacceptable health risks or if any participant experiences an unexpected serious adverse event;

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  regulators or institutional review boards may require that we hold, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;

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  undetected or concealed fraudulent activity by a clinical researcher, if discovered, could preclude the submission of clinical data prepared by that researcher, lead to the suspension of substantive scientific review of one or more of our marketing applications by regulatory agencies, and result in the recall of any approved product distributed pursuant to data determined to be fraudulent;

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  the cost of our clinical trials may be greater than we anticipate;

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  the supply or quality of our product candidates or other materials necessary to conduct our clinical trials may be insufficient or inadequate because we do not currently have any agreements with third-party manufacturers for the long-term commercial supply of any of our product candidates;

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  an audit of preclinical or clinical studies by the FDA may reveal non-compliance with applicable regulations, which could lead to disqualification of the results and the need to perform additional studies; and

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  the effects of our product candidates may not be the desired effects or may include undesirable side effects or the product candidates may have other unexpected characteristics.

        If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete our clinical trials or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

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  be delayed in obtaining marketing approval for our product candidates;

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  not be able to obtain marketing approval;

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  obtain approval for indications that are not as broad as intended; or

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  have the product removed from the market after obtaining marketing approval.

        Our product development costs will also increase if we experience delays in testing or approvals. We do not know whether any preclinical tests or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, if at all. Significant preclinical or clinical trial delays also could shorten the patent protection period during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to commercialize our products or product candidates.

        Even if preclinical trials are successful, we may still be unable to commercialize the product due to difficulties in obtaining regulatory approval for the process or problems in scaling the engineering process to commercial production. Additionally, if produced, the product may not achieve an adequate level of market acceptance by physicians, patients, healthcare payors and others in the medical community to be profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, some of which are beyond our control, including:

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  the prevalence and severity of any side effects;

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  the efficacy and potential advantages over alternative treatments;

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  the ability to offer our product candidates for sale at competitive prices;

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  relative convenience and ease of administration;

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  the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies; the strength of marketing and distribution support; and

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  sufficient third-party coverage or reimbursement.

        Therefore, we cannot assure you that any products which we may seek to develop will ever be successfully commercialized, and to the extent they are not, such products could be a significant expense with no reward.

If we experienced material weaknesses or fail to otherwise maintain effective internal control over financial reporting, there is more than a remote likelihood that a material misstatement of our annual or interim financial statements will not be prevented or detected by our internal controls.

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. We have identified and remediated material weaknesses in internal control over financial reporting in the past.

        Under the provisions of Section 404 of the Sarbanes-Oxley Act of 2002, we will be required to include a report by our management on the effectiveness of our internal control over financial reporting beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2009. This report must contain an assessment by management of the effectiveness of our internal control over financial reporting as of the end of our fiscal year and a statement as to whether or not our internal control over financial reporting is effective and our annual report for the fiscal year ending December 31, 2009 must also contain a statement that our independent registered public accountants have issued an attestation report on the effectiveness of our internal control over financial reporting. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accountants are unable to attest to the effectiveness of our internal control over financial reporting, the market's perception of our financial condition and the trading price of our stock may be adversely affected. Our inability to conclude that our internal control over financial reporting is effective would also adversely affect the results of the periodic management evaluations of our disclosure controls and procedures and internal control over financial reporting that will be required under the Sarbanes-Oxley Act of 2002.

Our future success depends on our ability to retain members of our senior management and to attract, retain and motivate qualified personnel.

        We are highly dependent on the principal members of our executive and scientific teams. The loss of the services of any of these persons might impede the achievement of our research, development, operational and commercialization objectives, but in particular, we believe the loss of the services of Lawrence D. Stern, John M. Hanson, Mary J. Kuhn, Thomas J. Lynch, John R. Perkins, Joel E. Abelson, Stephen R. Petteway, John F. Gaither, Kari D. Heerdt, Daniel L. Menichella, James R. Engle and Bruce Nogales would significantly and negatively impact our business. We do not maintain "key person" insurance on any of our executive officers.

        Recruiting and retaining qualified operations, finance and accounting, scientific, clinical and sales and marketing personnel will be critical to our success. We may not be able to attract and retain these personnel on acceptable terms, given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

        Federal cGMP regulations also require that the personnel we employ and hold responsible for the collection, processing, compatibility testing, storage or distribution of blood or blood components be adequate in number, educational background, training and experience, including professional training as necessary, or combination thereof, and have capabilities commensurate with their assigned functions, a thorough understanding of the procedures or control operations they perform, the necessary training or experience, and adequate information concerning the application of relevant cGMP requirements for their individual responsibilities. Our failure to attract, retain, and motivate qualified personnel may result in a regulatory violation, affect product quality, require recall or market withdrawal of affected product, or a suspension or termination of our license to market our products, or any combination thereof.

A substantial portion of our revenue is derived from a small number of customers, and the loss of one or more of these customers could have a material adverse effect on us.

        Our three largest customers accounted for approximately 37% of our net revenues for the three months ended March 31, 2008 and for approximately 44% of our net revenue for the year ended December 31, 2007. These three customers also accounted for approximately 30% of our accounts receivable, net as of March 31, 2008 and for approximately 39% of our accounts receivable, net as of December 31, 2007. In the event that any of these customers were to suffer an adverse downturn in their business or a downturn in their supply needs, our business could be materially adversely affected. We cannot assure you that these three customers will continue purchasing our products at past volumes, or, in the event that any of them were to cease doing business with us, that we could replace such customer on substantially similar terms or at all. Therefore, the loss of one or more of these three customers could have a material adverse effect on our net sales, gross profit and financial condition.

        Since the late 1980s we have been the "supplier of record" for the Canadian blood system. Under existing contracts, we are the largest supplier of plasma-derived products to the Canadian blood system operators, Canadian Blood Services (one of our three largest customers) and Hema Quebec. We transport plasma from Canadian Blood Services and Hema Quebec collection centers to North Carolina for manufacture, and return the finished product, along with commercial product, for sale to Canadian Blood Services and Hema Quebec. Pricing for our products and services is set at the beginning of the contract period, subject to adjustment for inflation. The U.S. dollar based contracts are terminable upon default, or the occurrence of certain events, including a third party obtaining Canadian regulatory approval to introduce a significantly superior product or fractionation service, our products or services becoming obsolete, or if we make certain nonrelated improvements and Canadian Blood Services or Hema Quebec do not accept the associated price increase. We were awarded new five year contracts in December 2007, which became effective April 1, 2008. The contracts may be extended for two one-year terms upon agreement of the parties. Under these contracts, we fractionate 100% of the Canadian plasma initially and a majority of the Canadian plasma throughout the contract period and supply a majority of the Canadian requirements for IGIV during the contract term as well. With respect to the fractionation of Canadian plasma, Canadian Blood Services has elected to pursue a dual-source strategy, with Talecris as the primary supplier of fractionation services, whereas Hema Quebec continues to pursue a sole-source strategy with Talecris as the only fractionator of plasma collected by Hema Quebec. We derive significant revenue and profits under these contracts, and a failure to maintain contracts with the Canadian blood system operators or any diminution in the volume or price under future contracts could have a material adverse effect on our financial results.

Potential business combinations could require significant management attention and prove difficult to integrate with our business.

        If we become aware of potential business combination candidates that are complementary to our business, including plasma suppliers, we may decide to combine with such businesses or acquire their equity or assets. We have acquired businesses or product lines in the past. For example, in April 2005, we acquired Precision Pharma Services, Inc., a contract fractionator located in Melville, New York, and in November 2006 and June 2007 we acquired plasma collection centers in varying stages of completion and assumed certain liabilities from IBR, a supplier of source plasma. In addition, business combinations generally may involve a number of difficulties and risks to our business, including:

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  failure to integrate management information systems, personnel, research and development, marketing, operations, sales and support;

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  potential loss of key current employees or employees of the acquired company;

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  disruption of our ongoing business and diversion of management's attention from other business concerns;

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  potential loss of the acquired company's customers;

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  failure to develop further the other company's technology successfully;

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  unanticipated costs and liabilities; and

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  other accounting and operational consequences.

        In addition, we may not realize the anticipated benefits from any business combination we may undertake in the future. Any integration process would require significant time and resources, and we may not be able to manage the process successfully. If our customers are uncertain about our ability to operate on a combined basis, they could delay or cancel orders for our products. We may not successfully evaluate or utilize the acquired technology or accurately forecast the financial impact of a combination, including accounting charges or volatility in the stock price of the combined entity. If we fail to successfully integrate other companies with which we may combine in the future, our business and financial results could be harmed.

We have entered into a Master Consulting and Advisory Services Agreement with an affiliate of Cerberus to provide certain advisory services to us, the termination or loss of which could have a material adverse affect on our business.

        We have entered into a Master Consulting and Advisory Services Agreement dated as of July 18, 2008 with Cerberus Operations and Advisory Company, LLC, an affiliate of Cerberus. Pursuant to the terms of this agreement, Cerberus Operations and Advisory Company, LLC will make personnel available to us for the purpose of providing reasonably requested business advisory services. The persons providing these services to us may play an important role in the operation of our business but will not be employees of ours. Both the master agreement and the specific engagements we enter into are terminable by either party upon ten business days written notice. As a result, if the agreement or engagement is terminated by Cerberus Operations and Advisory Company, LLC, our operations may be materially disrupted by the sudden loss of personnel.

Risks Related to Our Financial Position

We are substantially leveraged, which could result in the need for refinancing or new capital.

        As a result of our debt recapitalization, completed December 6, 2006, we have in place credit facilities aggregating $1.355 billion in total borrowing availability. The credit facilities consist of:

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  a $700.0 million First Lien Term Loan Credit Agreement with Morgan Stanley ("Morgan Stanley First Lien Term Loan") due December 6, 2013;

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  a $330.0 million Second Lien Term Loan Credit Agreement with Morgan Stanley ("Morgan Stanley Second Lien Term Loan") due December 6, 2014; and

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  a $325.0 million Revolving Credit Agreement with Wachovia Bank N.A. ("Wachovia Bank Revolver") due December 6, 2011.

        As a result of our entry into these credit facilities, we are highly leveraged and have significant outstanding indebtedness and debt service requirements, both in absolute terms and in relation to stockholders' deficit. At March 31, 2008, we had total outstanding indebtedness of approximately $1.12 billion and stockholders' deficit of approximately $(387.4) million. Although we expect to use $             million of the net proceeds to us from this offering to repay debt outstanding under the Morgan Stanley First Lien Term Loan and $             million of the net proceeds to repay debt outstanding under the Morgan Stanley Second Lien Term Loan, we will continue to be highly leveraged after this offering with indebtedness of approximately $            .

        The proceeds from the First and Second Lien Term Loans, in conjunction with a $67.3 million draw under our Revolving Credit Agreement, all entered into on December 6, 2006, were used to repay and retire all outstanding principal and interest amounts owed under our then existing $440.0 million asset-based credit facility, as amended, repay and retire all outstanding principal and interest amounts owed to Cerberus and Ampersand under our then existing 12% Second Lien Notes, and pay accrued interest of $23.4 million to Talecris Holdings, LLC under the terms of our then existing 14% Junior Secured Convertible Notes, which was converted into 900,000 shares of Series A convertible preferred stock at the holder's election. Further, we used the proceeds from our First and Second Lien Term Loans and our Revolving Credit Agreement to pay a cash dividend of $760.0 million to Talecris Holdings, LLC, pay a special recognition bonus of $34.2 million to eligible employees and Board of Director members, and fund an irrevocable trust for $23.0 million for payments under this special recognition bonus.

        Our ability to make payments on our indebtedness, including the Morgan Stanley First Lien Term Loan, the Morgan Stanley Second Lien Term Loan and the Wachovia Bank Revolver, and to fund planned capital expenditures, will depend on our ability to generate cash in the future. Our ability to generate cash in the future will be subject to general economic, financial, competitive, legislative, regulatory and other factors beyond our control.

        There can be no assurance that our business will generate sufficient cash flows from operations or that we will have future borrowings available under the Wachovia Bank Revolver in amounts sufficient to enable us to pay our indebtedness, including under the Morgan Stanley First Lien Term Loan and the Morgan Stanley Second Lien Term Loan, or to fund other liquidity needs. We may need to raise additional funds through the sale of additional equity securities, the refinancing of all or part of our indebtedness, including the Morgan Stanley First Lien Term Loan and the Morgan Stanley Second Lien Term Loan, on or before the maturity thereof, or the sale of assets. Each of these alternatives is dependent upon financial, business and other general economic factors affecting our business, many of which are beyond our control, and we can make no assurances that any such alternatives would be available to us, if at all, on satisfactory terms. While we believe that consolidated cash flow generated by our operations will provide adequate sources of long-term liquidity, a significant drop in operating cash flow resulting from economic conditions, competition or other uncertainties beyond our control could increase the need for refinancing or new capital.

As a result of our high leverage, we are subject to operating and financial restrictions that could adversely impact our activities and operations.

        Our leveraged position may limit our ability to obtain additional financing in the future on terms and subject to conditions deemed acceptable by our management, and the agreements governing our debt impose significant operating and financial restrictions on us. The most significant restrictions relate to our capital expenditures, debt incurrence, investments, sales of assets and cash distributions. The failure to comply with any of these restrictions could result in an event of default under the various operative documents, giving our lenders the ability to accelerate the repayment of our obligations.

        As a result, our leveraged position could have important consequences to our stockholders. For example, it could:

  •
  increase our vulnerability to general adverse economic and industry conditions;

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  subject us to covenants that limit our ability to fund future working capital, capital expenditures, research and development costs and other general corporate requirements;

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  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

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  limit our ability to obtain additional financing to fund future acquisitions of key assets;

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  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

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  impede our ability to obtain the necessary approvals to operate our business in compliance with the numerous laws and regulations to which we are subject;

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  place us at a competitive disadvantage relative to our competitors that have less debt outstanding; and

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  limit our ability to borrow additional funds, among other things, under the financial and other restrictive covenants in our indebtedness.

        These credit facilities require compliance with financial covenants. As of the date of this prospectus, we believe we are currently in compliance with all covenants or other requirements set forth in our credit facilities. Our failure to generate sufficient adjusted EBITDA or cash flow could result in potential non-compliance with these covenants. Based on our current financial projections, excluding the impact of this offering, we anticipate that we could potentially breach the covenant governing our leverage in our credit facilities in 2008 or potentially the first half of 2009. Under the terms of the credit facilities, such a breach can, subject to certain limitations, be cured if we receive an equity contribution in a specified amount following such breach. We have obtained several, but not joint, commitment letters from affiliates of Cerberus and Ampersand to provide or cause to be provided such an equity contribution up to a maximum amount that we believe would be sufficient to cure any such breach through the quarter ending March 31, 2009. The commitment letters are intended solely for our benefit and the signatories thereto and do not confer any rights, legal or equitable, in any other person. Additionally, the credit facilities may not be amended, modified, or terminated, as defined, without the written consent of those affiliates of Cerberus and Ampersand. There is no assurance that these commitments would be sufficient to cover a potential breach of our financial covenants or that they will be renewed. These commitments shall expire upon the earliest occurrence of (i) our financial statement reporting date to the creditors as defined for the quarter ending June 30, 2009; (ii) consummation of an initial public offering generating a minimum of $250 million net proceeds for us to repay outstanding indebtedness as defined; or (iii) a change in control of the Company as defined.

Our business requires substantial capital and operating expenditures to operate and grow.

        We plan on spending substantial sums in capital and operating expense over the next five years to obtain FDA approval for new indications for existing products, to enhance the facilities in which and processes by which we manufacture existing products, to develop new product delivery mechanisms for existing products, to strengthen our plasma collection system and to develop innovative product additions. We face a number of obstacles to successfully converting these efforts into profitable products including but not limited to the successful development of a experimental product for use in clinical trials, the design of clinical study protocols acceptable to FDA, the successful outcome of clinical trials, our ability to scale our manufacturing processes to produce commercial quantities or successfully transition technology, FDA approval of our product or process and our ability to successfully market an approved product with our new process or new indication. Our planned capital expenditures are significant and are likely to approach or exceed $100 million annually over the next five years. We may exceed $200 million in capital expenditures in one of the annual periods dependent upon the timing of spending related to the design and construction of a new fractionation facility, which we currently estimate will cost $200 million, and a new Plasmin facility, and to maintain compliance with cGMP. This planned level of capital spending would exceed our current capital expenditure covenants under our credit facilities. Consequently, we will need to amend our capital expenditure covenants, refinance or curtail our level of planned investment. If we are unable to fund these activities, we may face unscheduled plant shut-downs, product rejections, product contamination and unfavorable regulatory inspections. A lack of research and development funds could result in a failure to identify, produce and market new products and respond to competitors' product offerings. To finance these various activities, we may need to incur future debt or issue additional equity if our cash flows and capital resources are insufficient, and we may not be able to structure our debt obligations on favorable economic terms, if at all.

Risks Related to Our Common Stock and This Offering

Talecris Holdings, LLC and its affiliated entities will continue to have control over us after this offering and could delay or prevent a change in corporate control.

        We are a majority owned subsidiary of Talecris Holdings, LLC. Talecris Holdings, LLC is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings, LLC are held by Cerberus-Plasma Holdings LLC. Upon the consummation of this offering, Talecris Holdings, LLC will own approximately    % of our shares of common stock (assuming the underwriters do not exercise their option to purchase additional shares). As long as Talecris Holdings, LLC owns or controls at least a majority of our outstanding voting power, it has the ability to delay or prevent a change in control of us that may be favored by other stockholders and may otherwise exercise substantial control over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including:

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  the election and removal of directors and the size of our board;

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  any amendment of our certificate of incorporation or bylaws;

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  the approval of mergers and other significant corporate transactions, including a sale of substantially all of our assets; or

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  the defeat of any non-negotiated takeover attempt that might otherwise benefit our other stockholders.

        These approvals can generally occur without a meeting, without notice and without a vote.

A majority of our board of directors will not be considered "independent" under the rules of The Nasdaq Stock Market, Inc.

        Talecris Holdings, LLC will own a majority of our common stock following the completion of this offering. As a result, we will certify that we are a "Controlled Company" under Nasdaq's rules and we intend to rely on the "Controlled Company" exception to the board of directors and committee composition requirements under Nasdaq's rules. Under this exception, we will be exempt from the rule that requires that (i) our board of directors be comprised of a majority of "independent directors"; (ii) our compensation committee be comprised solely of "independent directors"; and (iii) our nominating committee be comprised solely of "independent directors," as these terms are defined under Nasdaq's rules. Immediately following this offering, we expect that three of our directors will be "independent."

Provisions in our corporate charter documents and under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

        Provisions in our corporate charter and our bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. Among others, these provisions:

  •
  establish a classified board of directors such that not all members of the board are elected at one time;

  •
  upon such date that Talecris Holdings, LLC, its Affiliates (as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), or any person who is an express assignee or designee of Talecris Holdings, LLC's rights under our Certificate of Incorporation

  (and such assignee's or designee's Affiliates) ceases to own 50% of the outstanding shares of our common stock, allow the authorized number of our directors to be changed only by the affirmative vote of two-thirds of our shares of capital stock or by resolution of our board of directors;

  •
  upon such date that Talecris Holdings, LLC, its Affiliates, or any person who is an express assignee or designee of Talecris Holdings, LLC's rights under our Certificate of Incorporation (and such assignee's or designee's Affiliates) ceases to own 50% of the outstanding shares of our common stock, limit the manner in which stockholders can remove directors from the board;

  •
  upon such date that Talecris Holdings, LLC, its Affiliates, or any express assignee or designee of Talecris Holdings, LLC, and such assignees or designee's Affiliates cease to own, in the aggregate, 30% of the outstanding shares of our common stock, establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;

  •
  upon such date that Talecris Holdings, LLC, its Affiliates, or any express assignee or designee of Talecris Holdings, LLC, and such assignees or designee's Affiliates cease to own, in the aggregate, 30% of the outstanding shares of our common stock, require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

  •
  impose a "fair price" requirement that prohibits an acquiror attempting to effect a takeover of our company from utilizing a two tier price structure as part of a two stage acquisition of our outstanding stock;

  •
  limit who may call stockholder meetings; and

  •
  authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a "poison pill" that would work to dilute the stock ownership of a potential hostile acquiror, effectively preventing acquisitions that have not been approved by our board of directors.

        For example, our certificate of incorporation authorizes the board of directors to issue up to 40,000,010 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined by our board of directors at the time of issuance or fixed by resolution without further action by the stockholders. These terms may include voting rights, preferences as to dividends and liquidation, conversion rights, redemption rights, and sinking fund provisions. The issuance of preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of our common stock. In addition, specific rights granted to holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent, or make it more costly to acquire or effect a change in control, thereby preserving the current stockholders' control.

        Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. The restrictions contained in Section 203 are not applicable to any of our existing stock holders that will own 15% or more of our outstanding voting stock upon the closing of this offering.

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

        We expect the initial public offering price of our common stock to be substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. To the extent outstanding options are exercised, you will incur further dilution. Based on an assumed initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, you will experience immediate dilution of $            per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the assumed initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately      % of the aggregate price paid by all purchasers of our stock but will own only approximately      % of our common stock outstanding after this offering. See "Dilution" for more detail.

We cannot guarantee that an active trading market for our common stock will develop, which will limit your ability to sell shares.

        There is currently no existing public market for our common stock. We have applied to have our common stock quoted on the Nasdaq Global Market under the symbol "TLCR" and, if approved, expect that such quotation will commence at the same time that the registration statement that contains this prospectus becomes effective. A public trading market having the desirable characteristics of depth, liquidity, and orderliness depends upon the existence of willing buyers and sellers at any given time, the presence of which is dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. Accordingly, we cannot assure you that an active and liquid trading market for our common stock will develop or that, if developed, it will continue. The failure of an active and liquid trading market to develop would likely have a material adverse effect on the value of our common stock.

Our quarterly results of operations may fluctuate and this fluctuation may cause our stock price to decline, resulting in losses to our investors.

        Our quarterly operating results are likely to fluctuate in the future as a publicly traded company. A number of factors, many of which are not within our control, could subject our operating results and stock price to volatility, including:

  •
  contamination of products or material that does not meet specifications in production and related write-offs and other costs;

  •
  prices of and demand for plasma, which constitutes approximately half of our cost of goods sold;

  •
  our development and FDA and regulatory approvals of plasma centers;

  •
  changes or anticipated changes in Medicare and private payor reimbursement rates applicable to our products;

  •
  introduction of competing products or the announcement by our competitors of their plans to do so;

  •
  variations in product demand;

  •
  regulatory developments in the United States and elsewhere;

  •
  the departure of key personnel;

  •
  the results of ongoing and planned clinical trials of our pipeline products;

  •
  the results of regulatory reviews relating to the approval of our pipeline products; and

  •
  general and industry-specific economic conditions that may affect our research and development expenditures or otherwise affect our operations.

        If our quarterly operating results fail to meet the expectations of stock market analysts and investors, the price of our common stock may rapidly decline, resulting in losses to our investors.

If our stock price is volatile, purchasers of our common stock could incur substantial losses.

        Our stock price is likely to be volatile. The stock market has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

  •
  disruptions in, or shortages of, our plasma supply;

  •
  disruption of product supply or product availability;

  •
  results of clinical trials of our product candidates or those of our competitors;

  •
  new therapeutic technologies that may replace plasma-derived proteins;

  •
  regulatory or legal developments in the United States and other countries;

  •
  variations in our financial results or those of companies that are perceived to be similar to us;

  •
  changes in the structure of healthcare payment systems;

  •
  pricing fluctuations due to changing market conditions in the pharmaceutical and biotechnology sectors and issuance of new or changed securities analysts' reports or recommendations;

  •
  general economic, industry and market conditions; and

  •
  other factors described in this "Risk Factors" section.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

        Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding                        shares of common stock based on the number of shares outstanding as of                , 2008. This includes the shares that we are selling in this offering, which may be resold in the public market immediately. Of the remaining shares,                        shares will be subject to a 180-day lock-up period provided under agreements executed in connection with this offering. These shares will, however, be able to be resold after the expiration of the lock-up agreement as described in the "Shares Eligible for Future Sale" section of this prospectus. Moreover, after this offering, holders of an aggregate of                        shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in the "Underwriters" section of this prospectus. Of the amount of restricted shares not subject to registration as discussed above we expect            shares may be eligible for resale pursuant to Rule 144 under the Securities Act within 180 days of the expiration of the lock-up agreement (subject to compliance with applicable volume restrictions and limitations on manner of sale).

We do not anticipate paying dividends in the foreseeable future

        Although we declared a $73.2 million dividend to our stockholders on December 30, 2005 and a $760.0 million dividend to our stockholders on December 6, 2006, we currently anticipate that we will retain all funds for use in the operation of our business, and we do not anticipate paying any further cash dividends on our common stock for the foreseeable future. Therefore, any return on investment in our common stock is solely dependent upon the appreciation of the price of our common stock on the open market. We cannot guarantee that our common stock will appreciate in value. See the discussion contained elsewhere in this prospectus under the heading "Dividend Policy."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus, regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans and objectives of management are forward-looking statements. Forward-looking statements may be identified by the use of forward-looking terms such as "may," "will," "would," "expects," "intends," "believes," "anticipates," "plans," "predicts," "estimates," "projects," "targets," "forecasts," "seeks," or the negative of such terms or other variations on such terms or comparable terminology. The forward-looking statements that we make are based upon assumptions about many important risk factors, many of which are beyond our control. Among the factors that could cause actual results to differ materially are the following:

  •
  our ability to procure adequate quantities of plasma and other materials which are acceptable for use in our manufacturing processes from our own plasma collection centers or from third-party vendors;

  •
  the timing of, and our ability to receive and maintain, the appropriate regulatory licenses for our plasma collection centers, which impacts our ability to use the source plasma in our manufacturing processes;

  •
  our ability to identify growth opportunities for existing products and our ability to identify and develop new product candidates through our research and development activities;

  •
  the timing of, and our ability to, obtain and/or maintain regulatory approvals for new product candidates, the rate and degree of market acceptance, and the clinical utility of our products;

  •
  unexpected shut-downs of our manufacturing and storage facilities or delays in opening new planned facilities;

  •
  our and our suppliers' ability to adhere to cGMP regulations;

  •
  our ability to manufacture at appropriate scale to meet the market's demand for our products;

  •
  possible U.S. legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including Medicaid and Medicare;

  •
  legislation or regulations in markets outside of the U.S. affecting product pricing, reimbursement, access, or distribution channels;

  •
  the impact of geographic and product mix on our sales and gross profit;

  •
  the impact of competitive products and pricing;

  •
  fluctuations in the balance between supply and demand with respect to the market for plasma-derived products;

  •
  interest rate fluctuations impacting our floating rate debt instruments and foreign currency exchange rate fluctuations in the international markets in which we operate;

  •
  our ability to successfully transition and establish internal operational, supply, and distribution capabilities, which were previously provided to us by Bayer affiliates under the terms of various transition services, supply, and distribution agreements;

  •
  any changes in business, political, and economic conditions due to the threat of terrorist activity in the U.S. and other parts of the world, and related U.S. military action oversees; and

  •
  other factors identified elsewhere in this prospectus and in other filings we make with the United States Securities and Exchange Commission.

        No assurances can be provided as to any future financial results. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make. Unless legally required, we do not undertake to update or revise any forward-looking statements, even if events make it clear that any projected results, expressed or implied, will not be realized.

USE OF PROCEEDS

        We estimate that the net proceeds to us from our issuance and sale of            shares of common stock in this offering will be approximately $             million, assuming an initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) our net proceeds from this offering by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds to us from this offering will be approximately $             million, assuming an initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling stockholders.

        Based on March 31, 2008 amounts, we intend to use the net proceeds we receive from this offering as follows:

  •
  $             million and $             million for the repayment of principal and interest under our First and Second Lien Term Loans, respectively, as well as any prepayment penalty;

  •
  $16.0 million and $6.6 million for the payment of earned and unpaid dividends on our then outstanding Series A and B convertible preferred stock, respectively, which is held by Talecris Holdings, LLC, an entity owned by (i) Cerberus-Plasma Holdings LLC and (ii) limited partnerships affiliated with Ampersand Ventures;

  •
  $30.8 million for the payment of a termination fee relating to the then outstanding management agreement with Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures; and

  •
  the balance, if any, to fund working capital, capital expenditures and other general corporate purposes, which may include the acquisition or licensing of complementary technologies, products or businesses.

        This expected use of net proceeds of this offering represents our intentions based upon our current plans and business conditions. Our management will retain broad discretion over the allocation of any net proceeds used for capital expenditures or other general corporate purposes. While we continually evaluate potentially material acquisitions of businesses, assets and products and new licenses of technologies, we have no current agreements or commitments for any such material acquisitions or new licenses.

        Pending use of the proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments.

        The proceeds from the First and Second Lien Term Loans, in conjunction with a $67.3 million draw under our Revolving Credit Agreement, all entered into on December 6, 2006, were used to repay and retire all outstanding principal and interest amounts owed under our then existing $440.0 million asset-based credit facility, as amended, repay and retire all outstanding principal and interest amounts owed to Cerberus and Ampersand under our then existing 12% Second Lien Notes, and pay accrued interest of $23.4 million to Talecris Holdings, LLC under the terms of our then existing 14% Junior Secured Convertible Notes, which was converted into 900,000 shares of Series A convertible preferred stock at the holder's election. Further, we used the proceeds from our First and Second Lien Term Loans and our Revolving Credit Agreement to pay a cash dividend of $760.0 million to Talecris Holdings, LLC, pay a special recognition bonus of $34.2 million to eligible employees and Board of Director members, and fund an irrevocable trust for $23.0 million for payments under this special recognition bonus.

        The First and Second Lien Term loans bear interest based upon either the Alternate Base Rate ("ABR") or London Interbank Offered Rate ("LIBOR"), at our option, plus applicable margins. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50% or the Prime Rate. The First Lien Term Loan accrues interest at ABR plus 2.25% or LIBOR plus 3.50% and matures on December 6, 2013 and the Second Lien Term Loan accrues interest at ABR plus 5.25% or LIBOR plus 6.50% and matures on December 6, 2014. For the three months ended March 31, 2008, the weighted average interest rates of our First and Second Lien Term Loans were 7.55% and 10.59%, respectively. At March 31, 2008, the interest rates on the LIBOR and ABR borrowings under our First Lien Term Loan were 6.57% and 7.50%, respectively, and the interest rate on the LIBOR borrowings under our Second Lien Term Loan was 9.57%.

DIVIDEND POLICY

        The payment of dividends is within the discretion of our board of directors and will depend upon our earnings, capital requirements and operating and financial position, among other factors. We declared a $73.2 million dividend to our stockholders on December 30, 2005 and a $760.0 million dividend to our stockholders on December 6, 2006. We expect to retain all of our earnings to finance the expansion and development of our business, and we currently have no plans to pay cash dividends to our stockholders after this offering. Our senior credit facility limits, and our future debt agreements may restrict our ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Sources of Credit and Contractual and Commercial Commitments" and "Description of Certain Indebtedness."

CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2008:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to the conversion of all of the outstanding shares of our preferred stock into an aggregate of 10,730,790 shares of common stock upon the closing of this offering and the reclassification of the preferred stock to permanent equity in stockholders' deficit and the cancellation of the embedded put feature on issued and outstanding common stock; and

  •
  on a pro forma as adjusted basis to give further effect to (i) our issuance and sale of             shares of common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, and (ii) the use of proceeds from this offering to repay $             million and $             million of principal and interest under our First and Second Lien Term Loans, respectively, as well as any prepayment penalty, and the payment of $16.0 million and $6.6 million of earned and unpaid dividends on our then outstanding Series A and B convertible preferred stock, respectively, and the payment of $30.8 million as a termination fee under our management agreement.

        The pro forma information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes appearing at the end of this prospectus.

	As of March 31, 2008
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except shares)
Short-term debt:
Current portion of long-term debt and capital lease obligations	$7,186	$7,186
Long-term debt:
First Lien Term Loan	684,250	684,250
Second Lien Term Loan	330,000	330,000
Revolving Credit Facility	101,934	101,934
Capital lease obligations	2,981	2,981

Total debt and capital lease obligations	1,126,351	1,126,351

Redeemable series A and B senior convertible preferred stock, par value $0.01 per share; 40,000,010 shares authorized; 1,192,310 shares issued and outstanding on an actual basis	110,535	$—
Obligation under common stock put/call option	26,827	—
Stockholders' deficit:
Common stock; par value $0.01 per share; 400,000,000 shares authorized; 473,829 shares issued and outstanding, 11,204,619 shares on a pro forma basis and shares on a pro forma as adjusted basis	2	114
Treasury stock; at cost; 156,455 shares	(20,768)	(20,768)
Additional paid-in capital(1)	53,695	190,945
Accumulated other comprehensive loss	(23,722)	(23,722)
Accumulated deficit	(396,567)	(396,567)

Total stockholders' deficit(1)	(387,360)	(249,998)

Total capitalization(1)	$876,353	$876,353

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) each of additional paid-in capital, total stockholders' deficit and total capitalization by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

        The table above does not include:

  •
  1,524,786 shares of common stock issuable upon exercise of options outstanding as of March 31, 2008 at a weighted average exercise price of $53.70 per share; and

  •
  an aggregate of 238,081 shares of common stock reserved for future issuance under our 2005 Stock Option and Incentive Plan and our 2006 Restricted Stock Plan as of the closing of this offering.

DILUTION

        If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

        The historical net tangible book value of our common stock as of March 31, 2008 was approximately $(380.8) million or $(803.61) per share, based on 473,829 shares of common stock outstanding as of March 31, 2008. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding.

        Our pro forma net tangible book value as of March 31, 2008 was approximately $(380.8) million, or $(33.98) per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding after giving effect to the conversion of all outstanding shares of our preferred stock into an aggregate of 10,730,790 shares of common stock upon the closing of this offering.

        After giving effect to our issuance and sale of            shares of common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, less the estimated underwriting discounts and commissions and offering expenses payable by us, our pro forma net tangible book value as of September 30, 2007 would have been approximately $             million or $            per share. This represents an immediate increase in pro forma net tangible book value of $            per share to our existing stockholders and immediate dilution in pro forma net tangible book value of $            per share to new investors purchasing common stock in this offering at the initial public offering price. Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share paid by a new investor. Sales of shares by our selling stockholders in this offering do not affect our net tangible book value. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share:	$
Historical net tangible book value per share as of March 31, 2008		$(803.61)

Increase attributable to the conversion of outstanding preferred stock

Pro forma net tangible book value per share as of March 31, 2008
Increase per share attributable to new investors
Pro forma net tangible book value per share after this offering
Dilution per share to new investors	$

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) our pro forma net tangible book value after the offering by approximately $             million, our pro forma net tangible book value per share after this offering by approximately $            and dilution per share to new investors by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

        The following table summarizes as of March 31, 2008 the number of shares purchased from us after giving effect to the conversion of all outstanding shares of our preferred stock into an aggregate of 10,730,790 shares of common stock upon the closing of this offering, the total consideration paid and the average price per share paid, or to be paid, to us by existing stockholders and by new investors in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price

range listed on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased		Total Consideration
Average Price per Share
	Number	Percentage	Amount	Percentage
Existing stockholders
New investors
Total

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the total consideration paid by new investors by $             million, and increase (decrease) the percentage of total consideration paid by new investors by approximately    %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

        The table above is based on 11,204,619 shares of common stock outstanding as of March 31, 2008, including an aggregate of 213,420 unvested shares outstanding under the 2006 Restricted Stock Plan and an additional 10,730,790 shares of common stock issuable upon the conversion of all of the outstanding shares of our preferred stock prior the closing of this offering and excludes:

  •
  1,524,786 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2008 at a weighted average exercise price of $53.70 per share; and

  •
  an aggregate of 238,081 shares of common stock reserved for future issuance under our 2005 Stock Option and Incentive Plan and our 2006 Restricted Stock Plan as of the closing of this offering.

        If the underwriters exercise their option to purchase additional shares or if any shares are issued in connection with outstanding options you will experience further dilution. If the underwriters exercise their option to purchase additional shares in full, the following will occur:

  •
  the percentage of shares of common stock held by existing stockholders will decrease to approximately    % of the total number of shares of our common stock outstanding after this offering; and

  •
  the pro forma as adjusted number of shares held by new investors will be increased to            , or approximately    %, of the total pro forma as adjusted number of shares of our common stock outstanding after this offering.

SELECTED HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL DATA

        You are encouraged to read the following selected financial data in conjunction with our consolidated financial statements and the combined financial statements of Bayer Plasma Products Business Group (Bayer Plasma or Predecessor) and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The consolidated income statement data for the three months ended March 31, 2007 and 2008, and the balance sheet data as of March 31, 2008 are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The consolidated statements of income data for the years ended December 31, 2007 and 2006 and the nine months ended December 31, 2005 and the consolidated balance sheet data at December 31, 2007 and 2006 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of March 31, 2007 was derived from our unaudited interim consolidated financial statements and the consolidated balance sheet data as of December 31, 2005 was derived from our December 31, 2005 audited consolidated balance sheet, which are not included in this prospectus. The combined statement of loss data for the three months ended March 31, 2005 is derived from the audited financial statements of Bayer Plasma, which are included in this prospectus. The combined statement of income data for the year ended December 31, 2004 and the combined balance sheet data at March 31, 2005 and at December 31, 2004 are derived from the audited financial statements of Bayer Plasma, which are not included in this prospectus. The combined statement of income (loss) data for the year ended December 31, 2003 and the combined balance sheet data at December 31, 2003 are derived from the unaudited financial statements of Bayer Plasma, which are not included in this prospectus. The historical results are not necessarily indicative of results to be expected for future periods, and the results for the three months ended March 31, 2008 are not necessarily indicative of results that may be expected for the entire year ending December 31, 2008. The selected historical consolidated and combined financial data set forth below should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated and combined financial statements and related notes thereto appearing elsewhere in this prospectus.

        The unaudited financial data as of March 31, 2008 and 2007 and for the three months ended March 31, 2008 and 2007 have been derived from our unaudited consolidated financial statements. These unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for those periods. Operating results for the three months ended March 31, 2008 are not necessarily indicative of results that may be expected for the year ending December 31, 2008.

        The financial statements of Bayer Plasma are presented on a carve-out basis from the historical financial statements of Bayer AG and its affiliates. As Predecessor, we participated in Bayer's centralized cash management system and our net cash funding requirements were met by Bayer. We were not allocated interest costs from Bayer for use of these funds. The Predecessor's combined results of operations include all net revenue and costs directly attributable to our operations as Bayer Plasma, including all costs for supporting functions and services used by us at shared sites and performed by centralized Bayer organizations, presented on a carve-out basis, prior to our March 31, 2005 formation transaction. In Predecessor periods, the expenses for these services were charged to us based on a determination of the services provided primarily using activity-based allocation methods based primarily on revenue, headcount, or square footage. In Predecessor periods, Bayer also provided certain manufacturing services to us for the production of certain products at established transfer prices, which have been included in cost of goods sold.

        We acquired certain assets and liabilities of Bayer Plasma on March 31, 2005. Successor operations began on April 1, 2005 as the successor business (Successor). On April 12, 2005, we acquired Precision Pharma Services, Inc. (Precision), which was owned by affiliates of Ampersand and which supplied intermediate paste principally to our predecessor and us. These affiliates of Ampersand are investors in

Talecris Holdings, LLC. Precision was merged into Talecris, Inc. effective January 1, 2007, and is now referred to as Talecris–Melville.

        We believe that the comparability of our financial results between periods presented is significantly impacted by the following items, which are more fully described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability."

  •
  Acquisition of Bayer Plasma net assets and related purchase accounting

  •
  Distribution and transition services agreements with Bayer affiliates

  •
  Transition-related activities

  •
  Management fee

  •
  Share-based compensation awards

  •
  Special recognition bonus plan

  •
  Capital structure

  •
  Gamunex IGIV production incident

  •
  Vertical integration of plasma collection

  •
  Litigation settlement with Baxter

  •
  Release of deferred tax asset valuation allowance

  •
  Unplanned plant maintenance

  •
  Customer dispute settlement

  •
  Plasma center cGMP issue

Selected Financial Data

	Predecessor			Successor
							Three Months Ended March 31,
	Years Ended December 31,		Three Months Ended March 31, 2005		Years Ended December 31,
				Inception Through December 31, 2005
	2003	2004			2006	2007	2007	2008
	(in thousands, except per share amounts)
Income (Loss) Statement Data:
Net revenue:
Product net revenue	$719,900	$846,500	$245,500	$654,939	$1,114,489	$1,196,686	$296,894	$296,669
Other	—	—	—	13,039	14,230	21,823	5,545	8,534

Total net revenue	719,900	846,500	245,500	667,978	1,128,719	1,218,509	302,439	305,203
Cost of goods sold	613,100	661,500	209,700	561,111	684,750	788,152	181,793	206,720

Gross profit	106,800	185,000	35,800	106,867	443,969	430,357	120,646	98,483
Operating expenses:
SG&A	94,900	102,200	27,500	89,205	241,448	189,387	42,638	44,504
R&D	49,900	59,000	14,800	37,149	66,801	61,336	13,876	13,103

Total operating expenses	144,800	161,200	42,300	126,354	308,249	250,723	56,514	57,607

Income (loss) from operations	(38,000)	23,800	(6,500)	(19,487)	135,720	179,634	64,132	40,876
Other income (expense):
Equity in earnings of affiliate	—	—	—	197	684	436	171	87
Interest expense, net	—	—	—	(21,224)	(40,867)	(110,236)	(27,952)	(24,763)
Litigation settlement	—	—	—	—	—	12,937	—	90
Loss on extinguishment of debt	—	—	—	—	(8,924)	—	—	—

Income (loss) before income taxes and extraordinary items	(38,000)	23,800	(6,500)	(40,514)	86,613	82,771	36,351	16,290
(Provision) benefit for income taxes	(14,900)	(18,500)	(5,100)	(2,251)	(2,222)	40,794	(2,055)	(6,725)

Income (loss) before extraordinary items	(52,900)	5,300	(11,600)	(42,765)	84,391	123,565	34,296	9,565
Extraordinary items:
Gain (loss) from unallocated negative goodwill	—	—	—	252,303	(306)	—	—	—
Gain from settlement of contingent consideration due Bayer	—	—	—	13,200	3,300	—	—	—

Net income (loss)	$(52,900)	$5,300	$(11,600)	$222,738	$87,385	123,565	$34,296	$9,565

Income (loss) before extraordinary items per common share:
Basic	$(52.90)	$5.30	$(11.60)	$(120.75)	$(958.67)	$524.63	$392.87	$26.80
Diluted	$(52.90)	$5.30	$(11.60)	$(120.75)	$(958.67)	$10.89	$3.00	$0.83
Cash dividends declared per common share:
Basic	—	—	—	$66.96	$1,070.53	—	—	—
Diluted	—	—	—	$66.96	$68.87	—	—	—
Balance Sheet Data (at period end):
Cash and cash equivalents	—	—	—	$10,887	$11,042	$73,467	$27,465	$50,163
Total assets	$1,054,100	$1,115,200	$1,040,800	$705,249	$903,474	$1,142,322	$923,701	$1,162,819
Long-term debt and redeemable preferred stock	—	—	—	$270,997	$1,213,455	$1,239,572	$1,233,341	$1,226,719
Total stockholders' equity (deficit)/parent's net investment	$913,000	$987,000	$943,600	$152,835	$(528,980)	$(390,757)	$(498,418)	$(387,360)
Other Financial Data and Ratios (unaudited):
Liters of plasma processed	2,573	3,016	905	2,493	2,983	2,650	664	820
Gross profit margin	14.8%	21.9%	14.6%	16.0%	39.3%	35.3%	39.9%	32.3%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You are encouraged to read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the financial statements of Bayer Plasma Products Business Group (Bayer Plasma or Predecessor) and related footnotes appearing at the end of this prospectus. This discussion and analysis contains forward looking statements that involve risks and uncertainties. See "Risk Factors" included elsewhere in this prospectus for a discussion of some of the important factors that could cause actual results to differ materially from those described or implied by the forward looking statements contained in the following discussion and analysis. See "Special Note Regarding Forward-Looking Statements" included elsewhere in this prospectus.

        All tabular disclosures of dollar amounts are presented in thousands. Percentages and amounts presented herein may not calculate or sum precisely due to rounding.

        Unless otherwise stated or the context otherwise requires, references to "Talecris," "we," "us," "our" and similar references refer to Talecris Biotherapeutics Holdings Corp. and its wholly owned subsidiaries for the period subsequent to our formation on March 31, 2005, and refer to Bayer Plasma Products Business Group, an operating unit of the Biological Products division of Bayer Healthcare LLC, which is a subsidiary of Bayer AG, for the period prior to our formation. Unless otherwise stated or the context requires otherwise, "Bayer" means Bayer AG, or any of its directly or indirectly wholly-owned subsidiaries.

Business Overview

        We develop, produce, market and distribute protein-based therapies that extend and enhance the lives of people suffering from chronic and acute, often life-threatening, conditions, such as immune deficiency disorders, alpha-1 antitrypsin (AAT) deficiency, infectious diseases, hemophilia and severe burns. We are one of the largest producers and marketers in our industry. Our products are derived from human plasma, the liquid component of blood, which is sourced from our plasma collection centers, or purchased from third parties, primarily located in the United States. Plasma contains many therapeutic proteins, which we extract through a process known as fractionation at our Clayton, North Carolina and Melville, New York facilities. The fractionated intermediates are then purified, formulated into a final bulk, and aseptically filled into vials for distribution.

        We operate in an industry that has experienced significant consolidation over the past two decades. Specifically, the number of major plasma-derived product manufacturers has declined and we believe some of our competitors have reduced their plasma fractionation capacity. Our industry has also experienced significant consolidation of the plasma supply chain as many plasma collection organizations have closed or have been acquired by manufacturers of plasma-derived products related to their efforts to vertically integrate plasma sourcing. In addition to the consolidation within our industry, the volume demand for plasma-derived therapies has increased, both in the United States and worldwide. As a result of the increase in demand for plasma-derived therapies and the decline in production and collection capacities, the cost of procuring plasma has increased, and pricing for plasma-derived products has generally increased as well. We intend to service the overall growth in demand for plasma-derived products through continued development of our internal plasma procurement capabilities and with incremental increases in our fractionation and purification capacities, including enhanced efficiency, increased yields, and reduced product rejects and cycle times.

        We believe that plasma supply constraints will continue to be pervasive in our industry in the near term, impacting our ability to satisfy demand for Gamunex IGIV. We anticipate that our costs of production will continue to increase as a result of higher costs of raw materials, particularly plasma, due to limited third-party supply and the development and remediation of our Talecris Plasma Resources, Inc. (TPR) infrastructure until such time as we are able to increase TPR internal production volumes and absorb related overhead. We believe that growth in demand, continued constrained production capacity, and increasing production costs are likely to result in higher product prices. We anticipate implementing measured price increases for most of our products in the near term. Longer term, we anticipate increases in plasma collection and manufacturing capacities, which will result in a balance of supply and demand and will likely moderate future pricing. Additionally, the proposed settlement of class action litigation against First DataBank and others may result in the revision of, or the elimination of, the published Average Wholesale Price (AWP), which are an important basis used by many third-party payors for our products. Consequently, given the nature of our Prolastin Direct model in the U.S., we anticipate a decrease in Prolastin AWP resulting in a decrease in our net price subsequent to the settlement.

        Our ability to execute our strategic plans is highly dependent upon our ability to obtain adequate quantities of FDA licensed plasma, the key raw material used in our manufacturing processes. Until our acquisition of plasma collection centers from IBR in November 2006, we relied exclusively on third parties for all of our plasma, a significant portion of which was provided to us through plasma collection centers owned or controlled by our competitors. In an effort to improve the predictability and sustainability of our plasma supply, we pursued a strategy of partial vertical integration of our plasma supply chain through the acquisition of a number of plasma collection centers in various stages of development from IBR, our then second largest third-party supplier. In June 2007, we acquired three additional plasma collection centers from IBR to further strengthen our plasma collection capabilities. We have also entered into a number of strategic alliance agreements with IBR, Plasma Centers of America (PCA), and other third parties under which we provide financing for the development of plasma collection centers which are dedicated to Talecris plasma collection. We have the option to purchase centers opened by IBR and the obligation to purchase centers opened by PCA depending on the achievement of certain goals, including licensure and productivity. These alliances may ultimately provide us with 23 additional plasma centers. The table below summarizes the status of our centers as of June 30, 2008:

Center Type	Licensed	Unlicensed	Total
TPR	42	12	54
Talecris Strategic Partners	4	9	13

Total	46	21	67

        These 67 centers collectively represent approximately two-thirds of the currently planned collection center network. We expect that this network will provide in excess of 90% of our plasma supply in the long-term.

        Year-to-date through June 30, 2008, eight licensed centers have been inspected by the FDA as part of the FDA's regular inspection and oversight process. Five of these inspections generated zero observations, while the others generated only minor observations, all of which were addressed by us.

        Initially, our plasma collection business focused on the rapid expansion of production at the plasma collection centers acquired from IBR. This strategy significantly increased plasma collection at these centers, but strained the quality systems, human resources systems, and general business processes of our plasma collection business, and ultimately resulted in the permanent closure of one and the temporary closure of other plasma collection centers. In order to alleviate the organizational pressures on the company and improve business processes at our plasma collection platform, we reduced production at several plasma collection centers to refocus on quality control and implemented a slower scale-up of certain plasma centers, which has resulted in higher costs.

        As a result of the change in our strategy related to our plasma collection business, we will incur higher costs which will negatively impact our gross profit and gross margin. The change in strategy and the related new programs, controls and process modifications resulted in lower production levels and a loss of market share. Although our plasma collection has been increasing, the significance of the strategic changes also makes it difficult for us to predict our future production levels and plasma deliveries with a high degree of confidence. Our current plan indicates that we will have relatively low inventories of Gamunex, our most significant product, in 2008 and potentially beyond. Shortages of plasma have resulted in and will likely continue to result in our inability to fully meet the needs of our customers for Gamunex, as well as potentially other products, for periods of time in 2008 and potentially beyond. The magnitude of stock-outs will be dependent upon the ultimate timing of licensed plasma deliveries and the relative shortfall from our plan.

        The successful development of a plasma collection center depends on a number of factors, including our ability to obtain licensure by the FDA, as well as the approval of foreign regulatory authorities, including the German Health Authority. We intend to continue to work with the FDA and other regulatory authorities to obtain regulatory approvals for our unlicensed collection centers and to explore additional opportunities to expand our plasma supply. Our ability to obtain FDA and other regulatory approval for existing unlicensed centers and future centers and to maintain compliance with regulatory requirements is critical in attaining our strategic plans. Certain of the collection centers that we acquired from IBR, or are currently developing ourselves, are in varying degrees of readiness for FDA inspection. In addition, two of the unlicensed centers that we acquired from IBR received warning letters from the FDA prior to our acquisition of such centers. We have remediated the issues identified in the warning letters and the FDA closed the letters. Our ability to obtain adequate quantities of plasma sufficient to satisfy our strategic objectives is dependent upon our ability to remediate identified issues and launch plasma collection centers that obtain licensure by the FDA and other regulatory authorities in a timely manner. We have experienced varying degrees of success in achieving our internal objectives related to the vertical integration of our plasma supply and in obtaining licensure by the FDA.

        We do not release plasma collected from a plasma collection center to manufacturing until the collection center obtains licensure from the FDA. In the event that we determine that plasma was not collected in a current Good Manufacturing Practice (cGMP) compliant fashion or that the center is unable to obtain FDA licensure, we may be required to destroy any collected plasma from that center, which would be recorded as a charge to cost of goods sold during the period the inventories are determined to be unrealizable. Some of our efforts to remediate center deficiencies have not been successful, and consequently we have closed centers in the recent past. Our future remediation efforts may not be successful in other centers and may lead to closure of centers, which would negatively impact our planned deliveries of plasma to meet our strategic objectives. At March 31, 2008, our raw material inventories included $15.6 million of unlicensed plasma and related testing costs, which we believe are realizable.

        We believe that we have important competitive advantages that will serve us well and distinguish us from other companies in our industry. We have a strong product portfolio with notable brand recognition which establishes us as an industry leader, particularly with respect to our Gamunex IGIV and Prolastin A1PI therapies. Since our formation as Talecris, we have undertaken a number of initiatives designed to enhance our operating results. In 2005 and 2006, we rationalized our distribution networks and simultaneously entered into long-term distribution agreements with major hospital group purchasing organizations, homecare and specialty pharmacy providers and distributors, which we believe grant us favorable volume, pricing and payment terms including, in certain cases, liquidated damages if they fail to purchase agreed volumes of products. In addition, during the fourth quarter of 2005, we formalized an internal plan designed to further enhance our operating results by, among other things, improving production processes to enhance efficiency, increasing production yields, reducing product reject rates, reducing cycle times, and improving utilization of human plasma and other raw materials, which has contributed to an increase in our gross profit margin ranging from (5.0)% for the three months ended June 30, 2005 (our first quarter as Talecris) up to 45.7% in the quarter ended September 30, 2006 and was 32.3% for the three months ended March 31, 2008.

        As a result of our past and ongoing investment in research and development, we believe that we are positioned to continue as an industry leader in the plasma-derived therapies business. Near term, our focus is on life cycle management initiatives to extend the commercial life of our products and brands. Longer term, our most exciting pipeline product is a Plasmin formulation, a patent-protected therapy for restoring blood flow through arteries and veins that have become obstructed by blood clots.

        We established an independent capital structure upon our formation as Talecris on March 31, 2005, which consisted of a $400.0 million asset-based credit facility, $27.8 million of 12% Second Lien Notes, and $90.0 million of 14% Junior Secured Convertible Notes. In March 2006, we entered into an additional $40.0 million term loan. In December 2006, we completed a debt recapitalization transaction in which we repaid, retired or converted all outstanding principal and interest amounts owed under our then existing debt instruments, with new borrowings aggregating $1.355 billion in total availability. As a result of the recapitalization transaction, our interest expense has increased significantly in periods subsequent to December 2006.

        We anticipate that our cash needs will be significant and that, subsequent to the completion of this offering and the application of proceeds to repay debt, we will need to increase our borrowings under our credit facilities in order to fund our operations and strategic initiatives. Our planned capital expenditures are significant and are likely to approach or exceed $100 million annually over the next five years. We may exceed $200 million in capital expenditures in one of the annual periods dependent upon the timing of spending related to the design and construction of a new fractionation facility, which we currently estimate will cost $200 million, and a new Plasmin facility, and to maintain compliance with cGMP. This planned level of capital spending would exceed our current capital expenditure covenants under our credit facilities. Consequently, we will need to amend our capital expenditure covenants, refinance or curtail our level of planned investment. To the extent that our existing sources of cash are insufficient to fund our activities, we may need to raise additional funds through debt or equity financing.

Subsequent Events

Repurchase of Common Shares

        Subsequent to March 31, 2008, we repurchased the remaining 120,125 shares of our common stock from IBR for $15.3 million at a put value of $124.87 per share plus accrued charges. Additional information regarding the shares of our common stock previously held by IBR is included in the footnotes to our 2007 consolidated financial statements included elsewhere in this prospectus.

Plasma Center cGMP Issue

        During the second quarter of 2008, we incurred an additional charge to cost of goods sold of $4.3 million related to the plasma center cGMP issue, which is discussed below under, "—Matters Affecting Comparability." We anticipate no additional charges related to this matter.

National Genetics Institute/Baxter Healthcare Corporation Litigation

        In May 2008, Baxter Healthcare Corporation (Baxter) and National Genetics Institute (NGI), a wholly owned subsidiary of Laboratory Corporation of America, filed a complaint in the U.S. District Court for the Eastern District of North Carolina alleging that we infringed U.S. Patent Nos. 5,780,222, 6,063,563, and 6,566,052. The patents deal primarily with a method of screening large numbers of biological samples utilizing various pooling and matrix array strategies, and the complaint alleges that the patents are owned by Baxter and exclusively licensed to NGI. We believe that the allegations of infringement are without merit and that the patents are invalid as applied to our processes. We intend to vigorously defend against the complaint.

Principal Products

        As Successor and Predecessor, the majority of our sales are concentrated in two key therapeutic areas: Immunology, primarily through our intravenous immune globulin (IGIV) product for the treatment of primary immune deficiency and autoimmune diseases, and Pulmonology, through our alpha-1 proteinase inhibitor (A1PI) product for the treatment of alpha-1 antitrypsin deficiency-related emphysema. These therapeutic areas are served by our branded products, Gamunex brand IGIV (Gamunex IGIV) and Prolastin brand A1PI (Prolastin A1PI), respectively. We also have a line of hyperimmune therapies that provide treatment for tetanus, rabies, hepatitis B and Rh factor control during pregnancy and at birth. In addition, we provide plasma-derived therapies for critical care, including the treatment of hemophilia, an anti-coagulation factor, as well as albumin to expand blood volume. Although we sell our products worldwide, the majority of our sales were concentrated in the United States and Canada during the periods presented.

        Our Gamunex IGIV is produced with a viral inactivation process that uses caprylate. We believe this technology differentiates our IGIV product from our competitors. Our Gamunex IGIV was launched in 2003 as the next generation therapy to our Gamimune brand IGIV (Gamimune IGIV) which utilized a solvent detergent process for viral inactivation. We discontinued manufacturing and selling Gamimune IGIV in 2006. Our Prolastin A1PI was the first A1PI product licensed and, consequently, has benefited from a first-mover advantage in market share. In 2003 two competitors launched competing A1PI products in the U.S., the primary market for such therapies. This has resulted in a loss of market share and has increased competition for new patients. In addition, we constantly experience A1PI patient losses due to the nature of the disease.

Subsidiaries

        In April 2006, Talecris Biotherapeutics, Ltd. (Talecris, Ltd.) commenced operations in Canada and in December 2006, Talecris Biotherapeutics GmbH (Talecris, GmbH) commenced operations in Germany, to support our international sales and marketing activities, and to replace certain functions which were previously provided to us by Bayer affiliates under various transition and distribution services agreements. In January 2007, our Precision subsidiary was merged into Talecris, Inc. and is now referred to as Talecris–Melville. Our manufacturing facilities currently have the capacity to fractionate approximately 4.2 million liters of human plasma per year. Purification, filling, and finishing capacities are dependent on fraction mix.

        We formed TPR in September 2006 to create a platform for the partial vertical integration of our plasma supply chain in order to ensure a predictable and sustainable supply of plasma. In November 2006, we acquired plasma collection centers in various stages of development from IBR through an asset purchase agreement and in June 2007, we acquired three additional plasma collection centers from IBR to further strengthen our plasma collection capabilities. We have also entered into a number of strategic alliance agreements with IBR, Plasma Centers of America, and other third parties, which ultimately may provide us with 23 additional plasma collection centers.

Basis of Presentation

        As Predecessor, we participated in Bayer's centralized cash management system and our net cash funding requirements were met by Bayer. We were not allocated interest costs from Bayer for use of these funds.

        The Predecessor's combined results of operations include all net revenue and costs directly attributable to our operations as Bayer Plasma, including all costs for supporting functions and services used by us at shared sites and performed by centralized Bayer organizations, presented on a carve-out basis, prior to our March 31, 2005 formation transaction. In Predecessor periods, the expenses for these services were charged to us based on a determination of the services provided, primarily using activity-based allocation methods based primarily on revenue, headcount, or square footage. In Predecessor periods, Bayer also provided certain manufacturing services to us for the production of certain products at established transfer prices, which have been included in cost of goods sold.

        During Successor periods, our results of operations include the results of Precision (now referred to as Talecris–Melville), Talecris, Ltd., TPR, the plasma collection centers acquired from IBR, and Talecris, GmbH from the respective dates noted above.

        The following items, as defined more fully in the section titled, "—Matters Affecting Comparability," represent some of the key differences when comparing the periods presented:

  •
  Successor results of operations reflect the application of purchase accounting;

  •
  Successor results of operations include the deferral of gross profit on inventories sold through certain international distribution channels provided by Bayer affiliates until such time as the inventories are sold to unaffiliated third parties;

  •
  Successor results of operations reflect certain significant transition and other non-recurring costs associated with the establishment of internal capabilities to operate as a standalone company;

  •
  Successor results of operations reflect a strategic change in 2006 to create a platform for the partial vertical integration of our plasma supply;

  •
  Successor results of operations include management fees charged by Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures;

  •
  Successor results of operations include costs associated with share-based compensation awards;

  •
  Successor results of operations include the impact of certain special recognition bonus awards;

  •
  Successor results of operations reflect the impact of interest expense resulting from debt financing of Successor's business, where as Predecessor, Bayer did not allocate interest costs to us;

  •
  Successor accounts reflect an independent capital structure reflecting a combination of debt and equity instruments to finance our formation transaction, distributions to shareholders, and operations;

  •
  Successor results of operations include the cost of the Gamunex IGIV production incident and a later partial favorable settlement from Bayer;

  •
  Successor results of operations reflect the cost of legal fees and the favorable settlement related to the Baxter settlement;

  •
  Successor results of operations include the benefit for the reversal of the net deferred tax asset valuation allowance;

  •
  Successor results of operations include charges incurred related to the customer dispute settlement;

  •
  Successor results of operations reflect unabsorbed costs incurred during an unplanned plant maintenance period; and

  •
  Successor results of operations include inventory impairment charges for a plasma center cGMP issue.

Critical Accounting Policies and Estimates

        The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) requires us to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent assets and liabilities. A detailed description of our significant accounting policies, estimates and assumptions is included in the footnotes to our financial statements appearing at the end of this prospectus. Our significant accounting policies, estimates and assumptions have not changed materially since the date of the financial statements.

        We believe that certain of our accounting policies are critical because they are the most important to the preparation of our financial statements. These policies require our most subjective and complex judgments, often requiring the use of estimates about the effects of matters that are inherently uncertain. We periodically review our critical accounting policies and estimates with the Audit Committee of our board of directors. The following is a summary of accounting policies that we consider critical to our financial statements.

Revenue Recognition

        Revenues from product sales and the related cost of goods sold are generally recognized when title and risk of loss are transferred to customers. Product revenue is generally recognized at the time of delivery. Recognition of revenue also requires reasonable assurance of collection of sales proceeds, a fixed and determinable price, persuasive evidence that an arrangement exists, and completion of all other performance obligations in accordance with the SEC's Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," as amended by SAB No. 104, "Revenue Recognition."

        Allowances against revenues for estimated discounts, rebates, administrative fees, chargebacks, and shelf-stock adjustments are established by us concurrently with the recognition of revenue. The standard terms and conditions under which products are shipped to our customers generally do not allow a right of return. In the rare instances in which we grant a right of return, revenue is reduced at the time of sale to reflect expected returns and deferred until all conditions of revenue recognition are met. We generally do not offer incentives to customers.

        We entered into a number of distribution agreements with Bayer in connection with our formation transaction. Under the terms of certain of these distribution agreements, Bayer affiliates earned a minimum gross margin on sales of our products which varied by region. Under certain of these distribution agreements, Bayer has the right to require us to buy back saleable inventories with specified dating held at the time distribution services terminate. Revenue related to such distribution agreements is deferred until such time as the related products are sold to unaffiliated third parties.

        Under the terms of certain of our international distribution agreements, we have agreed to reimburse these distributors for their selling, general, and administrative expenses (SG&A). In Successor periods, we have reflected these charges as a reduction of net revenue in accordance with the Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (including a reseller of the vendor's products)." As Predecessor, similar costs were appropriately recorded as SG&A.

        Revenue from milestone payments for which we have no continuing performance obligations is recognized upon achievement of the related milestone. When we have continuing performance obligations, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations.

        We evaluate revenue from agreements that have multiple elements to determine whether the components of the arrangement represent separate units of accounting as defined in EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." To recognize a delivered item in a multiple element arrangement, EITF Issue No. 00-21 requires that the delivered items have value to the customer on a standalone basis, that there is objective and reliable evidence of fair value of the undelivered items and that delivery or performance is probable and within our control for any delivered items that have a right of return.

Gross-to-Net Revenue Adjustments

        We offer rebates to managed healthcare organizations. We account for these rebates by establishing an accrual at the time the sale is recorded in an amount equal to our estimate of managed health care rebates attributable to each sale. We determine our estimate of the managed health care rebates primarily based on historical experience and current contract arrangements. We consider the sales performance of products subject to managed health care rebates and the levels of inventory in the distribution channel and adjust the accrual periodically to reflect actual experience. For the portion of these rebates that is settled as part of the product sale, there is no lag in the recognition of the rebate. The portion which is accrued upon sale is settled upon resale by our distributors. Due to the overall low levels of inventory in the distribution channel, adjustments for actual experience have not been material.

        We participate in state government-managed Medicaid programs. We account for Medicaid rebates by establishing an accrual at the time the sale is recorded in an amount equal to our estimate of the Medicaid rebate claims attributable to such sale. We determine our estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, legal interpretations of the applicable laws related to the Medicaid program and any new information regarding changes in the Medicaid programs' regulations and guidelines that would impact the amount of the rebates. We consider outstanding Medicaid claims, Medicaid payments, and levels of inventory in the distribution channel and adjust the accrual periodically to reflect actual experience. While these rebate payments to the states generally occur on a one to two quarter lag, any adjustments for actual experience has not been material as Medicaid rebates on our product sales under the state Medicaid programs represents only one half of one percent of gross product revenues.

        As of March 31, 2008, our allowance for managed health care and Medicaid rebates was $11.2 million. A hypothetical 10% change in payments made for managed health care and Medicaid rebates for the three months ended March 31, 2008 would not have a material impact to our consolidated results of operations.

        We enter into agreements with certain customers to establish contract pricing for our products, which these entities purchase from the authorized wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when our products are purchased from wholesalers by these entities at the contract price which is less than the price charged by us to the wholesaler, we provide the wholesaler with a credit referred to as a chargeback. We record the chargeback accrual at the time of the sale. The allowance for chargebacks is based on our estimate of the wholesaler inventory levels, and the expected sell-through of our products by the wholesalers at the contract price based on historical chargeback experience and other factors. We periodically monitor the factors that influence our provision for chargebacks, and make adjustments when we believe that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time. As these chargebacks are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material.

        As of March 31, 2008, our allowance for chargebacks was $2.9 million. A hypothetical 10% change in credits issued for chargebacks for the three months ended March 31, 2008 would not have a material impact to our consolidated results of operations.

        Our sales terms generally provide for up to 2% prompt pay discount on domestic and international sales. We believe that our sales allowance accruals are reasonably determinable and are based on the information available at the time to arrive at our best estimate of the accruals at the time of the sale. Actual sales allowances incurred are dependent upon future events. We periodically monitor the factors that influence sales allowances and make adjustments to these provisions when we believe that the actual sales allowances may differ from prior estimates. If conditions in future periods change, revisions to previous estimates may be required, potentially in significant amounts. As these prompt pay discounts are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material.

        As of March 31, 2008, our allowance for cash discounts was $1.0 million. A hypothetical 10% change in credit issued for cash discounts for the three months ended March 31, 2008 would not have a material impact to our consolidated results of operations.

        Shelf-stock adjustments are credits issued to customers to reflect decreases in the selling prices of products. Agreements to provide this form of price protection are customary in our industry and are intended to reduce a customer's inventory cost to better reflect current market prices. Shelf-stock adjustments are based upon the amount of product that customers have remaining in their inventories at the time of a price reduction. The extent of any price reduction would be discretionary to reflect market conditions. Any amounts recorded for estimated price adjustments would be based upon the specific terms with customers, estimated declines in market price, and estimates of inventory held by the customer. We have not experienced shelf-stock adjustments during the periods presented.

        We utilize information from external sources to estimate our significant gross-to-net revenue adjustments. Our estimates of inventory at wholesalers and distributors are based on written and oral information obtained from certain wholesalers and distributors with respect to their inventory levels and sell-through to customers. The inventory information received from wholesalers and distributors is a product of their record-keeping process. Our estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information was itself in the form of estimates, and reflect other limitations, including lags between the date as of which the third-party information is generated and the date on which we receive third-party information. We believe, based on our experience, that the information obtained from external sources provides a reasonable basis for our estimates.

        The following table summarizes our gross-to-net revenue presentation expressed in dollars and percentages:

		Successor
	Predecessor
			Years Ended December 31,		Three Months Ended March 31,
	Three Months Ended March 31, 2005	Nine Months Ended December 31, 2005
			2006	2007	2007	2008
Gross product revenue	$258,068	$713,044	$1,175,200	$1,251,879	$310,840	$307,245
Chargebacks	(6,668)	(17,418)	(13,611)	(13,268)	(2,880)	(2,458)
Cash discounts	(2,346)	(7,718)	(11,539)	(12,918)	(2,795)	(2,856)
Rebates and other	(3,554)	(16,068)	(18,568)	(26,719)	(7,268)	(4,901)
SG&A reimbursements to Bayer affiliates	—	(16,901)	(16,993)	(908)	(1,003)	—
SG&A reimbursements to other international distributors	—	—	—	(1,380)	—	(361)

Product net revenue	$245,500	$654,939	$1,114,489	$1,196,686	$296,894	$296,669

	Predecessor	Successor
	Three Months Ended March 31, 2005		Years Ended December 31,		Three Months Ended March 31,
		Nine Months Ended December 31, 2005
			2006	2007	2007	2008
Gross product revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Chargebacks	(2.6)%	(2.4)%	(1.2)%	(1.1)%	(0.9)%	(0.8)%
Cash discounts	(0.9)%	(1.1)%	(1.0)%	(1.0)%	(0.9)%	(0.9)%
Rebates and other	(1.4)%	(2.3)%	(1.6)%	(2.1)%	(2.3)%	(1.6)%
SG&A reimbursements to Bayer affiliates	—	(2.4)%	(1.4)%	(0.1)	(0.3)%	—%
SG&A reimbursements to other international distributors	—	—	—	(0.1)	—	(0.1)%

Product net revenue	95.1%	91.8%	94.8%	95.6%	95.6%	96.6%

        The following table provides a summary of activity with respect to our allowances:

	Chargebacks	Cash Discounts	Rebates and Other	Total
Predecessor:
Balance December 31, 2004	$3,064	$937	$9,273	$13,274
Provision	6,668	2,346	3,554	12,568
Credits issued	(7,451)	(2,526)	(5,967)	(15,944)

Balance March 31, 2005	$2,281	$757	$6,860	$9,898

Successor:
Balance at inception	$2,281	$—	$3,866	$6,147
Provision	17,418	7,718	16,068	41,204
Credits issued	(16,591)	(6,784)	(10,385)	(33,760)

Balance December 31, 2005	3,108	934	9,549	13,591
Provision	13,611	11,539	18,568	43,718
Credits issued	(14,848)	(11,503)	(21,186)	(47,537)

Balance December 31, 2006	1,871	970	6,931	9,772
Provision	13,268	12,918	26,719	52,905
Credits issued	(12,451)	(12,814)	(22,218)	(47,483)

Balance at December 31, 2007	2,688	1,074	11,432	15,194
Provision	2,458	2,856	4,901	10,215
Credits issued	(2,232)	(2,970)	(5,107)	(10,309)

Balance at March 31, 2008	$2,914	$960	$11,226	$15,100

Concentration of Credit Risk

        Our accounts receivable, net, include amounts due from pharmaceutical distributors and wholesalers, buying groups, physicians' offices, patients, and others. A loss of any one of these customers, or deterioration in their ability to make payments timely, could have a significant adverse affect on our operating results and our liquidity. The following table summarizes our accounts receivable, net, concentrations with customers that represented more than 10% of our accounts receivable, net:

		December 31,
	March 31, 2008
		2007	2006
Customer A	11.7%	15.5%	14.6%
Customer B	—	14.4%	13.7%

Research and Development Expenses

        Research and development expenses (R&D) include the costs directly attributable to the conduct of research and development programs for new products and extensions or improvements of existing products and the related manufacturing processes. Such costs include salaries and related employee benefit costs, payroll taxes, materials (including the material required for clinical trials), supplies, depreciation on and maintenance of research and development equipment, services provided by outside contractors for clinical development and clinical trials, regulatory services, and fees. R&D also includes the allocable portion of facility costs such as rent, depreciation, utilities, insurance, and general support services. All costs associated with R&D are expensed as incurred. At March 31, 2008, we had approximately 250 scientists and support staff engaged in research and development activities and for the three months ended March 31, 2008, our research and development expense totaled $13.1 million.

        Before obtaining regulatory approval for the sale of our product candidates or for marketing of existing products for new indicated uses, we must conduct extensive preclinical testing to demonstrate the safety of our product candidates in animals and clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Preclinical and clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more of our clinical trials can occur in any stage of testing. We may experience events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialization of our product candidates or cause higher than expected expenses, many of which are beyond our control. There are many factors that could delay or prevent regulatory approval or commercialization of our product candidates. We have included these risk factors elsewhere in this prospectus in the section titled "Risk Factors—Risks Related to Our Business—We may not be able to commercialize products in development."

        Our product development costs will also increase if we experience delays in testing or approvals. We do not know whether any preclinical tests or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, if at all. Significant preclinical or clinical trial delays also could shorten the patent protection period during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to commercialize our products or product candidates.

        Even if clinical trials are successful, we may still be unable to commercialize the product due to difficulties in obtaining regulatory approval for the process or problems in scaling to commercial production. Additionally, if produced, the product may not achieve an adequate level of market acceptance by physicians, patients, healthcare payors and others in the medical community to be profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, some of which are beyond our control.

        Our overall R&D activities encompass (a) core R&D spending for compliance and regulatory support of our products, product licensing in territories we sell or wish to sell our products, scientific communications, and overall R&D administration; (b) life cycle management of our existing products primarily focused on new product administration options or qualifying existing products for applications related to a new indication; and (c) development of new therapeutic proteins or existing proteins for new applications. We expect overall R&D spending to increase in subsequent periods due to life cycle management, new product projects and licensure of technology or products. Our major R&D life cycle management projects include Gamunex IGIV for CIDP (new indication in neurology), Prolastin Alpha-1 MP (higher-yielding and purer successor product of Prolastin), and Prolastin Alpha-1 Aerosol (new device/formulation for the direct application of Prolastin to the lung). Our primary new product projects are related to plasma-derived and recombinant forms of Plasmin. The following table summarizes expenditures related to these major projects:

		Years Ended December 31,
	Combined Year Ended December 31, 2005			Three Months Ended March 31, 2008
		2006	2007
Gamunex IGIV CIDP	$7,300	$3,000	$1,100	$300
Prolastin Alpha-1MP	$12,500	$9,600	$6,500	$1,400
Prolastin Alpha-1 Aerosol	$2,000	$3,800	$5,700	$700
Plasmin	$6,300	$8,000	$8,700	$1,600

        We have completed the first of potentially two Phase III clinical trials for use of Gamunex IGIV in the treatment of CIDP. The Biologics License Application (BLA) has been submitted to the FDA. Both the FDA and Health Canada have indicated that their review could be completed in 2008. We have completed Phase III trials for Alpha-1 MP for congenital deficiency and plan to submit the BLA to the FDA in 2008. Plasma-derived Plasmin is in Phase I clinical trials. The risks and uncertainties associated with failing to complete development on schedule and the consequences to operations, financial position and liquidity if a project is not completed timely are not expected to be material. We may reallocate our spending between product life cycle development and new product development as opportunities are assessed. We are unable to estimate the nature, timing or costs to complete, if ever, of our projects due to the numerous risks and uncertainties associated with developing therapeutic protein products. These risks and uncertainties include those discussed in the "Risk Factors" of this prospectus and in the paragraphs above.

Income Taxes

        We record a valuation allowance, when appropriate, to reduce our deferred income tax assets to the amount that is more likely than not to be realized in accordance with FASB Statement of Financial Accounting Standards (SFAS) No. 109. In assessing the need for a valuation allowance, we consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with future taxable income, and ongoing prudent and feasible tax planning strategies. As a result of our analysis of all available evidence, which included ten consecutive quarters of cumulative pre-tax profits and our expectation that we can generate sustainable consolidated taxable income for the foreseeable future, we concluded that it was more likely than not that our deferred tax assets would be realized. The difference in our valuation allowance between December 31, 2007 and December 31, 2006 is primarily due to the reversal of the remaining valuation allowance of $55.8 million as a 2007 income tax benefit as well as the impact from the adoption of FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes-An Interpretation of Financial Accounting Standards Board (FASB) Statement No. 109," of $4.4 million.

        In the normal course of business, we are audited by federal, state and foreign tax authorities, and are periodically challenged regarding the amount of taxes due. These challenges typically relate to the timing and amount of deductions and the allocation of income among various tax jurisdictions. We believe that our tax positions comply with applicable tax laws. In evaluating the exposure associated with various tax filing positions, we may record reserves for uncertain tax positions, based upon the technical support for the positions, our past audit experience with similar situations, and potential interest and penalties related to the matters. We believe that any recorded reserves represent our best estimate of the amount, if any, that we will ultimately be required to pay to settle such matters. The Internal Revenue Service (IRS) is currently performing an audit of our 2005 consolidated federal income tax return.

        Income tax expense is provided on an interim basis based upon our estimate of the annual effective income tax rate, adjusted each quarter for discrete items. In determining the estimated annual effective income tax rate, we analyze various factors, including projections of our annual earnings and taxing jurisdictions in which the earnings will be generated, the impact of state and local income taxes, our ability to use tax credits and net operating loss carryforwards, and available tax planning alternatives.

        We adopted FIN No. 48 on January 1, 2007. FIN No. 48 prescribes a two-step process for the financial statement measurement and recognition of a tax position taken or expected to be taken in a tax return. The first step involves the determination of whether it is more likely than not (greater than 50% likelihood) that a tax position will be sustained upon examination, based on the technical merits of the position. The second step requires that any tax position that meets the more likely than not recognition threshold be measured and recognized in the financial statements at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. FIN No. 48 also provides guidance on the accounting for related interest and penalties, financial statement classification, and disclosure. The adoption of FIN No. 48 did not have a material impact on our consolidated financial statements. The cumulative effect of applying FIN No. 48 resulted in a decrease to retained earnings of approximately $0.7 million. At January 1, 2007 our unrecognized tax benefits totaled approximately $6.9 million primarily as a result of reserves that were established for certain tax credit positions.

        As of March 31, 2008, the total gross unrecognized tax benefits were approximately $7.6 million and of this total approximately $6.1 million is the amount that, if recognized, would reduce our effective income tax rate. We are currently under examination by the IRS for the year 2005. We do not believe that the outcome of this examination will have a material impact on our financial condition or results of operations. However, it is reasonably possible that within the next twelve months, we could resolve with the IRS some or all of the matters presently under consideration in the examination for 2005, primarily consisting of research and experimental credits and orphan drug credits, which may increase or decrease unrecognized tax benefits for all open tax years. Audit outcomes and the timing of audit settlements are subject to significant uncertainty.

        We have not provided for U.S. federal income and foreign withholding taxes on our non-U.S. subsidiaries' undistributed earnings of approximately $1.2 million in accordance with Accounting Principles Board Opinion No. 23, "Accounting for Income Taxes-Special Areas," as such earnings are intended to be reinvested outside of the United States indefinitely. It is not practical to estimate the amount of tax that might be payable if some or all of such earnings were to be remitted, and foreign tax credits would be available to reduce or eliminate the resulting U.S. income tax liability.

Share-Based Compensation

        We account for share-based compensation under the provisions of SFAS No. 123R, "Share-Based Payment." Under SFAS No. 123R, we are required to value share-based compensation at the grant date using a fair value model and recognize this value as expense over the employees' requisite service period, typically the period over which the share-based compensation vests.

        The following is a summary of equity awards granted on the dates presented:

Grant Date	Equity Award	Number of Options or Shares Granted	Exercise Price	Fair Value per Common Share
November 14, 2005	Stock options	1,219,756	$11.11	$10.80
December 6, 2006	Restricted stock	258,349	$—	$88.00
December 6, 2006	Unrestricted stock	45,000	$—	$88.00
December 6, 2006	Stock options	178,200	$88.00	$88.00
December 15, 2006	Stock options	2,821	$88.00	$88.00
February 13, 2007	Stock options	1,200	$88.00	$88.00
July 9, 2007	Stock options	56,525	$170.00	$170.00	(1)
July 25, 2007	Stock options	252,000	$170.00	$170.00
July 25, 2007	Restricted stock	93,300	$—	$170.00
August 10, 2007	Stock options	5,525	$170.00	$170.00	(1)
September 11, 2007	Stock options	1,072	$170.00	$170.00	(1)
October 4, 2007	Stock options	7,250	$170.00	$170.00	(1)
October 10, 2007	Stock options	1,072	$170.00	$170.00	(1)
October 29, 2007	Stock options	5,000	$170.00	$170.00	(1)
October 29, 2007	Restricted stock	2,000	$—	$170.00
April 1, 2008	Stock options	280,105	$88.00	$79.00
April 1, 2008	Restricted stock	2,300	$—	$79.00
April 21, 2008	Stock options	6,308	$79.00	$79.00
April 21, 2008	Restricted stock	3,040	$—	$79.00

(1)
Effective April 2008, the compensation committee of our board of directors amended the exercise price of these stock options, excluding forfeited options. See "Matters Affecting Comparability—Share-Based Compensation Awards" for details on the amendment of the exercise price.

        We determined the fair value per common share contemporaneously with each equity award.

        The fair value of our common stock on the grant date is a significant factor in determining the fair value of share-based compensation awards and the ultimate non-cash compensation cost that we will be required to record over the requisite service period. Given the absence of an active trading market for our common stock on the share-based award grant dates, our board of directors estimated the fair value of our common stock on the grant date using a number of factors.

        Given the absence of an active market for our common stock, our board of directors was required to estimate the fair value of our common stock at each grant date for purposes of determining stock-based compensation expense for the periods presented herein. In response to that requirement, our board of directors appointed members of the compensation committee to analyze our stock value and recommend common stock valuation estimates.

        The compensation committee considered numerous objective and subjective factors in determining the value of our common stock at each award of stock options or common stock grant date, including: (i) our stage of development, our efforts to become independent from Bayer, and revenue growth; (ii) the timing of the anticipated launch of new products and new indications; (iii) available market data, including observable market transactions, and valuations for comparable companies; (iv) the fact that our option grants involved illiquid securities in a private company; and (v) the likelihood of achieving a liquidity event for the shares of common stock underlying the options, such as an initial public offering or sale of our company, given prevailing market conditions at the date of grant.

        In making the assessment of common stock fair value on the date of each award, our compensation committee of our board of directors considered the guidance provided in American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. This assessment included a valuation of the company (or enterprise) at each grant date in support of equity compensation awards on or near those dates, as well as an evaluation of all information that was available at the time the grants occurred. The valuations were completed utilizing the market and/or an income approach and then the enterprise value was allocated using the "Probability-Weighted Expected Return Method" in order to value our common stock and our Board concluded that the common stock per share fair value at October 2005 was $10.80, at November 2006 was $88.00, at June 2007 was $170.00, and at April 2008 was $79.00. The valuation allocation method used provides different probability weights of various likely scenarios (distressed; remain private; private sale; IPO), and develops valuations by determining the present value of the future expected common stock value under each of these scenarios after probability weighting the present values arrived at under each scenario in order to estimate the fair value of the common stock. Key drivers in the value of the enterprise are the market multiples of other public companies as well as our historical and projected earnings. The probability weighing and our long range plan are also key drivers of changes in our common stock value.

        For our November 2005 option awards, the exercise price per share was set by our board of directors at $11.11 and deemed to be at or above the October 2005 contemporaneous common stock per share fair value of $10.80. For stock options granted and restricted shares awarded in December 2006, our board of directors determined our common stock per share fair value to be $88.00. The December 2006 stock option exercise price of $88.00 was deemed to be set at or above the common stock per share fair value. An additional option award in February 2007, as well as the setting of performance objectives in February 2007 related to our 2007 performance stock options, and were based on the same $88.00 common stock per share fair value as our board of directors concluded there had been no material change in our business to suggest a higher per share common stock value. The common stock issued in June 2007 as contingent consideration to IBR related to our November 2006 acquisition was accounted for based on a per share common stock value of $170.00 as determined by our board of directors. Additional grants of stock options and restricted share awards were made to employees during July 2007 through October 2007, with a fair value as determined by our board of directors of $170.00 per common share. Additional grants of stock options and restricted share awards in April 2008 as well as vesting of certain restricted share awards in March 2008 were based on a per share common stock value of $79.00 as of December 2007 as determined by our board of directors. The April 2008 stock option exercise prices were deemed to be set at or above the common stock per share fair value of $79.00, for which our board of directors concluded that there had been no material change in our business since December 2007 to suggest a higher per share common stock value. The reduction in the fair value per common share from October 2007 to December 2007, resulted from changes in our business due primarily to the timing anticipated to successfully establish our TPR plasma collection platform, significant incremental costs associated with the plasma platform development, and a material reduction in product sales due to plasma supply shortages. Effective April 2008, the compensation committee of our board of directors amended the exercise price of the stock options awarded with an exercise price of $170.00, except those issued to our CEO. See "Matters Affecting Comparability—Share-Based Compensation Awards" for details on the amendment of the exercise price.

        We estimate the fair value of stock options using a Black-Scholes pricing model, which requires the use of a number of assumptions related to the risk-free interest rate, average life of options (expected term), expected volatility, and dividend yield. There was no trading market for our common stock or stock options on the grant dates; therefore, our application of the Black-Scholes pricing model incorporated historical volatility measures of similar public companies in accordance with SAB No. 107, "Share-Based Payment." A forfeiture rate based upon historical attrition rates of award holders is used in estimating the granted awards not expected to vest. If actual forfeitures differ from the expected rate, we may be required to make additional adjustments to compensation expense in future periods. We do not intend to pay cash dividends to common stockholders in the future. We believe that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of our stock options on their grant dates. Estimates of the values of these grants are not intended to predict actual future events or the value ultimately realized by employees who receive such awards.

        The stock options that we granted to employees typically have service-based and performance-based components. Stock option grants to non-employee directors are service-based only. The service-based component of the stock options vests annually in equal amounts over the vesting period. The performance-based component of the stock options vests annually upon the achievement of corporate performance objectives which are established by our board of directors. We make assessments as to whether the performance conditions related to the performance-based stock options will be achieved. In accordance with SFAS No. 123R, we record compensation cost for awards with performance conditions based on the probable outcome of that performance condition, such that compensation cost is recorded if it is probable that the performance condition will be achieved and is not recorded if it is not probable that the performance condition will be achieved.

        If we had made different assumptions and estimates than those described above, the amount of our recognized and to be recognized stock-based compensation expense, net income and net income per share amounts could have been materially different. We believe that we have used reasonable methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, to determine the fair market value of our common stock.

        We are evaluating various alternative share-based compensation programs for the post-offering period.

Special Recognition Bonuses

        Effective October 1, 2006, the compensation committee of our board of directors approved the creation of our Special Recognition Bonus Plan, an unfunded, non-qualified retirement plan (as defined in the Internal Revenue Code of 1986, as amended) and an unfunded deferred compensation plan for purposes of the Employee Retirement Income Security Act of 1974 (ERISA), as a means of recognizing the performance of a group of employees, senior executives, and members of our board of directors. Awards that have been granted under this plan are designed to reward past performance and have been provided to these individuals in recognition of the extraordinary value realized by our company and our stockholders due to the efforts of such individuals since inception of our operating activities on April 1, 2005. These awards under this plan, totaling approximately $7.3 million, are to be paid in five installments to eligible participants. We made payments of approximately $2.5 million in October 2006 and $1.2 million in both March of 2007 and 2008. Subsequent installments of equal amounts of $1.2 million will be paid annually on March 15 of 2009 and 2010, adjusted for employee forfeitures. We record compensation cost over the vesting period consistent with the classification of each recipient's salary. Individuals eligible for awards under this plan must be employed by us at the time payments are made, or they forfeit any unpaid portion of their award, except in the case of death and disability. The board of directors may accelerate vesting and payments of any bonus compensation (as defined in the plan) upon a change of control (as defined in the plan) or in the case of death or disability. No similar bonus awards are currently contemplated. Upon the event of a change in control (as defined in the plan), each participant will receive a pro rata share of the bonus award for the performance period during which the change of control occurs (such amount to be determined by our compensation committee in its sole discretion), unless a succeeding corporation assumes the plan or establishes a substantially similar plan.

        Concurrent with our debt recapitalization in December 2006, the compensation committee of our board of directors approved a cash recognition award to certain employees, senior executives, and members of our board of directors. Awards that have been granted under this plan are designed to reward past performance and have been provided to these individuals in recognition of the extraordinary value realized by our company and our stockholders due to the efforts of such individuals since inception of our operating activities on April 1, 2005. Under the terms of the award, eligible participants were awarded cash awards aggregating $57.2 million, payable in four installments. The first installment of the cash award, totaling $34.2 million, was paid in December 2006 and the second installment of $7.4 million was paid in March 2008 out of the irrevocable trust described below. The remaining cash award will be paid in equal installments on March 31 of 2009 and 2010 from the irrevocable trust, adjusted for employee forfeitures. We funded an irrevocable trust for our remaining obligation under this award. The assets within the trust are segregated from our assets and are protected from our creditors. Any interest income earned on trust assets accrues for the benefit of the eligible participants. We bear all administrative expenses for maintenance of the trust. Individuals eligible for awards under this plan must be employed by us at the time payments are made, or they forfeit any unpaid portion of their award. We have recorded deferred compensation on our consolidated balance sheet, which we recognize as cost over the vesting period consistent with the classification of each recipient's salary. The board of directors may accelerate vesting and payments of any bonus compensation (as defined in the plan) upon a change of control (as defined in the plan) or in the case of death or disability. No similar cash recognition awards are currently contemplated.

        We refer to the two plans described above as special recognition bonuses throughout Management's Discussion and Analysis of Financial Results and Operations.

Accounts Receivable, net

        Accounts receivable, net, consists of amounts owed to us by our customers on credit sales with terms generally ranging from 30 to 90 days from date of invoice and are presented net of an allowance for doubtful accounts receivable in our consolidated balance sheets.

        We maintain an allowance for doubtful accounts receivable for estimated losses resulting from our inability to collect from customers. In extending credit, we assess our customers' creditworthiness by, among other factors, evaluating the customers' financial condition, credit history, and the amount involved, both initially and on an ongoing basis. Collateral is generally not required. In evaluating the adequacy of our allowance for doubtful accounts receivable, we primarily analyze accounts receivable balances, the percentage of accounts receivable by aging category, and historical bad debts. We also consider, among other things, customer concentrations and changes in customer payment terms or payment patterns.

        If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments or our ability to collect, an increase to the allowance may be required. Also, should actual collections of accounts receivable be different than our estimates included in determining the allowance, the allowance would be adjusted through charges or credits to SG&A in our consolidated income statements in the period in which such changes in collection become known. If conditions change in future periods, additional allowances or reversals may be required. Such allowances or reversals could be significant. While our credit losses have historically been within our expectations and the allowance established, we may not continue to experience the same credit loss rates that we have in the past. At March 31, 2008, our allowance for doubtful accounts receivable was $2.5 million.

Inventories

        Inventories consist primarily of raw material, work-in-process, and finished goods held for sale and are stated at the lower of cost or market, computed at actual cost on a first-in, first-out basis and market being determined as the lower of replacement cost or estimated net realizable value. We establish inventory reserves through inventory impairment provision charges to cost of goods sold when conditions indicate that the selling price could be less than cost. These inventory impairment provisions establish a lower cost basis for the inventory. For the three months ended March 31, 2008, our inventory impairment provisions, net of recoveries, totaled $20.8 million and our inventory reserves totaled $61.9 million as of March 31, 2008.

        Our raw materials, particularly plasma, is susceptible to damage and contamination and may contain active pathogens. Improper storage of plasma, by us or third-party suppliers, may require us to destroy some of our raw material, resulting in a charge to cost of goods sold. In the event that we determine that plasma was not collected in a cGMP compliant fashion or that the collection center is unable to obtain FDA licensure, we may be unable to use and may ultimately destroy plasma from that center, which would be recorded as a charge to cost of goods sold during the period the plasma is determined to be unrealizable. We have historically not experienced significant raw material write-offs, but with our vertical integration, we have experienced higher write-offs as we develop a more mature plasma collection platform.

        The manufacture of our plasma products is an extremely complex process of fractionation, purification, filling, and finishing. Although we attempt to maintain high standards for product testing, manufacturing, process controls, and quality assurance, our products can become non-releasable, or otherwise fail to meet our stringent specifications through a failure of one or more of these processes. Extensive testing is performed throughout the process to ensure the safety and effectiveness of our products. We may, however, detect instances in which an unreleased product was produced without adherence to our manufacturing procedures. Such an event of noncompliance would likely result in our determination that the product should not be released and therefore would be destroyed, resulting in a charge to cost of goods sold. While we expect to write off small amounts of work-in-process inventory in the ordinary course of business due to the complex nature of plasma, our processes, and our products, unanticipated events may lead to write-offs and other costs materially in excess of our expectations. Such write-offs and other costs could cause material fluctuations in our profitability.

        Once we have manufactured our plasma-derived products, they must be handled carefully and kept at appropriate temperatures. Our failure, or the failure of third parties that supply, ship, or distribute our products, to properly care for our products may require those products be destroyed, resulting in a charge to cost of goods sold. Our finished goods are also subject to physical deterioration, obsolescence, reductions in estimated future demand, and reductions in selling prices. We generally record an inventory impairment provision for finished goods inventory six months prior to its expiry date when we do not reasonably expect to sell the product prior to expiration.

Pre-Approval Plasma Inventories

        Licensed centers are those plasma collection centers that have received all regulatory approvals from the FDA for plasma to be used in our products. These centers are currently procuring plasma from donors that can be used in our manufacturing processes. Opened but unlicensed centers are those plasma collection centers that are currently procuring plasma from donors and are pending regulatory approval in order for the plasma to be used in our products. Undeveloped centers are those centers that are in an earlier stage of development and have not begun to procure plasma.

        Plasma procured from licensed centers is initially recorded as raw material and is subsequently released to work-in-process and finished goods, based upon the stage in the manufacturing process. Our accounting for plasma that has been procured at opened but unlicensed centers, which we refer to as unlicensed plasma, requires us to make judgments regarding the regulatory approval and licensure of the unlicensed collection centers, which is required before we can use the plasma within our manufacturing processes. Our accounting for unlicensed plasma also requires us to make judgments regarding the ultimate net realizable value of the inventories. This assessment is based upon an analysis of various factors, including the remaining shelf life of the inventories, current and expected market conditions, amount of inventories on hand, and our ability to obtain the requisite regulatory approvals. As a result of periodic assessments, we could be required to expense previously capitalized inventories through cost of goods sold upon an unfavorable change in such judgments.

        We capitalize the cost of unlicensed plasma when, based on our judgment, future economic benefit is probable. While unlicensed plasma cannot be sold to third parties or used in our manufacturing processes to make finished product until all regulatory approvals have been obtained, we have determined that it is probable that our plasma inventories are realizable. As part of the FDA licensing process for plasma collection centers, we are initially permitted to collect plasma utilizing the procedures and Quality Systems implemented and approved under our existing Biologics License Application (BLA) until such time as the FDA inspectors have conducted a pre-license inspection of the site and approved the site for inclusion in the BLA. At the conclusion of this process, we are permitted to sell or utilize previously collected plasma in the manufacturing of final product. We believe that our cumulative knowledge of the industry, standard industry practices, experience working with the FDA, established Quality Systems, and consistency with achieving licensure support our capitalization of unlicensed plasma. Total unlicensed plasma and related testing costs included in our raw material inventories was $15.6 million at March 31, 2008.

Recent Accounting Pronouncements Applicable to Our Company

        In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements for non-governmental entities that are presented in conformity with accounting principles generally accepted in the United States of America. SFAS No. 162 will be effective 60 days after the Securities and Exchange Commission approves the Public Company Accounting Oversight Board's amendments to AU Section 411. We do not anticipate the adoption of SFAS No. 162 will have an impact on our consolidated financial statements.

        In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133." SFAS No. 161 requires enhanced disclosures regarding an entity's derivative and hedging activities. These enhanced disclosures include information regarding how and why an entity uses derivative instruments; how derivative instruments and related hedge items are accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its related interpretations; and how derivative instruments and related hedge items affect an entity's financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We are currently evaluating the requirements of SFAS No. 161 and have not yet determined the impact of SFAS No. 161 on our consolidated financial statements.

        In December 2007, the FASB issued SFAS No. 141R, "Business Combinations." This new standard represents the outcome of the FASB's joint project with the International Accounting Standards Board and is intended to improve, simplify, and converge internationally the accounting for business combinations in consolidated financial statements.

        SFAS No. 141R replaces SFAS No. 141; however, it retains the fundamental requirements of the former standard that the acquisition method of accounting (previously referred to as the purchase method) be used for all business combinations and for an acquirer to be identified for each business. SFAS No. 141R defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS No. 141R requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We are currently evaluating the requirements of SFAS No. 141R. We do not believe that SFAS No. 141R will have a material impact on our consolidated financial statements.

        In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51," which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. SFAS No. 160 will not have a material impact on our consolidated financial statements based on our current ownership interests.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," providing enhanced guidance on the use of fair value to measure assets and liabilities. SFAS No. 157 also provides for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard does not expand the use of fair value, but applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We adopted SFAS No. 157 on January 1, 2008. The adoption of SFAS No. 157 had no impact on our consolidated financial statements.

        In February 2008, the FASB issued FASB Staff Position No. 157-2, "Effective Date of FASB Statement No. 157" (FSP No. 157-2), to partially defer SFAS No. 157. FSP No. 157-2 defers the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008. We are currently evaluating the impact of adopting the provisions of FSP No. 157-2.

Matters Affecting Comparability

        We believe that the comparability of our financial results between the periods presented is significantly impacted by the following items:

Acquisition of Bayer Plasma Net Assets and Related Purchase Accounting

        We acquired certain net assets of Bayer Plasma on March 31, 2005. We allocated the purchase price to the net assets acquired based upon their estimated fair values at the date of the acquisition. This allocation resulted in a net upward non-cash adjustment of $45.3 million to the historical cost basis of inventories acquired, which we reflected as cost of goods sold as the related inventories were sold to unaffiliated third parties. As Successor, the non-cash impact to our cost of goods sold for the release of the opening balance sheet adjustment related to inventories was an increase of $45.5 million for the nine months ended December 31, 2005. Minimal non-cash charges were recorded in subsequent Successor periods.

        In connection with our application of purchase accounting for the Bayer Plasma net assets, we recorded property, plant, equipment, and all other intangible assets at zero value because of negative goodwill discussed in the following paragraph. This resulted in significantly lower depreciation and amortization expense in Successor periods as compared to Predecessor periods. As Successor, our results of operations include depreciation and amortization expense of $1.4 million for the nine months ended December 31, 2005, $5.0 million and $10.7 million for the years ended December 31, 2006 and 2007, respectively, and $2.0 million and $3.8 million for the three months ended March 31, 2007 and 2008, respectively. As Predecessor, we recorded depreciation and amortization expense of $8.0 million for the three months ended March 31, 2005. Depreciation and amortization expense for all periods presented is recorded primarily within cost of goods sold.

        As Successor, our application of purchase accounting at March 31, 2005 and during the nine months ended December 31, 2005 resulted in an extraordinary gain of $252.3 million as the net fair value of the Bayer Plasma net assets acquired was higher than the purchase price, including working capital adjustments, resulting in unallocated negative goodwill. The Predecessor was not a core business for Bayer, and was not part of Bayer's long-term strategic plans. Our evaluation of the Bayer Plasma business concluded that significant resources would be required to create a standalone entity and to grow the business. In addition, a substantial investment would be required in order to maintain and expand manufacturing capacities as well as fund R&D initiatives. The Predecessor business had also experienced relatively low margins due to excess supply of plasma-derived products and significant provision for inventory impairment as a result of cGMP issues. Consequently, we purchased the Bayer Plasma net assets at a discount to their historical carrying values, and net fair value.

        During the nine months ended December 31, 2005, we recognized an extraordinary gain related to the settlement of contingent consideration due to Bayer when we repurchased 80% of Bayer's one share of Junior Preferred Stock at a discount to its carrying value, resulting in an extraordinary gain of $13.2 million. During the first quarter of 2006, we repurchased the remaining 20% of Bayer's one share of Junior Preferred Stock at a discount to its carrying value, resulting in an extraordinary gain of $3.3 million during the year ended December 31, 2006.

Distribution and Transition Services Agreements with Bayer Affiliates

        We entered into a number of international distribution and transition services agreements with Bayer affiliates under which these affiliates provided us with distribution and other services for various periods of time in a number of geographic locations outside of the United States. Under the terms of certain of these agreements, we agreed to reimburse the Bayer affiliates for their SG&A. We recorded $16.9 million for the nine months ended December 31, 2005, $17.0 million and $0.9 million for the years ended December 31, 2006 and 2007, respectively, and $1.0 million for the three months ended March 31, 2007, as a reduction of net revenue related to such reimbursements. No amounts were paid to Bayer during the three months ended March 31, 2008 as we have substantially completed the establishment of our own distribution channels or contracted with third parties for these services. During the three months ended March 31, 2008, we reimbursed SG&A of approximately $0.4 million to other non-Bayer international distributors. As Predecessor, similar costs were appropriately recorded as SG&A.

        Under the terms of certain international distribution agreements with Bayer affiliates, we were obligated to repurchase inventories from Bayer affiliates upon termination of such agreements, if Bayer so elected. As a result, under U.S. GAAP, we deferred revenue recognition for sales under such distribution agreements until the inventories were sold to unaffiliated third parties. We deferred margin related to sales to these Bayer affiliates of $10.6 million at December 31, 2006 and $0.8 million at both December 31, 2007 and March 31, 2008. We have terminated the international distribution agreements that we previously had with Bayer affiliates as we have established our own distribution channels or contracted with third parties for these services.

        During April 2006, we launched operations in Canada to support our Canadian sales and marketing activities, which resulted in the termination of certain services that Bayer affiliates provided under various transition services and distribution agreements. Under the terms of certain of these agreements, we previously reimbursed Bayer affiliates for their SG&A, which we recorded as a reduction of net revenue. In periods subsequent to the termination of these agreements, we incur similar costs internally, which we record as SG&A. The terms of the distribution agreements that we had with Bayer affiliates also granted Bayer a right of return in certain circumstances, and therefore, we deferred revenue recognition for sales until such time as the inventories were sold to unaffiliated third parties. Under our current Canadian distribution model, we sell product directly to patients and do not grant a right of return. Thus, in periods subsequent to April 2006, we no longer defer revenue recognition for sales in the Canadian marketplace. The establishment of our operations in Canada benefited our gross profit by $4.8 million and $7.6 million for the years ended December 31, 2006 and 2007, respectively, and $2.2 million and $2.0 million for the three months ended March 31, 2007 and 2008, respectively.

        During December 2006, we launched operations in Germany to support our European sales and marketing activities, which resulted in the termination or scope reduction of certain services that Bayer affiliates previously provided under various transition services and distribution agreements. Under the terms of these agreements, we previously reimbursed Bayer affiliates for their SG&A, which we recorded as a reduction of net revenue. In periods subsequent to the termination of these agreements, we incur similar costs internally, which we record as SG&A. The terms of the distribution agreements that we had with Bayer affiliates also granted Bayer a right of return in certain circumstances, and therefore, we deferred revenue recognition until such time as the inventories were sold to unaffiliated third parties. We replaced these distribution agreements primarily with distribution agreements that do not grant a right of return with unaffiliated third parties, resulting in lower deferred revenue subsequent to December 2006. The establishment of our operations in Germany benefited our gross profit by $9.7 million for the year ended December 31, 2007, and $2.5 million and $2.3 million for the three months ended March 31, 2007 and 2008, respectively.

        During the year ended December 31, 2006 and nine months ended December 31, 2005, we provided Bayer with services related to operations such as collections, facilities use, quality, regulatory affairs, and sales and marketing. This agreement expired on December 31, 2006. Fees for these services totaled $1.2 million for the nine months ended September 30, 2006 and the year ended December 31, 2006, and $7.1 million for the nine months ended December 31, 2005, and have been included in other revenue.

Transition-Related Activities

        As Successor, we incurred costs associated with the development of our internal capabilities to operate as a standalone company apart from Bayer, which we refer to as transition and other non-recurring costs. These costs related primarily to consulting services associated with the development of an internal infrastructure to assume international sales and marketing, customer service, contract administration and government price reporting, human resources, finance, information technology, regulatory, and compliance functions. We incurred transition and other non-recurring costs of $12.8 million for the nine months ended December 31, 2005, $73.2 million and $15.3 million for the years ended December 31, 2006 and 2007, respectively, and $2.7 million for the three months ended March 31, 2007, which are primarily recorded within SG&A and R&D, depending on the nature of the service provided. No amounts were recorded for the three months ended March 31, 2008 as we have completed our transition from Bayer.

Management Fee

        In connection with our formation transaction, we entered into a Management Agreement, as amended, with Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures. Under the terms of this agreement, we are charged a management fee equal to 0.5% of net sales for advisory services related to a number of topics, including strategy, acquisition, financing and operational matters. In Successor periods, we incurred management fees related to this agreement totaling $3.4 million for the nine months ended December 31, 2005, $5.6 million and $6.1 million for the years ended December 31, 2006 and 2007, respectively, and $1.5 million for both the three months ended March 31, 2007 and 2008, which are included in SG&A. These costs are non-recurring and will be eliminated upon termination of the Management Agreement, as amended, which will occur upon completion of this offering. As a result of the completion of this offering and the termination of the Management Agreement, as amended, we will be required to pay Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures a termination fee which will be expensed and calculated as the sum of (a) five times the management fee payable in respect to our four most recently completed fiscal quarters, plus (b) all reasonable out-of-pocket costs and expenses incurred in connection with our offering. If the Management Agreement, as amended, had terminated on March 31, 2008, the calculated termination fee would be approximately $30.8 million, which we would pay from the net proceeds from this offering and recognize as SG&A expense.

Share-Based Compensation Awards

        As Predecessor, we did not grant share-based compensation awards.

        As Successor, we have granted options, restricted share awards and unrestricted share awards of our common stock to certain officers, employees, and members of our board of directors, pursuant to the Talecris Biotherapeutics Holdings Corp. 2005 Stock Option and Incentive Plan (Stock Option Plan), as amended, and the 2006 Restricted Stock Plan. The 2006 restricted and unrestricted share awards were granted in lieu of cash as part of our Special Recognition Bonuses discussed below. The following tables summarize expenses associated with our share-based compensation programs:

		Years Ended December 31,		Three Months Ended March 31,
	Nine Months Ended December 31, 2005
Stock Options		2006	2007	2007	2008
SG&A	$1,239	$1,894	$12,103	$1,352	$4,751
R&D	84	194	860	123	259

Total operating expenses	1,323	2,088	12,963	1,475	5,010
Cost of goods sold	—	156	948	83	308

Total expense	$1,323	$2,244	$13,911	$1,558	$5,318

Stock options outstanding at end of period	1,219,756	1,306,803	1,616,543	1,303,258	1,524,786

	Years Ended December 31,		Three Months Ended March 31,
Restricted and Unrestricted Share Awards	2006	2007	2007	2008
SG&A	$4,350	$6,509	$1,171	$2,323
R&D	45	536	134	134

Total operating expenses	4,395	7,045	1,305	2,457
Cost of goods sold	—	285	—	122

Total expense	$4,395	$7,330	$1,305	$2,579

Restricted and unrestricted share awards outstanding at end of period	303,349	396,375	302,205	353,704

        The stock options we granted to employees typically have service-based and performance-based components. Stock options granted to non-employee directors are service-based only. The service-based component of the stock options vests annually in equal amounts over the vesting period. The performance-based component of the stock options vests annually upon the achievement of corporate performance objectives which are established by our board of directors. We make assessments as to whether the performance conditions related to the performance-based stock options will be achieved and recognize compensation cost based upon this probability assessment.

        In accordance with SFAS No. 123R, we initially value share-based compensation at the stock option grant date using a fair value model and subsequently recognize this amount as expense over the employees' requisite service periods. Under SFAS No. 123R, we are required to calculate the fair value of the performance-based component whenever our board of directors approves or modifies the factors that influence the vesting of the performance-based component (e.g., approve annual corporate performance objectives).

        The following actions by the compensation committee of our board of directors have impacted the comparability of our equity compensation expense throughout the periods presented:

  •
  During the first quarter of 2007, the compensation committee approved the 2007 corporate objectives related to the performance-based component of our Stock Option Plan for those options scheduled to vest on April 1, 2008.

  •
  During the third quarter of 2007, the compensation committee established and approved the 2008 and 2009 corporate objectives related to the performance-based component of our Stock Option Plan for those options scheduled to vest on April 1 of 2009 and 2010.

  •
  During the third quarter of 2007, the compensation committee approved an amendment to option awards granted under our Stock Option Plan in which the percentage of options vesting based on service was changed from 35% to 65% and the percentage of options that vest based on performance was changed from 65% to 35% for options scheduled to vest on April 1 of 2009 and 2010.

  •
  In July 2007, we amended and restated the employment agreement of our Chairman and Chief Executive Officer effective as of April 1, 2007, pursuant to which our Chairman and Chief Executive Officer was granted 252,000 stock options and 93,300 shares of restricted stock.

  •
  In March 2008, the compensation committee revised the 2008 corporate objectives related to the performance-based component of our stock option plan for those options scheduled to vest on April 1, 2009.

Additional information regarding other stock option and restricted share grants is included in the section above titled, "—Critical Accounting Policies and Estimates."

        Subsequent to March 31, 2008, our compensation committee of our board of directors approved the following actions:

  •
  In April 2008, the compensation committee of our board of directors granted 286,413 stock options and 5,340 restricted shares of our common stock to certain employees and members of our board of directors. The aggregate grant date fair value of the stock options was approximately $9.4 million and the aggregate grant date fair value of the restricted shares of our common stock was $0.4 million, which we expect to recognize as compensation cost over the vesting period, which approximates two years for the options and one year for the restricted stock.

  •
  In April 2008, the compensation committee of our board of directors amended the exercise price of 71,300 outstanding stock options held by employees from $170.00 per share to $88.00 per share and of 2,144 outstanding stock options held by members of our board of directors from $170.00 per share to $79.00 per share.

        At March 31, 2008, the remaining estimated unrecognized compensation cost related to unvested stock options expected to vest was approximately $41.2 million, which we expect to recognize over a weighted average period of approximately 2.38 years, and the remaining estimated unrecognized compensation cost related to our restricted stock awards was approximately $25.4 million, which we expect to recognize over a weighted average period of approximately 2.40 years. The amount of share-based compensation expense that we will ultimately be required to record could change in the future as a result of additional grants, higher or lower than anticipated forfeitures, changes in the fair value of shares for performance-based options, the probability of achieving targets established for performance share vesting, and other actions by our compensation committee of our board of directors (e.g., establishment of future period's corporate performance objectives).

        Under the terms of the July 2007 employment agreement with our Chairman and Chief Executive Officer, if the executive holds the position of Chairman and Chief Executive Officer at the time of our initial offering of common stock to the public, our compensation committee will grant the Chairman and Chief Executive Officer options equal to 1% (one percent) of the then fully diluted outstanding shares prior to such public offering at an exercise price equal to the initial public offering price, effective immediately prior to the initial public offering of such common stock. We anticipate that we will issue approximately 130,000 stock options to our Chairman and Chief Executive Officer pursuant to this employment agreement, which will result in approximately $       million of SG&A to be recognized over approximately four years.

Special Recognition Bonuses

        In October 2006, the compensation committee of our board of directors approved our Special Recognition Bonus program which granted awards totaling $7.3 million to eligible employee and Board of Director stockholders related to the $73.2 million dividend declared in December 2005, payable in five installments, which we will fund through operations. In December 2006, the compensation committee of our board of directors approved a cash recognition award of $57.2 million to eligible employee and Board of Director stockholders, payable in four installments, concurrent with a cash dividend of $760.0 million paid to Talecris Holdings, LLC, our principal stockholder. Both the cash recognition award and the dividend to Talecris Holdings, LLC, were funded by our December 6, 2006 debt recapitalization transaction. Additional information regarding the Special Recognition Bonus and cash recognition award are included in the section above titled, "—Critical Accounting Policies and Estimates—Special Recognition Bonuses." The following table summarizes expenses associated with these bonuses:

	Years Ended December 31,		Three Months Ended March 31,
	2006	2007	2007	2008
SG&A	$29,849	$6,431	$2,007	$1,366
R&D	3,395	796	229	187

Total operating expenses	33,244	7,227	2,236	1,553
Cost of goods sold	4,647	940	—	192

Total expense	$37,891	$8,167	$2,236	$1,745

        During the year ended December 31, 2006, we made combined special recognition bonus payments totaling $36.7 million under the October 2006 and December 2006 awards and during March 2007 and March 2008, we made payments totaling $1.2 million under the October 2006 award. At March 31, 2008, the remaining unrecognized compensation cost associated with these bonuses was $12.6 million, which we expect to recognize over approximately two years. We initially funded an irrevocable trust for $23.0 million related to December 2006 award which has been and will continue to be used to fund the annual payments under this award through 2010. No similar cash recognition awards are currently contemplated.

Capital Structure

        As Predecessor, we did not maintain an independent capital structure apart from Bayer, and Bayer did not allocate the cost of capital to us. Therefore, our results of operations during the Predecessor periods do not reflect interest charges. As Predecessor, we participated in Bayer's centralized cash management system and our cash funding requirements were met by Bayer. We recorded our net cash funding from Bayer as parent's net investment. Intercompany debt accounts were not established by us or by Bayer. Because of the inherent difficulty in distinguishing the elements of the Predecessor's capital structure between capital and debt and because of the inherent limitations in determining what the capital structure of the Predecessor might have been had we been a stand-alone public company for the periods presented, we can not reasonably determine the amount of interest cost that might have been incurred by the Predecessor. The net decrease in the parent's net investment was $31.8 million for the three months ended March 31, 2005.

        As Successor, we established an independent capital structure upon our formation on March 31, 2005, which consisted of a $400.0 million five-year asset-based credit facility, $27.8 million of 12% Second Lien Notes, and $90.0 million of 14% Junior Secured Convertible Notes. On March 30, 2006, we entered into the Fourth Amendment to our $400.0 million asset-based credit facility, which provided for an additional $40.0 million term loan.

        On December 6, 2006, we completed a debt recapitalization transaction in which we repaid and retired all outstanding principal and interest amounts owed under our then existing $440.0 million asset-

based credit facility, as amended, with new facilities aggregating $1.355 billion in total borrowing availability. In connection with the recapitalization, we also repaid and retired all outstanding principal and interest amounts owed to Cerberus and Ampersand under our then existing 12% Second Lien Notes. Further, on December 6, 2006, we paid accrued interest of $23.4 million owed to Talecris Holdings, LLC under the terms of our then outstanding 14% Junior Secured Convertible Notes and, at the election of Talecris Holdings, LLC, converted them into 900,000 shares of Redeemable Series A Senior Convertible Preferred Stock (series A preferred stock). As a result of the recapitalization transaction, our interest expense has significantly increased in periods subsequent to December 6, 2006.

Gamunex IGIV Production Incident

        In March 2005, prior to our formation transaction, a production incident occurred at our Clayton, North Carolina facility, that resulted in a write-off of Gamunex IGIV which had elevated levels of IgM antibodies. As Predecessor, we recorded $11.5 million as a charge to cost of goods sold during the three months ended March 31, 2005 for quantities of Gamunex IGIV that were processed prior to our overall formation as Talecris. As Successor, we recorded a charge of $11.5 million to cost of goods sold for the nine months ended December 31, 2005 related to the same production incident for quantities of Gamunex IGIV which were processed post-acquisition. As Successor, in March 2007, we reached an agreement with Bayer under which we recovered $9.0 million related to this production incident which we recorded as a reduction of cost of goods sold in the first quarter of 2007. This settlement favorably impacted our gross margin by 298 basis points for the three months ended March 31, 2007 and 74 basis points for the year ended December 31, 2007.

Vertical Integration of Plasma Collection

        In September 2006, we formed TPR to create a platform for the partial vertical integration of our plasma supply chain. In November 2006, we acquired plasma collection centers in various stages of development from IBR as the first step of our plasma supply chain vertical integration plans and in June 2007, we acquired three additional plasma collection centers to further enhance our plasma collection platform. Our financial position, results of operations, and cash flows reflect the acquired IBR plasma collection centers from the date of acquisition and the results of TPR from the date of formation.

        Our cost of goods sold reflects $0.4 million and $70.1 million for the years ended December 31, 2006 and 2007, respectively, and $11.1 million and $24.8 million for the three months ended March 31, 2007 and 2008, respectively, related to the unabsorbed TPR infrastructure and start-up costs associated with the development of our plasma collection center platform. Until our plasma collection centers reach normal operating capacity, we charge unabsorbed overhead costs directly to cost of goods sold.

Litigation Settlement

        We were a co-plaintiff along with Bayer Healthcare (Bayer) in patent litigation in the United States District Court for the District of Delaware against Baxter International Inc. and Baxter Healthcare Corporation (collectively, Baxter). In this case, filed in 2005, we, as exclusive licensee of Bayer's U.S. Patent No. 6,686,191 (the '191 patent), alleged that Baxter by its manufacture and importation of its liquid IGIV product, Gammagard Liquid, had infringed the '191 patent. We entered into a Settlement Agreement with Baxter on August 10, 2007. Under the terms of the settlement (i) Baxter paid us $11.0 million, (ii) Baxter will pay us for a period of four years from the settlement date an amount comprising 1.2% of Baxter's net sales in the United States of Gammagard Liquid and any other product sold by Baxter or an affiliate in the United States under a different brand name that is a liquid intravenous immunoglobulin, (iii) Baxter provided approximately 2,000 kilograms of Fraction IV-I paste with specifications as per the settlement agreement (fair value of $1.8 million determined by reference to similar raw material purchases we have made in the past as well as current market conditions), and (iv) we will grant Baxter certain sublicense rights in the '191 patent and its foreign counterparts.

        We incurred legal fees of approximately $11.0 million related to this litigation, which we recorded within SG&A, of which $0.1 million, $5.2 million, $5.7 million, and $2.3 million were incurred and recorded during the nine months ended December 31, 2005, the year ended December 31, 2006, the year ended December 31, 2007, and the three months ended March 31, 2007, respectively. During the year ended December 31, 2007, we recorded $12.8 million related to the settlement as other non-operating income in our Consolidated Statements of Income. During both the year ended December 31, 2007 and the three months ended March 31, 2008, we recorded fees from Baxter of $1.7 million within other revenue.

Income Taxes

        We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized in accordance with SFAS No. 109. In assessing the need for a valuation allowance, we consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income, and ongoing prudent and feasible tax planning strategies. As a result of our analysis, during the third quarter of 2007 we concluded that it was more likely than not that our deferred tax assets would be realized. The release of the valuation allowance related to our deferred tax assets resulted in a $48.2 million non-cash tax benefit during the year ended December 31, 2007.

Unplanned Plant Maintenance

        During November 2007, we shut down portions of our Clayton, North Carolina facility for approximately two weeks consistent with our cGMP operating practices for unplanned maintenance. As a result of the unplanned maintenance, we recorded a charge to cost of goods sold of $10.0 million during the year ended December 31, 2007, primarily related to unabsorbed production costs, which would have otherwise been capitalized to inventories.

Customer Dispute Settlement

        We settled a dispute with a customer in September 2007 regarding intermediate manufactured material. We recorded a charge to cost of goods sold of $7.9 million during the year ended December 31, 2007 for inventory impairment related to this material. We conducted a thorough investigation of the incident that initiated the customer dispute using internal and external resources and concluded that the incident had no adverse impact on product quality, safety, and efficacy. We reported these matters to the FDA, Health Canada, and European regulatory authorities. Following discussions with the FDA and Health Canada, we concluded that no market withdrawal was necessary and continued to distribute product in the United States and Canada. The European regulatory authorities released our Prolastin A1PI, but have not released specific lots of other products held in Europe with a value approximating $2.6 million. While we have petitioned the FDA for approval to return this European product not released in Europe to the U.S. for sale, the FDA has recently objected to our importation of this product to the U.S. Consequently, we recorded additional inventory impairment provision of approximately $2.6 million during the second quarter of 2008. As a result of this customer dispute settlement, we increased production of PPF powder and experienced a change in product sales mix from albumin to PPF powder during 2008.

Plasma Center cGMP Issue

        During the first quarter of 2008, we incurred a charge to cost of goods sold of $16.3 million. This charge arose as a result of collusion by several employees at one of our plasma collection centers to conceal deviations from our standard operating procedures and current Good Manufacturing Practices. Subsequent to March 31, 2008, we incurred an additional $4.3 million charge to cost of goods sold related to this issue. We anticipate no additional charges related to this matter.

Results of Operations

        The following discussion and analysis of our results of operations includes certain references to our financial results on a "combined" basis. The combined results of operations for the year ended December 31, 2005 were prepared by adding our results as Successor for the period from when we commenced operations on March 31, 2005 with the Predecessor results for the three months ended March 31, 2005. The results of the two periods combined are not necessarily comparable due to changes in the basis of accounting resulting from the impact of our formational activities. Differences in the basis of accounting are more fully discussed in the sections titled "—Basis of Presentation," and "—Matters Affecting Comparability."

        The presentation of our combined results of operations for the year ended December 31, 2005 is considered to be "non-GAAP" under SEC rules. We believe that the combined basis presentation provides useful supplemental information in comparing Predecessor and Successor trends and operating results. The combined results of operations for the year ended December 31, 2005 are not necessarily indicative of what our results of operations may have been had our formational transaction been consummated earlier, nor should they be construed as being a representation of our future results of operations.

        We have included Successor and Predecessor results of operations in the following table:

				Successor
	Predecessor	Successor	Combined
				Years Ended December 31,		Three Months Ended March 31,
	Three Months Ended March 31, 2005	Nine Months Ended December 31, 2005
			Year Ended December 31, 2005
				2006	2007	2007	2008
Net revenue:
Product net revenue	$245,500	$654,939	$900,439	$1,114,489	$1,196,686	$296,894	$296,669
Other	—	13,039	13,039	14,230	21,823	5,545	8,534

Total net revenue	245,500	667,978	913,478	1,128,719	1,218,509	302,439	305,203
Cost of goods sold	209,700	561,111	770,811	684,750	788,152	181,793	206,720

Gross profit	35,800	106,867	142,667	443,969	430,357	120,646	98,483
Operating expenses:
SG&A	27,500	89,205	116,705	241,448	189,387	42,638	44,504
R&D	14,800	37,149	51,949	66,801	61,336	13,876	13,103

Total operating expenses	42,300	126,354	168,654	308,249	250,723	56,514	57,607

Income (loss) from operations	(6,500)	(19,487)	(25,987)	135,720	179,634	64,132	40,876
Other income (expense):
Equity in earnings of affiliate	—	197	197	684	436	171	87
Litigation settlement	—	—	—	—	12,937	—	90
Interest expense, net	—	(21,224)	(21,224)	(40,867)	(110,236)	(27,952)	(24,763)
Loss on extinguishment of debt	—	—	—	(8,924)	—	—	—

Total other expense, net	—	(21,027)	(21,027)	(49,107)	(96,863)	(27,781)	(24,586)

Income (loss) before income taxes and extraordinary items	(6,500)	(40,514)	(47,014)	86,613	82,771	36,351	16,290
(Provision) benefit for income taxes	(5,100)	(2,251)	(7,351)	(2,222)	40,794	(2,055)	(6,725)

Income (loss) before extraordinary items	(11,600)	(42,765)	(54,365)	84,391	123,565	34,296	9,565
Extraordinary items:
Gain (loss) from unallocated negative goodwill	—	252,303	252,303	(306)	—	—	—
Gain from settlement of contingent consideration due Bayer	—	13,200	13,200	3,300	—	—	—

Total extraordinary items	—	265,503	265,503	2,994	—	—	—

Net income (loss)	$(11,600)	$222,738	$211,138	$87,385	$123,565	$34,296	$9,565

Primary Revenue and Expense Components

        The following is a description of the primary components of our revenue and expenses:

  •
  Product net revenue—Our product revenue is presented net of allowances for estimated discounts, rebates, administrative fees, chargebacks and sales allowances. During Successor periods, our product revenue is also presented net of SG&A that we agreed to reimburse Bayer affiliates and other distributors under certain distribution agreements outside of the United States.

  •
  Cost of goods sold—Our cost of goods sold includes material costs for the products we sell, which primarily consists of plasma and other costs associated with the manufacturing process, such as personnel costs, utilities, consumables, and overhead. In addition, our cost of goods sold includes royalty and licensing expenses for licensed technologies, packaging costs and distribution expenses. The most significant component of our cost of goods sold is plasma, which is the common raw material for our primary products, and represents approximately half of our cost of goods sold for the periods presented. Due to our long manufacturing cycle times, which range from 100 days to in excess of 400 days, the cost of plasma is not expensed through cost of goods sold until a significant period of time subsequent to its acquisition. Specialty plasmas, due to their nature, can often have cycle times in excess of one year.

  •
  Gross profit—Our gross profit is impacted by the volume, pricing and mix of product net revenue, including the geographic location of sales, as well as the related cost of goods sold. Our profitability is significantly impacted by the efficiency of our utilization of plasma including, but not limited to, the production yields we obtain, the product reject rates that we experience, and the product through-put that we achieve.

  •
  SG&A—Our SG&A consists primarily of salaries and related employee benefit costs for personnel in executive, sales and marketing, finance, information technology, human resources, and other administrative functions, as well as fees for professional services, facilities costs, and other general and administrative costs.

  •
  R&D—Our R&D includes the costs directly attributable to the conduct of research and development programs for new products and life cycle management. Such costs include salaries and related employee benefit costs; materials (including the material required for clinical trials); supplies; depreciation on and maintenance of R&D equipment; various services provided by outside contractors related to clinical development, trials and regulatory services; and the allocable portion of facility costs such as rent, depreciation, utilities, insurance and general support services. R&D expenses are influenced by the number and timing of in-process projects and labor hours and other costs associated with these projects.

  •
  Interest expense, net—As Successor, our interest expense, net, consists of interest expense incurred on outstanding debt and amortization of debt issuance costs, offset by interest income, capitalized interest associated with the construction of plant and equipment, and derivative income associated with changes in the fair value of derivatives not designated as hedges and the ineffective portion of cash flow hedges. The amount of interest expense that we incur is predominantly driven by our outstanding debt levels and associated interest rates. As Predecessor, we did not have an independent capital structure apart from Bayer, and we were not allocated interest costs from Bayer.

  •
  Income tax (expense) benefit—Our income tax (expense) benefit includes United States federal, state, local and foreign income taxes, and is based on reported pre-tax income.

        In the following subsections, we have included discussion and analysis of our results of operations. We have described the significant items impacting the comparability of our results of operations in the sections titled "—Matters Affecting Comparability," and "—Basis of Presentation." Therefore, we have not repeated discussion of these items in their entirety below.

Successor Three Months Ended March 31, 2008 as Compared to Successor Three Months Ended March 31, 2007

        The following table contains information regarding our results of operations for the three months ended March 31, 2008 as compared to the three months ended March 31, 2007:

	Three Months Ended March 31,		Percent of Total Net Revenue
	2008	2007	2008	2007
Net revenue:
Product net revenue	$296,669	$296,894	97.2%	98.2%
Other	8,534	5,545	2.8%	1.8%

Total net revenue	305,203	302,439	100.0%	100.0%
Cost of goods sold	206,720	181,793	67.7%	60.1%

Gross profit	98,483	120,646	32.3%	39.9%
Operating expenses:
SG&A	44,504	42,638	14.5%	14.1%
R&D	13,103	13,876	4.3%	4.6%

Total operating expenses	57,607	56,514	18.8%	18.7%

Income from operations	40,876	64,132	13.5%	21.2%
Other income (expense):
Interest expense, net	(24,763)	(27,952)	(8.2)%	(9.3)%
Equity in earnings of affiliate	87	171	0.0%	0.1%
Litigation settlement	90	—	0.0%	—

Total other expense, net	(24,586)	(27,781)	(8.2)%	(9.2)%

Income before income taxes	16,290	36,351	5.3%	12.0%
Provision for income taxes	(6,725)	(2,055)	(2.2)%	(0.7)%

Net income	$9,565	$34,296	3.1%	11.3%

Net Revenue

        The following table contains information regarding our net revenue:

	Three Months Ended March 31,		Percent of Total Net Revenue
	2008	2007	2008	2007
Product net revenue:
IGIV (Gamunex)	$143,110	$162,642	46.9%	53.8%
Prolastin brand A1PI	74,960	66,567	24.6%	22.0%
Albumin	13,755	18,812	4.5%	6.2%
Other	64,844	48,873	21.2%	16.2%

Total product net revenue	296,669	296,894	97.2%	98.2%
Other net revenue	8,534	5,545	2.8%	1.8%

Total net revenue	$305,203	$302,439	100.0%	100.0%

United States	$198,269	$195,644	65.0%	64.7%
International	106,934	106,795	35.0%	35.3%

Total net revenue	$305,203	$302,439	100.0%	100.0%

        Our product net revenue was $296.7 million for the three months ended March 31, 2008 as compared to $296.9 million for the three months ended March 31, 2007. The decrease consisted of improved pricing of $23.8 million, including foreign exchange benefit of $4.2 million, offset by volume decreases of $24.0 million. The volume decreases resulted from our plasma supply constraints. Our other net revenue associated with licensing fees, milestones, and other service agreements increased $3.0 million.

        The $19.5 million decrease in our Gamunex IGIV product net revenue primarily consisted of volume decreases of $29.3 million, partially offset by improved pricing of $9.8 million, including foreign exchange benefit of $1.0 million. Gamunex IGIV volumes decreased $19.1 million, $8.3 million, and $2.4 million in the U.S., Canada, and Europe, respectively, as a result of our plasma supply constraints. We experienced higher Gamunex IGIV pricing of $8.1 million, $0.7 million, and $1.1 million in the U.S., Canada, and Europe, respectively. We continue to experience strong demand for Gamunex IGIV globally. Our ability to meet this demand is dependent upon our ability to secure adequate quantities of plasma and our ability to release finished product into our distribution channels.

        The $8.4 million increase in our Prolastin A1PI product net revenue mainly consisted of improved pricing of $6.0 million, including foreign exchange of $3.2 million, and higher volumes of $2.4 million. Prolastin A1PI pricing improved $2.5 million, $0.6 million, and $2.9 million in the U.S., Canada, and Europe, respectively, and Prolastin A1PI volume improved $2.8 million in the U.S., partially offset by slightly lower volumes in Europe. Increases in Prolastin A1PI volumes are largely a function of our ability to identify and enroll new patients in excess of patients lost due to attrition and competition. Our European growth will also depend upon our ability to obtain appropriate reimbursement on a country by country basis.

        The $5.1 million decrease in our albumin product net revenue consisted of volume decreases of $6.4 million partially offset by improved pricing of $1.3 million. Albumin volumes decreased $4.7 million in the U.S. and $1.7 million in our other markets as a result of supply constraints. As discussed further in the section titled, "—Matters Affecting Comparability," we increased production of PPF powder during 2008 as a result of the settlement of a customer dispute. The additional production of PPF powder resulted in a change in product mix from albumin.

        Our other product net revenue increased $16.0 million, or 32.7%, during the first quarter of 2008 as compared to the prior year quarter. Our other product net revenue consists primarily of revenue related to the Canadian blood systems, where, in addition to commercial sales of Gamunex IGIV, we have toll manufacturing contracts with the two national Canadian blood system operators, Canadian Blood Services and Hema Quebec, as well as sales of Koate DVI Factor VIII (human), hyperimmunes, cryoprecipitate, Thrombate III antithrombin III (human), and PPF powder, less SG&A reimbursements to distributors under certain agreements.

        Our other product net revenue includes $5.4 million higher revenues during the first quarter of 2008 as compared to the prior year as a result of higher volumes of PPF powder in order to comply with contractual commitments associated with the settlement of a customer dispute in 2007 as discussed previously. We anticipate that we will continue to experience higher volumes of PPF powder and lower volumes of albumin throughout the remainder of 2008. In addition, we experienced improved pricing of $3.2 million and increased volume of $0.6 million from cryoprecipitate, an intermediate product, during the three months ended March 31, 2008 as compared to the prior year period. Our other product net revenue was also favorably impacted by $3.4 million related to our toll manufacturing contracts with the Canadian blood systems operators.

        Our other product net revenue also increased due to higher pricing associated with our hyperimmunes of $1.6 million, partially offset by lower volumes of $1.0 million. We rely primarily on third-party plasma collection centers for specialty plasma used in the production of our hyperimmune products. We entered into an agreement with a third party on March 1, 2008 to provide minimum quantities of specialty plasma to us through 2010. We have also initiated efforts to substantially increase pricing of our hyperimmunes, primarily HyperRab for the treatment for rabies exposure, during the second quarter of 2008. As a result of the additional specialty plasma supply from this third party, as well as anticipated price increases during the second quarter, we anticipate continued growth of our hyperimmune revenues in the second and third quarters of 2008.

        We increased prices for substantially all of our products in most of our markets as a result of higher costs and market demand. Our product net revenue was positively impacted by approximately $4.2 million, or 1.4%, as a result of favorable foreign exchange rate fluctuations in relation to the U.S. dollar during the first quarter of 2008 as compared to the first quarter of 2007. In the U.S., we implemented a 1.95% price increase for our Gamunex IGIV product and significant price increases for our hyperimmune products, primarily HyperRab, during the 2008 second quarter. In Germany where we have the majority of our European business, we implemented a 9.4% price increase for Prolastin and a 5% increase for our Gamunex IGIV product in the retail market during the first quarter of 2008. Prices in Canada are determined by the contracts with Canadian Blood Services and Hema Quebec. New five year contracts with increased pricing for contract fractionation services and our commercial products including Gamunex, Plasbumin and certain hyperimmune products took effect April 1, 2008. Through the life of the contracts, prices escalate annually by CPI.

        We generally experience a seasonal impact on revenues from our hyperimmune products, primarily driven by our HyperRab, for the treatment of rabies, during the third quarter. As a result of this HyperRab seasonality, coupled with our second quarter price increases for our HyperRab, we anticipate experiencing downward pressure on our fourth quarter revenues and gross margin versus the favorable impact that we anticipate experiencing during the 2008 third quarter.

Cost of Goods Sold and Gross Profit

        Our cost of goods sold was $206.7 million for the three months ended March 31, 2008 as compared to $181.8 million for the three months ended March 31, 2007, representing an increase of $24.9 million, or 13.7%. The increase in our cost of goods sold was driven primarily by unabsorbed TPR infrastructure and start-up costs of $24.8 million, or 8.1% of net revenues, for the three months ended March 31, 2008 as compared to $11.1 million, or 3.7% of net revenues, for the three months ended March 31, 2007, representing an increase of $13.7 million. The higher costs during 2008 result from the continued expansion of our plasma collection center platform and the cost associated with our remediation efforts in certain centers acquired from IBR as well as new centers opened by us. Until our plasma collection centers reach normal operating capacity, we charge unabsorbed overhead costs directly to cost of goods sold.

        Our cost of goods sold for the three months ended March 31, 2008 includes a reduction of costs associated with lower volumes of $15.0 million, offset by higher costs of production of $5.5 million, including foreign exchange impact of $3.6 million. Our cost of production was negatively impacted by the increased cost of plasma. Our acquisition cost of plasma per liter of third-party plasma increased 11.3% during the first quarter of 2008 as compared to the first quarter of 2007. Due to our long manufacturing cycle times, which range from 100 days to in excess of 400 days, the cost of plasma is not expensed through cost of goods sold until a significant period of time subsequent to its acquisition.

        Our inventory impairment provisions, net, increased $18.2 million during the three months ended March 31, 2008 as compared to the three months ended March 31, 2007. The higher inventory impairment provision was due primarily to a $16.3 million charge resulting from the collusion by several employees at one of our plasma collection centers to conceal deviations from our standard operating procedures and current Good Manufacturing Practices. Our inventory impairment provisions, net, for the three months ended March 31, 2007 were favorably impacted by a $9.0 million recovery from Bayer related to the Gamunex IGIV production incident, which we recorded as a reduction to cost of goods sold during the first quarter of 2007, as discussed previously. Other production issues during the first quarter of 2007 resulted in inventory impairment provisions of $12.3 million, as compared to $4.6 million during the first quarter of 2008, excluding the $16.3 million charge discussed above. We recorded an additional inventory impairment provision of $4.3 million related to this collusion during the second quarter of 2008.

        Additionally, our cost of goods sold for the three months ended March 31, 2008 reflect higher costs of production due to the increasing cost of raw materials, production volume variances, and manufacturing mix and product yield variances, among other items. Our cost of goods sold is impacted by our raw material costs, production mix, and cycle times, as well as our production capacities and normal production shut-downs, and the release of finished product.

        Our gross profit was $98.5 million for the three months ended March 31, 2008 as compared to $120.6 million for the three months ended March 31, 2007, resulting in gross margins of 32.3% and 39.9%, respectively. Our gross profit is impacted by the volume, pricing, and mix of our product net revenue, as well as the related cost of goods sold as discussed above. The net impact of these items resulted in lower gross margins during the three months ended March 31, 2008 as compared to the three months ended March 31, 2007.

        We anticipate that increased spending to support the expansion of our plasma collection capabilities, increased unabsorbed TPR infrastructure and start-up costs, increased unfavorable manufacturing variances charged to cost of goods sold, as well as increases in the cost of plasma acquired from third parties, will result in continued high cost of goods sold in subsequent periods, and correspondingly, depress gross profits and gross margins.

        Additional information regarding the comparability of our operating results is included in the section titled, "—Matters Affecting Comparability."

Operating Expenses

        Our SG&A was $44.5 million for the three months ended March 31, 2008, as compared to $42.6 million for the three months ended March 31, 2007, representing an increase of $1.9 million, or 4.4%. As a percentage of net revenue, SG&A was 14.5% and 14.1% for the three months ended March 31, 2008 and 2007, respectively. Our SG&A increased period over period as a result of higher share-based compensation expense of $4.5 million and higher sales and marketing expenses of $2.5 million, which related primarily to the timing of donations and grants and severance costs. During the three months ended March 31, 2008, we incurred higher costs associated with information technology, finance, corporate communications and public policy, and human resources as compared to the same prior year period. These items were partially offset by lower SG&A of $2.7 million as a result of the elimination of transitional and non-recurring expenses associated with our development of internal capabilities to operate apart from Bayer and $5.1 million higher foreign exchange gains resulting from a weakening U.S. dollar compared to the Euro. Our SG&A for the three months ended March 31, 2008 also benefited from the absence of litigation fees related to our litigation with Baxter, which is discussed further in the section titled, "—Matters Affecting Comparability—Litigation Settlement."

        Our R&D was $13.1 million for the three months ended March 31, 2008, as compared to $13.9 million for the three months ended March 31, 2007, representing a decrease of $0.8 million, or 5.6%. As a percentage of net revenue, R&D was 4.3% and 4.6% for the three months ended March 31, 2008 and 2007, respectively. Research and development expenses are influenced by the timing of in-process projects and labor hours and other costs associated with these projects. Our current research and development consists of a range of programs that aim to obtain new therapeutic indications for existing products, enhance product delivery, improve purity and safety, and increase product yields. The reduction in R&D period over period was primarily driven by the conclusion of several trials related to life-cycle management and new product development. Our current R&D activities continue to support the development of Gamunex IGIV for subcutaneous administration, Prolastin Alpha-1 Aerosol studies, and Plasmin studies for acute peripheral arterial occlusion (aPAO) and ischemic stroke.

        We anticipate that our operating expenses will increase in subsequent periods as a result of 286,413 stock options and 5,340 restricted shares of our common stock that were issued to certain employees and members of our board of directors during the second quarter of 2008. The aggregate grant date fair value of the options was approximately $9.4 million, which we expect to recognize as compensation cost, primarily as SG&A, over a period of approximately two years and the aggregate grant date fair value of the restricted shares was $0.4 million, which we expect to recognize as compensation cost over a period of approximately one year.

        We anticipate that our SG&A will increase subsequent to this offering primarily as a result of additional stock option awards that will be granted to our Chairman and Chief Executive Officer upon the completion of an initial public offering of our common stock. Under this award, we anticipate that we will issue approximately 130,000 stock options to our Chairman and Chief Executive Officer, which will result in approximately $       million of SG&A to be recognized over approximately four years.

Other Income (Expense), Net

        The primary component of our other income (expense), net, for both periods was interest expense, net, which amounted to $24.8 million and $28.0 million for the three months ended March 31, 2008 and 2007, respectively. Our weighted average interest rates for the three months ended March 31, 2008 and 2007 were 8.7% and 9.9%, respectively, which resulted in a lower cost of borrowings during the first quarter of 2008, as compared to the same prior year period, despite higher average debt levels during the first quarter of 2008.

        We anticipate that we will use the proceeds from this initial public offering of our equity securities to repay outstanding principal and interest amounts owed under our First and Second Lien Term Loans. We anticipate that we will make principal payments of $     million and $            related to our First and Second Lien Term Loans, respectively. As a result of the anticipated principal prepayments, we will be required to write-off a portion of our unamortized debt issuance costs associated with the First and Second Lien Term Loans, which totaled $20.2 million at March 31, 2008. Any unamortized amounts written off will be recorded within other expense, net, on our consolidated income statement.

Income Taxes

        Our income tax expense was $6.7 million and $2.1 million for the three months ended March 31, 2008 and 2007, respectively, resulting in effective income tax rates of 41.3% and 5.7%, respectively. Our effective income tax rates were substantially different than the federal statutory income tax rate of 35% during each period due to the items discussed in the following paragraph.

        For the three months ended March 31, 2008, our effective income tax rate is higher than the U.S. statutory federal income tax rate primarily due to state tax expense, net of federal benefit. For the three months ended March 31, 2007, our effective income tax rate is lower than the U.S. statutory federal income tax rate primarily due to the realization of a portion of our deferred tax assets that were subject to the previously recognized valuation allowance.

        We have not provided for U.S. federal income and foreign withholding taxes on our non-U.S. subsidiaries' undistributed earnings of approximately $1.2 million in accordance with Accounting Principles Board (APB) Opinion No. 23, as such earnings are intended to be reinvested outside of the United States indefinitely. It is not practical to estimate the amount of tax that might be payable if some or all of such earnings were to be remitted, and foreign tax credits would be available to reduce or eliminate the resulting U.S. income tax liability.

Net Income

        Our net income was $9.6 million and $34.3 million for the three months ended March 31, 2008 and 2007, respectively. The significant factors and events contributing to the changes in our net income are discussed above.

        We anticipate that our net income will decrease in one or more subsequent periods as a result of higher cost of goods sold as well as higher operating expenses as discussed previously. However, as we complete our plasma center remediation activities and increase production at our plasma collection centers, we anticipate that our gross profit and net income will increase as a result of greater product availability and reduced under-absorption.

Successor Year Ended December 31, 2007 as Compared to Successor Year Ended December 31, 2006

        The following table contains information regarding our results of operations for the year ended December 31, 2007 as compared to the year ended December 31, 2006:

	Years Ended December 31,		Percent of Total Net Revenue
	2007	2006	2007	2006
Net revenue:
Product net revenue	$1,196,686	$1,114,489	98.2%	98.7%
Other	21,823	14,230	1.8%	1.3%

Total net revenue	1,218,509	1,128,719	100.0%	100.0%
Cost of goods sold	788,152	684,750	64.7%	60.7%

Gross profit	430,357	443,969	35.3%	39.3%
Operating expenses:
SG&A	189,387	241,448	15.5%	21.4%
R&D	61,336	66,801	5.0%	5.9%

Total operating expenses	250,723	308,249	20.5%	27.3%

Income from operations	179,634	135,720	14.8%	12.0%
Other income (expense):
Interest expense, net	(110,236)	(40,867)	(9.1)%	(3.7)%
Equity in earnings of affiliate	436	684	0.0%	0.1%
Litigation settlement	12,937	—	1.1%	0.0%
Loss on extinguishment of debt	—	(8,924)	0.0%	(0.8)%

Total other expense, net	(96,863)	(49,107)	(8.0)%	(4.4)%

Income before income taxes and extraordinary items	82,771	86,613	6.8%	7.6%
Benefit (provision) for income taxes	40,794	(2,222)	3.3%	(0.2)%

Income before extraordinary items	123,565	84,391	10.1%	7.4%
Extraordinary items:
Loss from unallocated negative goodwill	—	(306)	0.0%	0.0%
Gain from settlement of contingent consideration due Bayer	—	3,300	0.0%	0.3%

Total extraordinary items	—	2,994	0.0%	0.3%

Net income	$123,565	$87,385	10.1%	7.7%

Net Revenue

        The following table contains information regarding our net revenue:

	Years Ended December 31,		Percent of Total Net Revenue
	2007	2006	2007	2006
Product net revenue:
IGIV (Gamunex and Gamimune)	$646,779	$617,939	53.1%	54.7%
Prolastin brand A1PI	276,538	225,986	22.7%	20.0%
Albumin	68,780	62,692	5.6%	5.6%
Other	204,589	207,872	16.8%	18.4%

Total product net revenue	1,196,686	1,114,489	98.2%	98.7%
Other net revenue	21,823	14,230	1.8%	1.3%

Total net revenue	$1,218,509	$1,128,719	100.0%	100.0%

United States	$817,276	$770,270	67.1%	68.2%
International	401,233	358,449	32.9%	31.8%

Total net revenue	$1,218,509	$1,128,719	100.0%	100.0%

        Our product net revenue was $1,196.7 million for year ended December 31, 2007 as compared to $1,114.5 million for the year ended December 31, 2006, representing an increase of $82.2 million, or 7.4%. The increase consisted of improved pricing of $118.0 million, including foreign exchange benefit of $11.2 million, offset by volume decreases of $35.8 million. The volume decreases resulted from our plasma supply constraints. Our other net revenue associated with licensing fees, milestones, and other service agreements increased $7.6 million.

        The growth in our Gamunex IGIV product net revenue consisted of improved pricing of $43.7 million, including foreign exchange benefit of $3.0 million, partially offset by volume decreases of $14.8 million. We experienced higher Gamunex IGIV pricing of $24.5 million, $9.7 million, and $9.5 million in the U.S., Canada, and Europe, respectively, and higher Gamunex IGIV volumes of $20.2 million in Canada, partially offset by lower Gamunex IGIV volumes of $8.5 million and $1.3 million in the U.S. and Europe, respectively. The overall lower volume of IGIV was also impacted by a reduction in sales of Gamimune IGIV of $25.4 million related to the termination of a customer contract in Japan, which was not replaced. The higher volume of Gamunex IGIV in Canada was due to the launch of our sales and marketing office in April 2006, as well as the timing of shipments to satisfy the customer requirements under our contracts with the Canadian blood systems operators. We continue to experience strong demand for Gamunex IGIV globally. Our ability to continue to meet this demand is dependent upon our ability to secure adequate quantities of plasma and to release finished product into our distribution channels.

        The increase in our Prolastin A1PI product net revenue consisted of improved pricing of $39.1 million, including foreign exchange of $7.9 million, and higher volumes of $11.4 million. Prolastin A1PI pricing improved $17.7 million, $1.5 million, and $19.9 million in the U.S., Canada, and Europe, respectively, and Prolastin A1PI volumes improved $6.4 million and $4.9 million in the U.S. and Europe, respectively. Increases in Prolastin A1PI volumes are largely a function of our ability to identify and enroll new patients in excess of patients lost due to attrition and competition.

        Increases in albumin prices contributed $19.2 million to our net revenue growth during the year ended December 31, 2007 as compared to the year ended December 31, 2006. The benefit of the price increase was partially offset by lower albumin volumes of $13.1 million during the year ended December 31, 2007. The lower volumes of albumin resulted primarily from the termination of a distribution agreement with a Bayer affiliate in Japan, which was not replaced, as well as the settlement of a customer dispute as discussed further in the section titled, "—Matters Affecting Comparability.".

        Our other product net revenue was $204.6 million for the year ended December 31, 2007 and $207.9 million for the year ended December 31, 2006, representing a decrease of $3.3 million, or 1.6%. Our other product net revenue consists primarily of revenue related to the Canadian blood systems, where, in addition to commercial sales of Gamunex IGIV, we have toll manufacturing contracts with the two national Canadian blood system operators, Canadian Blood Services and Hema Quebec, as well as sales of Koate DVI Factor VIII (human), hyperimmunes, cryoprecipitate, Thrombate III antithrombin (human), and PPF powder, less SG&A reimbursements to Bayer affiliates and other international distributors under certain distribution agreements.

        Our other product net revenue was negatively impacted by $12.3 million during the year ended December 31, 2007 as compared to the year ended December 31, 2006 as a result of lower volumes of PPF powder due to the settlement of a customer dispute. This settlement has resulted in a change in product mix during 2008, which will result in a decline in albumin sales with an increase in sales of PPF powder. Our other product net revenue was also negatively impacted by $7.2 million related to Koate DVI Factor VIII (human) sales primarily due to lower volumes as a result of manufacturing issues. Further, our other product net revenue was also negatively impacted by $5.7 million related to our tolling contract with Canadian Blood Services. Sales we made to Canadian Blood Services in the prior year reflect the customer's required shipment of our Gamunex IGIV under our tolling contract, due to the depletion of their Gamunex on hand that was supplied under a previous contract with Bayer.

        Our other product net revenue was favorably impacted by higher volumes associated with our hyperimmunes totaling $8.7 million. We rely primarily on third-party plasma collection centers for specialty plasma used in the production of our hyperimmune products. Our other product net revenue was also positively impacted by the absence of $16.1 million of SG&A reimbursements to Bayer affiliates under various international distribution agreements.

        We increased prices for substantially all of our products in most of our markets as a result of higher costs and market demand. Our product net revenue was positively impacted by approximately $11.2 million, or 1.0%, as a result of favorable foreign currency exchange rate fluctuations in relation to the U.S. dollar during the year ended December 31, 2007.

        Although we sell our products worldwide, the majority of our sales were concentrated in the U.S. and Canada for the periods presented. During the year ended December 31, 2006, a significant portion of our international revenue was generated through various distribution contracts with Bayer affiliates, which have subsequently been terminated as we have either developed our own internal distribution capabilities, or contracted with other distributors. In April 2006, Talecris Biotherapeutics, Ltd. commenced operations to support our sales and marketing activities in Canada, and in December 2006, Talecris Biotherapeutics, GmbH commenced operations in Germany to support our sales and marketing activities in Germany and, ultimately, for the rest of Europe. Our international revenue growth was partially offset by the termination of our distribution arrangement with a Bayer affiliate in Japan, which was not replaced.

        In July 2007, the Centers for Medicare and Medicaid Services (CMS) published a final rule regarding metrics under the Medicaid Drug Rebate Program, which became effective October 1, 2007. This rule did not have a significant impact to our consolidated financial statements for the year ended December 31, 2007 and is not expected to significantly impact future periods.

Cost of Goods Sold and Gross Profit

        Our cost of goods sold was $788.2 million for the year ended December 31, 2007 as compared to $684.8 million for the year ended December 31, 2006, representing an increase of $103.4 million, or 15.1%. The increase in our cost of goods sold was primarily driven by unabsorbed TPR infrastructure and start-up costs of $70.1 million, or 5.8% of net revenues, associated with the development of our plasma collection center platform, for which there were minimal comparable costs during the year ended December 31, 2006.

Until our plasma collection centers reach normal operating capacity, we charge unabsorbed overhead costs directly to cost of goods sold.

        Our cost of goods sold for the year ended December 31, 2007 includes a reduction of costs associated with lower volumes of $29.6 million, offset by higher costs of production of $9.9 million, including a foreign exchange impact of $6.7 million. Our cost of production benefited from approximately $9.9 million related to Prolastin as a result of lower cost materials used during the 2007 period, which were acquired in prior periods. Our acquisition cost of plasma per liter of third-party plasma increased 5.2% during the year ended December 31, 2007 as compared to the year ended December 31, 2006. Due to our long manufacturing cycle times, which range from 100 days to in excess of 400 days, the cost of plasma is not expensed through cost of goods sold until a significant period of time subsequent to its acquisition.

        Our inventory impairment provisions, net, increased $15.5 million during the year ended December 31, 2007, to $34.0 million, as compared to $18.5 million for the year ended December 31, 2006. The higher inventory impairment provision was due primarily to $10.7 million of provisions related to unlicensed inventory collected at our plasma collection centers and related testing costs, an impairment charge of $7.9 million related to intermediate manufactured material associated with the settlement of a customer dispute for which there were no comparable provisions in the prior year period, and an increase of $5.9 million related to other manufacturing issues. Our inventory impairment provision, net, for the year ended December 31, 2007 was favorably impacted by a $9.0 million recovery from Bayer related to the Gamunex IGIV production incident, which we recorded as a reduction of cost of goods sold during the first quarter of 2007.

        During the year ended December 31, 2006, our cost of goods sold was favorably impacted by a non-cash benefit of $3.5 million related to the release of SFAS No. 141 purchase accounting adjustments associated with hyperimmune inventories that we acquired from Bayer during our formation transaction, which were subsequently sold to third parties during 2006. Our cost of goods sold for the year ended December 31, 2007 reflect non-cash charges of $1.5 million related to the release of these adjustments for inventories that were sold to third parties during 2007.

        During November 2007, we shut down portions of our Clayton, North Carolina facility consistent with our cGMP operating practices for unplanned maintenance for approximately two weeks. As a result of the unplanned plant maintenance, we recorded $10.0 million directly to cost of goods sold during the year ended December 31, 2007, which normally would have been capitalized to inventories. During the fourth quarter of 2007, we also wrote-off equipment with a net book value of $2.8 million as a result of the discontinuation of a project. No comparable amounts were recorded in the prior year.

        Additionally, our cost of goods sold for the year ended December 31, 2007 reflects higher costs of production due to the increasing cost of raw materials, production volume variances, and manufacturing mix and product yield variances, among other items. Our cost of goods sold is impacted by our raw material costs, production mix and cycle times, as well as our production capacities and normal production shut-downs, and the release of finished product. Our cost of goods sold for the year ended December 31, 2007 benefited from a $3.7 million reduction of costs associated with our special recognition bonus programs, offset by a $1.1 million increase in share-based compensation expense, as compared to the prior year.

        Our gross profit was $430.4 million for the year ended December 31, 2007 and $444.0 million for the year ended December 31, 2006, resulting in gross margin of 35.3% and 39.3%, respectively. Our gross profit is impacted by the volume, pricing, and mix of our product net revenue, as well as related cost of goods sold as discussed above. The net impact of these items resulted in lower gross margins during the year ended December 31, 2007 as compared to the year ended December 31, 2006.

        We anticipate that increased spending to support the expansion of our plasma collection capabilities, increased unabsorbed TPR infrastructure and start-up costs, increased unfavorable manufacturing variances charged to cost of goods sold, as well as increases in the cost of plasma acquired from third parties will result in high cost of goods sold in subsequent periods, and correspondingly, depress gross profits and gross margins.

        Additional information regarding the comparability of our operating results is included in the section titled, "—Matters Affecting Comparability."

Operating Expenses

        Our SG&A was $189.4 million for the year ended December 31, 2007 as compared to $241.4 million for the year ended December 31, 2006, representing a decrease of $52.0 million, or 21.6%. As a percentage of net revenue, SG&A was 15.5% and 21.4% for the years ended December 31, 2007 and 2006, respectively.

        Our 2007 SG&A benefited from a $59.7 million reduction of transition and other non-recurring expenses associated with our development of internal capabilities to operate apart from Bayer. During the year ended December 31, 2007, our SG&A benefited from foreign currency exchange gains of $5.7 million, as compared to $0.3 million during the prior year. During 2007, our foreign currency exchange gains resulted from a weakening of the U.S. dollar as compared to the euro. During the year ended December 31, 2007, we recognized $6.4 million of SG&A related to our special recognition bonus programs, as compared to $29.8 million during the year ended December 31, 2006, representing a decrease of $23.4 million. The benefit of these items was partially offset by incremental expenses associated with our share-based compensation programs totaling $12.4 million, which were primarily due to new grants made in July 2007 to our President and Chief Executive Officer.

        R&D was $61.3 million for the year ended December 31, 2007 and $66.8 million for the year ended December 31, 2006, representing a decrease of $5.5 million, or 8.2%. As a percentage of net revenue, R&D was 5.0% and 5.9% for the years ended December 31, 2007 and 2006, respectively. Research and development expenses are influenced by the timing of in-process projects and labor hours and other costs associated with these projects. The decrease in R&D is primarily driven by the conclusion of several trials related to life-cycle management and new product development. Our current research and development consists of a range of programs to develop new therapeutic indications for existing products, enhance product delivery, improve purity and safety, and increase product yields. Our current activities continue to support the Gamunex IGIV subcutaneous administration, Prolastin Alpha-1 Aerosol studies, and Plasmin studies for acute peripheral arterial occlusion (aPAO) and ischemic stroke.

        During the year ended December 31, 2007, we recorded $0.8 million of expenses related to our special recognition bonus programs, as compared to $3.4 million during the prior year, representing a decrease of $2.6 million. This decrease in special recognition bonus expense was partially offset by higher share-based compensation cost of $1.2 million during the year ended December 31, 2007.

        Our operating expenses for the year ended December 31, 2007 benefited from a $21.2 million reduction of expenses related to services that Bayer affiliates provided to us under various transition services agreements, which have been subsequently terminated or reduced in scope, as compared to the prior year. We have added personnel, contracted with third parties, or a combination of both, to replace such services previously provided by Bayer.

        Additional information regarding the comparability of our operating results is included in the section titled, "—Matters Affecting Comparability."

Other Income (Expense), Net

        The primary component of our other income (expense), net, for both periods was interest expense, net, which amounted to $110.2 million and $40.9 million for the years ended December 31, 2007 and 2006, respectively. As a result of our December 6, 2006 debt recapitalization, our average outstanding debt levels increased significantly, and correspondingly, we recorded higher interest expense during the 2007 period. As a result of our debt recapitalization transaction, we incurred $1.1 million of termination fees for retiring certain debt instruments early, and we wrote off debt issuance costs of $7.8 million associated with the retired debt, which we recorded as "loss on extinguishment of debt" for the year ended December 31, 2006.

        As discussed further in "—Matters Affecting Comparability—Litigation Settlement," we recorded other income of $12.9 million during year ended December 31, 2007 related to a litigation settlement with Baxter.

        We anticipate that we will use the proceeds from this initial public offering of our equity securities to repay outstanding principal and interest amounts owed under our First and Second Lien Term Loans. We anticipate that we will make principal payments of $     million and $            related to our First and Second Lien Term Loans, respectively. As a result of the anticipated principal prepayments, we will be required to write-off a portion of our unamortized debt issuance costs associated with the First and Second Lien Term Loans, which totaled $21.2 million at December 31, 2007. Any unamortized amounts written off will be recorded within other expense, net, on our consolidated income statement.

Income Taxes

        Our income tax benefit was $40.8 million for the year ended December 31, 2007 and our income tax expense was $2.2 million for the year ended December 31, 2006, respectively, resulting in effective income tax rates of (49.3)% and 2.6%, respectively. Our effective income tax rates were substantially different than the U.S. statutory federal income tax rate of 35% during each period due to the items discussed in the following paragraph.

        We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized in accordance with SFAS No. 109. In assessing the need for a valuation allowance, we consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies. As a result of our analysis of all available evidence, which included ten consecutive quarters of cumulative pre-tax profits and our expectation that we can generate sustainable consolidated taxable income for the foreseeable future, we concluded that it was more likely than not that our deferred tax assets would be realized. The difference in our valuation allowance between December 31, 2007 and 2006 is primarily due to the impact from the adoption of FIN No. 48 of $4.4 million and the reversal of the remaining valuation allowance of $55.8 million as a 2007 income tax benefit. During the year ended December 31, 2006 and the nine months ended December 31, 2005, we realized a portion of our deferred tax assets equal to the amount of the current federal income tax provision.

        We adopted FIN No. 48 on January 1, 2007. The cumulative effect of applying FIN No. 48 resulted in an increase to accumulated deficit of $0.7 million. At December 31, 2007, the total gross unrecognized tax benefits were approximately $6.9 million and, of this total, approximately $5.6 million is the amount that, if recognized, would reduce our effective income tax rate.

        We have not provided for U.S. federal income and foreign withholding taxes on our non-U.S. subsidiaries' undistributed earnings of approximately $3.1 million in accordance with Accounting Principles Board Opinion No. 23, "Accounting for Income Taxes-Special Areas," as such earnings are intended to be reinvested outside of the United States indefinitely. It is not practical to estimate the amount of tax that might be payable if some or all of such earnings were remitted, and foreign tax credits would be available to reduce or eliminate the resulting U.S. income tax liability.

Extraordinary Items

        We had no extraordinary items during the year ended December 31, 2007. The extraordinary items that we recorded during the year ended December 31, 2006 included a final working capital adjustment from the Bayer Plasma net asset acquisition for which we recorded an extraordinary loss of $0.3 million and an extraordinary gain of $3.3 million as a result of our repurchase of the remaining 20% of Bayer's one share of Junior Preferred Stock at a discount to its carrying value.

Net Income

        Our net income was $123.6 million and $87.4 million for the years ended December 31, 2007 and 2006, respectively. The significant factors and events contributing to the change in our net income are discussed above.

Successor Year Ended December 31, 2006 as Compared to Predecessor Three Months Ended March 31, 2005 and Successor Nine Months Ended December 31, 2005

        The following discussion and analysis of our results of operations for 2006 and 2005 includes certain references to our financial results on a "combined" basis. The combined results of operations for the year ended December 31, 2005 were prepared by adding our results as Successor from when we commenced operations on March 31, 2005 through December 31, 2005, to those of Predecessor for the three months ended March 31, 2005. The results of the two periods combined are not necessarily comparable due to changes in the basis of accounting resulting from the impact of our formational activities. Differences in the basis of accounting are more fully discussed in the sections titled "—Basis of Presentation," and "—Matters Affecting Comparability."

        The presentation of our combined results of operations for the year ended December 31, 2005 is considered to be "non-GAAP" under SEC rules. We believe that the combined basis presentation provides useful supplemental information in comparing to Predecessor and Successor trends and operating results. The combined results of operations for the year ended December 31, 2005 are not necessarily indicative of what our results of operations may have been, had our formational transaction been consummated earlier, nor should they be construed as being a representation of our future results of operations.

					Percent of Total Net Revenue
	Successor		Predecessor	Combined	Successor	Combined
			Three Months Ended March 31, 2005		Year Ended December 31,
		Nine Months Ended December 31, 2005		Year Ended December 31, 2005
	Year Ended December 31, 2006
					2006	2005
Net revenue:
Product net revenue	$1,114,489	$654,939	$245,500	$900,439	98.7%	98.6%
Other	14,230	13,039	—	13,039	1.3%	1.4%

Total net revenue	1,128,719	667,978	245,500	913,478	100.0%	100.0%
Cost of goods sold	684,750	561,111	209,700	770,811	60.7%	84.4%

Gross profit	443,969	106,867	35,800	142,667	39.3%	15.6%
Operating expenses:
SG&A	241,448	89,205	27,500	116,705	21.4%	12.7%
R&D	66,801	37,149	14,800	51,949	5.9%	5.7%

Total operating expenses	308,249	126,354	42,300	168,654	27.3%	18.4%

Income (loss) from operations	135,720	(19,487)	(6,500)	(25,987)	12.0%	(2.8)%
Other income (expense):
Equity in earnings of affiliate	684	197	—	197	0.1%	—
Interest expense, net	(40,867)	(21,224)	—	(21,224)	(3.7)%	(2.3)%
Loss on extinguishment of debt	(8,924)	—	—	—	(0.8)%	—

Total other expense, net	(49,107)	(21,027)	—	(21,027)	(4.4)%	(2.3)%

Income (loss) before income taxes and extraordinary items	86,613	(40,514)	(6,500)	(47,014)	7.6%	(5.1)%
Provision for income taxes	(2,222)	(2,251)	(5,100)	(7,351)	(0.2)%	(0.8)%

Income (loss) before extraordinary items	84,391	(42,765)	(11,600)	(54,365)	7.4%	(5.9)%
Extraordinary items:
(Loss) gain from unallocated negative goodwill	(306)	252,303	—	252,303	—	27.6%
Gain from settlement of contingent consideration due Bayer	3,300	13,200	—	13,200	0.3%	1.4%

Total extraordinary items	2,994	265,503	—	265,503	0.3%	29.0%

Net income (loss)	$87,385	$222,738	$(11,600)	$211,138	7.7%	23.1%

Net Revenue

        The following table contains information regarding our net revenue:

					Percent of Total Net Revenue
	Successor		Predecessor	Combined	Successor	Combined
			Three Months Ended March 31, 2005		Year Ended December 31,
		Nine Months Ended December 31, 2005		Year Ended December 31, 2005
	Year Ended December 31, 2006
					2006	2005
Product net revenue:
IGIV (Gamunex and Gamimune)	$617,939	$372,683	$134,892	$507,575	54.7%	55.6%
Prolastin brand A1PI	225,986	139,517	55,432	194,949	20.0%	21.3%
Albumin	62,692	33,976	16,943	50,919	5.6%	5.6%
Other	207,872	108,763	38,233	146,996	18.4%	16.1%

Total product net revenue	1,114,489	654,939	245,500	900,439	98.7%	98.6%
Other net revenue	14,230	13,039	—	13,039	1.3%	1.4%

Total net revenue	$1,128,719	$667,978	$245,500	$913,478	100.0%	100.0%

United States	$770,270	$518,498	$159,222	$677,720	68.2%	74.2%
International	358,449	149,480	86,278	235,758	31.8%	25.8%

Total net revenue	$1,128,719	$667,978	$245,500	$913,478	100.0%	100.0%

        Our net revenue for the year ended December 31, 2006 was $1,128.7 million, representing an increase of $215.2 million, or 23.6%, over the 2005 combined year of $913.5 million, which consisted of $245.5 million for Predecessor three months ended March 31, 2005 and $668.0 million for Successor nine months ended December 31, 2005. The increase consisted of volume improvements of $138.9 million and higher prices of $76.3 million, including foreign exchange of $0.9 million. In Successor periods, we have reduced our other product net revenue for SG&A reimbursements that we agreed to pay Bayer affiliates under the terms of various international distribution agreements, which amounted to $17.0 million for the year ended December 31, 2006 and $16.9 million for the nine months ended December 31, 2005. There were no comparable reductions of product net revenue during the Predecessor three months ended March 31, 2005 as such agreements did not exist.

        IGIV net revenue was $617.9 million for the year ended December 31, 2006, representing an increase of $110.4 million, or 21.7%, over the 2005 combined year of $507.6 million, which consisted of $134.9 million for Predecessor three months ended March 31, 2005 and $372.7 million for Successor nine months ended December 31, 2005. The growth in Gamunex IGIV net revenue was driven by higher volumes of $81.8 million and higher pricing of $36.7 million. Market demand for IGIV remained strong in 2006 and, specifically, the demand for Gamunex IGIV continued to be in excess of our ability to produce the product due to plasma supply constraints. Sales of Gamimune IGIV decreased $8.1 million as we completed the conversion from this product to Gamunex IGIV.

        Prolastin A1PI net revenue was $226.0 million for the year ended December 31, 2006, representing an increase of $31.0 million, or 15.9%, over the 2005 combined year of $194.9 million, which consisted of $55.4 million for Predecessor three months ended March 31, 2005 and $139.5 million for Successor nine months ended December 31, 2005. The growth in Prolastin A1PI net revenue was driven by $22.9 million in higher volumes and $8.1 million in higher pricing.

        Albumin product net revenue was $62.7 million for the year ended December 31, 2006, representing an increase of $11.8 million, or 23.1%, over the 2005 combined year of $50.9 million, which consisted of $16.9 million for Predecessor three months ended March 31, 2005 and $34.0 million for Successor nine months ended December 31, 2005. The growth in albumin net revenue was driven by higher pricing which was primarily due to a recovery of worldwide market demand from previously reduced levels as substitute products became less favored.

        Our other product net revenue was $207.9 million for the year ended December 31, 2006, representing an increase of $60.9 million, or 41.4%, over the 2005 combined year of $147.0 million, which consisted of $38.2 million for Predecessor three months ended March 31, 2005 and $108.8 million for Successor nine months ended December 31, 2005. Our other product net revenue consists primarily of revenue related to our Canadian blood system contracts, where in addition to our commercial sales of Gamunex, we have toll manufacturing contracts with two national Canadian blood system operators, Canadian Blood Services and Hema Quebec, as well as sales of Koate DVI Factor VIII (human), hyperimmunes, cryoprecipitate, Thrombate III antithrombin III (human), and PPF powder to a Bayer affiliate, less SG&A reimbursements to Bayer affiliates under certain international distribution agreements in Successor periods. Net revenue related to the Canadian blood system tolling contracts amounted to $43.3 million for the year ended December 31, 2006, representing an increase of $20.0 million, or 86.1%, over the 2005 combined year of $23.3 million, which consisted of $7.6 million for Predecessor three months ended March 31, 2005 and $15.7 million for Successor nine months ended December 31, 2005. Net revenue from cryoprecipitate, an intermediate product, was $25.1 million for the year ended December 31, 2006, $3.2 million for the nine months ended December 31, 2005, and no amounts for the three months ended March 31, 2005. The growth in cryoprecipitate net revenues during Successor periods resulted from the identification of opportunities to sell intermediates to other manufacturers. We are uncertain whether such opportunities will be available in the future.

        We increased prices for substantially all of our products in most of our markets as a result of our higher costs and market demand. As discussed in the section titled, "—Matters Affecting Comparability," as Successor, we deferred margin recognition for sales to certain Bayer affiliated distributors in international locations until the products are sold to unaffiliated third parties. Revenue and cost of goods sold deferred totaled $66.1 million and $39.0 million, respectively, for the 2005 combined year, of which the majority was related to Prolastin A1PI and Gamunex IGIV. During April 2006 and December 2006, Talecris, Ltd. commenced operations in Canada and Talecris GmbH commenced operations in Germany, respectively, which reduced the impact of deferred margin during the year ended December 31, 2006 as compared to the 2005 combined year.

Cost of Goods Sold and Gross Profit

        Our cost of goods sold was $684.8 million for the year ended December 31, 2006, representing a decrease of $86.1 million, or 11.2%, over the 2005 combined year of $770.8 million, which consisted of $209.7 million for Predecessor three months ended March 31, 2005 and $561.1 million for Successor nine months ended December 31, 2005.

        The reduction in cost of goods sold was largely due to reduced inventory impairment provisions during the year ended December 31, 2006 as compared to the 2005 combined year. Our inventory impairment provision was $18.5 million for the year ended December 31, 2006 and $73.0 million for the 2005 combined year, which consisted of $27.9 million for Predecessor three months ended March 31, 2005 and $45.1 million for Successor nine months ended December 31, 2005. In addition to operational improvements resulting in lower product reject rates in 2006, our 2005 combined inventory impairment provision included $23.0 million related to the March 2005 Gamunex IGIV incident described previously, of which Predecessor recorded $11.5 million for the three months ended March 31, 2005 and Successor recorded $11.5 million for the nine months ended December 31, 2005. Our Successor cost of goods sold for the nine months ended December 31, 2005 also included $45.5 million related to the release of the non-cash step-up in inventory basis due to purchase accounting associated with inventories that we acquired from Bayer during our formation transaction which were subsequently sold to third parties during the respective period. Our cost of goods sold for the year ended December 31, 2006 was negatively impacted by $4.6 million related to our SRB programs, for which there were no comparable costs during the 2005 combined year.

        During the year ended December 31, 2006, we incurred higher costs of $63.7 million associated with additional volumes, offset by reduced costs of $9.3 million due to improved leverage of our operations, including yield improvements, production volume changes and other operating efficiencies, lower rejected product provisions, and other items. In 2006, our acquisition cost of plasma per liter of third-party plasma increased 4.9% as compared with the 2005 combined year.

        In connection with our application of purchase accounting for the Bayer Plasma net assets, we recorded property, plant, equipment, and all other intangible assets at zero value upon our formation as Talecris on March 31, 2005, which resulted in significantly lower depreciation and amortization expense in Successor periods as compared to Predecessor periods. Depreciation and amortization expense was $5.0 million for the year ended December 31, 2006 as compared to $9.4 million for the 2005 combined year, which consisted of $8.0 million for Predecessor three months ended March 31, 2005 and $1.4 million for Successor nine months ended December 31, 2005, the majority of which was recorded within cost of goods sold for all periods.

        Our gross profit was $444.0 million for the year ended December 31, 2006, representing an increase of $301.3 million over the 2005 combined year of $142.7 million, which consisted of $35.8 million for Predecessor three months ended March 31, 2005 and $106.9 million for Successor nine months ended December 31, 2005. Our gross margin was 39.3% for the year ended December 31, 2006 and 15.6% for the 2005 combined year, which consisted of 14.6% for Predecessor three months ended March 31, 2005 and 16.0% for Successor nine months ended December 31, 2005.

        Our gross profit is impacted by the volume, pricing and mix of our product net revenue, as well as the related cost of goods sold as discussed above, the net impact of which resulted in more favorable gross margin during the year ended December 31, 2006 as compared to the 2005 combined year. Our 2006 gross margin was favorably impacted by improved product pricing of $76.3 million and sales volumes of $138.9 million, as compared to the 2005 combined year, primarily associated with Gamunex and Prolastin, for which we generally recognize higher margins. Our 2006 gross margin also benefited from a reduction of costs of goods sold of $86.1 million, or 11.2%, as compared to the 2005 combined year, driven by a reduction of inventory impairment provisions of $54.5 million, reduction of $45.5 million related to the release of the non-cash step-up in inventory basis due to purchase accounting associated with inventories that we acquired from Bayer during our formation transaction which were subsequently sold, and various other cost savings. The benefit of these items was partially offset by $63.7 million related to higher production volumes and $4.6 million related to special recognition bonuses.

Operating Expenses

        Our SG&A was $241.4 million for the year ended December 31, 2006, representing an increase of $124.7 million over the 2005 combined year of $116.7 million, which consisted of $27.5 million for Predecessor three months ended March 31, 2005 and $89.2 million for Successor nine months ended December 31, 2005. Successor SG&A includes significant transition and other non-recurring expenses associated with establishing an independent corporate infrastructure apart from Bayer. We incurred $73.2 million and $12.8 million for the year ended December 31, 2006 and for the nine months ended December 31, 2005, respectively, related to these activities. Successor SG&A also includes the impact of expenses associated with our share-based compensation programs for employees and directors and management fees paid to Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures, for which we had no such costs during the Predecessor period. Our SG&A for the year ended December 31, 2006 includes $6.2 million and $5.6 million related to share-based compensation and management fees, respectively. For the nine months ended December 31, 2005, our SG&A includes $1.2 million and $3.4 million related to share-based compensation and management fees, respectively. Our SG&A for the year ended December 31, 2006 includes $29.8 million of expense associated with our SRB programs, for which there was no comparable expense during the 2005 combined year. During Successor year ended December 31, 2006 and nine months ended December 31, 2005, we reimbursed Bayer affiliates for their SG&A in the amount of $17.0 million and $16.9 million, respectively, which we recorded as a reduction of net revenue. As Predecessor, similar costs were appropriately recorded as SG&A. Other than these items, our SG&A increased period over period as a result of additional employee headcount, which increased from 168 at December 31, 2005 to 262 at December 31, 2006, and higher costs reflective of a standalone entity and to meet our business needs.

        Our R&D was $66.8 million for the year ended December 31, 2006, representing an increase of $14.9 million, or 28.6%, over the 2005 combined year of $51.9 million, which consisted of $14.8 million for Predecessor three months ended March 31, 2005 and $37.1 million for Successor nine months ended December 31, 2005. Successor R&D for the year ended December 31, 2006 includes $3.4 million associated with our SRB programs, for which there were no comparable expenses during the 2005 combined year. Other than the SRB expenses, our R&D increased $11.5 million, or 22.2%, during the year ended December 31, 2006 as compared to the 2005 combined year, representing growth of our R&D organization as well as development costs associated with life-cycle management and new product projects.

Other Income (Expense), Net

        Our other income (expense), net, for the year ended December 31, 2006 was $49.1 million, representing an increase of $28.1 million over the 2005 combined year, which consisted of $21.0 million for Successor nine months ended December 31, 2005 and no amounts for Predecessor three months ended March 31, 2005. As a result of our December 2006 debt recapitalization, our average outstanding debt levels were higher during the 2006 period as compared to the nine months ended December 31, 2005, resulting in higher interest expense during the year ended December 31, 2006. As a result of our debt recapitalization transaction, we incurred $1.1 million of termination fees for retiring certain debt instruments early, and we wrote off debt issuance costs of $7.8 million associated with the retired debt, which we recorded as "Loss on extinguishment of debt," for the year ended December 31, 2006.

        As Predecessor, we did not have an independent capital structure apart from Bayer, and we were not allocated interest costs from Bayer during the three months ended March 31, 2005.

Income Taxes

        Our income tax expense was $2.2 million for the year ended December 31, 2006 and $7.4 million for the 2005 combined year, which consisted of $2.3 million for the Successor nine months ended December 31, 2005 and $5.1 million for the Predecessor three months ended March 31, 2005.

        We experienced a negative effective tax rate of 78.5% and 5.6% during Predecessor and Successor periods of 2005, respectively, resulting from income tax expense despite a pre-tax book loss. For the 2005 Predecessor period, income tax expense primarily resulted from tax losses for which no current benefit was recorded and taxes paid in profitable foreign jurisdictions. For the 2005 Successor period, tax expense resulted primarily from an extraordinary book gain of $265.5 million disregarded for tax purposes, the non-deductibility of interest on the Junior Preferred Convertible Notes, recognition of taxable income on sales to Bayer affiliates that was deferred for book purposes, and lower cost of goods sold as the book step-up to inventory pursuant to purchase accounting was not recognized for tax purposes. As Successor, except for an amount equal to current federal tax expense, we have not established that it is more likely than not that we will realize the benefits associated with the $84.9 million and $102.8 million net deferred tax assets as of December 31, 2006 and 2005, respectively. Consequently, we have recorded a valuation allowance of $60.2 million and $93.2 million with respect to these net deferred tax assets at December 31, 2006 and 2005, respectively.

        The lower effective tax rate of 2.6% for the year ended December 31, 2006 is primarily attributable to the realization of a portion of the deferred tax asset. Realization of the deferred tax asset is driven by two items, the net decrease in the deferred tax asset resulting from reversing temporary differences and the ability, for federal tax purposes, to carryback future losses to the extent that taxable income producing current federal tax expense is generated. The net decrease in the deferred tax asset was primarily attributable to previously deferred profits on Bayer affiliate sales sold through to third parties, disposal of inventories previously reserved for in prior periods and tax depreciation in excess of book depreciation stemming from the carryover basis in long-term assets obtained for tax purposes upon our formation that was not recorded for book purposes. Additionally, taxable income within the two-year carryback period provided by the federal tax law can be used to realize an equivalent amount of the deferred tax asset. As such, our current federal tax liability is offset by realization of a portion of the valued net deferred tax asset. As substantially all of our state tax liability is attributable to states which do not provide for a carryback, current state income tax expense is not offset by realization of a portion of the deferred tax asset.

Extraordinary Items

        We recorded net extraordinary gains of $3.0 million for the year ended December 31, 2006 and $265.5 million for the 2005 combined year, all of which related to Successor nine months ended December 31, 2005.

        As Successor, our application of purchase accounting during the nine months ended December 31, 2005 resulted in an extraordinary gain of $252.3 million, as the net fair value of Bayer Plasma's net assets that we acquired during our formation on March 31, 2005 was higher than the purchase price including working capital adjustments, resulting in unallocated negative goodwill. During the nine months ended December 31, 2005, we also recorded an extraordinary gain of $13.2 million as a result of our repurchase of 80% of Bayer's one share of Junior Preferred Stock at a discount to its carrying value.

        The acquisition of the Bayer Plasma net assets resulted in a final working capital adjustment during the year ended December 31, 2006 for which we recognized an extraordinary loss of $0.3 million. During the year ended December 31, 2006, we also recorded an extraordinary gain of $3.3 million as a result of our repurchase of the remaining 20% of Bayer's one share of Junior Preferred Stock at a discount to its carrying value.

        As Predecessor, we had no extraordinary items.

Net income (loss)

        Our net income was $87.4 million for the year ended December 31, 2006 and $211.1 million for the 2005 combined year, which consisted of net income of $222.7 million for Successor nine months ended December 31, 2005 and a net loss of $11.6 million for Predecessor three months ended March 31, 2005. The significant factors and events contributing to our net income (loss) for the respective periods are discussed above.

Selected Unaudited Quarterly Financial Data

        The following table summarizes our unaudited quarterly financial results for the Successor periods presented:

	2006					2007					2008
	1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total	1Q
Net revenue	$286,363	$291,463	$279,088	$271,805	$1,128,719	$302,439	$297,520	$302,949	$315,601	$1,218,509	$305,203
Cost of goods sold	191,377	170,540	151,514	171,319	684,750	181,793	191,487	194,435	220,437	788,152	206,720

Gross profit	94,986	120,923	127,574	100,486	443,969	120,646	106,033	108,514	95,164	430,357	98,483
Operating expenses	52,355	55,096	76,794	124,004	308,249	56,514	62,573	64,663	66,973	250,723	57,607

Operating income (loss)	42,631	65,827	50,780	(23,518)	135,720	64,132	43,460	43,851	28,191	179,634	40,876
Other expense, net	(7,727)	(7,743)	(9,108)	(24,529)	(49,107)	(27,781)	(27,636)	(14,888)	(26,558)	(96,863)	(24,586)

Income (loss) before taxes and extraordinary items	34,904	58,084	41,672	(48,047)	86,613	36,351	15,824	28,963	1,633	82,771	16,290
(Provision) benefit for income taxes	(915)	(1,555)	(1,070)	1,318	(2,222)	(2,055)	(1,401)	45,073	(823)	40,794	(6,725)

Income (loss) before extraordinary items	33,989	56,529	40,602	(46,729)	84,391	34,296	14,423	74,036	810	123,565	9,565
Extraordinary items	2,994	—	—	—	2,994	—	—	—	—	—	—

Net income (loss)	$36,983	$56,529	$40,602	$(46,729)	$87,385	$34,296	$14,423	$74,036	$810	$123,565	$9,565

        As compared to our other 2006 quarters, our 2006 fourth quarter and subsequent periods presented reflect higher interest expense, the impact of our special recognition bonuses and restricted stock and additional stock option awards. During the third quarter of 2007, we released the remaining valuation allowance related to our deferred tax assets. These items, as well as additional items impacting the comparability of the periods presented, are discussed in the section above titled "—Matters Affecting Comparability."

Liquidity and Capital Resources

        At March 31, 2008, our cash and cash equivalents totaled $50.2 million, of which $39.1 million was being maintained by Talecris GmbH to fund our European operations and future repurchase of inventories held by Bayer affiliates in Europe. Under the terms of our revolving credit agreement, U.S. available cash balances are swept daily from our springing lockbox directly to the administrative agent for the lending syndicate.

        As Predecessor, we participated in Bayer's centralized cash management system and our cash funding requirements were met by Bayer. We were not allocated interest costs from Bayer for the use of funds.

        As Successor, we have financed our operations through a combination of equity funding and debt financing, and through internally generated funds. We established an independent capital structure upon our formation on March 31, 2005, which consisted of a $400.0 million asset-based credit facility, $27.8 million of 12% Second Lien Notes, and $90.0 million of 14% Junior Secured Convertible Notes. On December 30, 2005, we declared a cash dividend of $73.2 million, making payments of $23.4 million and $49.8 million on December 30, 2005 and January 3, 2006, respectively. On March 30, 2006 we entered into an additional $40.0 million term loan.

        In December 2006, we completed a debt recapitalization transaction in which we repaid, retired or converted all outstanding principal and interest amounts owed under our then existing debt instruments, with new borrowings aggregating $1.355 billion in total availability. We used the remaining proceeds from this recapitalization to fund a cash dividend to Talecris Holdings, LLC of $760.0 million; to pay a special recognition bonus cash award of $34.2 million to certain employees and members of our board of directors; to fund an irrevocable trust in the amount of $23.0 million associated with cash payments under this special recognition bonus award; and for general corporate purposes. Our interest expense has increased significantly in periods subsequent to our debt recapitalization. Our current borrowing facilities contain default provisions and financial covenants, and impose restrictions on annual corporate expenditures and future cash dividends.

        In addition to the financing activities referred to above, during the year ended December 31, 2006, we repurchased and retired, for $23.5 million, 1,000,000 shares of common stock originally issued to Bayer during our formation transaction. In the first quarter of 2008, we repurchased 148,154 shares of our common stock from IBR for $20.1 million, based on the put value of $124.87 per share plus accrued charges, and 8,301 shares of our common stock from employees for $0.7 million to settle withholding tax obligations. Subsequent to March 31, 2008, we repurchased the remaining 120,125 shares of our common stock from IBR for $15.3 million at the same put value plus interest.

Cash Flows from Operating Activities

        The following items represent the most significant factors contributing to our net cash flows from operating activities:

  •
  Accounts receivable, net, were $117.5 million, $122.2 million and $113.6 million at March 31, 2008, December 31, 2007, and December 31, 2006, respectively. Accounts receivable, net, balances are influenced by the timing of net revenue and customer collections. Our days sales outstanding (DSO) were 35 days at both March 31, 2008 and December 31, 2007 and 36 days at December 31, 2006. Our international sales terms can range from 30 to 90 days due to industry and national practices outside the U.S., which can impact our overall DSO results. We calculate DSO as our period end accounts receivable, net, divided by our prior three month's net sales, multiplied by 90 days. Our calculation of DSO may not be consistent with similar calculations performed by other companies.

  •
  Inventories were $522.2 million, $485.8 million, and $509.3 million at March 31, 2008, December 31, 2007, and December 31, 2006, respectively. Our inventories fluctuate based upon our ability to acquire plasma, production mix and cycle times, our production capacities, normal production shut-downs, finished product releases, targeted safety stock levels, and demand for our products. Our biological manufacturing processes result in relatively long inventory cycle times ranging from 100 days to 400 days in addition to a required 60 day pre-production holding period for plasma. Specialty plasmas, due to their nature, can often have cycle times in excess of one year. Consequently, we have a significant investment in raw material and work in process inventories for extended periods, which are relatively illiquid. We anticipate that our finished goods days on hand (particularly for Gamunex) will decrease substantially in the second and third quarters of 2008 and potentially beyond, given the longer than expected time to achieve FDA licensure of our plasma collection centers and our remediation efforts at certain plasma collection centers. If we are unable to effectively remediate issues at certain of our plasma collection centers and are unable to open and achieve FDA licensure of a sufficient number of our plasma collection centers as planned, there may be an increased risk that we will stock-out of certain products in 2008 and potentially beyond. We anticipate that the opening of additional plasma collection centers and the collection of unlicensed plasma will result in higher plasma inventories. We do not use such plasma in the manufacturing process until the related plasma collection centers receive FDA approval. At March 31, 2008, our inventories included $15.6 million of unlicensed plasma and related testing costs.

  •
  Total current liabilities were $248.9 million, $216.4 million, and $206.7 million at March 31, 2008, December 31, 2007, and December 31, 2006, respectively. Total current liabilities fluctuate as a result of our cash management strategies and the varying due dates and other terms of accounts payable, accrued expenses, and other current liabilities. Our current liabilities were $32.5 million higher at March 31, 2008 as compared to December 31, 2007, the increase of which resulted primarily from higher levels of accounts payable obligations of $30.7 million due to our cash management strategies. Additionally, accrued payroll, bonuses, and related employee benefits increased $13.7 million due to additional headcount and the timing of payroll and bonus disbursements and our management fees payable to related parties increased $1.5 million. These items were partially offset by lower interest payable accruals of $1.6 million associated with our debt, lower tax obligations of $10.0 million associated with our federal, state, local, and payroll tax accruals due to the timing of payments, and lower outstanding checks and unfunded draws on our revolving loan of $3.0 million.

Cash Flows from Investing Activities

        The following table contains information regarding our cash flows from investing activities:

		Successor
	Predecessor
			Years Ended December 31,		Three Months Ended March 31,
	Three Months Ended March 31, 2005	Nine Months Ended December 31, 2005
			2006	2007	2007	2008
Business acquisitions, net of cash acquired	$—	$(263,845)	$(114,146)	$(17,456)	$(101)	$—
Purchase of property, plant, and equipment	(3,900)	(26,517)	(38,853)	(65,833)	(11,073)	(14,721)
Financing arrangements with third party suppliers, net of repayments	—	—	(9,612)	(7,866)	—	(1,588)
Other	100	(164)	802	510	320	—

Net cash used in investing activities	$(3,800)	$(290,526)	$(161,809)	$(90,645)	$(10,854)	$(16,309)

        Our capital expenditures reflect investments in our facilities to support a platform for future growth and efficiency improvements, including compliance enhancements, general site infrastructure upgrades, capacity expansions, and new facilities, such as our chromatographic purification facility and our high-capacity sterile filling facility. Our capital expenditures in periods subsequent to November 2006 also reflect significant investment in our TPR infrastructure to support our plasma collection efforts.

        Our cash flows used in investing activities include the purchase price of plasma collection centers acquired from IBR in 2006 and 2007 and the purchase price of the Bayer Plasma net assets acquired during the nine months ended March 31, 2005.

        Finally, our cash flows used in investing activities include loans and advances made to third-party plasma suppliers, net of repayments, for the development of plasma collection centers which will be used to source plasma for us, and which we have the option or obligation to purchase under certain conditions.

Cash Requirements and Availability

        We expect our cash flows from operations combined with availability of our revolving credit facility and proceeds from this offering to provide sufficient liquidity to fund our current obligations, projected working capital requirements and capital expenditures for at least the next twelve months. Our asset-based revolving credit facility has $220.1 million available at March 31, 2008. The revolving credit agreement contains default provisions, imposes restrictions on annual capital expenditures, and contains financial covenants. We anticipate that our cash needs during the remainder of 2008 will significantly reduce the availability under our revolving credit facility.

        As of the date of this prospectus, we believe that we are currently in compliance with all covenants or other requirements set forth in our credit facilities. Based on our current financial projections, excluding the impact of this offering, we anticipate that we could potentially breach the covenant governing our leverage in our credit facilities in 2008 or potentially the first half of 2009. Under the terms of the credit facilities, such a breach can, subject to certain limitations, be cured if we receive an equity contribution in a specified amount following such breach. We have obtained several, but not joint, commitment letters from affiliates of Cerberus and Ampersand to provide or cause to be provided such an equity contribution up to a maximum amount that we believe would be sufficient to cure any such breach through the quarter ending March 31, 2009. The commitment letters are intended solely for our benefit and the signatories thereto and do not confer any rights, legal or equitable, in any other person. Additionally, the credit facilities may not be amended, modified, or terminated, as defined, without the written consent of those affiliates of Cerberus and Ampersand. There is no assurance that these commitments would be sufficient to cover a potential breach of our financial covenants or that they will be renewed. These commitments shall expire upon the earliest occurrence of (i) our financial statement reporting date to the creditors as defined for the quarter ending June 30, 2009; (ii) consummation of an initial public offering generating a minimum of $250 million net proceeds for us to repay outstanding indebtedness as defined; or (iii) a change in control of the Company as defined.

        Our working capital, which is driven primarily by our accounts receivable turnover and inventory production times, can vary significantly period to period. Our capital requirements will depend on many factors, including our rate of sales growth, acceptance of our products, cost of securing access to adequate manufacturing capacities, the timing and extent of research and development activities, and changes in operating expenses, including costs of production and sourcing of plasma, all of which are subject to uncertainty. We anticipate that our cash needs will be significant and that, subsequent to the completion of this offering and the application of proceeds to repay debt, we may need to increase our borrowings under our credit facilities in order to fund our operations and strategic initiatives. Our planned capital expenditures are significant and are likely to approach or exceed $100 million annually over the next five years. We may exceed $200 million in capital expenditures in one of the annual periods dependent upon the timing of spending related to the design and construction of a new fractionation facility, which we currently estimate will cost $200 million, and a new Plasmin facility, and to maintain compliance with cGMP. This planned level of capital spending would exceed our current capital expenditure covenants under our credit facilities. Consequently, we will need to amend our capital expenditure covenants, refinance or curtail our level of planned investment. Our planned strategic initiatives currently include financing the development of certain of our suppliers' plasma collection centers that will be used to source plasma for us, which we have the option or obligation to purchase under certain conditions. To the extent that our existing sources of cash are insufficient to fund our future activities, we may need to raise additional funds through debt or equity financing. Additional funds may not be available on terms favorable to us, or at all.

        We estimate that the net proceeds to us from this offering will be approximately $       million, or approximately $       million if the underwriters exercise their option to purchase additional shares in full. Based on March 31, 2008 amounts, we expect to use approximately $       million of the net proceeds from this offering to repay outstanding principal and interest on our First Lien Term Loan, as well as any prepayment penalties, and approximately $             million of the net proceeds to repay outstanding principal and interest on our Second Lien Term Loan, as well as any prepayment penalties, $22.6 million of the net proceeds from this offering to pay earned and unpaid dividends on our outstanding Series A and B convertible preferred stock, and $30.8 million of the net proceeds from this offering to pay the termination fee under our Management Agreement, as amended. We currently intend to use the balance, if any, of the proceeds from this offering for working capital and other general corporate purposes.

Sources of Credit and Contractual and Commercial Commitments

Sources of Credit

  Morgan Stanley First Lien Term Loan Credit Agreement

        On December 6, 2006, we entered into a $700.0 million seven year First Lien Term Loan Credit Agreement administered and arranged by Morgan Stanley Senior Funding, Inc. ("Morgan Stanley"), of which $691.3 million was outstanding at March 31, 2008.

        The terms of this facility require principal payments of $1.75 million quarterly with the balance due at maturity on December 6, 2013. We are required to make additional mandatory principal prepayments equal to 50% of the excess cash flow, as defined, within 95 days after each fiscal year end. In the event that our leverage ratio, as defined, falls below 3.50 to 1.00, our mandatory prepayments would be reduced to 25% of the excess cash flow. If our leverage ratio, as defined, falls below 2.25 to 1.00, we are not required to make mandatory prepayments under the terms of this agreement. There were no such prepayments due for fiscal year 2007. Our leverage ratio was 4.26 to 1.00 for the three months ended March 31, 2008.

        Borrowings under this facility bear interest at a rate based upon either the Alternate Base Rate ("ABR") or the London Interbank Offered Rate ("LIBOR"), at our option, plus applicable margins. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50% or the Prime Rate. The First Lien Term Loan accrues interest at the ABR plus 2.25% or LIBOR plus 3.50%.

        The First Lien Term Loan Credit Agreement is secured by a Pledge and Security Agreement dated December 6, 2006 under which substantially all of our real estate, manufacturing equipment, accounts receivable, inventories and stock are pledged as security.

        The agreement requires that we enter into interest rate protection agreements within 90 days of the effective date for at least 50% of the aggregate outstanding principal for a period of at least three years from the effective date. We entered into a derivative program during the first quarter of 2007. At March 31, 2008, we have an interest derivative program consisting of interest rate swaps and caps for an aggregate notional amount of $675.0 million with tranches maturing on various dates through February 2013.

        The First Lien Term Loan Credit Agreement contains default provisions, imposes restrictions on annual capital expenditures, and contains financial covenants which require us to maintain a maximum leverage ratio initially equal to 5.75 to 1.00 which decreases over the term and a minimum interest coverage ratio initially equal to 1.65 to 1.00 which increases over the term. For the three months ended March 31, 2008, our leverage and interest coverage requirements were 5.50 to 1.00 and 1.76 to 1.00, respectively.

        We anticipate that we will use the proceeds from this initial public offering of our equity securities to repay outstanding principal at interest amounts of approximately $                , plus a prepayment penalty, under our First Lien Term Loan Credit Agreement. As a result of the anticipated principal prepayments under the First Lien Term Loan Credit Agreement, we will be required to write-off a portion of our unamortized debt issuance costs associated with the First Lien Term Loan Credit Agreement, which approximated $11.1 million at March 31, 2008.

  Morgan Stanley Second Lien Term Loan Credit Agreement

        On December 6, 2006, we entered into a $330.0 million eight year Second Lien Term Loan Credit Agreement administered and arranged by Morgan Stanley, which was fully drawn at March 31, 2008.

        Outstanding principal under this facility is due and payable on the maturity date at December 6, 2014. Under the terms of the agreement, we are required to make additional mandatory principal prepayments equal to 50% of the excess cash flow, as defined, within 95 days after each fiscal year end. In the event that our leverage ratio, as defined, falls below 3.50 to 1.00, our mandatory prepayments would be reduced to 25% of the excess cash flow. If our leverage ratio, as defined, falls below 2.25 to 1.00, we are not required to make mandatory principal prepayments under the terms of this agreement. There were no such prepayments due for fiscal year 2007. Our leverage ratio was 4.26 to 1.00 for the three months ended March 31, 2008. The additional mandatory principal prepayment associated with the Second Lien Term Loan is only required after termination of the Morgan Stanley First Lien Term Loan.

        Borrowings under this facility bear interest at a rate based upon either ABR or LIBOR, at our option, plus applicable margins. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50% or the Prime Rate. The Second Lien Term Loan accrues interest at the ABR plus 5.25% or LIBOR plus 6.50%.

        The Second Lien Term Loan Credit Agreement is secured by a Pledge and Security Agreement dated December 6, 2006 under which substantially all of our real estate, manufacturing equipment, accounts receivable, inventories and stock are pledged as security.

        The agreement requires that we enter into interest rate protection agreements within 90 days of the effective date for at least 50% of the aggregate outstanding principal for a period of at least three years from the effective date. We entered into a derivative program during the first quarter of 2007. At March 31, 2008, we have an interest derivative program consisting of interest rate swaps and caps for an aggregate notional amount of $675.0 million with tranches maturing on various dates through February 2013.

        The Second Lien Term Loan Credit Agreement contains default provisions, imposes restrictions on annual capital expenditures, and contains financial covenants which require us to maintain a maximum leverage ratio initially equal to 7.20 to 1.00 which decreases over the term and a minimum interest coverage ratio initially equal to 1.40 to 1.00 which increases over the term. For the three months ended March 31, 2008, our leverage and interest coverage requirements were 6.58 to 1.00 and 1.51 to 1.00, respectively.

        We anticipate that we will use the proceeds from this initial public offering of our equity securities to repay outstanding principal and interest amounts of approximately $                , plus a prepayment penalty, under our Second Lien Term Loan Credit Agreement. As a result of the anticipated principal prepayments under the Second Lien Term Loan Credit Agreement, we will be required to write-off a portion of our unamortized debt issuance costs associated with the Second Lien Term Loan Credit Agreement, which approximated $5.4 million at March 31, 2008.

  Wachovia Bank Revolving Credit Agreement

        On December 6, 2006 we entered into a $325.0 million five year asset-based credit agreement administered by Wachovia Bank N.A. ("Wachovia") and arranged by Morgan Stanley. As of March 31, 2008, $101.9 million was drawn for revolving loans, $3.0 million was being utilized for letters of credit, and $220.1 million was unused and available.

        Borrowings under this facility bear interest at a rate based upon either ABR or LIBOR, at our option, plus applicable margins based upon borrowing availability. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50% or the Prime Rate. Interest accrues on the revolving loan at the ABR plus 0.25 - 0.75% or LIBOR plus 1.50 - 2.00%.

        The revolving credit agreement is secured by a Pledge and Security Agreement dated December 6, 2006 under which substantially all of our real estate, manufacturing equipment, accounts receivable, inventories and stock are pledged as security.

        The revolving credit agreement contains default provisions, imposes restrictions on annual capital expenditures, and contains a financial covenants which requires us to maintain collateral availability of $32.5 million.

  Interest Rate Swaps and Caps

        As part of our overall financial risk management policy and as required under the terms of our First and Second Lien Term Loans, we have entered into interest rate protection agreements consisting of interest rate swaps and caps which are intended to convert variable interest rates to fixed interest rates on a portion of our long-term debt portfolio.

        Our interest rate swaps and caps are designated as cash flow hedges, and as a result, the effective portion of the net gain or loss on the derivative instruments is reported as a component of other comprehensive income (loss) and reclassified to earnings in the same period or periods during which the hedged transaction affects earnings. The counterparty to our interest rate swap and cap agreements is Morgan Stanley Capital Services, Inc.

        We had five variable-to-fixed interest rate swap contracts with an aggregate notional principal amount of $500.0 million outstanding at March 31, 2008. Under the terms of the interest rate swap contracts, we make interest payments on the underlying debt based on LIBOR and receive interest payments based on fixed interest rates ranging from 5.16% to 5.22% over various swap terms. The effect of these swaps is to convert floating rates to fixed rates on a portion of our long-term debt portfolio. The interest rate swaps mature on various dates through February 2013.

        We had two interest rate cap contracts with an aggregate notional principal amount of $175.0 million outstanding at March 31, 2008. The interest rate caps at 6.00%, effectively placing an upper limit on the floating interest rate for a portion of our long-term debt portfolio. The interest rate caps mature on February 14, 2010.

        As a result of this equity offering, we intend to unwind these swaps and caps. If we were to unwind some or all of the interest rate swaps and caps, there would be an associated benefit or breakage cost based upon the three-month LIBOR curve at the time of breakage. At March 31, 2008, the breakage cost of unwinding the entire program would be $35.7 million. The breakage cost associated with unwinding our swaps and caps is significantly impacted by changes in applicable rates, such that our breakage cost increases in a falling interest rate environment and decreases in a rising interest rate environment. As a result of changes in the three-month LIBOR curve subsequent to March 31, 2008, the breakage cost associated with unwinding the entire program decreased to $17.8 million at June 30, 2008.

Contractual and Commercial Commitments

        The following table summarizes our significant contractual and commercial commitments as of December 31, 2007:

	Total	Less than 1 year	1-3 Years	4-5 Years	More than 5 Years
Long-term debt	$1,136,037	$7,000	$134,037	$665,000	$330,000
Interest expense related to long-term debt	615,342	101,730	301,079	178,108	34,425
Lease obligations	47,874	11,039	26,499	5,449	4,887
Plasma purchase commitments	901,501	209,044	391,644	111,601	189,212
Other purchase commitments	212,225	37,203	119,617	55,405	—
Unfunded deferred compensation programs	3,810	1,270	2,540	—	—

Total	$2,916,789	$367,286	$975,416	$1,015,563	$558,524

        Future contractual and commercial commitments at March 31, 2008 were not materially different than at December 31, 2007.

        For the purposes of the table above, we used the December 31, 2007 interest rates associated with the debt instruments to estimate the interest expense (8.16% for our First Lien Term Loan, 11.38% for our Second Lien Term Loan, and 7.00% for our Revolving Credit Facility). The long-term debt and related interest component in the table above do not reflect the application of proceeds from the offering contemplated herein.

        Under the terms of our First and Second Lien Term Loan Credit Agreements, we could be required to make mandatory principal prepayments on an annual basis under certain circumstances. Additional information regarding the mandatory principal prepayment clause is included in the subsection above titled, "Sources of Credit."

        We have a Management Agreement, as amended, with Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures under which we are charged a management fee of 0.5% of net sales. This Management Agreement, as amended, will be terminated upon completion of this offering. As a result of the completion of this offering and the termination of the Management Agreement, as amended, we will be required to pay Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures a termination fee which will be expensed and calculated as the sum of (i) five times the management fee payable in respect to our four most recently completed fiscal quarters, plus (ii) all reasonable out-of-pocket costs and expenses incurred with our offering. At March 31, 2008, the termination fee related to the Management Agreement, as amended, was approximately $30.8 million. Our obligations under this Management Agreement, as amended, are not reflected in the table above.

        We have entered into employment agreements with certain of our employees which require payments generally ranging from 100% to 200% of the employee's annual compensation if employment is terminated not for cause by us, or by the employee, for good reason, as defined. The impact of these employment agreements is not reflected in the table above.

        We entered into a development agreement with an unaffiliated third party under which the third party will obtain independent financing to acquire and develop real estate for use as plasma collection centers. Under the terms of this agreement, we pay the third party various fees for their services in identifying and developing the sites. We then lease the developed sites from this third party under separate lease agreements for initial 10-year periods with a renewal option for an additional ten years. At December 31, 2007, one unlicensed center has been developed under the terms of this agreement, for which we have entered into a leasing arrangement with the third party. The impact of this lease is included in the table above. We have currently committed to leasing four additional properties in 2008, which are in various stages of development. The impact of these additional five properties is not reflected in the table above.

        Under the terms of our three year Amended and Restated Plasma Sale/Purchase Agreement with Plasma Centers of America, LLC we have provided financing of $3.1 million for the development of eight plasma collection centers (Talecris Designated Centers). We have no remaining financing commitment at June 30, 2008. We have the obligation to purchase, for a sum determined by a formula set forth in the agreement, those Talecris Designated Centers that achieve FDA licensure and meet certain other quality and operational criteria within 18 months of opening and the option to purchase, based on the same formula, those such centers that at the 18-month deadline, meet those same criteria, except for FDA licensure. The impact of any future acquisitions of the Talecris Designated Centers is not reflected in the table above.

        On June 9, 2007, we entered into a Plasma Supply Agreement and on December 3, 2007, we entered into an Amended and Restated Plasma Supply Agreement with IBR, under which we have committed to finance the development of up to fifteen plasma collection centers, which will be used to source plasma for us. We have the option to purchase such centers under certain conditions. Under the terms of the agreement, we have committed to providing IBR with up to $11.3 million in financing for the development of such centers, for which we have provided $10.5 million of financing as of June 30, 2008. Further, IBR has agreed to build out to our specifications and at locations we approve six plasma collection centers that we will staff and open, for which the assets of one plasma collection center were acquired in December 2007. The impacts of our remaining financing obligation and any future acquisitions of centers from IBR are not reflected in the table above.

        Assuming we complete all the plasma center commitments noted above, we currently expect to pay approximately $16.7 million, $38.5 million and $28.8 million in 2008, 2009 and 2010, respectively, for such plasma centers. In May 2008, we exercised our option to purchase one plasma center from IBR under the above agreements, which closing we expect to occur in July 2008.

        At December 31, 2007, $6.9 million of unrecognized tax benefits have been recorded as liabilities for uncertain tax positions in accordance with FIN No. 48. We are currently under examination by the IRS for the year 2005. We believe that it is reasonably possible that within the next twelve months, we could resolve with the IRS some or all of the matters presently under consideration in the examination for 2005. Given the uncertainty regarding the ultimate timing of future cash outflows and other events that extinguish these liabilities, we have excluded the impact of our recorded FIN No. 48 liability from the table above.

        On March 1, 2008, we entered into a Plasma Sale/Purchase Agreement with a third party. Under the terms of this agreement, we purchase minimum quantities of plasma through 2010 at a fixed price, adjusted annually for changes in the applicable consumer price index. Our estimated minimum purchase commitments under this contract of $3.8 million in 2008, $7.6 million in 2009, and $8.7 million in 2010 are not reflected in the table above.

        Subsequent to December 31, 2007, we repurchased 268,279 shares of our common stock from IBR for $35.4 million at a put value of $124.87 per share plus accrued charges and 8,301 shares of our common stock from employees for $0.7 million to settle withholding tax obligations. The impact of these share repurchases is not reflected in the table above.

Non-GAAP Financial Measure

        We believe that a meaningful analysis of our historical operating performance across the periods presented is enhanced by the use of adjusted EBITDA, a supplemental non-GAAP operating performance measure, utilized by our management in the day to day operation of our business, our compensation committee in determining incentive compensation and vesting of performance-based stock options, and our lenders in determining compliance with debt covenants. We believe that analysts and investors will also use adjusted EBITDA as a supplemental measure to evaluate our operating performance across historical periods and to compare our historical operating performance to other companies in our industry, as well as to determine our valuation, and our ability to service debt.

        Adjusted EBITDA is used on a consistent basis as calculated below by our:

  •
  Management as one of the primary financial performance measures in the day to day oversight of our business to, among other things, allocate financial and human resources across our organization, determine appropriate levels of capital investment and research and development spending, determine staffing needs and develop hiring plans, manage our plants' production plans, and assess appropriate levels of sales and marketing initiatives. Adjusted EBITDA is an integral part of our internal management reporting and planning process and is one of the key operating performance measures that our management team is responsible for and upon which their performance is evaluated. Management uses adjusted EBITDA in its decision making because this supplemental operating performance measure facilitates internal comparisons to historical operating results and external comparisons to competitors' historical operating results by eliminating various income and expense items which are either not part of operating income or may vary significantly when comparing our results among the periods presented to our competitors or other companies.

  •
  Compensation committee of our board of directors as one of the primary measures in determining executive compensation. Specifically, our compensation committee uses adjusted EBITDA to determine awards for our executive management group under our Management Bonus Plan and as a criterion for performance share vesting under our 2005 Stock Option Plan. In order to motivate top performance by our executives, our compensation committee establishes operating performance targets that are high enough that there is no certainty as to achievement. The targets are changed every year and reflect challenges with respect to various factors that impact adjusted EBITDA, such as sales volumes and pricing, cost control, working capital management, sales and marketing objectives, plasma platform objectives, and R&D objectives. Our compensation committee has discretion to adjust our actual results positively or negatively, for items which, in the opinion of the compensation committee, were not reasonably within management's control. The annual cash incentive awards under our Management Bonus Plan are designed to reward achievements during a given year, while long-term incentive compensation (such as the vesting of performance shares under our 2005 Stock Option Plan) serves to drive performance that reflects stockholder interests and provides rewards commensurate with investor returns. Additional information regarding our elements of compensation is included in "Management—Compensation Discussion & Analysis".

  •
  For performance stock options, compensation is recognized over the vesting period if management believes the adjusted EBITDA and unlevered free cash flow targets will be met. If the targets are not achieved as determined by our compensation committee, our performance stock options would not vest. The Company achieved the adjusted EBITDA and unlevered free cash flow targets for 2005, 2006, and 2007, such that applicable performance stock options for those years vested on April 1 of 2006, 2007, and 2008, respectively. We recognized performance-based stock option compensation expense of $0.8 million, $1.5 million, $8.6 million and $2.7 million for the nine months ended December 31, 2005, the years ended December 31, 2006 and 2007, and the three months ended March 31, 2008, respectively. Stock options were not part of compensation expenses during the Predecessor period.

  •
  In 2005, 2006, and 2007 the adjusted EBITDA and unlevered free cash flow targets each represented 33% of the total cash compensation bonus targets paid for each of the above targets. The remaining 33% of the total cash compensation bonus target was tied to achievement of various strategic objectives. For 2008, 25% of the total cash compensation bonus target is payable upon each of the adjusted EBITDA and unlevered free cash flow targets achievement and 50% is tied to strategic objectives. If we do not achieve at least 90% of the adjusted EBITDA target, it is at the discretion of the compensation committee if any cash compensation bonus is paid. For each percentage point that we exceed the annual adjusted EBITDA or unlevered free cash flow targets, the cash compensation bonus base for each target is increased by 2.5% above the bonus base for that target. For the nine months ended December 31, 2005, years ended December 31, 2006 and 2007, and the three months ended March 31, 2008, we recognized cash bonus compensation costs of $12.0 million, $27.3 million, $22.7 million and $8.1 million, respectively, based on the achievement or projected achievement of the adjusted EBITDA and unlevered free cash flow targets and strategic objectives.

  •
  Lenders to determine compliance with debt covenants under our First and Second Lien Term Loans with Morgan Stanley and our Revolving Credit Agreement with Wachovia Bank, N.A. as discussed more completely in "Description of Certain Indebtedness". The total debt subject to covenants that use adjusted EBITDA as the basis of calculation was $1.12 billion at March 31, 2008, which represented all of our debt outstanding at March 31, 2008. Adjusted EBITDA is used as a basis for the calculation of our compliance with our Leverage Ratio (Total Debt divided by the last twelve months' adjusted EBITDA) and Interest Coverage Ratio (last twelve months' adjusted EBITDA divided by Cash Interest Expense). Both the Leverage Ratio and the Interest Coverage Ratio are

    two typical banking measures that reflect how a company is performing and whether it is generating positive cash flows as measured by adjusted EBITDA to give the lender an indication of whether the company can service its debt.

        The calculation of adjusted EBITDA used by our management, our compensation committee, and our lenders are the same as presented below. Our management, our compensation committee, and our lenders use other measures in addition to adjusted EBITDA in managing the day to day operations of our business, determining compensation targets and evaluating performance under our incentive compensation plans, and evaluating compliance with debt covenants. Adjusted EBITDA has material limitations as an analytical tool and you should not consider this measure in isolation, or as a substitute for analysis of our results as reported under accounting principles generally accepted in the U.S. (GAAP).

        Adjusted EBITDA is a financial measure that is not defined by GAAP. A non-GAAP financial measure is a numerical measure of a company's financial performance that (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in a comparable measure calculated and presented in accordance with GAAP in the statement of operations, such as net income (loss), or the statement of cash flows, such as operating cash flow; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the comparable measure so calculated and presented. Adjusted EBITDA should not be considered a substitute for any performance measure determined in accordance with GAAP.

        Certain items that we eliminate in calculating adjusted EBITDA have been significant to our business and are expected to recur in the future: (i) interest expense is a necessary element of our costs and ability to generate revenue because we incur interest expense related to our outstanding debt, (ii) to the extent that we incur income tax expense, it represents a necessary element of our costs and our ability to generate revenue because ongoing revenue generation is expected to result in future income tax expense, (iii) depreciation and amortization are necessary elements of our costs, (iv) non-cash compensation expense is expected to be a recurring component of our costs, although we expect that we will not grant equity based compensation in the same magnitude in the future, (v) expenses related to our special recognition bonuses are significant, and although we do not expect to grant bonuses of this magnitude in the future, bonuses will continue to be a key component of compensation to retain and attract employees, (vi) expenses related to debt extinguishment represents a necessary element of our costs to the extent that we restructure our debt. Although we currently believe other items such as management fees and transition and unusual or non-recurring expenses will not recur in the future in the same magnitude that they have occurred in the past, we may incur similar charges in the future.

        Interest expense, income taxes, depreciation and amortization are typical exclusions from net income when calculating the non-GAAP financial measure EBITDA. However, interest expense, income taxes, depreciation and amortization remain important elements in managing our operations.

  •
  Interest expense is largely a function of our capital structure and reflects our debt levels as determined in conjunction with our shareholders' objectives and evaluation of various financing alternatives. Management's effectiveness in managing cash and the related impact on interest expense is through the measurement and monitoring of unlevered free cash flow. We report upon and evaluate unlevered free cash flow monthly in comparison to our operating plan as well as comparable periods. Additionally, unlevered free cash flow is an important performance measure used by the compensation committee in determining management bonuses as well as the vesting of performance-based stock options.

  •
  Depreciation and amortization primarily result from the allocation of resources relative to investment decisions by our management and board of directors. Management provides capital spending plans annually to our board of directors for approval. Management performance relative to depreciation and amortization is evaluated through review of monthly results versus plan as well as net income and earnings per share.

  •
  Income tax expense results from our performance and applying statutory tax rates in jurisdictions in which we operate coupled with the application of the income tax accounting guidance and tax planning strategies. Management is evaluated regarding income tax expense based on our overall effective tax rate relative to our business structure and our competitors as well as net income and earnings per share.

        We do not rely solely on adjusted EBITDA as a performance measure and also consider our U.S. GAAP results. Adjusted EBITDA is not a measurement of our financial performance under U.S. GAAP and should not be considered an alternative to net income, operating income, operating cash flow, or any other measures derived in accordance with U.S. GAAP. Because adjusted EBITDA is not calculated in the same manner by all companies, it may not be comparable to similarly titled measures used by other companies. To properly and prudently evaluate our business, we encourage you to also review the U.S. GAAP financial statements included elsewhere in this prospectus, and not to rely on any single financial measure to evaluate our business.

        In the following table, we have presented a reconciliation of EBITDA and adjusted EBITDA to the most comparable U.S. GAAP measure, net income (loss):

				Successor
	Predecessor	Successor	Combined
				Years Ended December 31,		Three Months Ended March 31,
	Three Months Ended March 31, 2005	Nine Months Ended December 31, 2005	Year Ended December 31, 2005
				2006	2007	2007	2008
Net income (loss)	$(11,600)	$222,738	$211,138	$87,385	$123,565	$34,296	$9,565
Extraordinary items(a)	—	(265,503)	(265,503)	(2,994)	—	—	—

Income (loss) before extraordinary items	(11,600)	(42,765)	(54,365)	84,391	123,565	34,296	9,565
Interest expense, net(b)	—	21,224	21,224	40,867	110,236	27,952	24,763
Income tax expense (benefit)(c)	5,100	2,251	7,351	2,222	(40,794)	2,055	6,725
Depreciation and amortization(d)	8,000	1,431	9,431	4,960	10,749	1,965	3,767

EBITDA	1,500	(17,859)	(16,359)	132,440	203,756	66,268	44,820
Transition and other non-recurring expense(e)	—	12,809	12,809	73,203	15,251	2,651	—
Management fees(f)	—	3,350	3,350	5,645	6,097	1,512	1,526
Non-cash stock option expense(g)	—	1,323	1,323	2,244	13,911	1,558	5,318
Non-cash restricted stock expense(g)	—	—	—	435	7,330	1,305	2,579
Non-cash unrestricted stock expense(g)	—	—	—	3,960	—	—	—
Special recognition bonus expense(h)	—	—	—	37,891	8,167	2,236	1,746
Equity in earnings of affiliate(i)	—	(197)	(197)	(684)	(436)	(171)	(87)
Loss on extinguishment of debt(j)	—	—	—	8,924	—	—	—
Gain on sales of equipment(k)	—	—	—	—	(94)	(320)	—
Asset impairment charge(1)	—	—	—	—	2,789	—	16,400

Adjusted EBITDA	$1,500	$(574)	$926	$264,058	$256,771	$75,039	$72,302

(a)
Represents non-cash purchase accounting adjustments associated with our acquisition of the Bayer Plasma net assets.

(b)
Represents interest expense associated with our debt structure. As Predecessor, we were not allocated interest charges from Bayer, from our formation as Talecris on March 31, 2005 through March 30, 2006 our capital structure consisted of a $400.0 million credit facility, from March 30, 2006 through December 6, 2006 our capital structure consisted of a $440.0 million credit facility, and from December 6, 2006 through the present date, our capital structure consists of a $1.1 billion credit facility.

(c)
Represents our income tax expense (benefit) as presented on our income statement.

(d)
Represents depreciation and amortization expense associated with our property, plant, equipment, and all other intangible assets. As a result of our application of purchase accounting for our acquisition of the Bayer Plasma net assets, property, plant, equipment, and all other intangible assets acquired were recorded at zero fair value.

(e)
Represents the expense associated with the development of our internal capabilities to operate as a standalone company apart from Bayer, consisting primarily of consulting services associated with developing our corporate infrastructure. We believe these costs are non-recurring once the related infrastructure has been established and we have completed our overall transition from Bayer.

(f)
Represents the advisory fees paid to Talecris Holdings, LLC, our sponsor, under the Management Agreement, as amended. This agreement will be terminated in connection with this offering.

(g)
Represents our non-cash equity compensation expense associated with stock options, restricted stock, and unrestricted stock. As Predecessor, we did not have an equity compensation plan.

(h)
Represents compensation expense associated with special recognition bonus awards granted to certain of our employees and senior executives. These awards were granted to reward past performance and were provided to these individuals in recognition of the extraordinary value realized by us and our stockholders due to the efforts of such individuals since inception of our operating activities on April 1, 2005. While the awards included deferred distributions for employee retention, we do not anticipate granting similar awards in the future.

(i)
Represents non-operating income associated with our 30% investment in Centric Health Resources, Inc., which we believe are not part of our core operations.

(j)
Represents prepayment penalties and charges to write-off previously capitalized financing charges associated with our December 6, 2006 debt recapitalization transaction.

(k)
Represents net gains on sales of equipment which we believe are not part of our core operations.

(l)
Represents asset write-downs of $2.8 million in 2007 and $0.1 million for the quarter ended March 31, 2008 regarding impaired capital project costs and an inventory impairment charge of $16.3 million in the quarter ended March 31, 2008 regarding a plasma center cGMP non-compliance matter resulting from employee collusion.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        The primary objective of our investment activities is to preserve our capital to fund operations. We also seek to maximize income from our investments without assuming significant risk. To achieve our objectives, we maintain a portfolio of cash equivalents and investments in a variety of securities of high credit quality. As of March 31, 2008 we had cash and cash equivalents of $50.2 million. A portion of our investments may be subject to interest rate risk and could decline in value if market interest rates increase. However, because our investments are short-term in duration, we believe that our exposure to interest rate risk is not significant and a 100 basis point movement in market interest rates would not have a significant impact on the total value of our investment portfolio. We actively monitor changes in interest rates.

Interest Rate Risk

        We are exposed to interest rate risk through our floating rate debt instruments. At March 31, 2008, our indebtedness totaled $1.12 billion, all of which exposed us to floating interest rates. Based upon the average floating rate debt levels outstanding during the three months ended March 31, 2008, which are not covered by our interest rate swaps and caps, a 100 basis point increase in interest rates would have impacted our interest expense by approximately $1.1 million.

        As part of our overall financial risk management policy and as required under the terms of our First and Second Lien Term Loans, we have entered into interest rate protection agreements consisting of interest rate swap and caps which are intended to convert variable interest rates to fixed interest rates on a portion of our long-term indebtedness. At March 31, 2008, we had 5 variable-to-fixed interest rate swaps outstanding in the aggregate notional principal amount of $500.0 million, which mature on various dates through February, 2013. At March 31, 2008, we also had 2 interest rate caps outstanding in the aggregate notional principal amount of $175.0 million which mature on February 14, 2010. We account for our derivative financial instruments as effective cash flow hedges under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. We do not use derivative financial instruments for speculative or trading purposes.

Foreign Currency Risk

        We operate internationally and enter into transactions denominated in foreign currencies. As such, our financial results are subject to the variability that arises from exchange rate movements in relation to the U.S. dollar. Our foreign currency exposures are primarily limited to the Canadian dollar and the euro. We translate the financial statements of international subsidiaries to their U.S. dollar equivalents at end-of-period currency exchange rates for assets and liabilities and at average currency exchange rates for revenue and expenses. We record these translation adjustments as a component of other comprehensive income (loss) within stockholders' deficit. We recognize transaction gains and losses arising from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency as incurred in our consolidated income statements. We incurred transaction gains of $5.4 million for the three months ended March 31, 2008 primarily as a result of a weakening U.S. dollar as compared to the euro.

        Since we operate internationally and approximately 34.9% of our net revenue for the three months ended March 31, 2008 was generated outside of the United States, foreign currency exchange rate fluctuations could significantly impact our financial position, results of operations, cash flows and competitive position. Our product net revenue was positively impacted by $4.2 million, or 1.4%, as a result of favorable foreign currency exchange rate fluctuations in relation to the U.S. dollar during the three months ended March 31, 2008.

        For purposes of specific risk analysis, we used a sensitivity analysis to measure the potential impact to our consolidated financial statements for a hypothetical 10% strengthening of the U.S. dollar compared with the Canadian dollar and euro for the three months ended March 31, 2008. Assuming a 10%

strengthening of the U.S. dollar, our product net revenue would have been negatively impacted by approximately $3.4 million and there would have been minimal impact to our transaction gains for the three months ended March 31, 2008. To date, we have not hedged our exposure to changes in foreign currency exchange rates, and as a result, we could incur unanticipated translation gains and losses.

Commodity Risk

        Plasma is the key raw material used in the production of our products, which has historically accounted for more than half of our cost of goods sold. We procure plasma from our own plasma collection centers and from third parties, all located within the United States. In periods of rising demand for these materials, we may experience increased costs and/or limited supply. These conditions can potentially result in our inability to acquire key production materials on a timely basis, or at all, which could impact our ability to produce products and satisfy incoming sales orders on a timely basis resulting in the breach of distribution contracts, or otherwise harm our business prospects, financial condition, results of operations and cash flows. In addition, increased costs of materials or the inability to source materials could result in higher costs of production resulting in compressed profit margins, loss of customers, a negative effect on our reputation as a reliable supplier of plasma-derived products, or a substantial delay in our production growth plans.

        In order to enhance the predictability, sustainability, and profitability of our plasma supply, we are growing and integrating our raw material supply chain through the expansion of our plasma collection platform. Along with our strategic partners, as of June 30, 2008, we have operated 67 plasma collection centers, of which 47 are licensed and 54 were owned by Talecris. These centers represent approximately two-thirds of our currently planned plasma collection center network. We expect that this network will provide in excess of 90% of our plasma supply in the long-term and thus limit our reliance on third party suppliers.

        For purposes of specific risk analysis, we used a sensitivity analysis to measure the potential impact to our consolidated financial statements for a hypothetical 10% increase in the cost of plasma used to produce the products sold during the three months ended March 31, 2008. Assuming this 10% increase in the cost of plasma, our cost of goods sold would have increased by $9.1 million and our gross margin would have been negatively impacted by 300 basis points for the three months ended March 31, 2008. This sensitivity analysis assumes that we would not be able to pass the hypothetical cost increase to our customers in the form of pricing increases.

INDUSTRY

Overview of the Plasma Products Industry

        Market Dynamics.    The human plasma-derived products industry has demonstrated total sales growth at a compound annual rate of approximately 7% globally over the past 20 years with worldwide sales of approximately $9.0 billion in 2007 based upon the MRB Worldwide Book, the MRB Worldwide Book 1984-2000, and our estimates of recent industry growth. U.S. sales have grown at a compound annual rate of approximately 9% over the past 17 years with sales of $3.5 billion in 2007 according to the MRB U.S. Book. Consistent worldwide growth in demand and favorable supply/demand dynamics have generally provided a basis for price increases over the past four years. The key factors driving demand include population growth, the expansion of labeled indications for existing products, including approvals in new geographic markets, the discovery of new applications for plasma-based products, improved patient compliance to therapy, and the increased diagnosis of patients who will benefit from the therapies.

        Significant consolidation has reduced the number of major producers of plasma products to five companies, including us. Three companies, including us, currently collectively account for almost 83% of U.S. sales according to the MRB U.S. Book. This consolidation accompanied the exit of major non-profits, such as the American Red Cross, from the industry. The exiting non-profits operated under a different business model than commercial fractionators, viewing the plasma business as a way to offset costs of whole blood collection. The resulting industry has fewer participants, which tend to be larger, vertically integrated and more profit driven, with the economics necessary to permit them to invest in the development of new therapies and indications, and new more efficient and compliant facilities to serve the patient community. The complete vertical integration of leading fractionators, other than Talecris, has also resulted in consolidation of plasma suppliers.

        The outlook for the demand of plasma-derived products is positive. We expect demand for plasma-derived products to grow at a compound annual rate of 6% to 8% for the next five to seven years based upon the MRB IPPC Statistics and the MRB Worldwide Book. From 2005 to 2010 sales are anticipated to grow significantly, driven principally by the following factors:

  •
  population growth;

  •
  discovery of new applications and indications for plasma-based products;

  •
  growth of diagnosed cases (especially in A1PI where the majority of patients are thought to be undiagnosed);

  •
  increased treatment of untreated but diagnosed patients;

  •
  increased patient compliance and appropriate treatment levels for diagnosed, treated patients; and

  •
  geographic market expansion.

        In addition, improved yields and production efficiency are driving margin expansion. We believe that continued growth in demand will sustain a favorable pricing environment.

        There are significant barriers to entry into the plasma derivatives manufacturing business, including the operationally complex nature of the business, which requires a highly skilled workforce with specialized know-how; significant intellectual property, including trade secrets relating to purification of products and pathogen safety; and the ability to comply with extensive regulation by the FDA and comparable authorities worldwide. Additionally, the construction and maintenance, including regular improvements necessitated by evolving standards of current Good Manufacturing Practices (cGMP), of production facilities requires extensive capital expenditures and may involve long lead times to obtain necessary governmental approval. For example, we have invested approximately $500 million in our primary manufacturing facility since 1995. In addition, any new competitors in the U.S. would need to secure an adequate supply of U.S. plasma since, as a practical matter, although plasma collected in the U.S. may be certified for use in products sold in Europe and Canada, only plasma collected in the U.S. is certified for use in products sold in the U.S. Since there are currently a very limited number of independent plasma suppliers, most of whose plasma collection and center development capacity is already contracted to existing fractionators, any new competitor would likely have to develop their own U.S. based plasma collection centers and related infrastructure.

Plasma-Derived Products Market

        The three largest selling plasma proteins, which together constituted approximately 69% and 75% of plasma-derived product sales in the world in 2005 and the U.S. in 2007, respectively, and their therapeutic properties are:

  •
  IGIV products, which are antibody-rich plasma therapies that have long been used in the treatment of primary immune deficiencies (to provide antibodies a patient is unable to make) and certain autoimmune disorders (e.g., idiopathic thrombocytopenic purpura or ITP) where

  IGIV is thought to act as an immune modulator. Physicians frequently prescribe IGIV for a wide variety of diseases even though these uses are not described in the product's labeling and differ from those tested in clinical studies and approved by the FDA or similar regulatory authorities in other countries. These unapproved, or "off-label," uses are common across medical specialties, and physicians may believe such off-label uses constitute the preferred standard of care or treatment of last resort for many patients in varied circumstances. We believe that a majority of IGIV volume is used to fill physician prescriptions for indications not approved by the FDA or similar regulatory authorities. Demand for IGIV has increased rapidly in recent years, and it now represents the largest plasma-derived product by value. It is one of the key growth drivers of the sector largely due to the increasing number of medical conditions for which IGIV is used. Global demand is expected to grow between 6% and 8% per annum, by volume, through 2010 with similar growth in the U.S. Because IGIV is a complex mixture of antibody molecules, no recombinant (or synthetic) means of production currently exists, thus IGIV can only be derived from human plasma. Our largest product, Gamunex®, Immune Globulin Intravenous (Human), 10% Caprylate/Chromatography Purified, is one of the leading products in the IGIV market, with a reputation as a premium product within the intravenous immune globulin, or IGIV, category.

  •
  Factor VIII, which is a blood coagulation factor for the treatment of Hemophilia A. A recombinant substitute has been developed for Factor VIII. Recombinant Factor VIII is currently priced higher than plasma-derived Factor VIII because recombinants have generally been perceived in the market to be safer. Worldwide demand for Factor VIII is expected to increase to approximately 2,376 million international units by 2010. In 2005, worldwide sales of plasma-derived FVIII were $936 million and comprised 13% of the global plasma products. Recombinant FVIII sales in 2005 were $2.5 billion worldwide. Recombinant FVIII was more prevalent in the U.S. in 2007 with 81% of total FVIII sales and 78% of units. In Europe, recombinant FVIII had 71% of sales and 60% of the units. Within the Asia Pacific market, plasma-derived and recombinant FVIII each had about 50% of the market in sales and units. The plasma-derived FVIII market is forecasted to grow 1% per year through 2009, and the recombinant market is expected to grow 6% to 7% per year through 2009. We produce and market plasma-derived Factor VIII under our Koate DVI Antihemophilic Factor (Human) brand.

  •
  Albumin, which is used as an expander of plasma volume after significant blood losses during surgery or trauma, for severe burns or for patients with acute liver or kidney failures. Prices of, and demand for, albumin have stabilized recently as the market has recognized that albumin has therapeutic significance and cannot be substituted simply by synthetic volume expanders. The demand for albumin has increased since 2000 and is projected to grow moderately over the next few years. Prices for albumin have increased significantly since 2005, although they have not reached historical highs, as the average selling price for albumin reached $50.15 in 1998. The average selling price in 2007 was $28.55, having grown at a CAGR of 35% since 2005, when the U.S. average selling price (ASP) was $15.58. We produce and market albumin and Plasma Protein Factor (human) (PPF) under two brand names: Plasbumin and Plasmanate, both of which are derived from plasma Fraction V.

        A fourth protein, A1PI, is financially important to us and is growing in sales. From December 1987 to December 2002 we had the only FDA approved A1PI product, Prolastin A1PI, which had annual sales of $276.5 million in 2007. In December 2003, two competing A1PI products were introduced into the market. We expect that increased spending on patient identification and physician education, as well as product introduction in additional countries will increase the demand for A1PI products.

        The following chart presents a breakdown of worldwide sales of plasma derivatives by product category in 2005.

2005 Plasma Derivative Worldwide Sales by Category

Plasma-Derived Products Sales by Geographic Region

        Due to the high demand and cost of plasma-based treatments, the majority of plasma sales are derived from the more economically developed regions in the world. Compared to the U.S. and Canada, where the industry is open, though highly regulated, Europe is characterized by local fractionators, considerable government control, and divergent health care systems. Japan is mainly supplied by local producers. The following chart presents a breakdown of the global sales of plasma derivatives by region in terms of sales in 2005.

Estimated 2005 Plasma Derivative Worldwide Sales by Region

Plasma Collection and Testing

        Plasma may be obtained in two different ways. The traditional method is through the separation of plasma from blood obtained from a blood donation. This is referred to as "recovered plasma." This plasma is the by-product of donations made at blood banks or transfusion centers because the main objective of these banks and centers is to obtain the blood cells and platelets.

        The second method for obtaining plasma is through a process called "plasmapheresis" whereby plasma is mechanically separated from the cellular elements of blood (such as red and white cells and platelets) through centrifugation or membrane filtration at the time the donation is made. These cellular elements are then returned to the donor as part of the same procedure. Because blood cells are returned, it is possible for individuals to donate plasma more frequently than whole blood. Plasma obtained through plasmapheresis is referred to as "source plasma." We believe that source plasma constitutes roughly two-thirds of plasma processed by fractionators.

        In order to prevent the deterioration of coagulation factors, plasma is typically frozen as soon as possible after collection. Source plasma is generally frozen within six hours following donation, whereas recovered plasma must first be separated from the blood cells. Freezing must be carried out within 24 to 72 hours if intended for the fractionation and purification of proteins.

        U.S. and European regulatory authorities impose stringent requirements to avoid the transmission of blood borne diseases. Each donation is typically tested for the following infections: Hepatitis A, Hepatitis B, Hepatitis C, Parvo B-19 and HIV. Then it is sent to a fractionator, where it undergoes additional viral marker testing as well as nucleic acid testing in the production environment. Thereafter, it is broken down into its constituent parts, or "fractions." "Bulk" fractions are further refined into final products through various purification processes, formulation and aseptic filling.

        As a practical matter, although plasma collected in the U.S. may be certified for use in products sold in Europe, only plasma collected in the U.S. is certified for use in products sold in the U.S.

Production of Plasma-Derived Products (Fractionation)

        Three principle techniques are used to separate proteins into bulk fractions: the Cohn, Kistler-Nitschmann and Chromatography techniques.

  •
  Cohn.    Cohn, the most widely employed technique and the one we use, subjects plasma to varying conditions of alcohol concentration, pH level and temperature to separate specific protein fractions from the plasma. The fractions are then collected using centrifugation or filtration. Following fractionation, the protein pastes are purified using steps such as solvent detergent treatment, caprylate incubation, column chromatography, and various methods of filtration. In 2003, we began use of the more advanced chromatography technique for purification of fraction II and III paste to produce our Gamunex IGIV product.

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  Kistler-Nitschmann.    Kistler-Nitschmann is derived from the Cohn process and is often used in smaller fractionation facilities. This technique produces a limited product range, consisting of primarily immunoglobulins and albumin.

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  Chromatography.    Chromatography separates plasma proteins by specifically targeting the unique characteristics of each protein, which include: molecular size, using gel filtration; charge, using ion exchange chromatography; and known reactions with specific molecules, using affinity chromatography. Chromatography has higher product purity and superior product yields compared to the Cohn technique. However, regulatory hurdles, including the approval process for the procedure and the type of production facility required, have made the cost of switching to chromatography very expensive. As a result, few plasma fractionators have adopted this technique for fractionation, although many use it for purification.

        Once the plasma has been broken down into bulk fractions using one of these separation techniques, each fraction undergoes a series of production steps including purification, filling, freeze-drying (for those products requiring lyophilisation), packaging and distribution. Purification involves the further isolation of the fraction, as well as viral removal/inactivation steps, using a variety of technologies. The specific procedures used differentiate the end product and are generally proprietary to each fractionator.

Plasma Supply Consolidation and Rationalization

        Plasma-derived product manufacturers secure human plasma from either external (e.g., a blood bank or external plasma collection center) or internal (e.g., self run plasma collection centers) sources. We expect our network to provide in excess of 90% of our plasma supply in the long term. Historically, there had been an oversupply of plasma in the United States, but recently this trend has reversed. All three major producers are either fully integrated or, like Talecris, have a significant percent of their total plasma collection internalized as a result of vertical integration. The number of U.S. plasma centers declined 35% from 454 in 1996 to 296 in 2004 and then began to increase in 2005 reaching an estimated 350 centers at the end of 2007. Estimates predict a total of approximately 375 centers by the end of 2008. There was a 7% decrease in the total volume of plasma collected worldwide, during 2000-05, from 19.4 million liters of plasma collected in 2000 to 18 million liters collected in 2005. Market estimates now point, however, to new growth in global plasma collection as new centers are developed and per center productivity improves. Even with the recent growth, there are still fewer plasma centers today than in the mid-80's. Prices of source plasma have increased over the past decade, driven by increased collection and testing costs, as well as growth in demand driven by demand for key products, which has increased steadily for over 20 years. The decrease in plasma supply resulting from industry rationalization and vertical integration was mitigated by the ability of manufacturers to use existing product and plasma inventories and to leverage new manufacturing efficiencies resulting in increased yields of products. A continued increase in demand for plasma products in recent years has led to industry supply constraints which supported pricing increases for many plasma products and stimulated the addition of new plasma collection centers to meet the increased need for sourced plasma. As a result, prices for key plasma-derived products have generally increased over the past three years.

        In addition to the overall reduction in plasma supply discussed above, industry consolidation has reduced the number of suppliers. As a result, it is becoming increasingly difficult to resolve any significant disruption in supply of plasma or an increased demand for plasma with plasma from alternative sources.

Fractionation and Purification Capacity Rationalization

        As overall plasma supply was reduced in recent years, industry utilization of facilities and in some cases capacity for fractionation was also reduced. Currently, product production capacity may be limited by fractionation capacity or purification capacity. As plasma supply increases, we expect industry-wide fractionation capacity utilization to increase and reach near maximum by 2012. We believe that some manufacturers are currently constrained by lack of purification capacity, but that over this time period, purification capacity will also be increasing as planned new facilities come on line. We believe that beyond 2012, any significant increases in output will require significant investment in new facilities throughout the industry.

Industry Consolidation

        We believe that, in addition to the capacity reductions described above, the plasma products industry has been transformed in the past decade by the exit of traditional pharmaceutical companies, such as Aventis S.A., Bayer AG and Mitsubishi Pharma Corporation, and of major non-profits, such as the American Red Cross, from the plasma proteins business. Major pharmaceuticals exited for a number of reasons, including the high capital requirements of the plasma business and the desire to increase management focus on the traditional "small molecule" pharmaceutical business. Non-profits operated under a different business model than commercial fractionators, viewing the plasma business as a way to offset costs of whole blood collection. As such, non-profits were more inclined to maintain low finished product prices. Over the same period, the industry had undergone sudden restrictions in product supply, with the imposition of consent decrees resulting from regulatory action by the FDA against certain manufacturers, which limited their ability to release product for sale. These restrictions on product release were lifted in relatively close proximity in 2000 and 2001, resulting in a flood of pent-up inventory on the market, creating an excess supply environment in subsequent years. In response, the remaining producers subsequently rationalized production and plasma collection capacity and began to vertically integrate. The number of major producers of plasma products globally decreased from 13 in 1990 to 8 in 2002 and to 5 in 2005. Three major producers, including us, collectively accounted for almost 83% of 2007 U.S. sales of plasma-derived products. The resulting industry has fewer participants, that tend to be larger, vertically integrated and more profit driven.

Recombinant Manufacturing

        During the late 1970s and early 1980s, a proportion of plasma-derived Factor VIII patients were exposed to HIV and Hepatitis C through contaminated FVIII products. In an effort to eliminate the risk of pathogen transmission, scientists developed recombinant or synthetic alternatives to plasma-derived FVIII products for the treatment of Hemophilia A and Hemophilia B.

        Recombinant products have taken a significant share of Factor VIII sales due to their independence from human plasma. Of the 5.3 billion units of Factor VIII sold in 2005, approximately 57% were recombinant. On a per unit basis, recombinants are priced approximately 50% higher than plasma-derived products and have been adopted more rapidly in the U.S. and industrialized nations. The high cost of recombinant products prevents their use in developing markets where plasma derivatives are the standard.

        Although recombinant technology could be used to produce any of the coagulation proteins found in blood, its use is limited to larger, more developed markets, which have the demand to sustain the high cost of development. Most other plasma products, such as IGIV and A1PI, are not currently produced using recombinant technologies for human therapeutic use.

        In the case of IGIV, this is due to its nature as a collection of different types of antibodies, which makes the development of a recombinant version very difficult. In the case of A1PI, we believe that no recombinant competitor for the therapy of Alpha-1 deficiency has developed a molecule that could have a half-life equivalent to the plasma-derived protein; however, emerging protein production technologies could make a recombinant competitor feasible.

        We have begun work to develop a recombinant version of Plasmin. We have secured intellectual property rights around this product and hope to eventually commercialize recombinant Plasmin for the treatment of ischemic stroke. The ability for us to produce therapeutic proteins by recombinant means would significantly expand our opportunities to produce additional products in the future.

U.S. Plasma Products Distribution

        Historically, manufacturers of plasma-derived products sought to distribute their finished product through the same distribution channels as pharmaceuticals, typically through wholesalers, which purchased products at fixed prices, re-sold them at contract prices and charged the difference to the manufacturer. The plasma therapeutics market, however, has evolved from wholesalers to highly specialized plasma distributors, including:

  •
  "Group Purchasing Organizations," or GPOs, which are umbrella buying groups representing inpatient and outpatient hospitals and non-acute members who benefit through consolidated supply contracts. GPOs do not purchase products directly, rather, they select authorized distributors which purchase inventory and handle all product logistics for their members. GPOs typically carry two or more of each brand of product under multi-year purchase contracts.

  •
  Wholesalers/Distributors either provide product direct to, or enter into distribution agreements with, hospitals, GPOs, and physician offices. The distributor is generally paid service fees for "encumbered" products on a GPO contract, or they purchase "unencumbered" products directly from manufacturers which are not part of a GPO contract. Distributors determine which customers receive this "unencumbered" product.

  •
  Homecare and specialty pharmacy providers are a growing segment which provides patient treatment in the home, either through self-medication or with the assistance of a nurse. These providers either purchase products direct from manufacturers or through GPOs.

  •
  Manufacturing Direct programs distribute products directly to a physician's office or patient's home.

        The distribution by product line and type may be summarized as follows:

  •
  It is estimated that 70% of the IGIV sold in the U.S. in 2007 was purchased by hospitals through contracts negotiated with GPOs; physician offices represented about 13% of IGIV volume; and homecare companies and specialty pharmacies represented 17% of the IGIV volume.

  •
  Albumin is generally used in surgical and trauma settings and is generally sold to hospital groups.

  •
  Clotting factors, such as Factor VIII, generally are self administered by patients and are mainly channeled from manufacturers to patients through home care companies and similar agencies.

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  A1PI is generally distributed by homecare companies and specialty pharmacies and administered by a nurse at home or at a hospital infusion suite. In the U.S., Prolastin A1PI is sold directly to patients through our Prolastin Direct program, which includes nursing, reimbursement, and health management services. These services are administered by Centric Health Resources, in which we hold a 30% equity interest. Competing products in the U.S. generally sell to homecare providers.

BUSINESS

Overview

        We are a biopharmaceutical company that is one of the largest producers and marketers of plasma-derived protein therapies in the world. We develop, produce, market and distribute therapies that extend and enhance the lives of people suffering from chronic and acute, often life-threatening, conditions, such as immune deficiency disorders, alpha-1 antitrypsin (AAT) deficiency, infectious diseases, hemophilia and severe burns. In 2007, our internal estimates show that we ranked second in the North American market with a 26% share of combined product sales and contract manufacturing based upon the MRB U.S. Book, the MRB Canada Book and the MRB Worldwide Book. In 2007, we ranked third in the approximately $9.0 billion global plasma-derived proteins market with an internally estimated 13% share of product sales, based on 2005 MRB data and estimates of 2005-07 growth. We have lost overall share in the plasma-derived proteins market as a result of loss of share by our largest product, Gamunex, Immune Globulin Intravenous (Human), 10% Caprylate/Chromatography Purified.

        We began operations as an independent company on April 1, 2005, upon the completion of our acquisition of substantially all of the assets and specified liabilities of the Bayer Plasma Products Business Group, an operating unit of the Biological Products division of Bayer Healthcare LLC, which is a subsidiary of Bayer AG. During the year ended December 31, 2007, we generated net revenue and net income of $1.2 billion and $123.6 million, respectively.

        Gamunex is one of the leading products in the intravenous immune globulin (IGIV) market, with a reputation as a premium product. We estimate that the Gamunex IGIV share of unit volume in 2007 was 23%, 84%, and 20% in the U.S., Canada, and Germany, respectively. Although Gamunex IGIV experienced an increase of share of unit volume in 2005 and 2006, we believe in 2007 that our supply constraints for Gamunex IGIV (due to limited availability of plasma) have resulted in a loss of share in the U.S. from a peak of 29%. We believe we lost additional share in these markets for the first half of 2008; however, as our supply increases, we expect to recapture at least a portion of the lost share. Our second largest product, Prolastin Alpha 1 Proteinase Inhibitor (Human) has the largest share of sales in the United States and European Union and a high degree of brand recognition within the alpha-1 proteinase inhibitor, or A1PI, category, which is one of the fastest growing categories in the plasma-derived protein therapy industry. Our six key products categories and their indications are given in the table below:

Segment and Talecris Key Products	Our Indications	Talecris Share of Sales	Market Historic Growth Rate CAGR	Talecris Net Revenue 2007(000's)

IGIV Gamunex IGIV	U.S. and EU—Primary Immune Deficiency Idiopathic Thrombocytopenic Purpura. EU only—Guillain Barre Syndrome, Chronic Lymphocytic Leukemia, Post Bone Marrow Transplant	24%—U.S.(1) 19%—Worldwide(2)	15%—U.S.(3) 11%—Worldwide(4)	$476,009—U.S. $674,329(7)—Worldwide

A1PI Prolastin A1PI	AAT Deficiency related emphysema	70%—U.S.(1) 78%—Worldwide(2)	16%—U.S.(3) 15%—Worldwide(4)	$181,994—U.S. $276,538—Worldwide

Fraction V (Albumin and PPF) Plasbumin-5 (Human) 5% USP Plasbumin-20 (Human) 25% USP Plasmanate, Plasma Protein Fraction 5% USP	Plasma expanders, severe burns, acute liver and kidney failures	14%—U.S.(1) 7%—Worldwide(2)	22%—U.S.(5) 5%—Worldwide(4)	$36,709—U.S. $78,410(7)—Worldwide

Factor VIII Koate DVI	Hemophilia A	0.4%—U.S.(1) 3%—Worldwide(2)	7%—U.S.(6) 0.3%—Worldwide(4)	$7,016—U.S. $33,698—Worldwide

Antithrombin III Thrombate III antithrombin III	Anticoagulant	100%—U.S.(1) 7%—Worldwide(2)	5%—U.S.(8) 4%—Worldwide(4)	$15,826—U.S. $15,826—Worldwide

Hyperimmunes GamaStan, HyperHepB, HyperRho, HyperRab, HyperTet	Hepatitis A, Hepatitis B, Rabies, RH Sensitization, Tetanus	16%—U.S.(1) 10%—Worldwide(2)	4%—U.S.(5) 5%—Worldwide(4)	$49,777—U.S. $68,799—Worldwide

(1)
For the 2007 calendar year, according to MRB.

(2)
For the 2005 calendar year, according to MRB.

(3)
Represents the compound annual growth rate from 1996 to 2007, calculated based on data from MRB.

(4)
Represents the compound annual growth rate from 1994 to 2005, calculated based on data from MRB.

(5)
Represents the compound annual growth rate from 2003 to 2007, calculated based on data from MRB.

(6)
Represents the compound annual growth rate from 1986 to 2007, calculated based on data from MRB.

(7)
Includes tolling revenues from Canadian blood system.

(8)
Represents the compound annual growth rate from 2000 to 2007, calculated based on data from MRB.

        We established our leading market positions through a history of innovation including developing the first ready-to-use 10% liquid IGIV product in North America and the first A1PI product globally. We continue to develop products to address unmet medical needs and employ over 250 scientists and support staff to develop new products, expand the uses of our existing products, and enhance our process technologies. We focus our research and development efforts in three key areas: continued enhancement of our process technologies, including pathogen safety, life cycle management for our existing products, including new indications, and discovery of new products. Our research and development expenditures amounted to $61.3 million for the year ended December 31, 2007.

        Our business is supported by a fully integrated infrastructure including, as of June 30, 2008, 54 Talecris-owned plasma collection centers, two owned and operated manufacturing facilities, a differentiated distribution network and sales and marketing organizations in the U.S., Canada and Germany. Our heritage of patient care innovations in therapeutic proteins dates back to Cutter Laboratories, which began to produce plasma-derived products in the early 1940s, and its successor companies, including Miles Inc., Bayer Corporation and Bayer Healthcare LLC. Our long experience as a producer and marketer of plasma-derived protein therapies has enabled us to forge strong ties with members of the medical community, patient advocacy groups and our distributors.

Competitive Strengths

        We believe that the following strengths position us to compete effectively in the plasma products industry:

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  Premium Global Liquid 10% IGIV product.    Our product, Gamunex IGIV, which was launched in North America in 2003 as a premium ready-to-use liquid IGIV product, is one of the leading products in the IGIV market with a 24% share of U.S. sales in

  2007 according to the MRB U.S. Book. This share is down 2% from our 26% share in 2006 due, we believe, to our plasma supply constraints. Our current global share has likely been similarly impacted by our supply constraints, although third-party data more recent than 2005 is not yet available. We believe Gamunex IGIV is considered to be the industry benchmark due to a comprehensive set of differentiated product characteristics that have positioned it as the premium product in its category since its launch. Gamunex IGIV is a ready-to-use 10% liquid product with no sugar, which makes it a product of choice for many patients and physicians. Gamunex was shown to be the preferred liquid IGIV of allergists/immunologists in the United States (source: Harris Interactive Report January 2007). As a measure of our focus on continued enhancement of product safety, our IGIV therapy is labeled by the FDA with respect to prion removal. We also use a patented caprylate process that preserves more of the fragile IgG proteins compared to prior generation IGIV products made with a harsher solvent/detergent purification process. As a result of its differentiated characteristics, Gamunex IGIV achieves a price premium compared to most other IGIV products. We focus on enhancing this position in this attractive product class through continued innovation. We are currently pursuing an indication for Gamunex IGIV in CIDP (chronic inflammatory demyelinating polyneurophathy) and have been granted orphan drug designation and Priority Review by the FDA as well as Priority Review by Health Canada. In addition, we are also developing an option for subcutaneous administration of IG.

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  Leading Producer of A1PI with Strong Brand Recognition.    We are the world's largest producer of A1PI, which is used for the treatment of AAT deficiency-related emphysema. Prolastin A1PI has the leading share of sales in the United States and the European Union, and is the only A1PI product licensed in Canada (1988), Germany (1988), Italy (1998) and Austria (2002). Prolastin is currently sold in all these markets. While other manufacturers began selling A1PI products in the United States and Spain beginning in 2003, we continue to benefit from having been the first provider in this product class and from our strong relationships with the primary patient advocacy groups. Our Prolastin Direct direct-to-patient delivery system in the U.S. with a sophisticated disease state management program provides us a competitive advantage through increased patient loyalty, a high degree of channel integrity, proprietary customer and sales data, and a predictable revenue stream with better economics than indirect channels. We remain committed to expanding our A1PI presence globally. In 2006 we became the first producer of an A1PI therapy to complete a Mutual Recognition Procedure, giving us the regulatory approval necessary to sell Prolastin A1PI in ten additional European countries. Based upon our internal estimates, we believe that approximately 30% of the global patient population resides in European markets where Prolastin is now licensed. Spain is the only one of these European countries with another licensed A1PI product. We are currently in reimbursement negotiations in these countries, which must be concluded before we can expect to significantly increase sales in these countries. In addition, we are developing additional product enhancements, including Alpha-1 MP A1PI, providing for increased yield and purity, and an inhaled version of our A1PI product.

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  Leader and Innovator in the Global Plasma Products Industry with a Well-Established, Integrated Platform.    We are one of the largest producers and marketers of plasma-derived protein therapies in the world. We have a successful history of product innovation and commercialization, and we possess specific expertise and core competencies in the development, purification, large-scale manufacture and sale of protein therapeutics. Our longstanding infrastructure, processes and expertise have enabled us to develop a stable of growing marketed products and create a robust pipeline of potential new products.

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    Process Innovation: We are the developer of the first ready-to-use 10% liquid IGIV product in North America and the first A1PI product. We have applied new developments in protein purification, including caprylate and chromatography technologies, to develop the next generation of industry leading products, and are now producing and selling a third generation IGIV product.

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    R&D Pipeline: Our Phase I/II candidate, Plasmin, represents an opportunity to expand into a new market addressing the dissolution of blood clots including acute peripheral arterial occlusion (aPAO) and ischemic stroke. We have also successfully completed Phase III Clinical Trials with Alpha-1 MP A1PI and Gamunex for CIDP. Our current research and development consists of a range of programs that aim to obtain new therapeutic indications for existing products, enhance product delivery, improve purity and safety, and increase product yields.

    •
    Enhancing future growth through recombinant protein technology: Our protein products expertise is also applicable beyond plasma-derived products, as shown by the patent applications we filed regarding our recombinant version of Plasmin. Recombinant protein technology permits the production of proteins, including human proteins, in bacteria, yeast, or cell cultures. We are currently developing a commercial process to produce recombinant Plasmin and plan to pursue the development of recombinant Plasmin to treat ischemic stroke. While recombinant products are not likely to replace our current key products, the ability to produce therapeutic proteins by recombinant means significantly expands our opportunities to produce additional products in the future.

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  Established Infrastructure Supported by Proven Operating Expertise.    Fractionating and purifying therapeutic proteins from human plasma is a complex and difficult process due to the fragility of the proteins and the potential for contamination. Our many years of reliably producing and supplying quality plasma therapeutics demonstrate our expertise in this field. There has never been a documented or confirmed transmission of disease through our IGIV or A1PI products. Our facilities at Clayton, North Carolina have benefited from roughly $500 million of Talecris' gross capital investment of approximately $645 million since 1995, including compliance enhancements, general site infrastructure upgrades, capacity expansions, and new facilities, such as our chromatographic purification facility and our high-capacity sterile filling facility. Our Clayton site is one of the world's largest integrated protein manufacturing sites, including fractionation, purification and aseptic filling and finishing of plasma-derived proteins. Together with our facility in Melville, New York, we have a combined fractionation capacity of 4.2 million liters of plasma per year.

  •
  Favorable Distribution Arrangements.    We enjoy favorable distribution arrangements, particularly in North America for our IGIV products.

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  Our size, history and reputation in the industry have enabled our commercial organization to establish direct and indirect channels for the distribution of our products, and have provided us with experience in appropriately addressing our key regulators, doctors, patient advocacy groups and plasma protein policy makers.

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  Since the late 1980s, we have been the "supplier of record" for the Canadian blood system. We have contracts with the two national Canadian blood system operators, Canadian Blood Services and Hema Quebec, to provide plasma-derived products. We were awarded new contracts in December 2007, which became effective April 1, 2008. We currently fractionate 100% of Canadian plasma and, under these new five year contracts, we expect to supply both the majority of Canadian plasma and the majority of the Canadian requirements for IGIV during the contract term with respect to the fractionation of Canadian plasma. The contracts may be extended for two one-year terms upon agreement of the parties. The total purchase commitment by Canadian Blood Services and Hema Quebec under these contracts is approximately $111 million and $49 million respectively in 2008, subject to volume and price adjustments in the initial and future years. Canadian Blood Services has elected to pursue a dual-source strategy, with Talecris as the primary supplier, whereas Hema Quebec continues to pursue a sole-source strategy with Talecris. We transport plasma from Canadian Blood Services and Hema Quebec collection centers to North Carolina for manufacture, and return the finished product, along with commercial product, for sale to Canadian Blood Services and Hema Quebec. Pricing for our products and services is set at the beginning of the contract period, subject to adjustment for inflation. The contracts are terminable upon default, or the occurrence of certain events, including a third party obtaining Canadian regulatory approval to introduce a significantly superior product or fractionation service, our products or services becoming obsolete, or if we make certain nonrelated improvements and Canadian Blood Services or Hema Quebec do not accept the associated price increase. These five year contracts are currently the largest government contracts for IGIV units globally, some of which are toll manufactured from plasma collected in Canada.

    •
    Since 2005, we have rationalized our distribution network and simultaneously entered into long-term distribution agreements with major hospital group purchasing organizations, or GPOs, home care and specialty pharmacy providers and distributors which we believe grant us favorable volume, pricing, and payment terms, including liquidated damages if they fail to purchase the agreed volume of products. We have made appropriate commitments to the Public Health Service and Federal Supply Schedule programs as part of our distribution system.

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  Experienced, Proven Management Team.    Our business is led by an experienced management team, with our executive officers having an average of nearly 10 years of experience in the plasma/protein therapeutics business and an average of over 14 years of experience in healthcare-related businesses, as well as a broad spectrum of general business experience. Our management team has been effective and successful in transitioning our business from a division of Bayer to a stand-alone company, a process that required sophisticated planning and the development of extensive infrastructure. We have both the complex technical knowledge required in the protein therapeutic products industry and proven competency in commercializing protein therapeutic products. As an increasingly vertically integrated company we have the technical knowledge and competence required in the plasma-derived products industry, from plasma collection through product development, manufacturing and commercialization of therapeutic protein products.

Business Strategy

        Our goal is to be the recognized global leader in developing and delivering premium protein therapies to extend and enhance the lives of individuals suffering from chronic, acute and life-threatening conditions. The key elements of our strategy for achieving this goal are as follows:

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  Capitalize on favorable industry dynamics.    The plasma-derived protein therapeutics industry is enjoying favorable conditions. As a result of the long-term increase in demand for our plasma-derived products and limits in production and collection capacity, pricing has increased steadily for our key plasma-derived products since 2004. We intend to serve the overall market growth with incremental increases in production capacity and expect to implement measured price increases for most of our products in 2008 and 2009. Price increases may be influenced by a number of considerations, including increases in costs, the need to maintain patient access to products, the rate of inflation and the need for capital and other investments.

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  Realize operating leverage.    We seek to improve our profitability by capitalizing on the operating leverage in our business model. During 2005, we formalized a five-year operations improvement program which currently encompasses 50-70 active projects at any given time focused on enhancing efficiency, increasing yield, reducing product rejects, lowering cycle times, and improving utilization of plasma and other raw materials. As a result, in part, of these efforts, our gross profit margin has ranged from (5.0)% in the quarter ended June 30, 2005 (our first quarter as Talecris) up to 45.7% in the quarter ended September 30, 2006 and was 32.3% in the quarter ended March 31, 2008. A significant portion of our cost structure, other than raw materials, is relatively fixed and therefore incremental volume contributes significant additional profit. As we expand our supply of plasma, we intend to increase production and leverage our existing operations, intellectual property, expertise, distribution channels and infrastructure. Over the longer term, we plan to leverage available capacity in Gamunex IGIV purification even if we do not produce added quantities of other therapies. If successful, this plan could result in lower gross profit margin, but greater profit and cash flow. Maintaining our profitability will assist us in meeting the need for additional research and development, increasing raw material costs, and the significant investments necessary to maintain and expand production to preserve access to our therapies.

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  Expand plasma collection platform to support growth.    When we were formed in March 2005, we owned no plasma collection centers, but instead relied on supply agreements with third parties, including our competitors. In 2006, we made the strategic decision to vertically integrate in order to enhance the predictability, sustainability and profitability of our plasma supply. We are growing and integrating our raw material supply chain through the expansion of our plasma collection platform. We are also developing additional centers, both through properties we acquired from IBR and our internal program. As we do not use plasma from a collection center until it is licensed (a milestone that is typically achieved 8-14 months after opening), we are working with the FDA to expeditiously license all of our centers. We have also entered into agreements with third parties to develop and operate plasma centers dedicated to supplying plasma to us, which we have either the option or the obligation to purchase. As of June 30, 2008, since acquiring the 21 licensed plasma centers, 12 unlicensed centers, and 25 development sites from IBR, we have opened 19 additional centers, our partners have opened 13 centers, and Talecris has purchased 3 additional centers from IBR. We have received FDA licenses for 21 centers and our partners have received 4 licenses. The table below summarizes the status of our centers as of June 30, 2008:

Center Type	Licensed	Unlicensed	Total
TPR	42	12	54
Talecris Strategic Partners	4	9	13

Total	46	21	67

    These 67 centers collectively represent approximately two-thirds of the currently planned collection center network. We expect that this network will provide in excess of 90% of our plasma supply in the long-term.

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  Manage product life cycles to maximize profitability.    We manage the life cycles of our products by allocating research, development and marketing resources to extend the commercial life of our products and brands. We continually evaluate new therapeutic indications, new methods of administration, and new formulations to maintain or increase our products' sales potential. For example, we successfully developed and introduced Gamunex IGIV as a higher-yield, well tolerated successor version of our Gamimune IGIV product. More recently, with respect to IGIV, we have been pursuing an indication for chronic inflammatory demyelinating polyneuropathy (CIDP) for Gamunex. We have completed a placebo controlled phase III study for the treatment of CIDP and have been granted orphan drug designation and Priority Review for this indication by the FDA as well as Priority Review by Health Canada. If approved, Gamunex will be the first IGIV with a labeled neurological indication. Plasmin represents a significant opportunity to expand into a new market. Pre-clinical and Phase I studies indicate that Plasmin may result in a safer and faster treatment for restoring blood flow through arteries and veins obstructed by blood clots. In addition, we have under development Alpha-1 MP IV, an A1PI product derived from a process designed to achieve higher yield as well as higher purity than Prolastin A1PI; an aerosolized A1PI product; and a subcutaneously administered Gamunex IGIV. Through these methods, we believe we can leverage our brand equity, market position, know-how and production assets to continue our growth in the near- and mid-term.

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  Optimize geographic presence.    We intend to maintain a leading share of sales for Prolastin A1PI and Gamunex IGIV in North America and Germany while selectively expanding sales into other countries. We completed Mutual Recognition Procedures for both Prolastin A1PI and

  Gamunex IGIV in 2006 with ten European Union member states, allowing us access to sell Prolastin A1PI and Gamunex IGIV in those countries. We are currently in reimbursement negotiations in these countries, which must be completed before we can expect to significantly increase sales in these countries. We also make opportunistic sales to other countries, usually through government bidding processes, where we can achieve favorable pricing. We have established new entities in both Canada and Germany to directly manage all commercial activities in the key markets. We have also established distribution networks in the rest of Europe and other key international markets. This new international business structure provides us an essential platform for optimizing our international revenue and profitability as additional product becomes available.

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  Invest in the development of Plasmin and Recombinant Plasmin.    Plasmin represents a significant longer-term opportunity to expand into a new market. We are developing Plasmin as a therapeutic for restoring blood flow through arteries and veins that have become obstructed by blood clots, a condition known as acute peripheral arterial occlusion, or aPAO. Pre-clinical and Phase I clinical studies indicate that Plasmin may result in a safer, faster, and more effective treatment than current therapies. We are also developing a recombinant version of Plasmin as a potential treatment for ischemic stroke. If successful, Plasmin offers us an opportunity to provide a therapy from a previously unutilized fraction of plasma as well as a significant new recombinant product.

        Executing the above elements of our strategy should enable the profitable growth of our business. Expanding our plasma collection platform, with a corresponding increase in plasma production and deliveries, will enable us to further leverage our fixed cost infrastructure in both plasma collection and manufacturing. Increased productivity of newly opened collection centers and enhanced efficiency of our plasma collection platform would reduce the period expense currently compressing our gross margins. We expect that the resulting increase in product sales will enable us to regain market share.

Our Products

        We have a strong product portfolio with over ten licensed products focused on what we believe to be the fastest growing and most attractive areas of the plasma-derived products industry. Our sales are driven primarily by Gamunex and Prolastin products, which collectively accounted for approximately 75.8% and 71.5% of our total net revenue for the year ended December 31, 2007 and the three months ended March 31, 2008, respectively. The following is a discussion of our key products or product classes:

IGIV—Gamunex

        IGIV products are antibody-rich plasma therapies that have long been used in the treatment of primary immune deficiencies and certain autoimmune disorders (e.g., idiopathic thrombocytopenic purpura (ITP)). For many indications IGIV is thought to act as an immune modulator; however, in most cases formal regulatory approvals have not been obtained. We believe that the overall IGIV market is still significantly underdeveloped, due to under-diagnosis of conditions amenable to IGIV therapy, physician under-dosing for current indications and underutilization for many indications where it has demonstrated efficacy. We believe that we are particularly well positioned to both benefit from any upside IGIV demand and increase share and price in the event of any excess supply, as we have completed a placebo controlled phase III study for treatment of CIDP and have been granted orphan drug designation and Priority Review for this indication by the FDA as well as Priority Review by Health Canada. We have filed for the first IGIV neurological indication in CIDP and we have been granted a Priority Review by the FDA. We believe demand for IGIV products will generally increase as a result of new European Agency for the Evaluation of Medicinal Products (EMEA) and FDA approved indications, physician education on diagnosis and treatment options and development of consensus guidelines (to ensure appropriate therapeutic use and optimal dosing). Our compliance program is focused on having the systems in place to respond appropriately to regulatory restrictions on off-label promotion.

        In 2003, we became the first producer to commercialize a high concentration 10% caprylate/chromatography purified liquid version of IGIV. The majority of competing IGIV products at the time and until recently were either lyophilized powders that require time consuming reconstitution or lower concentrated liquids, some of which contain high levels of sugars and salt that pose increased risk of adverse events particularly in patients with cardiovascular risk factors and/or renal insufficiency. Gamunex IGIV provides a combination of characteristics that are important to physicians, nurses and patients. It is a ready-to-use 10% liquid, which simplifies infusions by eliminating the need for time consuming reconstitution processes necessary with lyophilized (freeze dried) products. Gamunex IGIV has been shown to be effective and well tolerated in the treatment of PID (Primary Immune Deficiency) and ITP (autoimmune disorder) in the largest clinical trials ever conducted with an IGIV product for these indications. Gamunex IGIV has a sugar-free formulation, which makes it the product of choice for many patients and physicians. We use a patented caprylate purification process in the production of Gamunex IGIV, which results in higher yields of the fragile IgG proteins, compared to harsher purification processes. The caprylate process maintains the integrity of the IgG protein by allowing it to remain in solution during processing, maximizing biologic integrity and purity. Our high yield allows us to produce more IGIV doses per liter of plasma, improving our gross margin. We believe it is this comprehensive set of features, together with our history as the first producer of a ready-to-use liquid IGIV product in North America and our reputation for quality and innovation, that has resulted in a high level of brand recognition among prescribing physicians and the patient community and has contributed to our holding a leading position in sales of IGIV since the mid-1990s, currently with Gamunex IGIV and previously with its predecessor, Gamimune IGIV.

        The approved indications for Gamunex IGIV in the U.S. are Primary Immunodeficiency and Idiopathic Thromobocytopenia Purpura. Gamunex IGIV is also approved in the European Union for Guillain Barre Syndrome, Chronic Lymphocytic Leukemia and post bone marrow transplant.

        In 2005, our liquid Gamunex IGIV was the worldwide market leader with 19% share and reported sales totaling $488.4 million. In 2007, we had a 24% share of the U.S. market in sales and 23% share in unit volume. Since 2005, we have not been able to produce enough Gamunex IGIV to fill all of our orders for the product to meet global demand, due to limitations on our plasma supply. From 1994 to 2005, global IGIV unit volume grew at a compound annual rate of 9% while U.S. IGIV unit volume grew at a compound annual rate of 19% from 1986 to 2007. Over the next five to seven years, we expect global unit demand for IGIV to grow at a compound annual rate of approximately 6% to 8% based upon the MRB IPPC Statistics and the MRB Worldwide Book.

        For the year ended December 31, 2007 and the three months ended March 31, 2008, Gamunex IGIV net revenue was $646.8 million and $142.9 million, respectively.

A1PI—Prolastin

        A1PI is a naturally occurring, self-defensive protein produced in the liver. A1PI is used to treat congenital AAT deficiency-related emphysema. This deficiency may predispose an individual to several illnesses but most commonly appears as emphysema in adults. Sales of A1PI are one of the fastest growing of any plasma product, with an expected compound annual growth rate in sales of 10% to 13% worldwide per year over the next five years. U.S. sales of A1PI have experienced a compound annual growth rate of 16% since 1996 and totaled $258.9 million in 2007. Average A1PI pricing in the United States has increased 6.9% from $290 per gram in 2006 to $310 per gram in 2007. Our Prolastin A1PI product represented 78% of worldwide A1PI sales in 2005 and 70% of U.S. A1PI sales in 2007 according to the MRB Worldwide Book and the MRB U.S. Book.

        Prolastin A1PI has the leading market share in the U.S., and is the only A1PI product licensed in Canada, Germany, Italy and Austria. From 1987 when our A1PI product, Prolastin A1PI, was granted orphan drug status, until December 2002, when competitors entered the market, Prolastin had 100%

market share of the U.S. A1PI market. In the five years since competitors entered the U.S. A1PI market, Prolastin has maintained a high market share with a 70% share of sales in 2007. Since 2003, two competitors have obtained approval for sale of their A1PI products in the U.S. As a result of our first-mover advantage, pricing, brand strength and direct-to-patient distribution model, we have lost very few of our patients to competitors, which rely on identification of new patients to establish their market share. Globally, we continue to focus on access to new markets and patient identification efforts, including distribution of diagnostic kits, as a way to increase sales of A1PI.

        The number of U.S. patients undergoing A1PI treatment increased from 2,080 in 2002 to approximately 3,440 in 2007. There are an estimated 200,000 individuals with AAT in North America and Europe, but only approximately 50% have symptomatic lung disease. Many individuals with symptoms are misdiagnosed before receiving a diagnosis of AAT deficiency-related emphysema. Based on patient registries in twelve European countries, we believe that severe AAT deficiency is also prevalent in Europe, and that European patients may represent approximately 30% of potential global sales.

        Epidemiological surveys have demonstrated that there is significant latent demand as only approximately ten percent of all patients in need of treatment have been identified (source: Alpha-1-antitrypsin deficiency. High prevalence in the St. Louis area determined by direct population screening. Silverman EK, et al. Am Rev Respir Dis. 1989; 140:961-966). Even fewer patients are being treated using an A1PI product due to the limited number of countries with licensed product. This represents two distinct opportunities for market expansion—improved disease awareness leading to increased patient identification, and gaining licenses in new markets where there has not been access to A1PI.

        Our distribution approach for Prolastin A1PI in the U.S. leverages our brand recognition, customer loyalty and relationship with AlphaNet, a patient advocacy group. Unlike our competitors, our Prolastin A1PI product is primarily shipped in the U.S. directly to the patient through Centric Health Resources, a specialized pharmacy. We own 30% of Centric's common stock. This approach is designed to enhance user convenience and ensure the patient of an uninterrupted supply of Prolastin A1PI. In addition, every patient on Prolastin A1PI receives disease management support through the Prolastin Direct program that has proven to significantly reduce respiratory exacerbations and improve patient care.

        We believe we are well suited to maintain a leading position in, and further penetrate the market for, A1PI due to a number of factors, including the following:

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  We have a well-established and respected brand—Prolastin A1PI—supported by direct to patient service systems in the U.S. and Germany.

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  In 2006, we completed a Mutual Recognition Procedure to sell product in ten additional European countries with significant identified patient populations. We are in reimbursement negotiations in these countries which must be completed before we can expect to significantly increase sales in these countries. Competitors are currently only licensed in the U.S. or Spain.

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  We have strong physician and patient community relationships developed over 20 years.

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  We continue to devote resources to increase disease awareness and support diagnostic testing to increase the identified patient population.

        For the year ended December 31, 2007 and for the three months ended March 31, 2008, Prolastin A1PI net revenue was $276.5 million and $75.0 million, respectively.

  Hyperimmunes

        Hyperimmunes are antibody rich preparations, the majority of which are used to provide antibodies to counter specific antigens. Other products, collectively referred to as hyperimmune globulins, are made from human plasma collected from donors with immunity to specific diseases. We have one of the broadest lines of FDA approved hyperimmunes for hepatitis A, hepatitis B, rabies, tetanus and treatment of Rh negative women pregnant with Rh positive children.

        In 2005, sales of hyperimmunes worldwide were $586 million and comprised 8.4% of global plasma products. Worldwide hyperimmune sales are forecasted to grow 5% to 6% a year through 2009. In the U.S., hyperimmunes sales totaled $291.4 million in 2007. Our hyperimmune net revenue was $68.8 million in 2007 and $16.0 million for the three months ended March 31, 2008. We had a 16% share of U.S. sales (by revenue) in 2007.

  Albumin and PPF

        Albumin is the most abundant protein in human plasma. It is a protein synthesized by the liver and performs multiple functions, including the transport of many small molecules in the blood and the binding of toxins and heavy metals, which prevents damage they might otherwise cause. Recent studies have indicated the therapeutic benefit of albumin in some surgical settings compared to alternatives such as starch solutions, which has helped increase demand for albumin recently after a period of declining demand and depressed prices.

        Plasma Protein Factor (human) (PPF) has similar therapeutic uses as albumin and both are derived from plasma Fraction V. We are licensed to produce and market albumin and PPF under the brand names: Plasbumin and Plasmanate. We believe that the advent of substitute products has acted to commoditize prices for sales of albumin.

        Since 2005, pricing for albumin has strengthened considerably, although it still remains below historical peaks. In 2005, sales of albumin and PPF were $898 million worldwide. Sales in the U.S. were $273.1 million in 2007, with a 13.5% year over year increase in average price per unit and a 8.8% increase in volume. We had a 14% share of U.S. sales (by revenue) in 2007.

        Some of our indications for albumin are:

•	Emergency treatment of Hypovolemic Shock	•	Burn therapy	•	Hypoproteinemia with or without edema
•	Adult Respiratory Distress Syndrome (ARDS)	•	Cardiopulmonary bypass	•	Acute Liver Failure
•	Neonatal Hemolytic Disease	•	Acute Nephrosis	•	Eythrocyte Resuspension
•	Renal Dialysis

        We had $68.8 million and $13.8 million in net revenue from the sale of albumin and PPF products for the year ended December 31, 2007 and for the three months ended March 31, 2008, respectively. We expect that we will experience a decline in albumin sales over the course of 2008 as a result of the settlement of a customer dispute that resulted in less albumin supply. We expect albumin demand and price to increase more moderately in the near term.

Plasma-Derived Hematology Products

        Plasma-derived hematology products are used to treat patients who either lack one of the necessary factors for blood clotting or suffer from conditions in which clotting occurs abnormally. There are 13 blood coagulation factors found in human blood.

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  We produce plasma-derived Factor VIII, or pdFVIII. Factor VIII is the primary treatment for Hemophilia A, a congenital bleeding disorder caused by a deficiency of coagulation agents in the blood. We had $33.7 million in pdFVIII net revenue for the year ended December 31, 2007 and $9.3 million in net revenue for the three months ended March 31, 2008, under our Koate DVI Antihemophilic Factor (Human) brand. Sales of plasma-derived hemostasis products in 2007 were $424.3 million in the U.S. In 2005 sales were $1.5 billion worldwide (includes plasma-derived FVIII, FIX, ATIII, and von Willebrands and FVII). Plasma-derived Factor VIII faces significant competition from higher priced recombinant products that are not derived from plasma. PDFactor VIII has lost market share to recombinant products, which have generally been perceived to have lower risk of disease transmission than our non-recombinant Factor VIII product. These recombinant products, however, currently lack proteins essential for the treatment of certain conditions.

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  ATIII is an important anticoagulant and ATIII therapies are designed to treat and prevent thromboemboli, or spontaneous clotting within vital organs, in patients with congenital ATIII deficiency during high risk surgery, trauma pregnancy or childbirth. Our ATIII product, Thrombate III antithrombin III (human) is the only product licensed in the U.S. to treat patients suffering from ATIII deficiency. For the year ended December 31, 2007, we had $15.8 million in ATIII net revenue under the Thrombate III ATIII brand and we had $4.8 million in net revenue for the three months ended March 31, 2008. Our Thrombate III ATIII product is currently produced for us by Bayer pursuant to a manufacturing agreement. We anticipate shifting production of Thrombate III ATIII to our facilities in 2011, which we expect will allow for further volume increases.

PPF-powder Intermediate Sales

        Separately from our sales of PPF packaged for final use, we provide PPF-powder to Bayer as an intermediate for the fermentation of Kogenate, Bayer's recombinant Factor VIII product that Bayer retained at the time of our formation transaction. Recombinant Factor VIII, or rFVIII, is a factor VIII product produced by fermentation of cells transfected with human genes. We will continue to provide PPF-powder to the Bayer Kogenate business through 2008 pursuant to a supply agreement with potential extensions to 2012. We had $28.4 million in PPF-powder net revenue for the year ended December 31, 2007 and net revenue of $15.3 million for the three months ended March 31, 2008.

Research and Development

        We have a strong commitment to science and technology with a track record of accomplishments and pipeline opportunities. Our research and development expenditures amounted to $61.3 million for the year ended December 31, 2007 and $13.1 million for the three months ended March 31, 2008. We have approximately 250 scientists and support staff involved in various research and development projects and support for technical operations.

        We focus our research and development efforts in three key areas: continued enhancement of our process technologies, including pathogen safety, life cycle management for our existing products, including new indications, and discovery of new products. To the extent we wish to add new products to our research and development pipeline, we anticipate making opportunistic business acquisitions or partnering with other companies with projects that fit our expertise.

        The following information presents the clinical development stage of various product candidates currently in our development pipeline. The content of our development portfolio will change over time as new plasma products progress from pre-clinical proof of principle to development to market, and as we discontinue testing of product candidates that do not prove to be promising or feasible to develop. Due to the uncertainties and difficulties of the development process, it is not unusual for protein therapeutics, especially those in the early stages of investigation but including later stage candidates as well, to be terminated or delayed as they progress through development.

        We cannot assure you that any of the products listed below will eventually be approved and marketed. The fact that a product candidate is at a late stage of development does not necessarily mean that clinical testing will ultimately succeed or the product will eventually pass that phase and be approved for marketing. We may at any time discontinue the development of any of these products due to the occurrence of an unexpected side effect or for any other reason.

Product	Therapeutic area	Product type	Use	Development phase
Gamunex IGIV (TAL-05-0004)	Immunology and Neurology	intravenous	neurology/CIDP	Filed BLA
Gamunex IGIV—10% (TAL-05-0002)	Immunology	subcutaneous	primary immune deficiency	open IND
Plasmin (TAL-05-00013)	Thrombolytic	plasma-derived Plasmin	peripheral arterial occlusion	phase I
recPlasmin	Thrombolytic	recombinant Plasmin	vascular occlusions	preclinical
Prolastin Alpha-1 MP A1PI	Respiratory	modified process	AAT deficiency	phase III
Prolastin A1PI Aerosol (Alpha-1 Aerosol) (TAL-6005)	Respiratory	aerosol delivery	AAT deficiency	preclinical
Thrombate III Antithrombin III	Transplant	intravenous	delayed graft function	preclinical

Gamunex IGIV (TAL-05-0004)

        We are investigating an indication for Gamunex IGIV for CIDP. CIDP is an acquired inflammatory disorder of the peripheral nervous system. Symptoms include reduced muscle dexterity and reduced sensation in the peripheral limbs (arms and legs). The disorder often remains undiagnosed as CIDP may be clinically unexpected. If successful, this would be the first neurological indication for an IGIV product and we would be granted orphan drug exclusivity, providing Talecris with the exclusive right to a CIDP indication for seven years. We conducted a large, multi-center, randomized, placebo-controlled Phase III trial for the treatment of CIDP with Gamunex IGIV with multiple prospectively defined endpoints. The results of this study were recently published in The Lancet Neurology. The primary endpoint was highly statistically significant (p<0.001) while all prospective clinical secondary endpoints showed improvements, with most demonstrating statistical significance. The frequency of maintenance therapy in the trial was 17 times per year as compared to our estimates of current practice of only 5.5 times per year at a lower loading dose. If the FDA grants approval of our sBLA, Gamunex would be the first FDA approved treatment for CIDP.

Gamunex IGIV (TAL-05-0002)

        We are also developing a subcutaneous route of administration option for Gamunex 10% IGIV to meet a growing market demand for subcutaneous self-administration of immunoglobulin for PID patients. Our Phase III clinical trial for a subcutaneous administration of our 10% Gamunex product has been completed and is being reviewed by investigators prior to submission of a BLA.

Plasmin (TAL-05-00013)

        Plasmin, a thrombolytic agent, is our most innovative pipeline product. Plasmin is purified from human plasma in its inactive, zymogen form, plasminogen. Historically, attempts to use plasminogen in clinical settings have been impeded by the inability to provide sufficient quantities of Plasmin at the site of clotting before it autodegraded or because of such attempts required potentially toxic additives. We have avoided these difficulties by converting plasminogen to Plasmin, the active form of the enzyme, and placing it in a patent pending protected reversibly inactivated acidified solution that allows us to administer it directly into patients at high doses and low toxicity to dissolve blood clots. Plasmin is being produced for clinical trials at our R&D clinical manufacturing facilities in Clayton, North Carolina.

        Plasmin has several features which differentiate it from thrombolytics currently marketed or in development. As a natural human plasma enzyme, Plasmin plays a key role in maintaining hemostasis in human and animal physiology. Its main physiologic function is dissolution of blood clots. Plasmin's activity is focused on fibrin, which is the major component of clots, by means of fibrin binding sites present on the surface of the Plasmin molecule. Plasmin bound to fibrin is partially protected from inhibition by molecules found in the blood and once bound to fibrin, is free to degrade the clot. Once the fibrin clot is dissolved, free Plasmin is rapidly inactivated by its natural, fast-acting inhibitor a2-antiplasmin, thereby preventing active Plasmin from circulating and causing bleeding at distal sites within the body. The balance between fibrin binding and systemic inhibition provides the basis for differentiation of our Plasmin development product from any other thrombolytic agents, both licensed and those in development.

        Plasmin's formulation is designed for direct delivery into clots via state-of-the-art procedures (catheter-directed thrombolytic therapy) performed in catheterization laboratories of hospitals, rather than by the current method involving intravenous injection into the bloodstream. Studies have found that current treatment of clotting involving intravenous injection of tissue plasminogen activator, or tPA, has a 1% to 2% chance of causing a stroke. Plasminogen activators continue to carry significant risk of bleeding complication even when delivered through intravascular catheters. Based on our pre-clinical in vivo studies, our local delivery concept for Plasmin may result in a safer, faster, and more effective therapy.

        Potential applications of catheter delivered thrombolytics include aPAO (acute peripheral arterial occlusion), DVT (deep vein thrombosis), and ischemic stroke. Basically, wherever a vessel or device is occluded by a blood clot and is accessible by catheter, the potential exists for directed thrombolytic therapy. We have filed Investigational New Drug Applications (IND) for aPAO, DVT and HGO (hemodialysis graft occlusion). We believe Plasmin may have other significant indications as well. Current indications being pursued are for the treatment of tractional maculopathy and diabetic retinopathy. We are also evaluating the use of Plasmin for the treatment of clotting for stroke, post-surgical adhesions and wound healing.

        We filed an IND with the FDA in early 2003 and conducted a phase 1 safety trial in hemodialysis patients who have clogged synthetic arterial-venous shunts. This study started in September 2003 and was completed in 2005. Plasmin was well-tolerated with no major bleeding events at all doses tested and there was a dose-dependent response in clot lysis with greater than 75% clot lysis in five of five patients at the highest dose of 24 mg. Based on the encouraging outcome of this initial trial, we filed an IND to evaluate Plasmin in the treatment of peripheral arterial occlusion (PAO). We are now proceeding with a clinical trial for PAO, or clots in leg arteries. The phase I/II clinical trial commenced in the fourth quarter of 2006 and the fourth and final dosing cohort concluded in June 2008.

        In patients with acute PAO, arterial blood flow to extremities, usually the legs, becomes blocked by a blood clot. Affecting approximately 100,000 people in the U.S. each year, this condition is most common in people with underlying narrowing of arteries and gradual restriction of blood flow over time resulting from peripheral arterial disease (PAD). Without prompt intervention, aPAO can result in significant complications such as permanent nerve and muscle damage, and in the most severe cases, even amputation or death.

        There is an unmet medical need for a proven thrombolytic agent to treat aPAO. Current methods focus on pharmacologic, mechanical, or surgical removal of the blood clot, or bypass grafting to direct flow around the area of the clot. However, no clot-busting drugs currently are approved for this indication by regulatory authorities, and those currently used (plasminogen activators) may require a prolonged infusion averaging 24 to 36 hours and produce increased risk of bleeding complications.

        Deep vein thrombosis, also known at "DVT," happens when a blood clot develops in the large veins of the legs. Some DVT's may cause no pain, whereas others can be quite painful. With prompt diagnosis and treatment, the majority of DVT's are not life threatening. A blood clot that forms in the "deep veins," however, can be an immediate threat to one's life. A clot that forms in the large, deep veins is more likely to break free and travel through the vein. It is then called an embolus. When an embolus travels from the legs and lodges in a lung artery, the condition is known as a "pulmonary embolism," or PE, a potentially fatal condition if not immediately diagnosed and treated.

        Approximately 2 million Americans each year will experience DVT. It is seen most often in adults over the age of 40, and more frequently in elderly patients. Women in the later stages of pregnancy or around the time of delivery are at increased risk. We have an open IND for Plasmin in DVT and are planning to conduct studies in this disease, although we currently have no plans to pursue an indication.

        It is estimated that 1 million to 1.5 million patients suffering from ischemic stroke are admitted into hospitals in the U.S. and Europe each year. Activase (tPA) is currently approved for use in the treatment of ischemic stroke and systemic thrombolysis is the standard of care. Although tPA has shown positive efficacy benefits in this indication, there are two weaknesses of this product which reduce the populations of stroke patients eligible for treatment. First, tPA is indicated for use only within 3 hours of onset of stroke and hemorrhagic stroke must be excluded prior to therapy. Second, treatment with tPA is associated with symptomatic intracranial hemorrhage, which can be fatal and the management of which is, at best, problematic. Half of these intracranial hemorrhages are fatal and one-quarter cause permanent disability. As a result of these limitations, less than 10% of stroke patients are eligible for treatment with current thrombolytic therapy and less than 5% actually receive it. There is an urgent, unmet medical need for safe thrombolytic therapy for patients with acute stroke; the vast majority of stroke victims are essentially untreated. Occlusions in the middle cerebral artery are the primary cause of clinical stroke and will be the target for Plasmin therapy.

        Recombinant or recPlasmin represents our expansion into the development and manufacture of recombinant therapies. Whereas we had licensed certain technology for a human plasma-derived product to an unaffiliated third party for their use in the treatment of an ophthalmic condition and entered into a co-development agreement with the same third party for recombinant product, both the licensing and co-development agreements were canceled in or prior to February 2008. We retain the entirety of the intellectual property related to all uses of both human plasma-derived and recombinant Plasmin. All rights to develop Plasmin for ophthalmology have been returned to Talecris and we currently plan to continue development of Plasmin for ophthalmology.

Alpha-1 MP A1PI

        We are currently developing Alpha-1 MP A1PI, a key product life cycle enhancement to Prolastin A1PI. Like Prolastin A1PI, Alpha-1 MP A1PI is intended to treat AAT deficiency, an inherited disorder that causes a significant reduction in the naturally occurring protein AAT. The modified production process of Prolastin will allow for increased yield and purity versus our current Prolastin A1PI product. We have completed pivotal clinical studies and regulatory submissions are being prepared. We expect to receive approval for Alpha-1 MP A1PI as a license modification to our existing Prolastin A1PI product. Alpha-1 MP A1PI is currently in phase III development. The Alpha-1 MP manufacturing facility, located at our Clayton site, is mechanically complete and all qualification lots have been completed. Commercial production is expected to begin in 2009, with an anticipated product launch in 2010.

A1PI Aerosol (Alpha-1 Aerosol) (TAL-6005)

        Alpha-1 Aerosol is an inhaled version of our A1PI product, which, if successful, is expected to provide an important advancement in the convenience and speed of delivery of therapy to AAT-deficient patients, as well as a potential platform for other respiratory indications. An inhaled version may also allow for effective treatment of dosages lower than those for current treatment and facilitate administration to a larger patient population. Progress includes the development of a commercial scale manufacturing process, an exclusive partnership for a highly efficient nebulizing device, and the initiation of toxicology studies. High levels of enzymes known as neutrophil elastase are present in the respiratory secretion of patients suffering from AAT deficiency. These enzymes can lead to degradation of the lung tissue. Future clinical studies will assess the ability of aerosolized A1PI to suppress airway neutrophil inflammation as well as accelerate bacterial clearance from the lung. Progress includes the development of a commercial scale manufacturing process, an exclusive partnership for a highly efficient nebulizing device, and the initiation of toxicology studies.

Thrombate III Antithrombin III

        We are exploring, preclinically, the possibility that Thrombate III Antithrombin III provides clinical benefit to patients undergoing kidney transplant procedures by reducing the rate of delayed graft function. Delayed graft function (DGF) is a term used to describe the lack of acceptable autonomous function in a kidney which, after transplantation, requires intervention in the form of dialysis. DGF is correlated with adverse outcomes affecting graft and patient survival.

Technical Support of Manufacturing Operations

        As part of the R&D function, staff members are allocated to support production of commercial products currently on the market. This support includes, but is not limited to, the following:

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  troubleshooting production issues, especially relating to plasma pooling and fractionation, downstream protein purification processes, and filling and freeze drying operations;

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  providing technical expertise for evaluation and implementation of improvements to existing licensed processes, including driving process changes for improved quality and throughput, and leading process evaluations to mitigate potential failure modes;

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  tracking and trending of production operational parameters to identify opportunities that can improve gross margins;

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  supporting transfer of production processes into the manufacturing setting, evaluating commercial opportunities for existing production intermediates, and implementing lifecycle management programs. Examples include, Thrombate III Antithrombin transfer, conversion of Hyperimmunes to chromatography process, implementation of latex free stoppers; and

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  supporting throughput capability increases by evaluation of new vendor pastes and plasma sources, such as the Canadian blood system plasma collection method conversion, and evaluation of recovered plasma sources.

        Our R&D activities also support improvements in manufacturing and testing processes that enhance yield and product quality. In addition to the above initiatives, we are working to transfer production of our product Thrombate III Antithrombin III from Bayer, with whom we have a supply agreement through 2008, with an option to extend through 2009. We anticipate shifting production of Thrombate III

Antithrombin III to our facilities by 2011, which we expect will allow for further volume increases. We are continuing to assess Thrombate III Antithrombin III for potential therapies in the areas of cardiovascular, transplant, and sepsis.

Contract Services

        Apart from the contracts with the Canadian blood system discussed elsewhere, including under "Business—Competitive Strengths—Favorable Distribution Arrangements," we also provide a variety of contract manufacturing or process services, including plasma fractionation, manufacturing, sterile filling, and analytical testing. These contracts are for a limited number of batches of product and development services during the clinical development phase of a project and then change to a guaranteed annual minimum purchase commitment for a term of typically three to five years during the commercial phase of each agreement.

Sales, Marketing and Distribution

        Our sales and marketing department consists of approximately 150 employees as of March 31, 2008. Within the U.S., our core market, we have a developed a "push-pull" distribution network comprised of both direct and indirect channels. Our direct channel consists of approximately 50 Talecris employed specialty sales representatives managed by five regional sales directors. Our sales representatives are experienced professionals with a combination of extensive commercial and healthcare related experience who call on a variety of "touch points" including physicians, pharmacists, and homecare companies.

        We sell, market and distribute our various products through both our direct sales personnel and our network of distributors. Our sales, marketing and distribution efforts focus on strengthening our relationships with physicians, pharmacists, nurses, patients, GPOs, distributors, home healthcare and specialty pharmacy providers. In the U.S., our Prolastin Direct Program has engaged a prescription fulfillment provider to ensure that Prolastin A1PI can be shipped directly to patients. This direct-to-patient distribution service is designed to enhance user convenience and ensure the patient of an uninterrupted supply of Prolastin A1PI, while providing us with valuable information about their usage patterns. We are the only A1PI provider to have completed a Mutual Recognition Procedure in the European Union, facilitating our ability to sell Prolastin A1PI into ten additional European countries.

  Distribution relationship with Bayer affiliates

        In connection with our formation transaction, we also entered into a number of agreements with Bayer affiliates for distribution in Canada, Japan, several European countries, and a number of other countries in the rest of the world. We have now replaced substantially all of these agreements with new agreements with third-party distributors or through the establishment of subsidiaries to handle these functions. Bayer will provide European labeling and packaging services for Talecris from its Rosia, Italy facility through the end of 2008. We have now executed a replacement agreement with a third party, Catalent Pharma Solutions, for these services. Our subsidiary, Talecris GmbH, has assumed all commercial operations responsibilities in Europe.

  Distribution Contracts

        Since 2005, we significantly reduced the number of our distributors and simultaneously entered into long-term distribution agreements with major hospital group purchasing organizations, or GPOs, distributors, home care and specialty pharmacy providers and distributors which we believe grant us favorable volume, pricing, and payment terms, including in certain cases financial penalties if they fail to purchase the agreed volume of products.

  Certain IGIV Reimbursement Considerations

        IGIV in the U.S. is reimbursed by private or commercial payers, Medicare, Medicaid and Federal Programs. IGIV is usually adequately reimbursed by most private payers and by federal programs;

however, there have been reimbursement issues for Medicare due to changes in its reimbursement methodology. Prior to 2005, Medicare reimbursed IGIV under the Average Wholesale Price (AWP) formula, which provided relatively easy access of IGIV to Medicare patients in all settings of care. After the 2003 Medicare Modernization Act, physician payment changed in 2005 to Average Sales Price (ASP)+6%, while hospital reimbursement changed at the beginning of 2006 to ASP+6%. This payment was based on a volume-weighted average of all brands under a common billing code. As a result, Medicare payments to physicians between the fourth quarter of 2004 and the first quarter of 2005 dropped 14% for both the powder and liquid forms of IGIV. Medicare payments to hospitals fell 45% for powder IGIV and 30% for liquid IGIV between fourth-quarter 2005 and first-quarter 2006.

        These reimbursement changes caused access problems for some patients, mostly Medicare patients resulting in site of care shifts. The Medicare reimbursement changes in 2005 for physicians resulted in the shift of a significant number of Medicare patients to hospitals from physicians' offices. After 2006 some hospitals reportedly began to refuse providing IGIV to Medicare patients due to reimbursement rates that were below their acquisition cost.

        CMS has made subsequent changes, which have improved some of these Medicare reimbursement issues. Effective January 1, 2006 CMS provided add-on payments of $69 to physicians and $75 to hospital outpatient departments per infusion for what the agency described as the substantial additional resources associated with locating and acquiring adequate IGIV product and preparing for an office infusion. This fee, intended for only one year, was continued into 2007 and 2008, at a reduced rate in 2008.

        In addition, effective July 1, 2007, Medicare issued temporary product/brand specific billing codes (Q-codes) that altered payment from the previous volume-weighted ASP for IGIV liquids to payment rates based on each brand's own ASP. These temporary Q-codes were later replaced by permanent codes (J-codes). We believe these were important developments that supported appropriate access to IGIV in the United States market.

        On January 1, 2008, CMS reduced the reimbursement for separately payable drugs and biologicals, including IGIV in the hospital outpatient setting, from ASP +6% to ASP +5% using 2006 Medicare claims data as a reference for this reduction. In addition, CMS reduced the add-on payment to hospitals from $75 to $38 per infusion. Beginning January 1, 2009, CMS is proposing to reduce this reimbursement rate to ASP +4%. CMS is also proposing to discontinue the add-on fee in 2009 as well.

Facilities, Manufacturing and Supply

        The majority of our products are manufactured at our facilities in Clayton, North Carolina. The Clayton manufacturing site is fully integrated, containing fractionation, purification, filling, freeze-drying and packaging capabilities as well as freezer storage, cGMP pilot plant, and testing laboratories. In addition, selected operations are performed by Bayer for us via supply agreements, most notably, production of ATIII in Berkeley, California and the secondary packaging, testing and distribution in Rosia, Italy of product to be distributed within Europe. We also utilize a leased facility for cold storing/freezing plasma, which is in close proximity to the Clayton facility. This facility allows for expanded inventory capacity while providing the automation and data handling capabilities necessary to manage more than three million liters of plasma per year.

        Currently, the Clayton site fractionates approximately 2.5 million liters per year. As part of our manufacturing strategy, we expect to increase Clayton's fractionation capacity to 2.7 million liters with the expectation that 2.5 million liters will be slated for internal production requirements and the remainder for contract fractionation on behalf of Canadian Blood Services. We also have a manufacturing facility located in Melville, New York as a result of our Precision acquisition. The 100,000 square foot FDA-licensed facility currently has a fractionation capacity of approximately 1.0 million liters of plasma per year increasing to 1.5 million liters per year as well as capacity for other contract manufacturing services. We expect this increase in overall fractionation capacity to 4.2 million liters to be driven by capping albumin production at 2.3 million liters. In addition, we plan to invest in a new fractionation facility. The new facility is planned for a capacity of 4 million liters for all fractions, with a potential for 6 million liters in the case of IGIV.

Plasma and Raw Material Sourcing

        Plasma is the key raw material used in the production of plasma-derived biological products, representing approximately 50% of our cost of goods sold. Human plasma can be secured through internal or external collection networks or sources. We expect to use approximately 3.0 million liters of plasma in 2008, of which we anticipate approximately 55% will come from plasma collection centers we own and approximately 45% will come from third-party plasma supply contracts.

Talecris Plasma Resources

        Prior to 2006, we relied on a number of long-term contracts with third parties and with competitors to deliver all of our plasma supply requirements. This strategy worked well until some competitive fractionators elected not to renew their plasma supply contracts with us and other independent suppliers began to deliver plasma less consistently and less reliably than in past experience. As a result, we elected to partially vertically integrate our plasma supply in order to enhance the predictability and sustainability of our plasma supply chain. We believed that this strategy would:

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  reduce our reliance on third-party suppliers for plasma;

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  enhance our flexibility in procuring plasma;

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  increase the efficiency of our operations; and

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  improve our gross margins and profitability.

        We formed Talecris Plasma Resources ("TPR"), a wholly owned subsidiary of ours, to implement this vertical integration strategy. In November 2006, TPR acquired 21 licensed plasma centers, 12 unlicensed operating centers, and 25 development sites from IBR through an asset purchase agreement. In June 2007, TPR also acquired an additional three centers from IBR, one of which was licensed. Subsequently, we received FDA licensure for the other two collection centers acquired from IBR.

        TPR initially focused on the rapid expansion of production at the 33 operating plasma centers it acquired from IBR and at the 12 centers it opened subsequent to the acquisition, which were in the development stage when they were acquired from IBR. This strategy significantly increased plasma collections at these centers, but strained the quality systems, HR systems, and general business processes of our plasma collection business. While TPR received favorable FDA inspection reports at 10 of the 12 unlicensed operational centers and received FDA licenses for 7 of these 12 unlicensed centers during 2007, TPR needed to close two plasma centers, one permanently and one temporarily, to address issues with strained business processes.

        In order to alleviate the organizational pressures on the company and improve business processes at TPR, we elected to invest significant financial and human resources in our plasma collection business. We made various key management changes and established a dedicated project management organization focused on improving the business processes of TPR and proactively addressing the risks of rapid growth. The program addressed operations elements, including communication, field support teams, center remediation and marketing and donor fees; center development and support elements including contract supply management, center supplies and consumables and real estate and facilities; infrastructure elements including center automation, general IT infrastructure and finance and controls; and future design elements including training/standard operating procedures, quality assurance/regulatory and professional development.

        In 2008 we initiated several operational initiatives intended to drive increased quality and productivity. First, we enhanced our new center development organization and brought to bear the lessons learned from 2007, TPR's first full year of operation. As a result of our efforts, we have opened 5 centers in 2008. Our strategic partners have opened 8 centers in 2008 and received 4 licenses during the same period.

Second, an automated donor management system (DMS) had been installed at 45 centers as of June 30, 2008, resulting in the automation of more than 80% of our centers. All new centers are opened by Talecris with DMS and we are on track to have automated our entire network of owned centers by the end of this year. DMS enables shorter donation times, increased quality, and reduced cost per liter. Third, we are also relocating and renovating several of our centers this year, which will allow for needed expansion as well as an improved donation experience for our donors. These relocations and renovations are expected to have been completed by the end of 2008 and to contribute to continued productivity improvements across our plasma collection platform in 2009. Fourth, we have taken several human resources actions to improve our ability to attract and retain quality employees. New benefits and staffing programs have been rolled out, career development paths have been defined, and hiring processes have been upgraded. As a result, we have reduced first half 2008 employee turnover by approximately half compared to the first half of 2007. Fifth, we have completed and submitted to the FDA for review and approval a revised set of standard operating procedures ("SOPs"), the rigorous and self-defined rules by which we operate our collection centers. Compliance with SOPs is an important criterion by which the FDA evaluates the quality of a collection center, and we believe that our new SOPs will not only improve our productivity by streamlining and optimizing our operations, but they should also enable our centers to further improve their quality performance. Finally, we have augmented our marketing efforts, allocating human and financial resources to enhance our ability to attract and retain donors.

        We intend to continue to purchase some plasma from third parties. As part of this strategy, on June 9, 2007, we entered into a five-year plasma supply agreement with IBR pursuant to which we agreed to (i) purchase all plasma produced at up to ten plasma collection centers approved by us, (ii) finance the development of up to ten additional plasma collection centers, and (iii) have the option to purchase up to ten of such plasma collection centers. On December 3, 2007, we expanded our plasma supply and plasma center development agreements with IBR, effectively increasing from 10 to 15 the number of plasma centers that IBR will start-up and from which IBR will supply plasma to us. For each of these 15 centers, we have an option to acquire the center upon certain conditions. Further, IBR has agreed to build to our specifications and at locations we approve five or, at our option, six plasma collection centers that we will staff and open.

        On August 1, 2007, we entered into a three or four year Amended and Restated Plasma Sale/Purchase Agreement with Plasma Centers of America, LLC, under which we (i) purchase annual minimum quantities of plasma from approved centers, (ii) finance the development of certain plasma collection centers (Talecris Designated Centers), and (iii) have the option to purchase such Talecris Designated Centers.

        Since acquiring the 21 licensed plasma centers, 12 unlicensed centers, and 25 development sites from IBR, we have opened 19 additional centers and our partners have opened 13 centers. We have received FDA licenses for 21 centers and our partners have received 4 licenses. In total we have 54 centers, of which 42 are licensed. The table below summarizes the status of our centers as of June 30, 2008:

Center Type	Licensed	Unlicensed	Total
TPR	42	12	54
Talecris Strategic Partners	4	9	13

Total	46	21	67

        As of June 30, 2008, one licensed and one unlicensed centers are closed for remediation and we had permanently closed one center. These 67 centers collectively represent approximately two-thirds of our currently planned collection center network. We expect that this network will provide in excess of 90% of our plasma supply in the long-term.

        Year-to-date through June 30, 8 licensed centers have been inspected by the FDA as part of the FDA's regular inspection and oversight process. Five of these inspections generated zero observations, while the others generated only minor observations, all of which were addressed by us.

        We plan to source our plasma supply through the continued growth of our plasma collection center platform, through opportunistic acquisitions of existing collection centers, or through strategic partnerships with existing collection centers in order to secure additional plasma and potentially increase our gross margin. In addition to the procurement of plasma, we also purchase intermediate materials needed for the production of specific fractions. These materials are purchased from fractionators that have either excess capacity or do not have the processes to manufacture the final product.

Pathogen safety

        There are a number of steps used to help ensure the pathogen safety of the source plasma we use and the products we produce. The initial step is the application of donor qualification procedures by our plasma suppliers. We also test donated plasma for serum antibodies. The purpose of serological testing is to detect serum antibodies and other biological markers that appear specifically in association with certain diseases. Our plasma suppliers provide a large portion of our serological testing, though we have increased the amount we perform ourselves to mitigate our dependence.

        Prior to delivery of the source plasma from our suppliers to our manufacturing plant, we internally perform nucleic acid amplification testing, or NAT, for various viruses, including HBV, HCV, HIV, and B-19. Our ability to perform NAT testing internally provides us with a strategic advantage over competitors who do not have such facilities and must contract with a third party, the National Genetics Institute, which is the only other licensed laboratory for NAT testing of human plasma. We perform these tests in a 76,000 square foot testing facility, located in Raleigh, North Carolina. The facility is leased through September 2017, with an option to purchase until September 1, 2011. The laboratory tested 3.2 million samples in 2007 and is operated by 106 operations and quality employees.

        Once a unit of plasma passes strict donor qualification procedures, the initial round of serological testing and NAT, the unit is held for a period of time to monitor for additional pathogen development. Following the inventory hold period, acceptable units are combined into fractionation pools and a second round of selected serological testing and NAT is performed on the fractionation pool. As further purification of the target proteins occurs, viral particles can be partitioned as a result of the fractionation process. In addition, all products undergo specific virus elimination and/or inactivation steps in the manufacturing process that are distinct to the particular product being produced. Our safety efforts include use of a zoning concept at our Clayton fractionation site to tightly control air, material, and personnel flow throughout production. Furthermore, we have received certification from the industry's trade association, the Plasma Protein Therapeutics Association, as a result of our voluntary adoption of safety standards beyond those required by government regulators.

Company History

        Our heritage of patient care innovations in therapeutic proteins dates back to Cutter Laboratories, which began to produce plasma-derived products in the early 1940s, and its successor companies, including Miles Inc., Bayer Corporation and Bayer Healthcare LLC. Talecris Biotherapeutics Holdings Corp. began operations through its wholly-owned subsidiary, Talecris Biotherapeutics Inc., on April 1, 2005 as a result of the March 31, 2005 purchase of substantially all of the assets and specified liabilities of the Bayer Plasma Products Business Group (Bayer Plasma), a unit of the Biological Products division of Bayer Healthcare LLC, which is a wholly-owned (indirect) subsidiary of Bayer AG, (collectively or individually, Bayer). The acquisition was effected by Talecris Holdings, LLC, an entity owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings, LLC are held by Cerberus-Plasma Holdings LLC. As discussed below, we also acquired the stock of Precision Pharma Services, Inc. (Precision) on April 12, 2005 from an Ampersand affiliate as part of our overall formation. Precision's business prior to our acquisition was primarily to supply intermediate plasma fractions to Bayer. We acquired Precision in order to increase our fractionation capacity. We refer to our formation, the acquisition of the Bayer Plasma net assets and the acquisition of Precision collectively as our "formation transaction."

        Bayer Plasma Acquisition.    On March 31, 2005, we acquired certain assets, properties and operations of Bayer Plasma and assumed certain liabilities from Bayer pursuant to the terms of an Amended and Restated Joint Contribution Agreement. The purchase price per the Restated Joint Contribution Agreement of $409.3 million was later adjusted for the estimated values of foreign inventories retained by Bayer and the final determination of working capital, as described below. The total consideration consisted of $303.5 million in cash, 1,000,000 shares of our common stock and one share of Junior Preferred Stock (both of which we subsequently repurchased).

        The cash portion of the acquisition was partially financed by $125 million in funding provided by affiliates of Cerberus and Ampersand. The remainder was financed by $199.9 million borrowed under a secured credit facility. Cerberus and Ampersand received 12% Second Lien Notes with a fair value equal to their face amount of $25 million, 14% Junior Secured Convertible Notes with a fair value equal to their face amount of $90 million and 100,000 shares of series A preferred stock with a fair value of $7.1 million (face value of $10 million), all in exchange for the $125 million cash. On December 6, 2006, we repaid and retired the 12% second lien notes payable to Cerberus and Ampersand and all associated accrued interest. We paid Cerberus and Ampersand a prepayment penalty totaling $1.1 million associated with this retirement. The $90 million of 14% Junior Secured Convertible Notes were converted in accordance with the terms of such notes into 900,000 shares of series A preferred stock. Each share of series A preferred stock is convertible into nine shares of common stock.

        As discussed above, the determination of the purchase price was also subject to a working capital adjustment. We determined an adjustment in September 2005, at which time, through agreement with Bayer, we reduced the purchase price by an additional $54.2 million. An additional net adjustment of $0.6 million was agreed upon with Bayer in 2006. The working capital adjustments included, among other items, $10.7 million related to inventories acquired from Bayer which did not meet product release specifications due to a pre-acquisition production incident which we detected post-acquisition. An additional $11.5 million of inventories processed after the acquisition date were also identified as impaired due to the same production issue. In March 2007, we reached an agreement with Bayer under which we recovered approximately $9.0 million related to this pre-acquisition production issue which was recorded as a reduction of cost of goods sold during the first quarter of 2007.

        Precision Acquisition.    On April 12, 2005, we acquired 100% of the stock of Precision (now Talecris-Melville) from Ampersand Plasma Holdings, L.L.C. for $16.8 million including the assumption of $3.3 million in debt. We acquired Precision to increase our manufacturing capacity. The acquisition was financed through the issuance to Ampersand of $2.8 million in 12% Second Lien Notes with a fair value equal to their face value and 192,310 shares of series B preferred stock to Talecris Holdings LLC with a fair value of $13.6 million at March 31, 2005 (face value of $11.0 million). As discussed above, on December 6, 2006, we repaid and retired the 12% Second Lien Notes. Each share of series B preferred stock is convertible into nine shares of common stock.

        International BioResources Acquisition.    In order to further our vertical integration strategy, in November 2006 we acquired plasma collection centers, together with related assets, and assumed certain liabilities from International BioResources, L.L.C. and affiliated entities (IBR). The centers we acquired included 21 FDA-licensed centers, 12 centers that were opened but not yet licensed, and 25 that were in development. Prior to this acquisition, we sourced all of our plasma from third parties and IBR was our largest independent supplier.

        Subsequently, under a purchase and sale of assets agreement, dated as of June 9, 2007, we purchased three plasma collection centers from IBR, of which one collection center was licensed by the FDA and two collection centers were unlicensed. The purchase price was $16.2 million, subject to a working capital adjustment, of which $1.0 million was placed in escrow pending FDA licensure of the two unlicensed centers acquired. Subsequently, the two collection centers received FDA licensure, which resulted in the release of escrowed funds to IBR.

        Concurrent with the execution of the June 9th agreement, we entered into a Plasma Supply Agreement and on December 3, 2007, we entered into an Amended and Restated Plasma Supply Agreement with IBR, under which we have committed to finance the development of up to fifteen plasma collection centers, which will be used to source plasma for us. We have the option to purchase such centers under certain conditions. Under the terms of the agreement, we have committed to providing IBR with up to $11.3 million in financing for the development of such centers, for which we have provided $10.5 million of financing as of June 30, 2008. Further, IBR has agreed to build out to our specifications and at locations we approve, five or, at our option, six plasma collection centers that we will staff and open.

Competition

        The plasma products industry is highly competitive with changing competitive dynamics. We face, and will continue to face, intense competition from both U.S.-based and foreign producers of plasma products, some of which have greater capital, manufacturing facilities, resources for research and development, and marketing capabilities. In addition to competition from other large worldwide plasma products providers, we face competition in local markets from smaller entities. In Europe, where the industry is more highly regulated than in the U.S. and health care systems vary from country to country, local companies may have greater knowledge of local health care systems and have existing regulatory approvals or a better understanding of the local regulatory process, allowing them to market their products more quickly. Moreover, plasma therapy generally faces competition from non-plasma products and other courses of treatments. For example, recombinant Factor VIII products compete with plasma-derived products in the treatment of Hemophilia A.

        In 2005, we were ranked third in global plasma product sales, with a 14% share of worldwide sales. According to MRB, our principal plasma derivatives competitors are Baxter International, Inc., CSL Behring, Octapharma AG and Grifols, representing 19.5%, 18.7%, 7.1% and 6.1%, respectively, of worldwide plasma derivative sales in 2005. We also face competition in specific countries from local non-profit organizations.

        With regard to other large plasma product providers and certain key products of the plasma product business, the competition we face, and the principal bases on which we compete, vary from product class to product class.

IGIV

        The majority of competing IGIV products were, prior to 2007, either lyophilized powders that required time consuming reconstitution or lower concentrated liquid, most of which contain high levels of sugars and salt that pose increased risk of adverse events particularly in patients with cardiovascular risk factors and/or renal insufficiency. Our product, Gamunex IGIV, is a high concentration 10% liquid product with no sugar and only small traces of salt. We believe our use of a caprylate purification process gives our product an advantage over competitors' products that are purified by harsher solvent processes. Since 2002, the majority of sales for IGIV products have shifted from lyophilized to liquid with liquids capturing 36% of the market in 2002 and 71% in 2006. Liquid IGIV products are viewed as preferable because they are ready-to-use (i.e., they require no reconstitution), with generally excellent efficacy and tolerability profiles. Product margin improvement opportunities are being driven by the transition from lower priced lyophilized products to higher priced liquids using manufacturing processes that deliver improved IgG (immune gamma globulin) yields.

        Over the past 5 years, there has been considerable consolidation in the IGIV market in the U.S. In 2003, CSL acquired the assets from Aventis Behring, and Grifols acquired a range of assets from Mitsubishi's Alpha Therapeutics that led to the exit of two IGIV brands. A year later, Octapharma and Grifols launched lower concentration liquids. Grifols has recently received FDA approval for its new manufacturing process: Flebogamma | 5% DIF with double virus inactivation and filtering. CSL received

U.S. regulatory approval for its liquid 10% IGIV and launched its product in 2008. CSL has a second generation subcutaneous product in development for a PID indication and launched Rhophylac for ITP in 2007. In 2006, Baxter Bioscience launched Gammagard Liquid 10% soon after its purchase of the American Red Cross IGIV product line (Panglobulin and Polygam). Other Baxter efforts in subcutaneous formulation and delivery in flexible containers have also been announced. Among producers of liquid IGIV products, we intend to compete primarily on the basis of our first-line positioning as the premium liquid IGIV brand with extensive clinical experience and well developed brand loyalty supplemented in the medium term with new indications and formulations.

A1PI

        Until 2003, our A1PI product, Prolastin A1PI, was the only plasma product licensed and sold for therapy of congenital AAT deficiency-related emphysema in the U.S. As new competitors introduced products into the U.S., our share of units sold of Prolastin A1PI in the U.S. was approximately 70% of all A1PI product sales in 2007 according to MRB. We expect to compete with increased competition on the basis of our long clinical history as well as brand name recognition and customer acceptance. In that regard, we believe we have a significant advantage because of our existing direct-to-patient delivery program, Prolastin Direct, which is our primary distribution mode in the U.S. We believe that this well-established distribution channel makes it less likely that patients will switch from Prolastin A1PI to competing products. The Prolastin Direct program allows patients to order medicine directly from us and bypass home care companies and distributors. The Prolastin Direct program also coordinates nursing services, including infusion services and reimbursement assistance for patients. This provides us with a unique direct relationship with the end user of the product. New entrants to the market will likely continue to gain some share of product sales for new patients (competitors have also invested in new patient identification efforts), but we have not incurred significant erosion of our existing customer base due to patients' switching to alternative A1PI products.

        Competitors are currently only licensed in the U.S. and Spain. In 2006, we completed a Mutual Recognition Procedure in ten additional European countries, where over 1,300 symptomatic patients have been identified but have had no access to a licensed A1PI product. We are in reimbursement negotiations in these countries, which must be concluded before we can expect to significantly increase sales in these countries.

Albumin

        Recently, albumin sales industry-wide have increased significantly driven by both favorable volume demand and price. Among albumin products, competition is generally based on price, given that the products tend to be homogenous. In 2005, we had an approximate 7% share of global albumin and PPF sales. Most of our albumin sales are in the United States.

        Low aluminum albumin has been licensed since 1994 in the U.S., and 1999 in Europe. In 2005 we renewed commercial efforts for low aluminum albumin as product availability increased. Low aluminum albumin is needed for patients who may be at high risk for aluminum toxicity from parenteral treatments. These individuals include newborns and premature infants, the elderly, patients with impaired renal function, patients receiving total parenteral nutrition, and burn patients. In 2007, approximately 12% of our global sales of albumin were low aluminum.

Contractual Arrangements

        We have material contractual arrangements with Bayer, Cerberus and Ampersand that are discussed in the section entitled "Certain Relationships and Related Person Transactions" contained elsewhere in this prospectus.

Property

        Our primary facilities are the Clayton site, R&D and office facilities in Research Triangle Park, North Carolina, and the Melville, New York site, each of which we own or lease as noted. All of our real estate is pledged as security under our First Lien Term Loan Credit Agreement, our Second Lien Term Loan Agreement, and the Wachovia Bank Revolving Credit Agreement.

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  Clayton Site. A 182-acre site that we own, located in Clayton, North Carolina, which includes a 14-building complex of office space, lab space, warehouse, freezer storage and biopharmaceutical manufacturing facilities consisting of 654,139 square feet.

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  Research Triangle Park. A leased two-building headquarters/administrative office facility. One building is leased through February 2012, and the other building is leased through July 2013.

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  Raleigh Test Lab. A laboratory space in Raleigh, North Carolina consisting of 76,000 square feet leased through September 2017.

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  Melville Site. An 11-acre site that we own, located in Melville, New York, consisting of 102,922 square feet of office space, lab space, warehouse and biopharmaceutical manufacturing facilities.

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  Research Triangle Park. An 18-acre site that we own, located in Research Triangle Park, NC, on which is located a R&D building, consisting of 45,000 square feet of office space and 25,000 square feet of laboratory facilities.

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  Benson Warehouse. A cold storage warehouse of 39,200 square feet used for plasma storage in Benson, North Carolina leased through December 2012.

Intellectual Property

        Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

        Patents.    As of June 30, 2008, we owned or exclusively licensed for uses within our field of business a total of 69 U.S. patents and U.S. patent applications as well as numerous foreign counterparts to many of these patents and patent applications. At present, we do not consider any individual patent, patent application or patent family to be material to the operation of our business as a whole. Patents related to our recombinant Plasmin development program, however, have the potential to provide future competitive advantage by providing exclusivity related to the composition of matter, formulation, and method of administration of the molecule and could materially improve the value of the program. Our patent portfolio includes patents and patent applications with claims directed to the composition of matter, manufacturing processes, pharmaceutical formulation and methods of use of many of our compounds and products, including a composition of matter patent application for a recombinant Plasmin molecule and a manufacturing process patent for Gamunex IGIV. We vigorously defend our intellectual property to preserve our rights and gain the benefit of our investment.

        Our patent portfolio includes patents and patent applications with claims directed to the active ingredients, pharmaceutical formulations, methods of use, and methods of manufacturing of a number of our products and product candidates. We also license from Bayer specified intellectual property rights not acquired by us in connection with our formation transaction. For more information on our license arrangements with Bayer, see "Certain Relationships and Related Person Transactions" U.S. patents issuing from patent applications filed on or after June 8, 1995 have a term of 20 years from the earliest claimed priority date. For U.S. patents in force on or after December 8, 1994 that issued from applications filed before June 8, 1995, the term is the greater of 20 years from the earliest claimed priority date or 17 years from the date of issue.

        The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of our patent applications or those patent applications that we license will result in the issuance of any patents. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, narrowed, circumvented or found to be invalid or unenforceable, which could limit our ability to stop competitors from marketing related products or the length of term of patent protection that we may have for our products. Neither we nor our licensors can be certain that we were the first to invent the inventions claimed in our owned or licensed patents or patent applications. In addition, our competitors may independently develop similar technologies or duplicate any technology developed by us, and the rights granted under any issued patents may not provide us with any meaningful competitive advantages against these competitors. Furthermore, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

        Trademarks.    Given the importance of our name brands, particularly with respect to IGIV and A1PI products, we rely heavily on the protection of trade names and trademarks. We have registered trademarks for a number of our products, including Gamunex®, Prolastin®, Plasbumin®, Plasmanate®, Koate®, Thrombate III®, GamaStan®, HyperHepB®, HyperRho®, HyperRab®, HyperTet®, Gamimune®, Talecris Direct®, and Prolastin Direct®.

        Trade Secrets.    We may rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

        In-License Agreements.    On August 1, 2006 we entered into a collaboration and development agreement with Activaero GmbH which grants Talecris exclusive rights to use the Akita™ inhalation device for the aerosol delivery of Alpha-1-Antitrypsin for any indication. Under that agreement, we are committed to a minimal level of spending each year during development and should the product reach commercialization we must pay a royalty on sales, with no milestone payments due to Activaero GmbH The agreement is valid until the last to expire applicable patent right—currently not expected until 2025. Talecris has the right to terminate with up to 120 days notice, but must pay a progressively higher termination fee determined by considering both the reason for Talecris' termination and the number of years since the effective date of the agreement.

Government Regulation

        Government authorities in the U.S., at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, approval, manufacturing, labeling, post-approval monitoring and reporting, packaging, promotion, storage, advertising, distribution, marketing and export and import of pharmaceutical products such as those we are developing. The process of obtaining regulatory approvals and the subsequent substantial compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. The following is a summary of overall regulatory landscape for our business.

        United States Government Regulation.    In the U.S., the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act and implementing regulations. Failure to comply with the applicable FDA requirements at any time during the product development process, approval process or after approval may result in administrative or judicial sanctions. These sanctions could include the FDA's imposition of a clinical hold on trials, refusal to approve pending applications, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution. Any agency or judicial enforcement action could have a material adverse effect on us.

        The BLA Approval Process.    Drugs that are also biological products must also satisfy the requirements of the Public Health Services Act and its implementing regulations. In order for a biological drug product to be legally marketed in the U.S., the product must have a Biologic License Application (BLA), approved by the FDA.

        The steps for obtaining FDA approval of a BLA to market a biological product in the U.S. include:

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  completion of preclinical laboratory tests, animal studies and formulation studies under the FDA's good laboratory practices regulations;

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  submission to the FDA of an Investigational New Drug Application (IND), for human clinical testing, which must become effective before human clinical trials may begin and which must include independent Institutional Review Board, or IRB, approval at each clinical site before the trials may be initiated;

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  performance of adequate and well-controlled clinical trials in accordance with Good Clinical Practices to establish the safety, purity, and potency of the product for each indication;

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  submission to the FDA of a BLA, which contains detailed information about the chemistry, manufacturing and controls for the product, reports of the outcomes of the clinical trials, and proposed labeling and packaging for the product;

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  satisfactory review of the contents of the BLA by the FDA, including the satisfactory resolution of any questions raised during the review;

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  satisfactory completion of an FDA Advisory Committee review, if applicable;

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  satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP regulations, to assure that the facilities, methods and controls are adequate to ensure the product's identity, strength, quality and purity; and

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  FDA approval of the BLA.

        Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. Some preclinical testing may continue after the IND is submitted. The IND must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues such as the conduct of the trials as outlined in the IND. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. In other words, submission of an IND may not result in the FDA allowing clinical trials to commence.

        Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators. Clinical trials are conducted under requirements to ensure the protection of human subjects participating in the trial and protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an institutional review board, or IRB, at each site at which the study is conducted must approve the protocol and any amendments. All research subjects must be informed, among other things, about the risks and benefits of the investigational product and provide their informed consent in writing.

        Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. Phase I trials usually involve the initial introduction of the investigational drug into a small group of healthy volunteers (e.g., 10 to 20) to evaluate the product's safety, dosage tolerance and pharmacokinetics and, if possible, to gain an early indication of its effectiveness.

        Phase II trials usually involve controlled trials in a larger but limited patient population (e.g., a few hundred) to:

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  evaluate dosage tolerance and appropriate dosage;

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  identify possible adverse effects and safety risks; and

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  provide a preliminary evaluation of the efficacy of the drug for specific indications.

        Phase III trials usually further evaluate clinical efficacy and test further for safety in an expanded patient population (e.g., several hundred to several thousand). Phase III trials usually involve comparison with placebo, standard treatments or other active comparators. Usually two well-controlled large Phase III or pivotal trials demonstrating safety and efficacy are required. These trials are intended to establish the overall risk-benefit profile of the product and provide an adequate basis for physician labeling. Phase III trials are usually larger, more time consuming, more complex and more costly than Phase I and Phase II trials. Since most of our products are aimed at very small populations where it is not always possible to conduct two large studies, we may only be required to conduct one study on a smaller number of patients than would typically be required for pharmaceutical products in general.

        Phase I, Phase II and Phase III testing may not be completed successfully within any specified period, if at all. Furthermore, the FDA or we may suspend or terminate clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk, have experienced a serious and unexpected adverse event, or that continued use in an investigational setting may be unethical. Similarly, an IRB can suspend or terminate approval of research if the research is not being conducted in accordance with the IRB's requirements or if the research has been associated with unexpected serious harm to patients.

        Assuming successful completion of the required clinical testing, the results of the preclinical studies and of the clinical trials, together with other detailed information, including information on the chemistry, manufacture and composition of the product, are submitted to the FDA in the form of a BLA requesting approval to market the product for one or more indications. In most cases, the BLA must be accompanied by a substantial user fee. The FDA will initially review the BLA for completeness before it accepts the BLA for filing. After the BLA submission is accepted for filing, the FDA reviews the BLA to determine, among other things, whether a product is safe and effective for its intended use and whether the product is being manufactured in accordance with cGMP to assure and preserve the product's identity, strength, quality and purity.

        Under the Pediatric Research Equity Act of 2003, or PREA, BLAs or supplements to BLAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted.

        Before approving a BLA, the FDA generally will inspect the facility or the facilities at which the product is manufactured. The FDA will not approve the product if it finds that the facility does not appear to be in cGMP compliance. If the FDA determines the application, manufacturing process or manufacturing facilities are not acceptable, it will either disapprove the application or issue an approvable letter in which it will outline the deficiencies in the BLA and provide the applicant an opportunity to meet with FDA representatives and subsequently to submit additional information or data to address the deficiencies. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

        The testing and approval process requires substantial time, effort and financial resources, and each may take several years to complete. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval on a timely basis, or at all. We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing our products. The FDA may limit the indications for use or place other conditions on any approvals that could restrict the commercial application of the products. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

        Post-Approval Requirements.    After regulatory approval of a product is obtained, we are required to comply with a number of post-approval requirements. For example, as a condition of approval of a BLA, the FDA may require post marketing testing and surveillance to monitor the product's safety or efficacy. In addition, holders of an approved BLA are required to keep extensive records, to report certain adverse reactions and production problems to the FDA, to provide updated safety and efficacy information and to comply with requirements concerning advertising and promotional labeling for their products. Also, quality control and manufacturing procedures must continue to conform to cGMP regulations as well as the manufacturing conditions of approval set forth in the BLA. The FDA periodically inspects manufacturing facilities to assess compliance with cGMP regulations, which imposes certain procedural, substantive and recordkeeping requirements. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

        Future FDA inspections may identify compliance issues at our facilities or at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct and prevent recurrence of any deficiencies. In addition, discovery of problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved BLA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing. Newly discovered or developed safety or effectiveness data may require changes to a product's approved labeling, including the addition of new warnings and contraindications. Also, new government requirements, including those resulting from new legislation, may be established that could delay or prevent regulatory approval of our products under development.

        Orphan Drug Designation.    The FDA may grant orphan drug designation to drugs intended to treat a "rare disease or condition" that affects fewer than 200,000 individuals in the U.S., or more than 200,000 individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making available in the U.S. a drug for this type of disease or condition will be recovered from sales in the U.S. for that drug. Orphan drug designation must be requested before submitting an application for marketing approval. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. Orphan drug designation can provide opportunities for grant funding towards clinical trial costs, tax advantages and FDA user-fee benefits. In addition, if a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity. Competitors may receive approval of different drugs or biologics for the indications for which the orphan product has exclusivity. However, if a company with orphan drug exclusivity is not able to supply the market, the FDA could allow another company with the same drug a license to market for said indication.

        Fast Track Designation.    The FDA's fast track programs, one of which is fast track designation, are designed to facilitate the development and review of new drugs that are intended to treat serious or life threatening conditions and that demonstrate the potential to address unmet medical needs for the conditions. Fast track designation applies to a combination of the product and the specific indication for which it is being studied. Thus, it is the development program for a specific drug for a specific indication that receives fast track designation. The sponsor of a product designated as being in a fast track drug development program may engage in close early communication with the FDA including through timely meetings and feedback on clinical trials. Products in fast track drug development programs also may receive Priority Review or accelerated approval (i.e., where the review cycle is set with a six-month review clock instead of 10- or 12-month review clock). Sponsors may also be able to submit completed portions of an application before the entire application is completed; however, the review clock will not officially begin until the entire completed BLA is submitted to and filed by the FDA. The FDA may notify a sponsor that its program is no longer classified as a fast track development program if the fast track designation is no longer supported by emerging data, the designated drug development program is no longer being pursued, or another product that meets the unmet medical need for the same indication is approved first.

        Regulation Outside the United States.    In addition to regulations in the U.S., we are subject to a variety of regulations in other jurisdictions governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of countries outside the U.S. before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

        To obtain regulatory approval of a drug under European Union regulatory systems, we may submit marketing authorizations either under a centralized or decentralized procedure. The centralized procedure, which is compulsory for medicines produced by certain biotechnological processes and optional for those which are highly innovative, provides for the grant of a single marketing authorization that is valid for all European Union member states. All marketing authorizations for products designated as orphan drugs must be granted in accordance with the centralized procedure. The decentralized procedure provides for approval by one or more other, or concerned, member states of an assessment of an application performed by one member state, known as the reference member state. Under this procedure, an applicant submits an application, or dossier, and related materials including a draft summary of product characteristics, and draft labeling and package leaflet, to the reference member state and concerned member states. The reference member state prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. Within 90 days of receiving the reference member state's assessment report, each concerned member state must decide whether to approve the assessment report and related materials. If a member state cannot approve the assessment report and related materials on the grounds of potential serious risk to the public health, the disputed points may eventually be referred to the European Commission, whose decision is binding on all member states.

        The European Agency for the Evaluation of Medicinal Products grants orphan drug designation to promote the development of products that may offer therapeutic benefits for life-threatening or chronically debilitating conditions affecting not more than five in 10,000 people in the European Union. In addition, orphan drug designation can be granted if the drug is intended for a life threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that sales of the drug in the European Union would be sufficient to justify developing the drug. Orphan drug designation is only available if there is no other satisfactory method approved in the European Union of diagnosing, preventing or treating the condition, or if such a method exists, the proposed orphan drug will be of significant benefit to patients. Orphan drug designation provides opportunities for free protocol assistance, fee reductions for access to the centralized regulatory procedures before and during the first year after marketing authorization and 10 years of market exclusivity following drug approval. Fee reductions are not limited to the first year after authorization for small and medium enterprises. The exclusivity period may be reduced to six years if the designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity.

Pharmaceutical Pricing and Reimbursement

        In the United States and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payors. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. These third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare product candidates. Our product candidates may not be considered cost-effective. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

        In 2006, a partial, voluntary prescription drug benefit for Medicare beneficiaries was established by the U.S. Congress called Medicare Part D. Government payment for some of the costs of prescription drugs may increase demand for any products for which we receive marketing approval. However, to obtain payments under this program, we are required to negotiate prices with private insurers operating pursuant to federal program guidance. These prices may be lower than we might otherwise obtain. Federal, state and local governments in the U.S. continue to consider legislation to limit the growth of healthcare costs, including the cost of prescription drugs. Future legislation could limit payments for pharmaceuticals such as the drug candidates that we are developing. Such legislation could include changes to Medicare Part D, including possibly permitting the federal government to negotiate prices directly with manufacturers.

        In 2006, the U.S. Congress passed legislation that required states to collect National Drug Code information on physician-administered drugs provided in the outpatient setting, such as IGIV, so that states can request rebates for these products under the Medicaid Drug Rebate Program. The provision was effective January 1, 2008; however, collection of this information has been delayed owing to technical difficulties hospitals have reported with information collection. CMS has, thus far, extended the deadline for all states that have requested an extension. To the extent CMS does enforce the requirement and to the extent states are able to comply, we expect our Medicaid rebate liability will increase.

        The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, an increasing emphasis on managed care in the U.S. has increased and will continue to increase the pressure on pharmaceutical pricing.

Other

        Our operations and many of the products we manufacture or sell are subject to extensive regulation by numerous other governmental agencies, both within and outside the United States. In the United States, apart from the agencies discussed above, our facilities, operations, employees, products (their manufacture, sale, import and export) and services are regulated by the Drug Enforcement Agency, the Environmental Protection Agency, the Occupational Health & Safety Administration, the Department of Agriculture, the Department of Labor, Customs and Border Protection, the Department of Commerce, the Department of Treasury and others. Furthermore, because we supply products and services to healthcare providers that are reimbursed by federally funded programs such as Medicare, our activities are also subject to regulation by the Centers for Medicare and Medicaid Services and enforcement by the Office of the Inspector General within the Department of Health and Human Services. State agencies also regulate our facilities, operations, employees, products and services within their respective states. Government agencies outside the United States also regulate public health, product registration, manufacturing, environmental conditions, labor, exports, imports and other aspects of the company's global operations.

Employees

        As of March 31, 2008, we had approximately 4,300 full-time employees, including a number of employees with M.D. or Ph.D. degrees (Talecris Biotherapeutics Inc. 2,024 employees; Talecris-Melville 138 employees; Talecris Biotherapeutics Ltd. (Canada) 21 employees; Talecris Biotherapeutics GmbH (Germany) 44 employees; Talecris Plasma Resources Inc. 2,073 employees). None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

        Of our workforce, 254 employees are engaged in research and development as described below:

Functional area	Headcount	Core responsibilities
Preclinical	15	Candidate identification, pre-clinical research, candidate advancement to development decision, candidate screening based on proof of principle or clear mechanism of action.
Administration	11
Program Management Office	8	Oversight of the systems for and management of the execution of, strategic development projects for new products, new indications, and new processes.
Technology	77	Process development and improvement for plasma-based products (including technical support for operations), technology exploration, process/product development, and clinical manufacturing operations
Pathogen safety	47	Exploration, introduction, validation of viral and prion detection and reduction technologies
BioAnalytics	49	Exploration, implementation of new technologies for analytics, support of R&D functions, development of new and improved test methods for operations

Medical Affairs	47	Continuing medical education, medical writing and publication, communicating medical information to health care providers. Trial design, execution, monitoring, data collection, analysis, report creation, regulatory agency interaction (all supplemented by external contract research organizations)
Total	254

Legal Proceedings

        We are involved in a number of judicial, regulatory and arbitration proceedings (including those described below) concerning matters arising in connection with the conduct of our businesses. We believe, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on our financial condition, but might be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

        On May 21, 2008, Baxter Healthcare Corporation and National Genetics Institute, a wholly owned subsidiary of Laboratory Corporation of America, filed a complaint in the U.S. District Court for the Eastern District of North Carolina alleging that we infringed U.S. Patents Nos. 5,780,222, 6,063,563, and 6,566,052. The patents deal primarily with a method of screening large numbers of biological samples utilizing various pooling and matrix array strategies, and the complaint alleges that the patents are owned by Baxter and exclusively licensed to NGI. We believe that the allegations of infringement are without merit and that the patents are invalid as applied to our processes. We intend to vigorously defend against the complaint.

        We were a co-plaintiff along with Bayer in patent litigation pending in the United States District Court for the District of Delaware against Baxter International Inc. and Baxter Healthcare Corporation (collectively, Baxter). In this case, filed in 2005, we, as exclusive licensee of Bayer's U.S. Patent No. 6,686,191 (the '191 patent), alleged that Baxter, by its manufacture and importation of its liquid IGIV product, Gammagard Liquid, has infringed the '191 patent. We entered into a Settlement Agreement with Baxter on August 10, 2007. Under the terms of the settlement (i) Baxter paid us $11.0 million, (ii) Baxter will pay us for a period of four years from the settlement date an amount comprising 1.2% of Baxter's net sales in the United States of Gammagard Liquid and any other product sold by Baxter or an affiliate in the United States under a different brand name that is a liquid intravenous immunoglobulin, (iii) Baxter provided approximately 2,000 kilograms of Fraction IV-I paste with specifications as per the settlement agreement (fair value of $1.8 million determined by reference to similar raw material purchases we have made in the past as well as current market conditions), and (iv) we will grant Baxter certain rights in the '191 patent and its foreign counterparts.

MANAGEMENT

        Our executive officers and directors and their respective ages and positions as of June 30, 2008 are as follows:

Name	Age	Position
Lawrence D. Stern	51	Chairman, Chief Executive Officer and Director
John M. Hanson	56	Executive Vice President and Chief Financial Officer
John F. Gaither, Jr.	59	Executive Vice President, General Counsel and Secretary
Joel E. Abelson	49	Senior Vice President & General Manager, Portfolio Management and International Business
James R. Engle	53	Senior Vice President, Information Technology
Kari D. Heerdt	40	Senior Vice President, Human Resources
Randall A. Jones	51	Senior Vice President, Special Projects
Mary J. Kuhn	49	Senior Vice President, Operations
Thomas J. Lynch, PhD	57	Senior Vice President, Corporate Compliance, Regulatory & Public Policy
Daniel L. Menichella	48	Senior Vice President, Business Development
Bruce Nogales	52	Senior Vice President & General Manager, Plasma Resources
John R. Perkins	37	Senior Vice President & General Manager, Portfolio Management and U.S. Business
Stephen R. Petteway, Jr. PhD	63	Senior Vice President, Research & Development
Stuart A. Auerbach	50	Director
Richard A. Charpie, PhD	56	Director
Paul N. Clark	61	Director
W. Brett Ingersoll	44	Director
James T. Lenehan	59	Director
Kenneth J. Martin	54	Director
Steven F. Mayer	48	Director
Ruedi E. Waeger, PhD	65	Director

        Lawrence D. Stern has served as our Chairman and Chief Executive Officer since June 2007, as a director since April 2005, and currently serves as chairman of the executive committee and as a member of the nominating and governance committee. He was previously our Executive Chairman from April 2005 until June 2007. From December, 2003 until March 2005, Mr. Stern worked primarily with Cerberus and Ampersand in connection with our formation transaction. From January through November 2003, Mr. Stern worked as an independent consultant supporting debt and equity transactions. Mr. Stern received his BS in Chemical Engineering from Cornell University and his MS from the Massachusetts Institute of Technology.

        John M. Hanson has served as Executive Vice President and Chief Financial Officer for our company since October 2005. From April 2003 until he joined us in 2005, Mr. Hanson was employed at Andrx

Corporation, a specialty pharmaceuticals company, where he ultimately served as Senior Vice President and Chief Financial Officer. Mr. Hanson took some time off from August 2001 to March 2003 to pursue personal interests. Mr. Hanson has an extensive history of executive experience in the pharmaceuticals industry. From November 2000 to July 2001, Mr. Hanson served as Chief Financial Officer of Mylan Laboratories and from September 1996 to October 2000, Mr. Hanson served as Chief Financial Officer of Zenith-Goldline Pharmaceuticals, Inc., the U.S. generic products subsidiary of IVAX Corporation. Mr. Hanson was employed by Arthur Andersen LLP from 1984 to 1995. Mr. Hanson is a Certified Public Accountant and earned both his BS in Biology and his MPA from the University of South Dakota.

        John F. Gaither, Jr. has been our Executive Vice President, General Counsel and Secretary since September 2006. Prior to joining us in 2006, Mr. Gaither served as Senior Vice President, General Counsel and Secretary of NeighborCare, Inc., one of the largest providers of institutional pharmacy services in the United States, from 2003 through 2005. Mr. Gaither earned both his BBA in Accounting and his JD from the University of Notre Dame.

        Joel E. Abelson has served as our Senior Vice President and General Manager, Portfolio Management and International Business since April 2008. Previously, he was Vice President and General Manager, International Commercial Operations from August 2007 to April 2008 and before that he was Vice President, Canada and Intercontinental Commercial Operations from March 2006 to August 2007. From April 2005 until March 2006, Mr. Abelson worked in a consulting role for Talecris supporting both the formation of the new company and the planning and establishment of our Canadian business. From July 2002 to March 2005, Mr. Abelson served as Vice President, Global Strategic Marketing for Bayer's Biological Products Division. Mr. Abelson received his BA (Honours) degree from Carleton University and his MA degree in Public Administration from the University of Toronto.

        James R. Engle has been our Senior Vice President, Information Technology since April 2005. Prior to joining us in 2005, Mr. Engle was with Aventis from 1988 to 2004. His most recent position at Aventis was Senior Vice President, IT for Aventis Behring (subsequently acquired by CSL Ltd. and renamed CSL Behring) from 1999 to 2004. Mr. Engle attended Delaware Valley College of Science and Agriculture, where he earned his BS in Business Administration.

        Kari D. Heerdt has been our Senior Vice President, Human Resources since January 2008. Prior to joining Talecris, Ms. Heerdt served as Senior Vice President of Human Resources for Mervyns, a mid-market department store partially owned by Cerberus Capital Management, from 2004 to 2008. Prior to that, she was a consultant to Cerberus Capital Management, a leading investment management firm. From 2000 to 2004, Ms. Heerdt was a Senior Consultant for Hewitt Associates, a global Human Resources consulting firm. Ms. Heerdt earned a BA degree from Mount Holyoke College, and a MS from the Krannert Graduate School of Management at Purdue University.

        Randall A. Jones has served as our Senior Vice President, Special Projects since January 2008. He previously served as our Senior Vice President, Human Resources from December 2006 until January 2008, and Vice President and General Counsel from April 2005 to September 2006. He has served as Assistant Secretary since May 2006. From April 2003 to March 2005, Mr. Jones was Vice President and Assistant General Counsel for the Biological Products Division of Bayer Healthcare LLC. Mr. Jones earned his Bachelor of Chemical Engineering from the University of Delaware and his JD from the University of Virginia.

        Mary J. Kuhn has been our Senior Vice President, Operations since April 2005. Prior to joining us, Ms. Kuhn was a Senior Vice President of Operations at Bayer from October 2002 to April 2005. During the previous two decades, Ms. Kuhn held numerous positions with increasing responsibility within Bayer's North American Pharmaceutical Division's Headquarters, including Supervisor, Pharmaceutical Formulations Lab; Manager, Pharmaceutical Technical Services; Manager, Manufacturing Operations; Director, Manufacturing; and, Vice President, Technical Operations and Ethical Product Manufacturing;

and Vice-President at Operations. Ms. Kuhn earned her BS in Pharmacy from Purdue University and her EMBA from the University of New Haven.

        Thomas J. Lynch, PhD began as our Vice President of Corporate Governance and Compliance in April 2005, and assumed his current position in early 2006. From 2003 to 2005, Dr. Lynch served as Vice President of Regulatory Affairs and Quality Assurance for CryoLife, Inc., a medical device and human tissue company. Prior to that, during 2000-2003, he served as Senior Vice President, Regulatory Affairs and Quality Assurance at Clearant, a biotechnology company engaged in pathogen inactivation R&D. From 1993 to 2000, Dr. Lynch had been with the U.S. Food and Drug Administration, most recently as Deputy Director of the Division of Hematology. He holds a Ph.D. in biochemistry from Wayne State University and a JD from Georgetown University.

        Daniel L. Menichella joined our company in October 2007 as Senior Vice President, Business Development. Prior to joining our company, Mr. Menichella served in various capacities related to business development and strategic planning at Merck KgaA, the global pharmaceutical and chemical company, from December 2002 until October 2007. Over the course of his five years at Merck, Mr. Menichella served as Vice President, Business Development, Vice President, Corporate Strategic Planning and Vice President, Corporate Business Development and Alliance Management. Mr. Menichella earned his AB from Harvard University and his MBA from the University of North Carolina.

        Bruce Nogales joined our company in 2005 as Vice President, International, responsible for our business transitions in Europe and Intercontinental Markets. He has also served as Vice President of both the Immunology and Pulmonary Commercial Development groups. In April 2007, Mr. Nogales was named Vice President and General Manager, International Commercial Operations and in September 2007, Mr. Nogales was named Senior Vice President and General Manager Talecris Plasma Resources. Prior to joining us, Mr. Nogales had served from 1999 through 2004 as both Vice President and General Manager of Intercontinental Commercial Operations and of the Wound Healing Business Unit at Aventis Behring (subsequently acquired by CSL Limited and renamed CSL Behring), which is engaged in the global protein therapeutics business. Mr. Nogales earned his BS in Finance from California State University, Long Beach in 1978 and completed an Executive Development Program at the University of Pennsylvania's Wharton School of Business.

        John R. Perkins joined Talecris Biotherapeutics in 2006 and since April 2008 has served as our Senior Vice President and General Manager, Portfolio Management and U.S. Business. Previously, he was Vice President, U.S. Commercial Operations. Prior to joining Talecris, John was a consultant to Cerberus Capital Management where he provided executive management since 2004 for several existing portfolio companies, including Talecris, and operational due diligence for potential investments. Mr. Perkins joined Cerberus from General Electric where he was an executive in its Corporate Business Development group since 2001. Mr. Perkins started his career with General Electric where he held a variety of additional positions including marketing/product management, sales, operations and Corporate Audit. Mr. Perkins is a graduate of General Electric's Management Development Program. He received his BA from DePauw University and earned his MBA from Northwestern's Kellogg School of Management.

        Stephen R. Petteway, Jr., PhD, has served as our Senior Vice President, Research & Development since April 2005. Prior to our formative transaction, Dr. Petteway held various positions for Bayer Biological Products, including: Senior Director, Pathogen Safety & Research; Vice President, Pathogen Safety & Research; and Acting Head, Research & Technology. Dr. Petteway is the author of numerous scientific publications and patents related to diagnostics and therapeutics. Dr. Petteway earned his BA in Microbiology/Chemistry from the University of South Florida at Tampa, and his PhD in Molecular Cell Biology from the University of Alabama at Birmingham.

        Stuart A. Auerbach has been a member of our board of directors since April 2005 and currently serves on the audit and executive committees. Mr. Auerbach has been a general partner with Ampersand since 1995, having previously served as an associate and partner dating back to 1991. During his tenure at Ampersand, Mr. Auerbach has served as a director of fifteen public and private companies. Mr. Auerbach earned his BS in Chemical Engineering from Columbia University and his MBA from Harvard Business School.

        Richard A. Charpie, PhD has been a member of our board of directors since April 2005 and currently serves on the compensation committee. Dr. Charpie has been a managing general partner at Ampersand since its founding in 1988 as a spin-off from PaineWebber Incorporated. Dr. Charpie has served as a director of more than thirty-five public and private companies. Dr. Charpie earned both his BS and MS in Physics from the Massachusetts Institute of Technology. He also earned his PhD in Economics and Finance from the Massachusetts Institute of Technology.

        Paul N. Clark has been a member of our board of directors since September 2007 and currently serves on the audit and compensation committees. Prior to joining us, Mr. Clark served as Chief Executive Officer and President from June 1999, and Chairman of the Board of Directors from February 2000, until February 2007 of ICOS Corporation, a biotechnology company. Prior to ICOS, Mr. Clark was with Abbott Laboratories from 1984-1998, where he had responsibility for pharmaceuticals and other businesses, retiring from Abbott as Executive Vice President and a board member. Mr. Clark is also a director of Agilent Technologies, Inc. and Catalent Pharma Solutions. Mr. Clark received his BS in finance from University of Alabama and his MBA from Dartmouth College, Amos Tuck School.

        W. Brett Ingersoll has been a member of our board of directors since April 2005 and currently serves as chairman of the compensation committee. Mr. Ingersoll has served as managing director of Cerberus Capital Management since 2003. In addition to serving on the board of our company, Mr. Ingersoll is also a member of the boards of directors of the following public companies: ACE Aviation Holdings (compensation and audit committees) and AerCap Holdings N.V. (nomination and compensation committee). Mr. Ingersoll received his BA in Economics from Brigham Young University and his MBA from Harvard Business School.

        James T. Lenehan has been a member of our board of directors since April 2005 and currently serves as chairman of the nominating and governance committee and also serves on the compliance committee. Since October 2004, Mr. Lenehan has also been a consultant for Cerberus Capital Management. Prior to that, Mr. Lenehan served in a variety of positions at Johnson & Johnson from October 1976 until he retired as Vice Chairman in June 2004. In addition, Mr. Lenehan is a member of the board of directors of Medtronic Inc. Mr. Lenehan earned his BA in Economics from the University of Akron and his MBA from Northwestern University.

        Kenneth J. Martin has been a member of our board of directors since September 2007 and serves on our executive committee and as chairman of our audit committee. Prior to joining us, Mr. Martin served as Chief Financial Officer and Vice Chairman of Wyeth, a company engaged in the pharmaceuticals, consumer healthcare and animal health sectors, from April 2006 through June 2007. While an executive officer at Wyeth, Mr. Martin was a member of the management, law/regulatory review, operations, human resources and benefits and retirement committees. Prior to such time, Mr. Martin had served in a variety of other executive capacities at Wyeth, including Executive Vice President and Chief Financial Officer from June 2002 to April 2006. In addition to serving on the board of our company, Mr. Martin is also a member of the board of directors and chairman of the audit committee of WABCO Holdings. He earned his BBA in Accounting from Hofstra University.

        Steven F. Mayer has been a member of our board of directors since April 2005 and currently serves on the executive committee. Mr. Mayer has been managing director of Cerberus California, Inc. since November 2002. In addition to serving on the board of our company, Mr. Mayer is also a member of the board of directors of BlueLinx Holdings, Inc. Mr. Mayer received his AB, cum laude, from Princeton University and his JD, magna cum laude, from Harvard Law School.

        Ruedi E. Waeger, PhD, has been a member of our board of directors since April 2005 and currently serves on the nominating and governance committee and as chairman of the compliance committee. Prior to coming to Talecris, Dr. Waeger was President and CEO of Aventis Behring LLC, a plasma therapeutics business, for more than five years prior to its acquisition by CSL Ltd. in 2004 to form ZLB Behring. Dr. Waeger has over 30 years of experience in the global pharmaceutical and therapeutic protein industry. Prior to that, Dr. Waeger was President and Chief Executive Officer of ZLB Central Laboratories and Blood Transfusion Service of the Swiss Red Cross. Dr. Waeger also serves on the compensation committee of the board of directors at Alexion Pharmaceuticals, Inc., a manufacturer of pharmaceuticals for the treatment of autoimmune and cardiovascular diseases. Dr. Waeger earned a PhD in Biochemistry from the Swiss Federal Institute of Technology.

Board Composition and Election of Directors

        In accordance with the terms of our certificate of incorporation and bylaws that will become effective upon the closing of this offering, our board of directors will be divided into three classes, class I, class II and class III, with each class serving staggered three-year terms. Upon the closing of this offering, the members of the classes will be divided as follows:

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  the class I directors will be Richard A. Charpie, James Lenehan and Steven F. Mayer, and their term will expire at the annual meeting of stockholders to be held in 2009;

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  the class II directors will be Stuart A. Auerbach, Paul N. Clark and Kenneth J. Martin, and their term will expire at the annual meeting of stockholders to be held in 2010; and

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  the class III directors will be W. Brett Ingersoll, Lawrence D. Stern and Ruedi E. Waeger, and their term will expire at the annual meeting of stockholders to be held in 2011.

        Our directors may be removed only for cause by the affirmative vote of the holders of 66% or more of our voting stock unless the Board recommends removal of a director to the stockholders, in which event, such director may be removed by the affirmative vote of the holders of 50% or more of our voting stock. In addition, prior to the date that Talecris Holdings, LLC, its Affiliates (as defined in Rule 12b-2 of the Exchange Act), or any person who is an express assignee or designee of Talecris Holdings, LLC's rights under our Certificate of Incorporation (and such assignee's or designee's Affiliates) ceases to own 50% of the outstanding shares of our common stock, any director may be removed from office at any time, with or without cause, by such person with notice to our Board. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

Director Independence

        Of our nine directors, our board of directors has affirmatively determined that three are "independent," as defined by the current rules under the listing standards of the Nasdaq Global Market and the applicable rules of the Securities and Exchange Commission.

        We do not have an obligation to ensure a majority are independent, or that any members of our compensation committee or nominating committee are independent, as we are a "Controlled Company" under Nasdaq Marketplace Rule 4350(c), given that, after giving effect to this offering, greater than 50% of our voting stock will be held or controlled by Talecris Holdings, LLC.

Board Committees

        Our board of directors has established an audit committee, an executive committee, a compensation committee, a nominating and governance committee and a compliance committee. While we are not required by the rules of the Nasdaq Global Market or the Securities and Exchange Commission to establish an executive committee or a compliance committee, we believe having such committees is beneficial to us. The composition of each committee will be effective upon the closing of this offering.

        Audit Committee.    The members of our audit committee are Stuart A. Auerbach, Paul N. Clark and Kenneth J. Martin. Our audit committee assists our board of directors in its oversight of the integrity of our financial statements, our independent registered public accounting firm's qualifications and independence and the performance of our independent registered public accounting firm.

        Under our audit committee's charter, our audit committee's responsibilities will, among other things, include:

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  the appointment, compensation, retention, replacement, termination and oversight of the work of, and the independence of, our independent registered public accounting firm (independent auditors) (subject, if applicable, to shareholder ratification), including resolution of disagreements between management and the independent auditor regarding financial reporting, for the purpose of preparing or issuing an audit report or related work;

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  overseeing the work of any other independent registered public accounting firm engaged by us, including through the receipt and consideration of certain reports from our independent registered public accounting firm;

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  reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

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  meeting separately with our independent registered public accounting firm and management;

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  preparing the audit committee report required by Securities and Exchange Commission rules;

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  establishing policies for and pre-approving all auditing services and permitted non-audit services (including accounting services related to mergers and acquisitions transactions and related financing activities), other than "prohibited non-auditing services" (specified below), to be performed for us by our independent auditor (including prohibition against paying any audit partner of ours auditor compensation based on the partner procuring engagements from us to provide any products or services other than audit, review or attest services), subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act;

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  exercising the right to select, retain, terminate and approve the fees and other terms of special or independent legal counsel, accountants or other experts and advisors;

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  reviewing management, appropriate members of our disclosure committee, the independent auditor, our annual audited financial statements and quarterly financial statements and any other reports or documents containing financial information prior to any filing with the Securities and Exchange Commission or distribution to the public, including management's and the independent auditor's judgment about the quality, not just the acceptability, of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements;

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  discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements, including any significant changes in our selection or application of accounting principles, and any material issues as to the adequacy of our internal controls and any special steps adopted in light of material control deficiencies;

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  reviewing at least annually and discussing with the independent auditors:

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  all critical accounting policies and practices to be used;

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  the development, selection and disclosure of critical accounting estimates and analyses prepared by management setting forth significant financial reporting issues and judgments made in connection with preparation of the financial statements, including all alternative treatments of financial information with management, the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors, regulatory and accounting initiatives, and off-balance sheet transactions and structures on our financial statements;

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    the accounting treatment accorded significant transactions;

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    any significant accounting issues, including any second opinions sought by management on accounting issues;

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    our use of reserves and accruals, as reported by management;

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    the independent auditor's assessment of its independence and all relationships between the independent auditor and us; and

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    other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted and/or adjusted differences.

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    discussing with management and the independent auditor our earnings press releases, including the use of "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies;

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    discussing with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on our financial statements;

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    discussing with management, the internal audit department and the independent auditors our major financial risk exposures and the steps management has taken to monitor and control such exposures, including our risk assessment and risk management policies;

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    when required, we will review management's assessment of the effectiveness of our internal controls over financial reporting as of the end of the most recent fiscal year and the independent auditor's report on internal controls over financial reporting;

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    reviewing and discussing with our independent auditors matters required to be communicated to audit committees in accordance with Statement on Auditing Standards No. 61 and Rule 2-07 of Regulation S-X (to the extent applicable) relating to the conduct of the audit, including such things as management judgments and accounting estimates, significant changes in our accounting practices, significant audit adjustments, disagreements with management, difficulties encountered in performing the audit and management's response;

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    establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, disclosure or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

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    administering our code of ethics and business conduct in conjunction with our compliance, quality and public policy committee;

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    reviewing and discussing any reports of corporate attorneys or outside counsel submitted to the Committee pursuant to the Securities and Exchange Commission attorney professional responsibility rules (17 C.F.R. Part 205) or otherwise with respect to a material violation of securities laws, breaches of fiduciary duties or other material violations of laws;

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    discussing with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding our financial statements or accounting policies;

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    approval, pre-approval or ratification, as the case may be, of transactions entered into with "related persons" (as defined under Regulation S-K Item 404(a)) when any such transaction (or series of related transactions) involves an amount exceeding $120,000;

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    investigating such matters as it deems appropriate in connection with fulfilling its duties and responsibilities;

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    requesting and obtaining from the independent auditor assurance that each audit was conducted in a manner consistent with Section 10A (audit requirements) of the Exchange Act, which sets forth certain procedures to be followed in any audit of financial statements required under the Exchange Act; and

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    reviewing and reassessing, at least annually, the adequacy of the audit committee's charter.

        Under our audit committee's charter, our audit committee is also authorized to engage independent counsel and other advisors as it deems necessary, and to determine appropriate funding for such advisors and for the independent auditor issuing an audit report. All audit and non-audit services to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

        Kenneth J. Martin is our audit committee financial expert and also serves as chair of the committee. Two of our three audit committee members—Messrs. Clark and Martin—are "independent," as defined by the current rules under the listing standards of the Nasdaq Global Market and the applicable rules of the Securities and Exchange Commission. Consistent with the membership requirements set forth in our audit committee's charter, we have relied upon the exemption set forth in Exchange Act Rule 10A-3(b)(1)(iv)(A)(2) and Nasdaq Marketplace Rule 4350(a)(5), which provides us with one year from the effectiveness of this registration statement until such time as each of the audit committee members must be "independent."

        Executive Committee.    Messrs. Mayer, Auerbach, Martin and Stern are members of our executive committee. Mr. Stern is the chair of the committee. Except as otherwise provided in its charter, our executive committee exercises the power and duties of our board of directors between board meetings and implements policy decisions of the board. The committee furthermore assists our board of directors in fulfilling its responsibilities with respect to corporate funding policy, securities offerings, budgets and financial objectives, financial commitments, dividends and related policies.

        Our executive committee's responsibilities include:

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  authorizing and causing us to incur liabilities for financing, including loans, loan portfolios and securities offerings of no more than $25 million and reporting recommendations to the board of directors concerning larger financing proposals;

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  authorizing and approving capital expenditures, including acquisitions, mergers, consolidations, divestitures, partnerships, strategic alliances, purchases and sales of securities and other similar transactions involving the issuance of our common stock, in amounts not exceeding the limits delineated in our board's authorization and approval policy;

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  declaration and payment of any regularly scheduled dividends in amounts previously approved by our board of directors;

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  reviewing and making recommendations to our board of directors with respect to our overall financial goals and financial position, including results of operations, cash flow, capitalization, leverage ratios, debt maturity schedule and foreign currency exposures to ensure prudent financial management;

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  establishing a suitable format for financial reporting to our board of directors, including type and frequency of our reporting financial and non-financial information;

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  reviewing and approving for submission to our board of directors our annual budget and multi-year plans;

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  reviewing our short-term and long-term financial requirements and the projected availability of financing options to ensure that we are maintaining sufficient liquidity and making recommendations to our board of directors concerning our financing strategies and activities in the capital markets;

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  reviewing and assessing our risk management policies and activities (e.g. corporate insurance program, cash management, interest rate hedging, foreign currency) and provide guidance to our board of directors and senior management with respect thereto;

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  reviewing our overall tax planning strategy and providing guidance to our board of directors and senior management with respect thereto;

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  developing and recommending to our board of directors appropriate policies and procedures for approval and delegating of authority with respect to corporate, operating and financial transactions; and

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  consulting with our compensation committee concerning financial performance as it affects compensation.

        Compensation Committee.    Richard A. Charpie, Paul N. Clark and W. Brett Ingersoll are the members of our compensation committee. Mr. Clark has been affirmatively determined by our board of directors to be "independent," as defined by the current rules of the Nasdaq Global Market. Mr. Ingersoll is the chair of the committee. Our compensation committee assists our board of directors in the discharge of its responsibilities relating to the compensation of our executive officers.

        Our compensation committee's responsibilities include:

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  reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our chief executive officer;

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  overseeing and administering, and making recommendations to our board of directors with respect to, our cash and equity incentive compensation plans;

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  producing an annual report on executive compensation as required by applicable laws, rules, regulations and listing standards; and

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  administering incentive compensation plans, equity-based plans, and other benefit plans, except as reserved or otherwise delegated by our board of directors.

        Nominating and Governance Committee.    James T. Lenehan, Lawrence D. Stern and Ruedi E. Waeger are the members of our nominating and governance committee. Mr. Waeger has been affirmatively determined by our board of directors to be "independent," as defined by the current rules of the Nasdaq Global Market. Our nominating committee is responsible for developing and recommending criteria for selecting new directors.

        Our nominating committee's responsibilities include:

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  identifying and recommending to our board of directors individuals qualified to become board members and committee members consistent with criteria approved by our board of directors;

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  receiving communications from stockholders directed to our board of directors, including stockholder proposals regarding director nominees;

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  developing and recommending to our board of directors a set of corporate governance guidelines applicable to us;

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  reviewing and making recommendations to the board of directors with respect to director compensation; and

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  overseeing evaluations of the Board, individual Board members and the Committees of the Board.

        Compliance Committee.    James T. Lenehan and Ruedi E. Waeger are the members of our compliance committee. Mr. Waeger is the chair of the committee.

        Our compliance committee's responsibilities include:

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  providing direction and guidance for the development of our compliance and quality programs;

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  reviewing, approving and overseeing implementation of our code of conduct and our healthcare compliance program generally, as well as other compliance and quality policies, programs and procedures (including without limitation, ethical conduct, trade regulation, environmental protection, health and safety, human resources, and government affairs);

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  with our CEO, at least annually, assessing and verifying the adequacy of our compliance and quality programs, policies, procedures, employee training and program results and effectiveness;

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  at least annually, reviewing the compliance status of our operations (including as appropriate those of critical suppliers and toll manufacturers) and, with our compliance office, addressing any significant compliance and quality issues;

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  at least annually, reviewing our management's commitment to compliance programs and adequacy of resources committed to compliance and quality programs;

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  overseeing and advising us on our political activities, including political contributions and our positions with respect to legislative, regulatory and other public policy issues that may affect our business interests or public image;

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  advising and assisting us in our communications with external stakeholders, including legislative and regulatory officials, the healthcare community, including patient advisory groups, and the public at large; and

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  providing a channel, independent of management, for bringing compliance and quality issues to the attention of our board of directors.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee. None of the members of our compensation committee has ever been our employee.

Compensation Discussion & Analysis

Compensation Objectives

        We design our owner-entrepreneur focused executive compensation policies and programs with the goal of attracting, motivating and retaining the highest quality executives. We have historically constructed our executive compensation program and its various elements to reflect both market practices and our stockholders' interests, with executive management holding significant stockholder equity through our stock option plan and restricted stock plan.

        The primary objective of our overall executive compensation program is to provide balanced, comprehensive, competitive and cost-effective rewards in the short and long term. The compensation committee of our board of directors has designed and administered our executive compensation program with the following objectives in mind:

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  Compensation is performance-based: A substantial portion of the total compensation opportunity should be variable and dependent upon our operating and financial performance against pre-established goals as approved by the compensation committee. We believe that an appropriate balance between base compensation and at-risk incentive compensation helps to ensure that our management is motivated to achieve our goals and objectives.

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  Compensation is aligned with stockholder interests: Our compensation program should align the interests of executives with the long-term interests of our stockholders by providing incentives to maximize the value of our company for our stockholders. Several components of our executive compensation vary with our results, aligning our executives' interests with those of our stockholders. All of our executive officers hold a significant equity stake in our company through ownership of stock options and restricted stock (whether vested or unvested).

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  Compensation supports the business strategy: Our compensation program is designed to reinforce our underlying business strategy and objectives by rewarding successful achievement of our business goals. We design our executive compensation to provide incentives to executives to achieve strategic objectives in a manner consistent with our goals.

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  Compensation opportunities are market competitive and promote the retention of key executive officers: Our compensation program is designed to attract experienced executives who are proven managers and consistently deliver operational and financial results, as well as retain our executive talent in a highly competitive market while managing costs.

General Executive Compensation Process

        Our compensation committee, which consists entirely of non-employee members of our board of directors, establishes total compensation opportunities (and each of the individual elements) for Lawrence D. Stern, our Chairman and Chief Executive Officer (our CEO). The compensation committee also approves the compensation of our other executive officers, with input from our CEO. The compensation committee routinely meets in executive session (without the CEO or other officers present).

        The compensation committee considers and determines the compensation package for our CEO based on a consideration of individual performance, stockholder return and stockholder value. Upon consideration of these factors, the compensation committee determines the total compensation as well as the appropriate mix of the elements of compensation. The CEO provides recommendations to the compensation committee for the compensation levels for all of our executive officers (other than himself) as well as our other executives. The compensation committee specifically approves all compensation for all of our executive officers as well as some other senior executives.

        In performing its duties, our compensation committee is assisted by our management as well as by third-party consultants. The consultants provide market data, including regular assessment of our relative position among a group of companies that they identify as a cross-section of U.S. biopharmaceutical companies (peer group companies). In the past, our peer group companies have included:

Allergan Inc.	AI Pharma Inc.	Baxter International Inc.
Bayer AG	Biogen Idec Inc.	Cambrex Corp.
Celgene Corp.	Cephalon Inc.	Chiron Corp.
Genzyme Corp.	Medimmune Inc.	Serological Corp.
Shire plc	ZLB Behring

        Due to the dynamic nature of the biotechnology/biotherapeutics industry, the composition of our selected peer group companies may change over time. Up to the present time, one of the challenges for our compensation committee has been to collect relevant competitive data for private companies such as our company. To further assist in benchmarking and design of competitive compensation programs, plans and policies, we and the compensation committee also look to published industry compensation survey data such as the Radford-Aon Life Sciences Compensation survey.

Elements of Compensation

        The primary elements of our executive compensation are (1) annual base salary, (2) annual incentive award (Management Bonus Plan) opportunity, (3) long-term incentive compensation (stock options and restricted stock), (4) special recognition bonus, special bonus and restricted stock awards and (5) contractual severance and change-of-control benefits. Our executives also receive certain other benefits that are also available to most salaried employees, such as participation in general health, life and disability insurance plans, profit-sharing and 401(k) savings plans. We set base salary at a level that reflects the value an executive brings to our organization on a day-to-day basis. The annual incentive award is designed to reward achievements during a given year, while long-term incentive compensation serves to drive performance that reflects stockholder interests and provides rewards commensurate with investor returns. The restricted stock and special recognition bonus awards recognize certain key executives' contributions to extraordinary value creation since our inception. Severance and change-of-control benefits are designed to provide some measure of financial security following termination of employment under certain defined circumstances. The compensation committee determines the appropriate mix of these elements.

        In setting compensation levels for the annual base salary and annual incentive compensation categories, we generally follow competitive practices among our peer group. Because of our history and circumstances, however, our long-term incentive and special recognition bonus compensation are implemented and managed to meet our specific needs and objectives. The percentage of total compensation allocated to base salary, annual incentive, long-term incentive and special recognition bonus awards varies by individual, and that individual determination is based on the responsibilities of the individual executive. As a general matter, however, we allocate a much higher percentage of total executive compensation towards incentive-based payments and special recognition awards than is typical of other companies in our peer group.

        For annual incentives, we use adjusted EBITDA, unlevered free cash flow, and a set of specific business performance and strategic targets to determine awards for our executive management group, including our executive officers. For long-term incentive compensation, we used adjusted EBITDA and unlevered free cash flow as the criteria for performance share vesting for the 2006 and 2007 plan years and adjusted EBITDA alone for 2008 and 2009. In order to motivate top performance by our executives, we establish a target level for each of the various performance criteria that is high enough that there is no certainty it is achievable. The target level for any performance criterion changes from year to year. These target performance levels reflect challenges with respect to various factors such as volume, pricing, cost control, working capital management, plasma platform objectives, R&D objectives and sales and marketing objectives, among others. Our compensation committee has discretion to adjust the actual results related to the performance targets, positively or negatively, for items which, in the opinion of the compensation committee, were not reasonably within management's control.

        The performance targets used for 2007 annual incentives included $251.6 million of adjusted EBITDA, $81.0 million of unlevered free cash flow and strategic targets related to improved operating expenses, improved plasma supply pipeline, improved product development, governance and compliance activities. While the financial targets were met, a pre-requisite for plan funding, the compensation committee discounted the attainment of the unlevered free cash flow metric because it was achieved at the expense of the plasma supply goal, which was missed. Factoring results versus each performance plan goal, the compensation committee (after consultation with the board of directors) decided to set funding level for executive bonuses at 92 percent of target. For 2008, because the company is focused on investing in the growth of our plasma platform and improving operational efficiencies, the compensation committee has set the financial targets below the 2007 levels. The 2008 adjusted EBITDA goal of $216.0 million, and unlevered free cash flow of $0.4 million, reflect this focused effort. Strategic initiatives including ramping up plasma production and deliveries, and several others, should position Talecris to achieve stronger results in 2009 and beyond. The 2008 targets reflect the significant business challenges and are set high enough that there is no certainty that the targets are achievable. Ultimate achievement of performance objectives is evaluated periodically by our compensation committee based on the annual targets and after considering overall events and factors for the year.

        In addition to market data and corporate performance, the factors that our compensation committee utilizes in making its decisions on annual executive compensation also encompass the individual performance of our executive officers. At the beginning of each year, the compensation committee establishes the key financial and non-financial goals by which it will evaluate our company's and each executive officer's performance. At the end of the year, the compensation committee evaluates our performance and that of our CEO, along with the performance of our other executive officers. Each executive officer receives an individual performance rating based on achievement relative to his or her goals. The compensation committee then considers market data, corporate performance and individual performance ratings in determining whether to grant increases to base salary and annual bonus awards.

Annual bonus award payments are adjusted (both up and down) based on individual performance. There is no pre-established weight assigned to any of these individual considerations.

        Our general practice for an executive who is new in his/her position is to establish base salary compensation below the market, with total annual cash compensation at market, and to increase the variable portion over the first several years in the position, assuming that performance warrants such increases. On occasion, when warranted by market conditions, we have paid median base and bonus levels and given an upside opportunity with an equity grant. This assures us that the new executive is deserving of market-level compensation prior to his/her actual receipt of such compensation. Other material increases in compensation generally relate to promotions or added responsibilities. In certain circumstances, at the discretion of the committee, new executives may be paid at or above market rates.

        We calculate adjusted EBITDA as described in "Management Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure."

        We calculate unlevered free cash flow as cash flows from operating activities as presented on our Consolidated Statements of Cash Flows plus (i) interest paid and (ii) proceeds from disposals of fixed assets, minus capital expenditures.

        Salary.    Base salary provides an executive with basic compensation and reflects the value of the employee in the market as well as his or her historic contribution to our success. Our compensation committee generally makes salary adjustments for our executive officers on an annual basis. Since inception, based on such annual adjustments, we have not decreased base salary for any of our executive officers. As a guideline, we generally establish base salary at approximately the median compensation level for similarly situated positions within our peer group. The following chart illustrates how our executives' salaries compare to others in our peer group. We look at total compensation (including annual bonus, long-term incentives, special recognition bonus and restricted stock) relative to the market in making the final determination of each compensation element.

(in thousands)
Title	2007 Base Salary	2005 Peer Group Median**	2005 inflated 5.0%	Talecris versus Median at 5.0%
CEO	$600.0	$796.5	$836.3	71.7%
CFO	$334.8	$354.5	$372.2	90.0%
Sr. VP Operations	$295.8	*	*
Sr. VP R&D	$255.6	$430.0	$451.5	56.6%
VP & General Manager, U.S. Commercial Operations	$240.0	*	*
Average:				72.8%

*
No direct match.

**
Market data was not updated in 2006 or 2007. The compensation committee has commissioned an executive market analysis for 2008.

        Our CEO's base salary is specified in his employment agreement. In determining whether to adjust our CEO's base salary, our compensation committee considers a number of factors, including data regarding salaries of similarly situated officers in the peer group, the scope of our CEO's responsibilities, and number of years spent in his current position. In making base salary recommendations to our compensation committee for other executives, our CEO, and the compensation committee, consider similar factors.

        Annual Incentive Plan (Non-Equity Based Management Bonus) and Supplemental Performance Bonus Compensation.    We use base salary to determine an executive's annual incentive (Management Bonus) award, which we calculate by using a target multiple of base salary. Management Bonus compensation is awarded based on achievement of our annual financial and strategic objectives. This annual incentive payment ensures that a significant portion of each executive's compensation is directly tied to our performance in a given year, thereby providing significant financial incentives to executives to achieve our short term financial and strategic objectives. The annual targets communicate to our executives the key accomplishments that the compensation committee wishes to reward, and ensure that overall executive compensation is consistent with the level of achievement of our goals. We structure the annual incentive element to reward not only increased value for stockholders but also performance with respect to key operational factors and non-financial goals that we believe to be important to our long-term success that may not be immediately reflected in financial performance metrics such as adjusted EBITDA or unlevered free cash flow. Until March 31, 2007, our CEO's target annual bonus was 150% of his base salary and thereafter it was changed to 200%. The annual bonus targets for our other executive officers range from 40% to 75%.

        Towards the start of the year (typically during the first quarter), our compensation committee determines the annual incentive program performance targets for the coming year that must be met to fund the Management Bonus Plan. Two of the targets normally consist of consolidated adjusted EBITDA and unlevered free cash flow. In each year, we have been required to achieve at least 90% of one of these financial targets in order to fund the plan. After the end of each year, the compensation committee reviews our financial and strategic performance results, computes the dollar amount of the annual incentive available for all participants in the aggregate and determines the portion of that pool payable to each individual executive. These amounts reflect the various elements of performance, including numerical financial targets and individual goals tied to other performance criteria, as appropriate. The compensation committee may apply positive or negative discretion to the payout amounts for any individual executive.

        In 2007, our CEO received an annual incentive award of $1,677,137 based on his performance during 2006. This amount was determined by our compensation committee based upon a consideration of following criteria, after factoring in the CEO's individual performance and other relevant considerations: approximately 34% of this amount reflects our generation of 278% of our target 2006 adjusted EBITDA; approximately 33% of this amount reflects our achievement of 385% of our target 2006 unlevered free cash flow, and 33% of this amount reflects our accomplishment of 68% of certain strategic objectives as measured by the compensation committee, including:

  •
  Gross Margin Improvement

  •
  Successful Completion of 2006 Separation Plans

  •
  Establishment and Implementation of Successful Plasma Procurement Strategy

  •
  Development and Implementation of Strategic Plan

  •
  Accomplishment of IPO in 2006, Conditioned on Board Decision

        Our compensation committee's determination of annual incentives for the other executive officers in 2007 was similarly determined based on our 2006 adjusted EBITDA, unlevered free cash flow performance and achievement of the strategic objectives described above. The total annual incentive awards received by our other named executive officers as a group (including our former President and COO) in 2007, based on their performance during 2006, was $2,109,174. Bonus awards for all executives are payable over the course of two years (60% of the amount received is paid in the year received and 40% is paid in the following year, but only if the executive is still employed by us at the time the payment is to be made). We believe this structured payout of annual incentive awards creates a retention incentive.

        In 2008, our CEO has received an annual incentive award of $1,000,500 based on his performance during 2007. This amount was determined by our compensation committee based upon a consideration of the following criteria, after factoring in the CEO's individual performance and other relevant considerations: approximately 25% of this amount reflects our generation of 102% of our target 2007 adjusted EBITDA; approximately 25% of this amount reflects our achievement of 210% of our target 2007 unlevered free cash flow; and 46% of this amount reflects our accomplishment of 76% of certain strategic objectives, including:

  •
  Achievement of established plasma targets

  •
  Development of Plasmin and Alpha-1

  •
  Growth of Prolastin in US ad EU

        As in 2007, in 2008 our compensation committee's determination of annual incentives for other executive officers utilized criteria similar to those used with respect to our CEO. The total annual incentive awards received by our named executive officers (including our former President and COO, but excluding our CEO) based on 2007 performance were $903,000, payable in 2008 (60%) and 2009 (40%).

        A similar annual incentive form of compensation—a supplemental performance bonus—was awarded on a one-time basis to our Senior Vice President and General Manager, Portfolio Management and U.S. Business, Mr. John R. Perkins, with respect to the 2006 year pursuant to his employment offer. The $156,000 amount awarded to him was determined upon the recommendation of our CEO and CFO and was based on various criteria related to our performance in 2007, including profitability, cash flow and our achievement of certain strategic goals.

        As an additional annual performance-based incentive, subject to a determination by the compensation committee that our key financial targets have been met, we may deposit an amount equal to up to 3% of each eligible employee's annual compensation, subject to the IRS limitation on eligible compensation (which was $225,000 in 2007), into the employee's 401(k) account. The 2007 profit sharing amount was funded in April of 2008.

        Long-Term Incentive Compensation (Stock Options and Restricted Stock).    We design the long-term incentive component of our executive compensation to ensure commonality of interests between management and our investors. We do this by connecting stockholder return and long-term compensation, thereby motivating executives to achieve long-range goals that directly benefit our stockholders. Our compensation committee has determined that the grant of stock options pursuant to our 2005 Stock Option and Incentive Plan and restricted stock pursuant to our 2006 Restricted Stock Plan serve as an effective means of achieving these goals. Our 2005 Stock Option and Incentive Plan utilizes performance-based vesting criteria (in addition to service based criteria) as a means of aligning the interests of our management and our investors. During the third quarter of 2007, the compensation committee approved an amendment to option awards granted under our 2005 Stock Option and Incentive Plan in which the percentage of options vesting based on service was changed from 35% to 65% and the percentage of options that vest based on performance was changed from 65% to 35% for options scheduled to vest on April 1 of 2009 and 2010.

        In December 2006, our compensation committee approved the creation of our 2006 Restricted Stock Plan. As with our 2005 Stock Option and Incentive Plan, awards of restricted shares, restricted share units and unrestricted shares pursuant to our 2006 Restricted Stock Plan are designed to provide long-term incentive compensation and thereby simultaneously align the interests of our executives and stockholders. Because the value of restricted awards is linked to the performance of our common stock and is dependent on achievement of vesting conditions that may likewise be linked to our corporate performance, we believe that they are an effective means of motivating executives to perform in the best interest of our stockholders. We feel that recognition of their contributions through programs such as these motivate our executives to continue to contribute in a similar manner to the success of our company.

        We choose to grant stock options and restricted stock because we believe that they ensure alignment of financial interests among executives and stockholders. All awards to executives are made by our compensation committee. The number of options and restricted shares granted in 2007 to our CEO, totaled 252,000 options, and 93,300 restricted shares. No other named executive officer received stock options or restricted stock awards during 2007. Thus far, there have been 9,885 options and no restricted shares granted to our named executive officers in 2008.

        The equity grant level for each executive is determined solely at the discretion of our compensation committee and is based largely on the salary grade of the executive and his/her date of hire. To a lesser extent, the compensation committee may adjust the grant based on market considerations or circumstances particular to the newly-hired executive. The total of all equity grants (as adjusted by the compensation committee), however, may not exceed the aggregate pool of available options under the 2005 Stock Option and Incentive Plan and the aggregate pool of available stock under the 2006 Restricted Stock Plan.

Restricted Share and Special Recognition Awards; Special Recognition Bonus Plans; Additional Special Bonus

Special Recognition Bonus Plan

        Effective October 1, 2006, our compensation committee approved the creation of our Special Recognition Bonus Plan, an unfunded, non-qualified retirement plan (as defined in the Internal Revenue Code of 1986, as amended (the Code)) and an unfunded deferred compensation plan for purposes of ERISA, as a means of recognizing the performance of a group of our senior executives, including all of our executive officers and to protect them in case of a change of control event as described in the plan. Awards that have been granted under this plan are designed to reward past performance and have been provided to executives in recognition of the extraordinary value realized by our company and our stockholders due to the efforts of such executives during the period since the inception of our operating activities on April 1, 2005. The compensation committee viewed the increase in the company's enterprise value as largely attributable to management's performance in effectuating an extremely complicated transition from a division of Bayer to a standalone basis and in achieving operational efficiencies that markedly improved the company's gross margins. The compensation committee was also of the view that the shareholders and management should stand "shoulder-to-shoulder" in benefiting from the past performance producing the increase in company value since inception. The compensation committee determined that the level of duties and responsibilities for each participant was, in general, correlated with the level of equity participation granted to each executive in the form of stock options. To appropriately recognize executives' performance in creating shareholder value, the amount of the bonuses were determined by reference to the diminution in value of the stock options granted to management resulting from the extraordinary dividends paid to shareholders. In general, amounts awarded under the Special Recognition Bonus Plan in October and December 2006 were determined by multiplying the number of options granted to each eligible employee by the diminution in per share value resulting from the December 2005 and December 2006 extraordinary dividends, respectively. The per share diminution in value was determined by dividing the amount of the dividend payment by the total number of shares that would be outstanding assuming that all convertible instruments held by the shareholders were converted into common stock. Pursuant to this Plan our CEO was awarded a cash payment of $855,330 in October 2006. Our other named executive officers as a group (including our former President and COO) were awarded cash payments under the Plan totaling $485,210 in October 2006. The October 2006 award was paid 20% in each of October 2006, March 2007 and March 2008, and the remaining 40% will be paid in two equal installments of 20% in March of 2009 and 2010. In order to receive future cash payments, an executive must be actively employed or be a Key Person, as defined in our 2005 Stock Option and Incentive Plan, at the time of payment (other than in the case of death or disability), thereby helping to ensure the alignment of the awardees' interests with those of our company and our stockholders.

Restricted Share and Special Recognition Awards

        In furtherance of the goals that underlie both the 2006 Restricted Stock Plan and the Special Recognition Bonus Plan, we granted, in December 2006, an award of cash and restricted shares (and for our CEO, also unrestricted shares), to various employees, directors and consultants (including our executive officers) in recognition of the outstanding contributions of such individuals to our success from our inception through the grant date. The cash portion of the December 2006 award was made pursuant to the Special Recognition Bonus Plan.

        The December 2006 second award under the Special Recognition Bonus Plan was calculated by taking into account the diminution in value resulting from the December 2006 extraordinary dividend. The total amount of the award was granted on the same basis and was determined using the same methodology as was employed with respect to the October 2006 award under the Special Recognition Bonus Plan, referencing the diminution in value of stock options resulting from the December 2006 extraordinary dividend, with the exception that the total award made under the plan was reduced by the fair value of shares granted under the 2006 Restricted Stock Plan. Thus, with respect to the total December 2006 award 40% was paid in cash in December 2006, an installment of 10% was paid in cash in March of 2008, and 10% will be paid in cash in March of 2009 and 2010, and restricted shares equal to 30% of the diminution in value were issued vesting ratably in 2008, 2009, and 2010. The number of restricted shares granted was determined by reference to the fair value of our common stock at December 2006. In the case of certain eligible employees who commenced employment with us after inception, the award amounts were reduced generally on a pro-rata basis using the ratio of the number of months employed by us to the number of months from inception to the date of the bonus. Pursuant to this award, our CEO received a cash payment of $7,978,319 in December 2006, as well as 38,154 shares of restricted stock and 45,000 shares of unrestricted stock. Our other named executive officers as a group (including our former President and COO) received cash payments and restricted stock awards totaling $11,005,780 and 93,795 shares, respectively. In order to receive the future payments in cash or restricted stock, an executive must be actively employed at the time of vesting or payment, thereby helping to ensure the alignment of the awardees' interests with those of our company and our stockholders. The future cash payments are held in an irrevocable trust account as described below under the heading "—Stock Option and Other Compensation Plans."

        A summary of the material terms of our Management Bonus Plan, our 2005 Stock Option and Incentive Plan, our 2006 Restricted Stock Plan, our Special Recognition Bonus Plan and the 2006 restricted share and cash recognition award is contained under the heading "—Stock Option and Other Compensation Plans."

Special Bonus

        In keeping with the rationale that underlies our Special Recognition Bonus Plan, we have also made a similar special bonus award to John R. Perkins our Senior Vice President & General Manager, Portfolio Management and U.S. Business, in recognition of the extraordinary value realized by our company and stockholders due, in part, to his efforts. Mr. Perkins, as an eligible participant in our company's equity incentive plan (stock options), was to receive a stock option grant. In recognition of support he provided our company in 2005, one-fifth of these options were to vest on April 1, 2006. At the time Mr. Perkins joined Talecris, the most recent fair market value of our stock was $11.11 per share. We granted stock options to Mr. Perkins on December 6, 2006, on which date the fair market value of our stock was $88.00 per share, and the option award was granted with a four year vesting schedule that was inconsistent with the terms per Mr. Perkins' offer letter. Because of this, on February 13, 2007 our compensation committee granted a special bonus to him to compensate him for the value he would have received if his option grant was awarded in accordance with his employment offer letter. The terms of the special bonus were dependent upon the value of our common stock and were later amended by our compensation committee on April 1, 2008. Under the special bonus arrangement, the maximum bonus amount is $2,026,820, to be paid over three years beginning in 2008. On April 11, 2008, Mr. Perkins was paid $596,527 of his special bonus ("2008 Payment"). On March 15 of each of 2009 and 2010, the fair market value per share of our stock on those dates will be compared to $88.00 per share, and if the fair market value on those dates exceeds $88.00, we will pay Mr. Perkins a cash lump sum as soon as practicable after each of March 15, 2009 and 2010. If on March 15, 2009, (as long as there has not previously been a special bonus payment by reason of change in control), the fair market value of our common stock is greater than $88.00 per share, we will pay $675,607 to Mr. Perkins ("2009 Payment"). On the earlier of March 15, 2010, or a change in control, we will pay Mr. Perkins an amount calculated in accordance with the following formula (but Perkins shall not have to repay any amounts to us should the formula result in a negative number): 26,360 options multiplied by the difference of (1) the excess of the fair market value of our stock on March 15, 2010 (or $88.00, which ever is lesser) over $11.11 per share, and (2) the sum of "2008 Payment" and "2009 Payment"). In order to receive the future special bonus payments, Mr. Perkins must remain a "Key Person," as defined in our 2005 Stock Option and Incentive Plan, at the time of payment.

        Other Compensation.    We structure our other compensation to provide competitive benefit packages to employees, including our executives. We try to structure our benefit programs to be comparable to those offered by most companies. We offer certain perquisites and other personal benefits to senior executives, primarily consisting of housing and relocation expenses as well as the severance and change in control benefits described below. We tie these benefits to competitive practices in the market, a practice the compensation committee believes enables us to attract and retain executives with the talents and skill sets we require.

        We offer certain other benefits, such as a portion of health insurance premiums, to all salaried employees. We also compensate all salaried employees by matching their contributions to our 401(k) plan, the Talecris Savings Plan (the TSP), where we provide a 100% match on the first 3% of employee contributions and a 50% match on the next 2% of employee contributions, up to specified levels and as limited under the Code. We offer the Supplemental Savings Plan (the SSP) to provide highly compensated employees, whose contributions to the TSP are limited under the Code, with supplemental benefits to make up for such Code-imposed limitations. The SSP is an unfunded, nonqualified deferred compensation plan for the executive officers and a small group of other senior management employees. Because this plan is unfunded, participants receive benefits only if we have the financial resources to make the payments when due. The compensation committee believes benefits such as this nonqualified supplemental plan are commonly extended to executives at other companies, and by offering these benefits we remain competitive in the market for qualified senior-level executive talent.

        For further information concerning the TSP and the SSP, please see the discussion under the heading "—Supplemental Savings Plan and Talecris Savings Plan" (following the "Non-Qualified Deferred Compensation" table).

        Retirement Benefits.    Beyond the TSP and the SSP, we offer no retirement benefits. Our compensation committee believes that this approach to sharing retirement planning obligations with our employees, including executives, is generally consistent with that taken by companies in our peer group that are on the leading edge of corporate retirement benefit practices. Specifically, companies are increasingly shifting from defined benefit plans to defined contribution plans such as company-sponsored 401(k) plans. We believe that responsible companies engage their executives and other employees as partners in preparing for retirement, for example by offering robust investment choices, opportunities for training, company matching of employee contributions and deposit of profit sharing proceeds directly into employee 401(k) accounts.

        Severance and Change in Control Agreements.    We have no formal severance plan that covers our named executive officers. We provide change in control benefits to a limited number of executives to ensure that they work to secure the best outcome for stockholders in the event of a possible change in control, even if it means that they lose their jobs as a result. Certain of our executive officers also have an executive employment agreement that provides that if the executive's employment is terminated without cause or for good reason, the executive will receive specified benefits. These agreements are described below under the heading "Potential Payments Upon Termination or Change in Control."

        The compensation committee gives careful attention to all aspects of executive compensation and for the reasons discussed above remains confident that our executive compensation program satisfies our objectives.

Option Grant Practices

        We generally determine executive equity-based incentive compensation awards at the first regularly scheduled compensation committee meeting following employment of option-eligible employees. Prior to the initial public offering of our common stock, such incentive compensation was only awarded at such a meeting after the compensation committee carefully considered factors it believed to be appropriate and estimated the fair value of the common stock on the grant date. As a rule, our compensation committee grants options:

  •
  with a grant effective date as of the date of the compensation committee's approval of the option grant, and

  •
  with the exercise price at least equal to fair market value as of the date of the grant.

Tax and Accounting Considerations

        All elements of compensation, including salaries, generate charges to earnings under accounting principles generally accepted in the United States (U.S. GAAP). We generally do not adjust compensation components based on accounting factors. With respect to tax treatment, we consider the tax effect of types of compensation. We consider the impact of Section 162(m) of the Code on compensation decisions. Section 162(m) denies a deduction for remuneration paid to a named executive to the extent that it exceeds $1,000,000 for the taxable year, except to the extent that such excess amount meets the definition of "performance-based compensation." A large portion of long-term incentive compensation is provided through stock options, which are considered "performance-based." Additionally, our annual incentive Management Bonus Plan is structured to meet the criteria for performance-based compensation; it is possible, however, that payments under the Management Bonus Plan could fail to meet the requirements for performance-based compensation. Certain programs related to special recognition bonuses providing for deferred payments in 2009 and 2010 as well as grants of restricted stock do not meet the criteria for "performance-based compensation." As such, it is possible that total remuneration with respect to a named executive for a taxable year may exceed the $1,000,000 deduction limitation.

        The American Jobs Creation Act of 2004 changed tax rules applicable to nonqualified deferred compensation arrangements. We believe that we are operating in good faith compliance with the statutory provisions that became effective on January 1, 2005.

        We have no policy addressing recovery of performance-based awards to the extent financial results underlying those awards are restated, but that situation has never arisen. If it does occur, our compensation committee would determine the appropriate action under the circumstances.

Stock Ownership Guidelines

        We have not established specific guidelines for ownership of stock by management. Our compensation committee believes that our 2005 Stock Option and Incentive Plan and the 2006 Restricted Stock Plan provide significant and sufficient management alignment with the interests of our stockholders. All directors who are not employees of the company or of Cerberus or Ampersand are expected to beneficially own by the end of their third year in office common stock of the company having a value of at least twenty times the quarterly retainer for directors.

Executive Employment Agreements

        We have executive employment agreements with Lawrence D. Stern, our CEO, and John M. Hanson, our Executive Vice President and Chief Financial Officer. For most other employees, including other executive officers, employment at our company is at will. The terms of employment are specified in formal offer letters which are generally extended to employees prior to the commencement of employment. We have written employment arrangements with Mary J. Kuhn, our Senior Vice President, Operations; John R. Perkins, our Senior Vice President and General Manager, Portfolio Management and U.S.

Business; and Stephen R. Petteway, our Senior Vice President, Research & Development. Messrs. Stern, Hanson, Petteway and Perkins, Ms. Kuhn and a number of our executives are entitled to severance, in varying amounts, upon termination of their employment. The material terms of these agreements are described below under the heading "—Employment Agreements."

Executive Compensation

Summary Compensation Table

        The following summary compensation table sets forth the total compensation paid or accrued for the year ended December 31, 2007 to our CEO and our other most highly compensated executive officers who were serving as executive officers on December 31, 2007 and whose total annual compensation exceeded $100,000 for the year ended December 31, 2007. We refer to these officers as our "named executive officers."

SUMMARY COMPENSATION TABLE—Fiscal Year 2007

Name and Principal Position(s)(1)(2)	Year	Salary ($)(3)	Bonus ($)(4)	Stock Awards ($)(5)	Option Awards ($)(6)	Non-Equity Incentive Plan Compensation ($)(7)(8)(9)	All Other Compensation ($)(9)	Total ($)
Lawrence D. Stern, Chairman and Chief Executive Officer	2007	$579,487	—	$3,485,547	$5,363,787	$1,039,277	$83,203	$10,551,301
Alberto R. Martinez, M.D., Former President and Chief Operating Officer	2007	$500,000	—	$1,259,095	$2,116,635	$416,472	$66,683	$4,358,885
John M. Hanson, Executive Vice President and Chief Financial Officer	2007	$334,750	—	$335,755	$717,419	$242,926	$123,467	$1,754,317
Mary J. Kuhn, Senior Vice President, Operations	2007	$295,770	—	$419,681	$705,545	$141,157	$33,530	$1,595,683
Stephen R. Petteway, Senior Vice President, Research & Development	2007	$255,611	—	$293,779	$493,889	$106,310	$31,652	$1,181,241
John R. Perkins, Vice President and General Manager, U.S. Commercial Operations	2007	$240,000	$156,000	$167,877	$443,566	$91,463	$76,275	$1,175,181

(1)
Effective June 2007, Lawrence D. Stern was named our Chairman and Chief Executive Officer and Alberto R. Martinez, M.D. was named our President and Chief Operating Officer. Prior to such time (including the prior portion of the 2007 fiscal year), Mr. Stern had served as our Executive Chairman and Dr. Martinez had served as our President and Chief Executive Officer. Effective February 2, 2008, Dr. Martinez' employment with the company terminated.

(2)
Effective February 25, 2008, John R. Perkins was named our Senior Vice President and General Manager, Portfolio Management and U.S. Business. Prior to such time (and during the entirety of the 2007 fiscal year), he served as our Vice President and General Manager, U.S. Commercial Operations.

(3)
Includes amounts deferred from salary, at the election of the named executive officers, pursuant to our company's qualified Savings Plan and non-qualified Supplemental Savings Plan. The total of such deferred amounts, for each of the named executive officers, was as follows: Mr. Stern, $90,846; Dr. Martinez, $77,115; Mr. Hanson, $53,431; Ms. Kuhn, $53,239; Mr. Petteway, $16,713; and Mr. Perkins, $43,200.

(4)
For Mr. Perkins, this amount represents a one time cash payment, pursuant to his employment offer. This amount includes $28,080 of compensation that was deferred, at Mr. Perkins' election, pursuant to our company's non-qualified Supplemental Savings Plan.

(5)
Represents the total expense recorded in 2007 in accordance with FAS 123R (excluding the impact of estimated forfeitures related to service-based vesting conditions) for awards pursuant to our 2006 Restricted Stock Plan. See the "Outstanding Equity Awards at 2007 Fiscal Year End" table below, which describes the terms of these awards in more detail. For additional information regarding share awards granted under our 2006 Restricted Stock Plan, please see "2006 Restricted Stock Plan" included in Note 17, "Share-Based Compensation," to our company's audited consolidated financial statements for the year ended December 31, 2007 included elsewhere herein.

(6)
Represents the total expense recorded in 2007 in accordance with FAS 123R (excluding the impact of estimated forfeitures related to service-based vesting conditions), for awards pursuant to the 2005 Stock Option and Incentive Plan. For additional information regarding the assumptions used in determining fair value using the Black-Scholes pricing model, please see our company's audited consolidated financial statements for the year ended December 31, 2007 included elsewhere in this prospectus.

(7)
The amounts in the Non-Equity Incentive Plan Compensation column reflect the sum of (i) amounts earned during 2007 under our company's Management Bonus Plan, for which all amounts were deferred for payment in 2008 and 2009 in accordance with the plan (with a portion of the 2008 payment contributed to the named executive officers' accounts in our company's non-qualified Supplemental Savings Plan, with the exception of Dr. Martinez), and (ii) interest earned during 2007 on a portion of the funds from our December 6, 2006 cash recognition award, made pursuant to the Special Recognition Bonus Plan (described elsewhere in this prospectus), which are held in an irrevocable trust. The year 2007 amounts that will be paid in future years in accordance with our Management Bonus Plan are calculated on the assumption that all annual performance targets will be met.

(8)
For Mr. Stern, the amount reflected in this column includes an award of $1,000,500 pursuant to the Management Bonus Plan (of which $600,300 was paid in April 2008, and the remaining $400,200 will be paid in 2009 in accordance with the plan), and $38,777 of interest earned during 2007 on a portion of the funds from our December 6, 2006 cash recognition award, which are held in an irrevocable trust. For Dr. Martinez, the amount reflected in this column includes an award of $368,000 pursuant to the Management Bonus Plan (all of which was paid in cash in March 2008), and $48,472 of interest earned during 2007 on a portion of the funds from our December 6, 2006 cash recognition award, which are held in an irrevocable trust. For Mr. Hanson, the amount reflected in this column includes an award of $230,000 pursuant to the Management Bonus Plan (of which $138,000 was paid in April 2008, and the remaining $92,000 will be paid in 2009 in accordance with the plan), and $12,926 of interest earned during 2007 on a portion of the funds from our December 6, 2006 cash recognition award, which are held in an irrevocable trust. For Ms. Kuhn, the amount reflected in this column includes an award of $125,000 pursuant to the Management Bonus Plan (of which $75,000 was paid in April 2008, and the remaining $50,000 will be paid in 2009 in accordance with the plan), and $16,157 of interest earned during 2007 on a portion of the funds from our December 6, 2006 cash recognition award, which are held in an irrevocable trust. For Mr. Petteway, the amount reflected in this column includes an award of $95,000 pursuant to the Management Bonus Plan (of which $57,000 was paid in April 2008, and the remaining $38,000 will be paid in 2009 in accordance with the plan), and $11,310 of interest earned during 2007 on a portion of the funds from our December 6, 2006 cash recognition award, which are held in an irrevocable trust. For Mr. Perkins, the amount reflected in this column includes an award of $85,000 pursuant to the Management Bonus Plan (of which $51,000 was paid in April 2008, and the remaining $34,000 will be paid in 2009 in accordance with the plan), and $6,463 of interest earned during 2007 on a portion of the funds from our December 6, 2006 cash recognition award, which are held in an irrevocable trust.

(9)
See below for additional information regarding the amounts disclosed in the "All Other Compensation" column.

 All Other Compensation—Fiscal Year 2007

        The following table details the components of the amounts reflected in the "All Other Compensation" column of the Summary Compensation Table for each of our named executive officers for the fiscal year ended December 31, 2007.

Name and Principal Position(1)(2)	Perquisites & Other Personal Benefits(3)	Tax "Gross-ups" & Reimbursements for Payment of Taxes(4)	Company Contributions to Defined Contribution Plans(5)(6)	Insurance Premiums(7)	Other	Total All Other Compensation
Lawrence D. Stern, Chairman and Chief Executive Officer	$—	$—	$73,796	$1,370	$8,037	$83,203
Alberto R. Martinez, M.D., Former President and Chief Operating Officer	$11,899	$724	$51,738	$2,322	$—	$66,683
John M. Hanson, Executive Vice President and Chief Financial Officer	$50,105	$32,204	$39,688	$1,470	$—	$123,467
Mary J. Kuhn, Senior Vice President, Operations	$—	$—	$32,925	$443	$162	$33,530
Stephen R. Petteway, Senior Vice President, Research & Development	$—	$—	$30,020	$1,632	$—	$31,652
John R. Perkins, Vice President and General Manager, U.S. Commercial Operations	$28,800	$17,526	$29,744	$205	$—	$76,275

(1)
Effective June 2007, Lawrence D. Stern was named our Chairman and Chief Executive Officer and Alberto R. Martinez, M.D. was named our President and Chief Operating Officer. Prior to such time (including the prior portion of the 2007 fiscal year), Mr. Stern had served as our Executive Chairman and Dr. Martinez had served as our President and Chief Executive Officer. Effective February 2, 2008, Dr. Martinez' employment with the company terminated.

(2)
Effective February 25, 2008, John R. Perkins was named our Senior Vice President and General Manager, Portfolio Management and U.S. Business. Prior to such time (and during the entirety of the 2007 fiscal year), he served as our Vice President and General Manager, U.S. Commercial Operations.

(3)
For Dr. Martinez, reflects compensation consisting of $11,340 paid for housing and relocation expenses, and $559 paid for reimbursement of personal travel expense. For Mr. Hanson and Mr. Perkins the entire amount reflects payments for housing and relocation expenses.

(4)
Represents amounts reimbursed to the named executive officers for taxes owed with respect to reimbursement for relocation expenses.

(5)
Includes our company's matching contribution to each individual's account in the qualified Talecris Savings Plan and the nonqualified Supplemental Savings Plan, in the following amounts: Mr. Stern,

  $67,046 (of which $5,556 was not contributed to the Savings Plan until 2008); Dr. Martinez, $44,988 (of which $3,833 was not contributed to the Savings Plan until 2008); Mr. Hanson, $32,938 (of which $4,867 was not contributed to the Savings Plan until 2008); Ms. Kuhn, $26,175 (of which $5,556 was not contributed to the Savings Plan until 2008); Mr. Petteway, $23,270 (of which $4,231 was not contributed to the Savings Plan until 2008), and Mr. Perkins, $22,994 (of which $5,556 was not contributed to the Savings Plan until 2008). These amounts are in part contributed to the individual's account in the Talecris Savings Plan, and, to the extent in excess of certain Internal Revenue Code maximums, deemed allocated to the individual's account in the Supplemental Savings Plan.

(6)
Includes our company's contribution to each individual's account in the Talecris Savings Plan in conjunction with the profit sharing portion of the plan. Under the profit sharing portion of the plan, our company may contribute to eligible employees' Talecris Saving Plan accounts up to 3% of their compensation, subject to the IRS limitation of the first $225,000 of eligible compensation in 2007. The percentage amount is based upon the attainment of certain financial targets, as established by our board of directors for any given period or year. The plan is discretionary, with the percentage amount determined by our board of directors each year. The amounts in the table include profit sharing contributions earned in 2007 that were contributed to the named executive officer's Talecris Savings Plan accounts in April 2008. The amount of the 2007 profit sharing contribution is $6,750 for each named executive officer.

(7)
Represents insurance premiums paid by us in connection with our life insurance programs for the benefit of the named executive officers.

Plan-Based Awards

        The following table reflects awards granted under our company's Management Bonus Plan ("Mgt. bonus"), 2006 Restricted Stock Plan ("Restricted Stock"), and the 2005 Stock Option and Incentive Plan ("Stock Options") during the year ended December 31, 2007. There were no stock and option awards granted in 2007 outside of the awards granted under the 2006 Restricted Stock Plan and the 2005 Stock Option and Incentive Plan. Amounts reflected in the table assume that all annual performance targets are met. For a discussion of the material terms of our company's incentive plans, please see "Stock Option and Other Compensation Plans" below.

GRANTS OF PLAN BASED AWARDS—Fiscal Year 2007

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards	Estimated Future Payouts Under Equity Incentive Plan Awards
					Exercise or Base Price of Option Awards ($/Sh)(6)
Name(1)(2)	Award Type	Grant Date	Target ($)(5)	Target (#)(5)			Grant Date Fair Value of Stock and Option Awards ($)(7)
Lawrence D. Stern, Chairman and Chief Executive Officer	Mgt. bonus Restricted Stock(3) Stock Options(4)	7/25/2007 7/25/2007	$1,000,500	93,300 252,000	$	— 170.00	$ $	15,861,000 23,491,440
Alberto R. Martinez, M.D. Former President and Chief Operating Officer	Mgt. bonus		$368,000
John M. Hanson, Executive Vice President and Chief Financial Officer	Mgt. bonus		$230,000
Mary J. Kuhn, Senior Vice President, Operations	Mgt. bonus		$125,000
Stephen R. Petteway, Senior Vice President, Research & Development	Mgt. bonus		$95,000
John R. Perkins, Vice President and General Manager, U.S. Commercial Operations	Mgt. bonus		$85,000

(1)
Effective June 2007, Lawrence D. Stern was named our Chairman and Chief Executive Officer and Alberto R. Martinez, M.D. was named our President and Chief Operating Officer. Prior to such time (including the prior portion of the 2007 fiscal year), Mr. Stern had served as our Executive Chairman and Dr. Martinez had served as our President and Chief Executive Officer. Effective February 2, 2008, Dr. Martinez' employment with the company terminated.

(2)
Effective February 25, 2008, John R. Perkins was named our Senior Vice President and General Manager, Portfolio Management and U.S. Business. Prior to such time (and during the entirety of the 2007 fiscal year), he served as our Vice President and General Manager, U.S. Commercial Operations.

(3)
The restricted stock awards vest in four equal installments on each of the following dates: March 31, 2008, March 31, 2009, March 31, 2010, and March 31, 2011. The restricted stock awards are considered issued and outstanding and have full voting rights, and any dividends paid with respect to the restricted stock awards will be accrued for the benefit of the person receiving the award and will vest at the same time as the underlying award.

(4)
The stock options have a four year vesting period, and, as such, one-fourth of these options vests on each of April 1, 2008, April 1, 2009, April 1, 2010 and April 1, 2011. The stock option award is comprised of 100% service-based options. The options granted expire ten years from the date of grant, or earlier if an option holder ceases to be employed by our company.

(5)
Amounts included in this column are calculated based on the assumption that all annual performance targets will be met, if applicable.

(6)
The exercise price of stock options granted was determined by our compensation committee, based in part on an analysis by an outside consultant.

(7)
The amounts reflected in this column were determined in accordance with FAS 123R. Restricted shares were priced at $170.00 on the July 25, 2007 grant date, which was the fair market value determined by our board of directors. The Black-Scholes grant date fair value for stock options granted on July 25, 2007 was $93.22. For additional information regarding the assumptions used in determining the fair value using the Black-Scholes pricing model, please see our audited consolidated financial statements for the year ended December 31, 2007 included elsewhere within this prospectus.

Outstanding Equity Awards at Fiscal Year End

        The following table includes certain information with respect to all outstanding equity awards previously granted to the named executive officers as of December 31, 2007. There was no public trading market for our common stock as of December 31, 2007. Accordingly, as permitted by the rules of the Securities and Exchange Commission, we have calculated the value of unexercised in-the-money options at fiscal year-end assuming that the fair market value of our common stock as of December 31, 2007 was equal to the assumed initial public offering price of $            per share, less the aggregate exercise price.

OUTSTANDING EQUITY AWARDS AT 2007 FISCAL YEAR END

	Option Awards
			Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)					Stock Awards
Name(1)(2)	Number of Securities Underlying Unexercised Options (#) Exercisable				Option Exercise Price ($)(10)		Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(13)
Lawrence D. Stern, Chairman and Chief Executive Officer	168,704	(3)	94,896 252,000	(7) (9)	$ $	11.11 170.00	11/10/2015 7/25/2017	38,154 93,300	(8) (12)	$ $	3,014,166 7,370,700
Alberto R. Martinez, M.D., Former President and Chief Operating Officer	79,080	(4)(14)	118,620	(7)(14)		$11.11	11/10/2015	47,693	(11)		$3,767,747
John M. Hanson, Executive Vice President and Chief Financial Officer	21,088 3,295	(4) (5)	31,632 9,885	(4) (8)	$ $	11.11 88.00	11/10/2015 12/06/2016	12,718	(11)		$1,004,722
Mary J. Kuhn, Senior Vice President, Operations	26,360	(4)	39,540	(7)		$11.11	11/10/2015	15,897	(11)		$1,255,863
Stephen R. Petteway, Senior Vice President, Research & Development	18,452	(4)	27,678	(7)		$11.11	11/10/2015	11,128	(11)		$877,112
John R. Perkins, Vice President and General Manager, U.S. Commercial Operations	10,544	(6)	15,816	(8)		$88.00	12/06/2016	6,359	(4)		$502,361

(1)
Effective June 2007, Lawrence D. Stern was named our Chairman and Chief Executive Officer and Alberto R. Martinez, M.D. was named our President and Chief Operating Officer. Prior to such time (including the prior portion of the 2007 fiscal year), Mr. Stern had served as our Executive Chairman and Dr. Martinez had served as our President and Chief Executive Officer. Effective February 2, 2008 Dr. Martinez' employment with the company terminated.

(2)
Effective February 25, 2008, John R. Perkins was named our Senior Vice President and General Manager, Portfolio Management and U.S. Business. Prior to such time (and during the entirety of the 2007 fiscal year), he served as our Vice President and General Manager, U.S. Commercial Operations.

(3)
Of these options that were granted on November 10, 2005, 105,440 were granted pursuant to one award that vested immediately on the grant date and 63,264 represent two-fifths of a separate award for which the first vesting date was April 1, 2006.

(4)
These options were awarded on November 10, 2005 and vested one-fifth each on April 1, 2006 and April 1, 2007.

(5)
These options were awarded on December 6, 2006 and vested on April 1, 2007.

(6)
Of these options that were granted on December 6, 2006, 5,272 were considered to be vested immediately, and 5,272 were the initial one-fourth portion of the remaining award for which the first vesting date was April 1, 2007.

(7)
Award was granted on November 10, 2005 and vests over a period of five years. One-third of these unexercisable options will vest on each of April 1, 2008, April 1, 2009 and April 1, 2010, subject to the optionee remaining employed with our company through those dates.

(8)
Award was granted on December 6, 2006. One-third of these exercisable options will vest on each of April 1, 2008, April 1, 2009 and April 1, 2010, subject to the optionee remaining as a key person (as defined in our 2005 Stock Option and Incentive Plan) with our company through those dates.

(9)
Award was granted on July 25, 2007 and vests over a period of four years. One-fourth of these unexercisable options vests on each of April 1, 2008, April 1, 2009, April 1, 2010 and April 1, 2011, subject to the optionee remaining as a key person (as defined in our 2005 Stock Option and Incentive Plan) with our company through those dates.

(10)
The exercise price of stock options granted was determined by our board of directors, based on an analysis by an outside consultant.

(11)
Award was granted on December 6, 2006 and vests in three equal installments on each of the following dates: March 31, 2008, March 31, 2009 and March 31, 2010, subject to the optionee remaining employed with our company through those dates.

(12)
Award was granted on July 25, 2007 and vests in four equal installments on each of the following dates: March 31, 2008, March 31, 2009, March 31, 2010, March 31, 2011, subject to the optionee remaining as a key person (as defined in our 2005 Stock Option and Incentive Plan) with our company through those dates.

(13)
The amounts reflected in this column were computed by multiplying the number of shares expected to vest by $79.00, which was determined to be the fair market value of our stock on December 31, 2007.

(14)
Upon Dr. Martinez' termination of employment on February 2, 2008, 79,080 of his 118,620 unearned options were forfeited. The remaining 39,540 previously unearned options, together with all 79,080 previously vested options held by Dr. Martinez, may be exercised within 18 months from his termination date and will be subject to forfeiture after such 18 month period.

Option Exercises and Stock Vested

        We have omitted the table describing stock option exercises and vesting of stock awards during 2007, as there were no options that were exercised by or stock awards that vested for, our named executive officers during fiscal year 2007.

Non-Qualified Deferred Compensation

        The following table discloses each named executive officer's contributions to the Supplemental Savings Plan, our company's matching contribution, accrued interest and other earnings upon funds in the plans, and withdrawals and distributions during the year ended December 31, 2007, and fiscal year end balances as of December 31, 2007.

NON-QUALIFIED DEFERRED COMPENSATION—Fiscal Year 2007

Name(1)(2)	Executive Contributions in 2007 ($)(3)	Registrant Contributions in 2007 ($)(4)	Aggregate Earnings in 2007 ($)	Aggregate Balance at December 31, 2007 ($)
Lawrence D. Stern, Chairman and Chief Executive Officer	$261,207	$58,046	$49,303	$488,098
Alberto R. Martinez, M.D., Former President and Chief Operating Officer	$110,162	$35,988	$11,407	$174,780	(5)
John M. Hanson, Executive Vice President and Chief Financial Officer	$89,766	$23,938	$11,982	$186,462
Mary J. Kuhn, Senior Vice President, Operations	$77,287	$17,175	$14,166	$381,937
Stephen R. Petteway, Senior Vice President, Research & Development	$29,862	$14,270	$4,542	$122,574
John R. Perkins, Vice President and General Manager, U.S. Commercial Operations	$62,972	$13,994	$1,825	$78,791

(1)
Effective June 2007, Lawrence D. Stern was named our Chairman and Chief Executive Officer and Alberto R. Martinez, M.D. was named our President and Chief Operating Officer. Prior to such time (including the prior portion of the 2007 fiscal year), Mr. Stern had served as our Executive Chairman and Dr. Martinez had served as our President and Chief Executive Officer. Effective February 2, 2008, Dr. Martinez' employment with the company terminated.

(2)
Effective February 25, 2008, John R. Perkins was named our Senior Vice President and General Manager, Portfolio Management and U.S. Business. Prior to such time (and during the entirety of the 2007 fiscal year), he served as our Vice President and General Manager, U.S. Commercial Operations.

(3)
For Mr. Stern, the amount reflected in this column includes $85,846 of deferred salary and $175,361 of deferred cash payments received in 2007 relating to amounts earned and reported in 2006 under the 2006 Management Bonus Plan. For Dr. Martinez, the amount reflected in this column includes $60,577 of deferred salary and $49,585 of deferred cash payments received in 2007 relating to amounts earned and reported in 2006 under the 2006 Management Bonus Plan. For Mr. Hanson, the amount reflected in this column includes $40,556 of deferred salary and $49,210 of deferred cash payments received in 2007 relating to amounts earned and reported in 2006 under the 2006 Management Bonus Plan. For Ms. Kuhn, the amount reflected in this column includes $43,000 of deferred salary and $34,287 of deferred cash payments received in 2007 relating to amounts earned and reported in 2006 under the 2006 Management Bonus Plan. For Mr. Petteway, the amount reflected in this column includes $10,323 of deferred salary and $19,539 of deferred cash payments received in 2007 relating to amounts earned and reported in 2006 under the 2006 Management Bonus Plan. For Mr. Perkins, the amount reflected in this column includes $34,892 of deferred salary and $28,080 constituting the deferred portion of a cash payment received in 2007, pursuant to his employment agreement, based on performance criteria determined by management. The executive contribution amounts related to salary are disclosed in the Summary Compensation Table in the "Salary" column, and Mr. Perkins' contribution amount of $28,080 is disclosed in the Summary Compensation Table in the "Bonus" column.

(4)
The registrant contribution amounts are included in the Summary Compensation Table in the "All Other Compensation" column.

(5)
In March of 2008, Dr. Martinez received payment of his entire aggregate balance in his Supplemental Savings Plan account, as a result of his termination of employment, in accordance with the Supplemental Savings Plan.

  Supplemental Savings Plan and Talecris Savings Plan

        Our company's non-qualified deferred compensation program ("Supplemental Savings Plan" or "SSP") is an unfunded nonqualified deferred compensation plan in which employees at certain executive levels are eligible to defer certain pre-tax earnings, subject to certain limitations. The SSP is available to all of our employees who are at the vice president level or above, or any highly compensated employee who the SSP plan administrator designates as being eligible. Each of the named executive officers participates in the Supplemental Savings Plan.

        The SSP allows eligible participants to defer payment of a portion of their salary and bonus on a pre-tax basis. Participants are not allowed to defer payments under any long-term incentive compensation plans (i.e., the Special Recognition Bonus Plan, the 2006 Restricted Stock Plan and the recognition award plan). To qualify for participation in the SSP, an eligible employee must have deferred the maximum amount permitted into the Talecris Savings Plan ("TSP") (i.e., our 401(k) plan). For 2007, the maximum amount was $15,500. Once an employee has maximized his or her pre-tax contributions under the TSP, he or she can defer up to 18% of his/her "excess compensation" into the SSP. Excess compensation is defined as the compensation in excess of what can be taken into account under the TSP. Beginning January 1, 2008, an employee can defer up to 50% of his or her "excess compensation" into the SSP.

        For 2007, our company matched 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions in the TSP. The investment crediting options for the SSP mirror those offered for the TSP. Each year, the amount of a participant's deferred compensation account increases or decreases based on the appreciation and/or depreciation in the value of the investment crediting alternatives selected by the participant. Executive and registrant contributions are fully vested when contributed. Remaining benefits are subject to forfeiture based on a determination by our Senior Vice President of Human Resources that the participant engaged in a willful, deliberate or gross act which is substantially injurious to the business, financial position or reputation of our company. Benefits under the SSP are payable as a lump sum cash distribution upon termination of employment (including retirement and death).

Director Compensation

        The following table sets forth a summary of our non-employee directors' compensation for fiscal 2007.

        Mr. Stern, our Chairman and Chief Executive Officer, also serves on our board of directors. However, Mr. Stern does not receive any compensation for his board service beyond the compensation he receives as an executive officer of our company. Dr. Martinez, our former President and Chief Operating Officer, served on our board of directors until his separation from the company on February 2, 2008. Dr. Martinez also did not receive any compensation for his board service beyond the compensation he received as an executive officer of our company.

DIRECTOR COMPENSATION—Fiscal Year 2007

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)	Option Awards ($)(2)(4)	Non-Equity Incentive Plan Compensation ($)(5)	All Other Compensation ($)	Total ($)
Stuart A. Auerbach	$—	$—	$—	$—	$—	$—
Richard A. Charpie	$—	$—	$—	$—	$—	$—
Paul N. Clark	$20,550	$—	$57,104	$—	$—	$77,654
W. Brett Ingersoll	$—	$—	$—	$—	$—	$—
James T. Lenehan	$74,150	$419,681	$70,645	$16,157	$—	$580,633
Kenneth J. Martin	$18,000	$—	$49,966	$—	$—	$67,966
Steven F. Mayer	$—	$—	$—	$—	$—	$—
Ruedi E. Waeger	$65,000	$167,878	$28,258	$6,463	$—	$267,599

(1)
Represents the amounts of all fees earned or paid in cash for services as a director in 2007. Our director compensation program is described in more detail below. For Mr. Waeger, this amount includes a $25,000 stipend for Mr. Waeger's service for the first half of 2007, and $40,000 in fees for the second half of 2007 in accordance with our director compensation program.

(2)
Represents the total expense recorded in 2007 in accordance with FAS 123R (excluding the impact of estimated forfeitures related to service-based vesting conditions) for the restricted stock awards and stock option awards granted to the non-employee directors. For additional information regarding the assumptions used in determining a fair value using the Black-Scholes pricing model, please see our audited consolidated financial statements for the year ended December 31, 2007 included elsewhere in this prospectus.

(3)
At December 31, 2007, Mr. Waeger and Mr. Lenehan had 6,359 and 15,897 shares of restricted stock awards, respectively, outstanding, which were granted under the 2006 Restricted Stock Plan. The aggregate grant date fair value of the restricted stock awards granted to Mr. Waeger and Mr. Lenehan was $559,592 and $1,398,936, respectively, which is based on the fair market value per share of $88.00 on the grant date of December 6, 2006. As of December 31, 2007, the fair market value of the restricted stock awards granted to Mr. Waeger and Mr. Lenehan was $502,361 and $1,255,863, respectively, which is based on the fair market value per share at year-end of $79.00 per share. There were no stock awards granted to any of our non-employee directors in 2007.

(4)
Our non-employee directors held the following outstanding option awards as of December 31, 2007:

Name	Outstanding Option Awards	Grant Date Fair Value
Paul N. Clark	1,072	$99,932
James T. Lenehan	65,900	$353,224
Kenneth J. Martin	1,072	$99,932
Ruedi E. Waeger	26,360	$141,290

  The grant date fair value of Mr. Waeger and Mr. Lenehan's options—$5.36—and the grant date fair value of Mr. Clark and Mr. Martin's options—$93.22—was determined by using the Black-Scholes pricing model. For additional information regarding the assumptions used in determining fair value using the Black- Scholes pricing model, please see our audited consolidated financial statements for the year ended December 31, 2007 included elsewhere in this prospectus.

(5)
The amounts in the Non-Equity Incentive Plan Compensation column for Mr. Lenehan and Mr. Waeger reflect interest earned during 2007 on a portion of the funds from our December 6, 2006 cash recognition award, made pursuant to the Special Recognition Bonus Plan (described elsewhere in this prospectus), which are being held in a trust. The amounts in this column exclude cash payments received in 2007 relating to amounts earned and reported for 2006 for the December 2006 cash recognition award. See "Stock Option and Other Compensation Plans" below for a description of the material terms of these award plans.

        Effective as of July 20, 2007, our board of directors approved a revised compensation program pursuant to which we provide the following compensation to our non-employee directors:

  •
  quarterly payments of $15,000;

  •
  quarterly fees of $1,250 (or $3,750 for chairmanship) for serving on board committees;

  •
  annual equity grants of restricted stock and stock options valued at $60,000 each (other than for employees of Cerberus or Ampersand for years in which we pay management fees to Cerberus or Ampersand); and

  •
  initial grants of stock options valued at $100,000 for new directors.

        Prior to the implementation of the revised compensation program, Mr. Waeger received an annual stipend of $50,000 as compensation and none of our other non-employee directors was compensated in cash.

        We reimburse each non-employee member of our board of directors for out-of-pocket expenses incurred in connection with attending our board and committee meetings. Directors do not participate in a nonqualified deferred compensation plan and we do not pay any life insurance policies for the directors.

Employment Agreements and Arrangements

        We have employment agreements with Lawrence D. Stern, our Chairman and Chief Executive Officer, and John M. Hanson, our Executive Vice President and Chief Financial Officer. For most other employees, including other executive officers, employment at our company is at will. The terms of employment are specified in formal offer letters which are extended to all employees prior to the commencement of employment. Among our named executive officers, each of Mary J. Kuhn, our Senior Vice President, Operations; John R. Perkins, our Senior Vice President and General Manager, Portfolio Management and U.S. Business and Stephen R. Petteway, our Senior Vice President, Research & Development is subject to written employment arrangements in formal offer letters to which he or she is party with us. Messrs. Stern, Hanson, Petteway, Perkins and Ms. Kuhn and a number of our executives are entitled to severance, in varying amounts, upon termination of their employment.

        Pursuant to our employment agreement with Lawrence D. Stern, entered into on April 1, 2005, and amended and restated as of April 1, 2007, Mr. Stern is entitled to the following annual base salaries: (i) $600,000 for so long as he serves as Executive Chairman or as Chairman and Chief Executive Officer, and (ii) $350,000 for so long as he serves as Chairman. Mr. Stern is also eligible to receive an annual performance bonus under the Incentive (Management Bonus) Plan in the amount determined by the board of directors based upon the achievement of performance measures derived from the annual business plan presented by management and approved by the board of directors. Mr. Stern's target performance bonus is 200% of his base salary while he holds the position of Chairman and Chief Executive Officer and 100% of his base salary while he holds the position of Chairman, with the actual amount of each performance bonus being determined under the plan in effect at that time as approved by our board of directors. For 2007, however, Mr. Stern's target performance bonus was prorated at 150% of base salary for three months and at 200% for the number of months following April 1, 2007 for which he served as Executive Chairman or Chairman and Chief Executive Officer. In addition to other grants of stock options and restricted stock awarded by us to Mr. Stern pursuant to his employment agreement, Mr. Stern will be entitled to receive, upon the consummation of this offering (assuming that he then holds the title of Chairman and Chief Executive officer), stock options exercisable for a number of shares equal to one percent (1%) of the then fully diluted outstanding shares immediately prior to the offering at an exercise price equal to the public offering price. We anticipate that we will issue approximately 130,000 stock options to Mr. Stern pursuant to this award, which will result in approximately $         million of SG&A to be recognized over approximately four years. The optional vesting will be subject, in part, to service requirements and in part to performance requirements. Mr. Stern's employment agreement also provides for certain payments that may be made upon termination of his employment (see the discussion below under the heading "—Potential Payments Upon Termination or Change in Control").

        Pursuant to our employment agreement with John M. Hanson, dated September 14, 2005, Mr. Hanson is entitled to an annual base salary of $325,000 (increased by the board on April 1, 2006 to $334,750) as Executive Vice President and Chief Financial Officer. Mr. Hanson is also eligible to receive an annual performance bonus under the Incentive (Management Bonus) Plan in the amount determined by the board of directors based upon the achievement of performance measures derived from the annual business plan presented by management and approved by the board of directors. Mr. Hanson's target performance bonus for the 2007 year was 70% of his base salary, and subsequent to 2007, our compensation committee approved an increase to Mr. Hanson's bonus target, to 75% of his base salary, with the actual amount of each performance bonus being determined under the plan in effect at that time as approved by our compensation committee. Mr. Hanson's employment agreement also provides for certain payments that may be made upon termination of his employment (see the discussion below under the heading "—Potential Payments Upon Termination or Change in Control").

        Pursuant to our employment arrangement with Mary J. Kuhn, dated February 8, 2005, Ms. Kuhn is entitled to an annual base salary of $280,000 (increased by the board on April 1, 2006 to $295,770) as Senior Vice President, Operations. Ms. Kuhn is also eligible to receive an annual performance bonus under the Incentive (Management Bonus) Plan in the amount determined by the board of directors based upon the achievement of performance measures derived from the annual business plan presented by management and approved by the board of directors. Ms. Kuhn's target performance bonus for the 2007 year was 50% of her base salary, and subsequent to 2007, our compensation committee approved an increase to Ms. Kuhn's bonus target, to 55% of her base salary, with the actual amount of each performance bonus being determined under the plan in effect at that time as approved by our compensation committee. Ms. Kuhn's employment arrangement also provides for certain payments that may be made upon termination of her employment (see the discussion below under the heading "—Potential Payments Upon Termination or Change in Control").

        Pursuant to our employment arrangement with John R. Perkins, dated March 2, 2006, Mr. Perkins is entitled to an annual base salary of $240,000 (increased by the board on April 6, 2008 to $250,000) as Senior Vice President and General Manager, Portfolio Management and U.S. Business. Mr. Perkins is also eligible to receive an annual performance bonus under the Incentive (Management Bonus) Plan in the amount determined by the board of directors based upon the achievement of performance measures derived from the annual business plan presented by management and approved by the board of directors. Mr. Perkins' target performance bonus for the 2007 performance year was 36% of his base salary, and subsequent to 2007, our compensation committee approved an increase to Mr. Perkins' bonus target, to 40% of his base salary, with the actual amount of each performance bonus being determined under the plan in effect at that time as approved by our compensation committee. In accordance with his employment arrangement, in 2007 Mr. Perkins also received a one-time supplemental performance bonus of $156,000, in recognition of Mr. Perkins' achievement of certain measurable goals determined by the CEO and CFO. Mr. Perkins' employment arrangement provides for certain payments that may be made upon termination of his employment (see the discussion below under the heading "—Potential Payments Upon Termination or Change in Control").

        Pursuant to our employment arrangement with Stephen R. Petteway, Jr., dated February 8, 2005, Mr. Petteway is entitled to an annual base salary of $225,000 (increased by the compensation committee on April 6, 2008 to $265,835) as Senior Vice President, Research & Development. Mr. Petteway is also eligible to receive an annual performance bonus under the Incentive (Management Bonus) Plan in the amount determined by the compensation committee based upon the achievement of performance measures derived from the annual business plan presented by management and approved by the compensation committee. Mr. Petteway's target performance bonus for the 2007 performance year was 45% of his base salary, with the actual amount of each performance bonus being determined under the plan in effect at that time as approved by our compensation committee. Mr. Petteway's employment arrangement also provides for certain payments that may be made upon termination of his employment (see the discussion below under the heading "—Potential Payments Upon Termination or Change in Control").

Stock Option and Other Compensation Plans

  Stock Option and Incentive Plan

        Our 2005 Stock Option and Incentive Plan was adopted by our board of directors on March 31, 2005. The 2005 Stock Option and Incentive Plan provides for the grant of awards in the form of incentive stock options and nonqualified stock options.

        Our employees, officers, directors, and consultants are eligible to receive awards under our 2005 Stock Option and Incentive Plan. Incentive stock options may not be granted to an individual who, on the date of grant, owns more than 10% of the total combined voting power of a corporation unless certain specified conditions are met. The maximum number of options authorized under the plan is 2,000,000.

        The exercise price of stock options granted is determined by the compensation committee of our board of directors. Option awards are granted with an exercise price at least equal to the market price of our common stock at the date of grant and generally vest over a period of two to five years. Our stock options typically have a service-based component and a performance-based component. The service-based component of the stock options vests annually in equal amounts over the vesting period. The performance-based component of the stock options vests annually upon the achievement of corporate objectives which are established annually by the board of directors. Stock options generally expire ten years after the date of the grant, or earlier if an option holder ceases to be employed by us.

        In accordance with the terms of the 2005 Stock Option and Incentive Plan, our board of directors has authorized our compensation committee to administer the plan. Our compensation committee selects the recipients of awards and determines:

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  the number of shares of common stock covered by options and the dates upon which the options become exercisable;

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  the exercise price of options; provided, however, that the exercise price shall not be less than 100% of fair market value of our common stock on the date of grant;

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  the duration of options, provided that no incentive stock option shall have a term in excess of 10 years;

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  the method of payment of the exercise price; and

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  the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price.

        Under our 2005 Stock Option and Incentive Plan, upon the occurrence of a change in control event (as defined therein), any equity granted under the plans shall become fully vested and immediately exercisable and any performance goals applicable to awards will be deemed to be fully satisfied and immediately exercisable if no termination of employment has taken place prior to the change in control.

        When an employee retires, vested stock options may be exercised within a period of twelve months following retirement, or the remaining term of the option, whichever is less. If a performance-based or service-based option award has not vested at the time of an employee's retirement, the employee will be entitled to vesting of a pro rata share of the award for the year of retirement so long as, in the case of performance-based options, the annual objectives are met.

        The plan will terminate and no award may be granted under the 2005 Stock Option and Incentive Plan after March 30, 2015 but the vesting and effectiveness of awards granted before that date may extend beyond that date. Our board of directors may amend, suspend or terminate the 2005 Stock Option and Incentive Plan at any time, except that stockholder approval will be required for any revision that would materially increase the number of shares reserved for issuance, expand the types of awards available under the plan, materially modify plan eligibility requirements, extend the term of the plan or materially modify the method of determining the exercise price of options granted under the plan, or otherwise as required to comply with applicable law or stock market requirements.

  Management Bonus Plan

        The named executive officers as well as certain other eligible employees who do not participate in our company's pay for performance plan or sales commission plan, participate in our Management Bonus Plan. The Management Bonus Plan is an annual plan which provides potential for cash awards beyond base salary based on the achievement of targeted financial and strategic performance targets, as well as individual performance levels. At the beginning of each plan year, our compensation committee determines the level of performance for each of the corporate metrics that must be met to fund the plan. The two metrics normally include consolidated Adjusted Earnings Before Interest Taxes Depreciation and Amortization (Adjusted EBITDA) and free cash flow. In each year, we have been required to achieve at least 90% of one of these financial metrics in order to fund the plan. Once final financial results are known for a plan year, bonuses are determined and are paid out over 2 years, 60% in year 1 and 40% in year 2. Employees eligible for awards under our Management Bonus Plan must be employed by us at the time bonus payments are made, or they forfeit any unpaid portion of their award. Participants may elect to defer a portion of a management bonus into our Talecris Savings Plan and Supplemental Savings Plan (for certain executives, as discussed previously). Our company reserves the right to pay out a prorated bonus based on termination due to death or disability. The compensation committee has discretion in determining the ultimate payout under the Management Bonus Plan.

  Special Recognition Bonus Plan

        Effective October 1, 2006, the compensation committee of our board of directors approved the Special Recognition Bonus Plan (the "Special Recognition Bonus Plan") as a vehicle for us to award certain employees, officers, members of the board of directors and consultants for the financial success of our company from its inception through the effective date of the Special Recognition Bonus Plan. The Special Recognition Bonus Plan is an unfunded, non-qualified retirement plan as defined in the Code and an unfunded deferred compensation plan for purposes of ERISA. Under the Special Recognition Bonus Plan, aggregate bonus amounts totaling approximately $7.3 million are to be paid in five installments to eligible participants. We made payments totaling $2.5 million in October 2006, and $1.2 million in each of March 2007 and 2008. Subsequent installments of equal amounts of approximately $1.2 million will be paid annually on March 15, 2009 and 2010, to be adjusted for employee forfeitures. We record compensation cost over the vesting period lapses consistent with the classification of each recipient's salary. Employees eligible for awards under the Special Recognition Bonus Plan must be employed by us at the time bonus payments are made, or they forfeit any unpaid portion of their award, except in the case of death or disability. Vesting of future payments will be accelerated for a "change of control," as defined in the Special Recognition Bonus Plan, and may be accelerated by the board of directors in the case of death or disability.

  Restricted Share and Recognition Award and Associated Trust

        On December 6, 2006, the compensation committee of our board of directors approved a restricted share and cash recognition award to certain employees, members of our board of directors, and consultants for the financial success of our company from its inception through the effective date of the award. The cash portion of this award was made pursuant to the Special Recognition Bonus Plan. Under the terms of the cash award, eligible participants were awarded cash amounts, aggregating $57.2 million, which are payable in four installments. The first installment of the cash award totaling $34.2 million was paid in December 2006 and the second installment totaling $7.4 million was paid in March 2008 out of funds available in the irrevocable trust (discussed below). The remaining cash award will be paid in equal installments on March 31 of 2009 and 2010 out of funds available in the irrevocable trust. We used part of the proceeds from our debt recapitalization for the December 2006 installment and to fully fund an irrevocable trust for our remaining obligations under this award. The assets within the trust are segregated from our assets and are protected from our creditors. Any interest income earned on trust assets accrues for the benefit of the eligible participants. We bear all administrative expenses for the maintenance of the trust. We record compensation cost as the vesting period lapses consistent with the classification of each recipient's salary. Employees eligible for these awards must be employed by us at the time bonus payments are made, or they forfeit any unpaid portion of their award except in the event of a disability. Vesting of future payments will be accelerated for a "change of control," as defined, as well as for death.

        The restricted shares granted under the restricted share and cash recognition award were granted in accordance with the terms of the 2006 Restricted Stock Plan, which was approved by our board of directors on December 6, 2006. This plan permits the granting of restricted shares, restricted share units, and unrestricted shares (collectively, "Awards") of our common stock. The maximum number of shares that may be issued for all Awards is 400,000, and no participant may receive Awards that relate to more than 200,000 shares during the term of the plan. Restricted Awards vest on terms determined by our board of directors or its compensation committee at the time of grant. All of the restricted shares granted pursuant to the December 6, 2006 award vest annually over a four-year period from the date of grant unless accelerated by the compensation committee upon the event of a change in control, as defined in the 2006 Restricted Stock Plan. Any restricted Awards that have not vested at the time of termination of service are forfeited except in the event of death, disability or change of control. The restricted Awards are considered issued and outstanding and have full voting rights. Any dividends paid with respect to the restricted Awards will be accrued for the benefit of the person receiving the Award and will vest at the same time as the underlying Award.

Potential Payments Upon Termination or Change in Control

        For certain exempt and all non-exempt employees based in the U.S. (all below the VP level), our severance plan, the 2008 Talecris Severance Pay Plan, provides financial assistance in certain instances involving termination of employment. An employee covered under the plan is eligible to receive a severance benefit if, within one year following the date of Change in Control, the employee is terminated due to a reduction in the employer's workforce, an elimination of the employee's job, or the employee's resignation for good reason. Participants in the plan are entitled to certain rights and protection under the Employer Retirement Income Security Act of 1974 (ERISA).

        Our named executive officers, who are not covered under our severance plan, are instead entitled, pursuant to the terms of their offer of employment with us, to severance payments in the event their employment is terminated by us without Cause or by them for Good Reason, as those terms are defined in the letter containing the offer of employment or the formal employment agreement. Typically, our obligation to make severance payments under these circumstances continues for the first two years of the executive's employment, and the total severance to be paid is equal to at least twelve month's base salary, continuation of benefits during the period severance is paid, and payment of accrued vacation and unpaid bonus under the Management Bonus Plan. In some cases, these obligations may continue for the duration of the executive's employment and/or the total severance to be paid may exceed twelve months of salary and benefits.

        The following summary sets forth potential payments that may be made to certain executive officers upon termination of their employment or a change in control of us under their current employment agreements or offer letters, as applicable. We have initially described the material terms concerning termination of employment of our executives generally under their employment agreements (or offer letters, as applicable); these terms apply to Lawrence Stern, our Chairman and Chief Executive Officer, John M. Hanson, our Executive Vice President and Chief Financial Officer, Mary J. Kuhn, our Senior Vice President, Operations, Stephen R. Petteway, our Senior Vice President, Research and Development and John R. Perkins, our Senior Vice President and General Manager, Portfolio Management and U.S. Business. Along with this general description, we have detailed individual provisions unique to the employment agreements or offer letters of certain of these executives. Following this description, we have provided the dollar value of payments and benefits for each individual executive in each scenario involving termination of employment.

        Under these employment agreements and offer letters, we may terminate these executive officers at any time for Cause. In these agreements, "Cause" is generally defined as set forth below:

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  commission of a felony;

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  acts of dishonesty which results or is intended to result in the executive officer's own personal gain or enrichment at our expense;

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  material breaches of the executive's obligations as an executive officer;

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  acts of conduct in connection with the executive officer's duties that are fraudulent, unlawful or grossly negligent;

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  personal conduct of the executive officer which discredits or damages us;

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  the executive officer's contravention of specific lawful direction from our Chief Executive Officer (or, in the case of Mr. Stern, from our board of directors) or the failure to adequately perform his duties; or

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  breach of the executive officer's duties of confidentiality, non-solicitation or non-competition.

        Under these employment agreements and offer letters, we may also terminate these executive officers for a Disability. "Disability" is generally defined as a reasonable determination by a physician reasonably acceptable to us in accordance with applicable law that as a result of physical or mental injury or illness, the executive officer is unable to perform the essential functions of his position with or without reasonable accommodation for a period of (i) 60 consecutive days or (ii) 90 days in any one (1) year period.

        In addition, our executive officers may terminate their own employment for "Good Reason" as that term is defined in their respective employment agreements or offer letters (except for Mr. Perkins').

        Furthermore, upon termination of their employment for any reason each of these executive officers (except for Mr. Perkins) has agreed to a confidentiality agreement of five (5) years, a non-solicitation agreement of twenty four (24) months and a non-competition agreement of at least eighteen (18) months (each of these restrictions lasts for only one year in the case of Ms. Kuhn and Mr. Petteway) following the termination (subject to an increase in duration to the extent certain severance payments are being made to the executive officer).

        Termination by Us for Cause or by Executive without Good Reason.    If we terminate the executive's (except for Mr. Perkins') employment for Cause or if he or she terminates his or her own employment with us without Good Reason, he or she is entitled to the following:

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  accrued but unpaid base salary and benefits (to the date of termination);

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  any reimbursable expenses that have been incurred but not yet reimbursed;

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  (except for Ms. Kuhn and Mr. Petteway) earned but unpaid bonus for the performance years prior to the year of termination (but only if we terminate the executive's employment for Cause);

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  in the case of Mr. Stern, vesting and exercising of a pro rata portion of the restricted shares of our common stock and stock options that are otherwise scheduled to vest on the following March 31 and April 1, respectively, in accordance with Mr. Stern's restricted stock award agreement, and stock option award agreement, respectively, entered into upon the amendment and restatement of his employment agreement; and

        Termination by Us without Cause or by Executive for Good Reason.    If we terminate the executive's employment without Cause or, except in the case of Mr. Perkins, if the executive terminates his employment for Good Reason then, in addition to the payments (if any) to be received upon death or Disability (as described below) (or, in the case of Lawrence Stern, in addition to the payments to be received upon termination for Cause or without Good Reason), the executive is generally entitled to the following:

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  his or her then current base salary for either the remaining term of his employment then in effect or 18 months, whichever is greater, payable in equal monthly installments (in the case of Ms. Kuhn and Messrs. Perkins and Petteway, only 12 months' base salary is payable);

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  performance bonus payments in an aggregate amount equal to the lesser of (i) the bonus amount earned by the executive for the years prior to the calendar year of his termination or (ii) his target performance bonus, payable in twelve to eighteen (varying by executive) equal monthly installments (Ms. Kuhn and Mr. Petteway only receive accrued unpaid bonus up through the date of their termination, and Mr. Perkins automatically receives the target performance bonus);

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  reimbursement of the cost of continued group health coverage pursuant to COBRA for a maximum of twelve months (Mr. Perkins does not receive this);

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  exercising of vested stock options (and, in the case of Messrs. Stern and Hanson, the vesting of certain stock options that had previously not vested), in accordance with our stock option award agreement with the executive;

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  in the case of Mr. Stern, the vesting of all shares of restricted stock originally granted to him under our 2006 Restricted Stock Plan, and all shares of restricted stock scheduled to vest on the following March 31 and a pro rata portion of the shares of restricted stock scheduled to vest on the second March 31 following termination under the bonus restricted stock award agreement that we entered into with him in connection with the renewal of his employment agreement effective as of April 1, 2007;

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  in the case of Mr. Stern, payment of all amounts awarded under our Special Recognition Bonus Plan, effective as of October 1, 2006 and the cash portion of our December 6, 2006 restricted share and cash recognition award;

        However, certain compensation related to our executives' termination would be forfeited if any such executive violates his continued duties of non-disparagement, confidentiality, non-solicitation or hiring, non-competition and properly handling our property, or (except in the cases of Ms. Kuhn and Messrs. Perkins and Petteway) if the executive fails to provide us with certain minimal consulting services, over the eighteen (18) month period (the period is twelve (12) months for Ms. Kuhn and Mr. Petteway, and there are no such restrictions for Mr. Perkins) following termination.

        "Good Reason" is generally defined in our executives' employment agreements and offer letters as:

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  a material reduction in the executive's responsibilities, authority, position or duties;

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  removal of the executive from his position other than for Cause;

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  a material adverse reduction in the amount of his aggregate compensation (unless such reduction in compensation is proportional to any reduction in compensation of other senior executives and, with respect to certain executives, so long as it does not exceed 20%) or failure to pay such compensation;

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  material breach by us of his employment agreement (provided that a suspension or the requirement that he not report to work shall not constitute "Good Reason" so long as he continues to receive the compensation and benefits he is entitled to receive under his employment agreement);

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  failure by us to maintain in effect any incentive compensation plan in which he participates unless an equitable alternative arrangement is provided (except to the extent that such change in the incentive compensation plan relates to all other eligible executive officers);

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  the relocation of his office by us by more than 50 miles from its location at the time his employment agreement with us became effective; or

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  our failure to continue to provide him with benefits at least as favorable as those presently enjoyed by him under any employee benefit and welfare plans commensurate with those generally available to all executive officers.

        Termination Due to Death or Disability.    If an executive's (other than Mr. Perkins') employment is terminated as a result of his or her Disability or death, in addition to the compensation he or she would receive if terminated for Cause, he or she is entitled to the following:

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  other than Ms. Kuhn and Mr. Petteway payment for any unpaid bonus relating to the calendar years prior to the calendar year of the termination, payable in twelve (12) equal monthly installments;

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  other than Ms. Kuhn and Mr. Petteway a pro rata share of his or her performance bonus for the year of his or her termination (if we achieve our performance goals for that year), paid at 100% of his or her target bonus and payable at the same time and in the same manner as other executives remaining with us;

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  vesting and exercising of vested stock options, in accordance with the executive's stock option award agreement;

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  payment for accrued but unused vacation days, payable according to our policy at the time of such termination;

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  in the case of Mr. Stern, the vesting of all shares of restricted stock originally granted to him under our 2006 Restricted Stock Plan, and all shares of restricted stock scheduled to vest on the following March 31 and a pro rata portion of the shares of restricted stock scheduled to vest on the second March 31 following termination under the bonus restricted stock award agreement that we entered into with him in connection with the renewal of his employment agreement effective as of April 1, 2007, and the accompanying right to sell back all such vested shares to us at fair market value, subject to certain conditions; and

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  in the case of Mr. Stern, payment of all amounts awarded under our Special Recognition Bonus Plan, effective as of October 1, 2006, and the cash portion of our December 6, 2006 restricted share and cash recognition award.

        In the case of Disability, however, any compensation related to the executive's termination would be forfeited by him or her if he or she violated his or her continued duties of non-disparagement, confidentiality, non-solicitation or hiring, non-competition, properly handling our property, or, except in the case of Ms. Kuhn or Mr. Petteway, if the executive does not make a good faith effort to provide us with certain consulting services at no additional cost to us during the severance period.

        Termination by Our Failure to Renew the Employment Agreement.    In addition, if we decide to allow an executive's employment agreement (other than the employment arrangements of Ms. Kuhn and Messrs. Perkins and Petteway) to lapse without renewing the agreement, effectively terminating his employment, then he is entitled to the same compensation as if he had terminated his employment for Good Reason, except that he would not receive performance bonus payments in an aggregate amount equal to the lesser of the bonus amount received by him for the years prior to the calendar year of his termination or his target performance bonus. However, any compensation would be terminated if an executive violates his continued duties of non-disparagement, confidentiality, non-solicitation, non-competition and properly handling our property. In addition, with respect to Mr. Stern only, any compensation in relation to such lapse of his contract with us would be reduced by any amount of compensation that he may earn from other employment or the provision of consulting services.

        Summary of Payments to Executives in Various Termination Scenarios.    The following summarizes the value of payments (including the value of accelerated payments and value of accelerated vesting and exercising of restricted stock and stock options, respectively, as applicable) and other benefits to be provided to each of Mr. Stern, Mr. Hanson, Ms. Kuhn, Mr. Petteway and Mr. Perkins, respectively, upon termination of employment under each of the circumstances described above, assuming that termination had occurred on December 31, 2007:

        For Mr. Stern:

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    $14,861,998 for termination without Cause or for Good Reason;

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    $3,709,637 for termination for Cause or without Good Reason;

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    $15,790,022 for termination due to death or Disability; and

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    $13,774,498 for termination by our failure to renew his employment agreement.

        For Mr. Hanson:

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    $1,230,254 for termination without Cause or for Good Reason;

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    $231,585 for termination for Cause or without Good Reason;

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    $1,015,660 for termination due to death or Disability; and

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    $995,929 for termination by our failure to renew his employment agreement.

        For Ms. Kuhn:

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    $581,122 for termination without Cause or for Good Reason;

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    $22,752 for termination for Cause or without Good Reason; and

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    $693,844 for termination due to death or Disability.

        For Mr. Petteway:

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    $485,495 for termination without Cause or for Good Reason;

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    $19,662 for termination for Cause or without Good Reason; and

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    $489,427 for termination due to death or Disability.

        For Mr. Perkins:

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    $412,063 for termination without Cause.

Change in Control

        Generally, in the event of a Change in Control (as defined below), all stock options and restricted stock awards that we have granted become immediately and fully exercisable. In addition, all restrictions and conditions on restricted stock will be deemed satisfied and performance share awards will be vested and deemed earned in full, and promptly paid to employees.

Change in Control

        A "Change in Control" means the occurrence of any one of the following events:

          (a)   any person, other than certain permitted investors (each, a "Permitted Investor"), is or becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of us representing (A) more than 30% of the total voting power of our then-outstanding securities generally eligible to vote for the election of directors (the "Company Voting Securities") and (B) a greater percentage of the then-outstanding Company Voting Securities that are then held by all the Permitted Investors in the aggregate; provided, however, that any of the following acquisitions shall not be deemed to be a Change in Control: (1) by us or any subsidiary or affiliate of us, (2) by any employee benefit plan (or related trust) sponsored or maintained by us or any of our subsidiaries or affiliates, (3) by any underwriter temporarily holding securities pursuant to an offering of such securities, or (4) pursuant to a Non-Qualifying Transaction (as defined in paragraph (b));

          (b)   the consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving us or any of our subsidiaries or affiliates (a "Business Combination"), unless immediately following such Business Combination:

            (1)   more than 50% of the total voting power of (x) us resulting from such Business Combination (the "Surviving Corporation"), or (y) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of a majority of the voting securities eligible to elect directors of the Surviving Corporation (the "Parent Corporation"), is represented by Company Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which such Company Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among the holders thereof immediately prior to the Business Combination,

            (2)   no person, other than a Permitted Investor or any employee benefit plan (or related trust) sponsored or maintained by the Surviving Corporation or the Parent Corporation, is or becomes the beneficial owner, directly or indirectly, of securities of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) representing (A) 30% of the total voting power of the securities then outstanding generally eligible to vote for the election of directors of the Parent Corporation (or the Surviving Corporation) (the "Parent Voting Securities"), and (B) a greater percentage of the then outstanding Parent Voting Securities that are then held by all the Permitted Investors in the aggregate, and

            (3)   at least a majority of the members of the board of directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) following the consummation of the Business Combination were incumbent directors at the time of the board of directors' approval of the execution of the initial agreement providing for such Business Combination;

      (any Business Combination which satisfies all of the criteria specified in (1), (2) and (3) above shall be deemed to be a "Non-Qualifying Transaction");

    (c) our stockholders approve a plan of complete liquidation or dissolution of us; or

    (d) the consummation of a sale of all or substantially all of our assets to an entity that is not an affiliate of us (other than pursuant to a Non-Qualifying Transaction).

        Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any person acquires beneficial ownership of more than 30% of Company Voting Securities as a result of the acquisition of Company Voting Securities by us which reduces the number of Company Voting Securities outstanding; provided, that if after such acquisition by us such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control of us may then occur.

Employment Agreement and Termination Benefits for Alberto R. Martinez, M.D.

        Alberto R. Martinez's employment with the Company terminated effective February 2, 2008. Pursuant to the terms of Dr. Martinez' employment agreement, entered into on September 26, 2005, and amended and restated as of October 17, 2005 and again as of June 12, 2007, Dr. Martinez was entitled to an annual base salary of $500,000 as President and Chief Operating Officer. Dr. Martinez was also eligible to receive an annual performance bonus under the Incentive (Management Bonus) Plan, with his target performance bonus for the 2007 performance year at 100% of his base salary, with the actual amount of his performance bonus being determined under the plan in effect at that time as approved by our board of directors.

        Pursuant to Dr. Martinez' separation agreement with the Company, Dr. Martinez is entitled to the following:

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  payment of all accrued, unpaid salary ($9,615) and accrued vacation ($21,450);

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  continuation of his $500,000 base salary for eighteen months from the date of his termination, payable in equal monthly installments;

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  bonus payments in an aggregate amount equal to the earned Management Bonus for the 2007 performance year, or $368,000, payable in equal monthly installments for twelve months beginning in April 2008;

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  earned but unpaid bonus (Management Bonus) for the 2006 performance year, in the amount of $330,566, payable in a lump sum within thirty days of termination;

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  entire earned performance bonus (Management Bonus) for the 2007 performance year, in the amount of $368,000, at the same time as other persons in the Management Bonus Plan are paid the first 60% installment of their bonus, but not later than March 15, 2008;

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  a pro rata share of Management Bonus for 2008 based upon the number of days employed by the company in 2008, at 100% of target bonus, or $43,836 payable in a lump sum within thirty days of termination;

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  vesting of 39,540 stock options and 15,897 shares restricted stock, valued at $2,684,371 and $1,255,863, respectively, which would have vested if Dr. Martinez had remained an employee through April 1, 2008;

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  cash payments equal to the amounts of the awards under our Special Recognition Bonus Plan ($246,720) and December 6, 2006 cash recognition award ($1,450,260) that were scheduled to be paid in March 2008;

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  reimbursement of the cost of continued group health coverage pursuant to COBRA for a maximum of twelve months (having a value of $11,470); and

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  distribution of his aggregate balance in our Supplemental Savings Account, in the amount of $163,712.

        The total value of payments and other benefits that were and will be provided to Dr. Martinez in accordance with his separation agreement, is $7,703,862.

        Also pursuant to Dr. Martinez' separation with the Company, Dr. Martinez forfeited the following:

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  March 15, 2009 and 2010 scheduled payments under our Special Recognition Bonus Plan;

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  March 31, 2009 and 2010 scheduled payments under our December 6, 2006 cash recognition award;

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  79,080 unvested stock options from his November 10, 2005 option grant. Dr. Martinez has eighteen months from the date of his termination in which to exercise the remaining 118,620 options or he will forfeit all unexercised options; and

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  31,796 unvested restricted shares.

Limitation of Liability and Indemnification of Officers and Directors

        Our certificate of incorporation that will be in effect upon the closing of this offering limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Our certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

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  for any breach of their duty of loyalty to us or our stockholders;

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  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

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  for voting or assenting to unlawful payments of dividends or other distributions; or

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  for any transaction from which the director derived an improper personal benefit.

        Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

        In addition, our certificate of incorporation provides that we must indemnify our directors and officers and we must advance expenses, including attorneys' fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

        Since our inception, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our voting securities on an as converted to common stock basis, and affiliates of our directors, executive officers and holders of more than 5% of our voting securities. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties. In accordance with the terms of our Code of Ethics and Business Conduct, which was adopted by our board of directors on December 5, 2006 and our Policy on Related-Party Transactions, which was adopted by our Chief Executive Officer and became effective on January 1, 2007, it is the responsibility of the audit committee of our board of directors to review and approve, in advance, the terms and conditions of all related person transactions that are required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the Securities and Exchange Commission. In considering the approval of a related person transaction, the details of the transaction must be discussed with the audit committee, including the identification of the related person, the related person's relationship with us, and the nature and the amount of the transaction, evidence to support the arms' length nature of the transaction, including terms and manner of settlement, and the anticipated impact on the financial statements and disclosures. In considering the approval of a related person transaction, a legitimate business case must be developed, including the arm's length nature of the transaction and the disclosure implication of such transaction. Related person transactions to which this policy applies includes, among others, any transaction to which we may be party with any of our directors, executive officers or 5% stockholders or their respective immediate family members. The policy also applies to any transaction to which we may be a party with any of our employees, in which case the Chief Executive Officer has the authority to approve such related person transactions involving employees other than our executive officers or directors. Certain related person transactions that need not be disclosed under Item 404, including transactions where the aggregate amount involved does not exceed $120,000, may be pre-approved or ratified by our audit committee. Responsibility for compensation and employment of executive officers is vested in the compensation committee and of directors is vested in the nominating committee, rather than the audit committee. Other transactions, including loans to executive officers and split dollar life insurance with officers, are prohibited under the policy.

Stockholders Agreements

Agreement with Talecris Holdings, LLC and Certain Executive Officers and Directors

        On December 7, 2006, we entered into a stockholders agreement with Talecris Holdings, LLC and Lawrence D. Stern, our Chairman and Chief Executive Officer (then our Executive Chairman), who had received a grant of 45,000 unrestricted shares of our common stock under our 2006 Restricted Stock Plan. Since that time, each of Joel Abelson, Jim Engle, John F. Gaither, Jr., John Hanson, Randall A. Jones, Mary J. Kuhn, Tom Lynch, Bruce Nogales, John Perkins and Stephen R. Petteway, as well as our directors James T. Lenehan and Ruedi E. Waeger has also become a party to this agreement in connection with the grant by us of unrestricted shares to them. The stockholders agreement governs the transfer of shares of our common stock held by such person upon termination of employment or consulting services or the cessation of such person's services as a director, and further restricts and otherwise governs the rights of our stockholders party thereto with respect to transfers of shares of our stock by such stockholders.

Redemption, Put and Exchange Rights

        Under the stockholders agreement, we have the right to repurchase, at not less than fair market value, the shares of our stock held by such person in the event that his or her employment with us is terminated [or the cessation of such person's services as a director]. In the event that such person's employment terminates due to his or her death or disability, however, such person (or such person's beneficiary or estate) has the right to sell, or "put," such person's shares of our common stock back to us at their fair market value, subject to certain contingencies that may prevent us from consummating such a repurchase.

Both our redemption rights and such person's put right terminate immediately prior to the consummation of our initial public offering. The agreement also enables either such person or Talecris Holdings, LLC to require that such person's shares of our common stock be exchanged for shares of common stock of Talecris Holdings, LLC (or any entity controlling Talecris Holdings, LLC) upon the consummation of an initial public offering or change of control of Talecris Holdings, LLC or such controlling entity, or in a roll-up transaction whereby we would become a wholly-owned subsidiary of Talecris Holdings, LLC or such entity (in a roll-up transaction, only Talecris Holdings, LLC, not such person, shall have the right to demand such an exchange). However, these exchange rights terminate immediately prior to the consummation of our current offering.

Transfer Restrictions, Tag Along, Drag Along and Market Stand-Off

        The shares of our common stock held by such person are also subject to various additional transfer restrictions under the stockholders agreement in connection with a public offering of our common stock. During our consummation of any public offering within two years following the closing of the initial public offering of our stock, such person's shares may not be sold or transferred in any manner without our prior written consent or that of the underwriters for the offering. This restriction may remain in effect with respect to any offering, upon our request of that of our underwriters, for up to 180 days after the date of our entry into an underwriting agreement with the underwriters. The stockholders agreement also provides such person with "tag-along" rights with respect to a sale by Talecris Holdings, LLC to an unrelated third party of all or any portion of the shares of our stock held by it, while Talecris Holdings, LLC is provided with "drag-along" rights vis-à-vis such person for sales by Talecris Holdings, LLC resulting in a third party and its affiliates gaining ownership of a 50% or greater equity interest in our company. These tag-along and drag-along rights are to terminate immediately prior to the consummation of our initial public offering.

Agreement with Talecris Holdings, LLC and Bayer

        On March 31, 2005, we entered into a stockholders agreement with Talecris Holdings, LLC and Bayer Healthcare, LLC and certain affiliates of Bayer Healthcare, LLC (collectively, Bayer). As of the effective date of the agreement, Talecris Holdings, LLC held 100,000 shares of our series A preferred stock and Bayer held 1,000,000 shares of our common stock and one share of our Junior Preferred Stock. (All shares of our stock held by Bayer have since been redeemed, and Talecris Holdings LLC has since acquired 192,310 shares of our series B preferred stock and an additional 900,000 shares of our series A preferred stock). The stockholders agreement provided our stockholders who were party thereto with certain rights with respect to the approval of certain matters and the designation of nominees to serve on our board of directors, as well as registration rights for our securities that they own. Because Bayer no longer holds an equity interest in our company, this agreement is effectively of no further force or effect.

Preemptive Rights and Exchange Rights

        The stockholders agreement provided each of Talecris Holdings, LLC and Bayer with preemptive rights with respect to new issuances of our equity securities in accordance with their respective percentages of ownership of our equity securities as of the date of entry into the agreement. Such preemptive rights were to terminate immediately prior to the consummation of our initial public offering. The agreement also contained provisions that enabled either such stockholder to require that Bayer's shares of our common stock be converted into shares of common stock of Talecris Holdings, LLC (or any entity controlling Talecris Holdings, LLC, other than Cerberus and Ampersand and its related funds (Parent)) upon the consummation of an initial public offering or change of control of Parent or roll-up transaction whereby we would become a wholly-owned subsidiary of Parent.

Restrictions upon Affiliate Transactions and Certain Payments

        The stockholders agreement imposes certain limitations upon transactions that we may enter into with Cerberus or Ampersand or their respective affiliates if any such transaction exceeds $1 million or $10 million and does not receive approval by a disinterested majority of our board of directors or if a fairness opinion is not provided by a nationally recognized investment banking or appraisal firm, respectively. There are various exceptions provided for transactions contemplated explicitly under the agreement itself, the payment of management fees and other excluded transactions.

Transfer Restrictions, Tag-Along and Drag-Along Rights and Right of First Offer

        Under the stockholders agreement, the shares of our common stock held by Bayer were to be subject to various transfer restrictions until 180 days after the consummation of an initial public offering of our common stock. Bayer was granted "tag-along" rights with respect to a sale by Talecris Holdings, LLC to a non-affiliated third party of any shares of our stock held by it, while Talecris Holdings, LLC was given "drag-along" rights vis-à-vis Bayer for sales by Talecris Holdings, LLC resulting in a third party and its affiliates gaining ownership of a 50% or greater equity interest in our company. Bayer also provided both us and Talecris Holdings, LLC with a right of first offer prior to sales of our common stock to unaffiliated third parties, at the price and subject to the same terms at which such sales were to be effected with third parties; this right of first offer was to terminate immediately prior to the consummation of our initial public offering.

Registration Rights

        Demand Rights.    Under the stockholders agreement, we granted to each of Talecris Holdings, LLC and Bayer registration rights that allow them at any time after twelve months following the consummation of this offering (but not within 180 days after the consummation of any other public offering) to request that we register the resale under the Securities Act of 1933, of all or any portion of the shares of our common stock or series A or series B preferred stock that they own. Talecris Holdings, LLC shall be entitled to an unlimited number of demand registrations, while Bayer was to be afforded one such registration. We are not required to maintain the effectiveness of any resale registration statement for more than 210 days (of which the effectiveness of the registration statement may be suspended pursuant to a stop order or the like for up to 30 days). We are also not required to effect any demand registration within 30 days prior to the filing of, or during the 180 days following the effectiveness of, a registration statement for which Talecris Holdings, LLC and Bayer hold "piggyback" registration rights (as described below) and are given the opportunity to sell shares pursuant to such registration statement. We may refuse a request for demand registration if, in our reasonable judgment, it is not feasible for us to proceed with the registration because of the existence of any acquisition, disposition or other material transaction or financing activity involving us, or because of the unavailability of audited financial statements or our possession of material information that it would not be in our best interests to disclose in a registration statement, provided that such refusal only results in one 180 day delay to the registration and only occurs one time per any twelve-month period.

        Piggyback Rights.    At any time commencing six months following our initial public offering, Talecris Holdings, LLC and Bayer were also granted "piggyback" registration rights that allow each of them to include the shares of our stock (other than junior preferred stock) that it owns in any public offering of equity securities initiated by us (other than those public offerings pursuant to registration statements on forms that do not permit registration for resale by them) or by any of our other holders of equity securities that have registration rights. The "piggyback" registration rights of these holders of equity securities are subject to proportional cutbacks based on the manner of such offering and the identity of the party initiating such offering.

        Shelf Registration.    We also granted to Bayer, at any time commencing with our initial public offering (and only once for every twelve month period), the right to request a shelf registration on Form S-3, providing for resales thereof to be made on a continuous basis, subject to a $5 million minimum of the securities to be registered thereby.

        Indemnification; Expenses.    We have agreed to indemnify each stockholder party to the stockholders agreement against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which it sells our shares, unless such liability arose from such principal's misstatement or omission, and each such stockholder has agreed to indemnify us against all losses caused by its misstatements or omissions. We will pay all expenses incident to our performance under the stockholders agreement, and the stockholders will pay their respective portions of all underwriting discounts, commissions and transfer taxes relating to the sale of their shares under the stockholders agreement.

        Information Rights.    We granted certain information rights requiring the delivery by us of yearly and quarterly financial statements to Bayer, which have since expired due to the sale of all shares of our stock held by Bayer.

Transactions with Centric Health Resources

        On November 4, 2005, we paid $0.2 million to acquire 330,000 shares of Class 1 common stock of Centric Health Resources, Inc. ("Centric"), a Delaware corporation, with 1,000,000 issued and outstanding shares. Subsequently, our percent ownership has been reduced from 33% to 30% as a result of additional shares issued by Centric. Our investment in Centric is accounted for using the equity method of accounting based on the assessment that our 30% interest allows us to exercise significant influence but not control. Under the equity method, our investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of Centric as they occur. Our recognition of losses is limited to the extent of our investment in, advances to, and commitments for the investment. For the year ended December 31, 2007 and for the three months ended March 31, 2008, Centric's net income totaled $1.3 million and $0.3 million, respectively, on net sales of $14.1 million and $3.8 million, respectively. Our equity in these earnings was $0.4 million and $0.1 million for the year ended December 31, 2007 and for the three months ended March 31, 2008, respectively. Centric declared dividends totaling $0.2 million to us during 2007.

        Pursuant to an agreement to assist us in the management of our Prolastin Direct and Gamunex Direct programs, Centric provides warehousing, order fulfillment, distribution, home infusion and customer relationship services for us primarily related to our U.S. sales of Prolastin A1PI. Centric maintains inventory of Prolastin A1PI on our behalf which they utilize to fill customer orders. Centric also provides assistance in collecting our related accounts receivable. We provide Centric a fee for each unit of product provided to patients, which escalates with volume. For the year ended December 31, 2007, total fees for such services were $14.5 million, of which $12.7 million was recorded in cost of goods sold and $1.8 million was recorded in SG&A. The total fees for such services for the three months ended March 31, 2008 were $4.0 million, of which $3.3 million was recorded in cost of goods sold and $0.7 million was recorded in SG&A. At March 31, 2008, we had approximately $1.5 million payable to Centric.

Transactions with Cerberus and Ampersand

Formation Transaction

        The cash consideration used in our March 31, 2005 acquisition of the Bayer Plasma net assets was partially financed by $125.0 million of funding provided by affiliates of Cerberus and Ampersand. Cerberus and Ampersand received 12% Second Lien Notes with a fair value equal to their face amount of $25.0 million, 14% Junior Secured Convertible Notes with a fair value equal to their face amount of $90.0 million, and 100,000 shares of series A preferred stock with a fair value of $7.1 million, all in exchange for the $125.0 million in cash.

        Our April 12, 2005 acquisition of Precision Pharma Services, Inc. was financed by an affiliate of Ampersand. In exchange, Ampersand received 12% Second Lien Notes with a fair value equal to their face amount of $2.8 million and 192,310 shares of series B preferred stock. Precision was subsequently merged into Talecris, Inc. and is now referred to as Talecris–Melville.

        On December 6, 2006, we repaid and retired all principal and interest amounts owed under the 12% Second Lien Notes and the 14% Junior Secured Convertible Notes were converted into 900,000 shares of series A preferred stock at the holders' election. We incurred a prepayment penalty of $1.1 million associated with the early retirement of the 12% Second Lien Notes.

        Additional information regarding our formation transaction and equity and debt consideration issued to Cerberus and Ampersand are located elsewhere in this prospectus.

Transaction Fees Paid to Cerberus and Ampersand associated with our Formation Transaction

        We paid transaction fees totaling $2.2 million to Ampersand in connection with our formation transaction for reimbursement of costs incurred by them for valuation, accounting, legal, regulatory, and other fees. We paid transaction fees totaling $1.5 million to Cerberus for professional services and reimbursement of filing fees in connection with our formation transaction. Cerberus was also paid $0.8 million of fees related to the issuance of 12% Second Lien Notes.

Management Agreement

        We have a Management Agreement, as amended, with Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures. Under the terms of this agreement, we are charged a management fee equal to 0.5% of net sales for advisory services related to a number of topics, including strategy, acquisition, financing, and operational matters. Payments are made quarterly. Upon completion of this offering, we expect to terminate the Management Agreement, as amended. Upon termination, Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures will be entitled to receive a termination fee equal to five times the aggregate fee paid in the four most recently completed fiscal quarters plus all reasonable out of pocket costs and expenses incurred with such offering. If the Management Agreement, as amended, was terminated on March 31, 2008, the calculated termination fee would be approximately $30.8 million, which we would pay from the net proceeds from this offering and recognize as SG&A expense. Following termination, there will be no ongoing payment obligations from us to either Cerberus-Plasma Holdings LLC or the affiliate of Ampersand Ventures under the Management Agreement, as amended.

Summary

        The following table summarizes our transactions with Cerberus and Ampersand:

(in thousands)	Year Ended December 31, 2007	Three Months Ended March 31, 2008	Payable at March 31, 2008
Management fees	$6,097	$1,526	$(3,108)
Operational support	$867	$796	$(1,305)

Consulting and Advisory Services Agreement

        We have entered into a Master Consulting and Advisory Services Agreement dated as of July 18, 2008 with Cerberus Operations and Advisory Company, LLC, an affiliate of Cerberus. Pursuant to the terms of this agreement, Cerberus Operations and Advisory Company, LLC will make personnel available to us for the purpose of providing reasonably requested business advisory services. These services include (i) guidance, direction and/or hands-on operational support, (ii) assistance on specific projects, (iii) assistance with respect to identification, assessment, development and execution of strategic plans and initiatives, and (iv) such other guidance, assistance and support as are mutually agreed.

        Each specific engagement between Cerberus Operations and Advisory Company and us is subject to a separate engagement letter that modifies the terms of the master agreement. Pursuant to the terms of the master agreement and engagement letter, we specify the individuals to be assigned to us under the engagement. The personnel assigned by Cerberus Operations and Advisory Company are not our employees and act solely as independent contractors in providing services to us.

        As of July 18, 2008, we had entered into one engagement letter with Cerberus Operations and Advisory Company pursuant to which they are providing twelve business executives to assist with:

  •
  Strategy for the creation and implementation of operating improvements at our existing plasma collection centers,

  •
  Strategy for the development of new plasma collection centers,

  •
  Implementation of best practices for efficient operation of our plasma collection centers,

  •
  Development of cost containment and cost reduction plans and policies,

  •
  Assessment of potential acquisitions, divestitures and securities offerings,

  •
  Review and analysis of existing and potential new technology,

  •
  Review, analysis and implementation of human resource improvements, and

  •
  General strategic development, guidance, consultative and advisory services.

We expect to make payments of approximately $0.4 million per month under this engagement through March 31, 2009, at which point we currently expect to no longer require these services.

        The master agreement has no set term, but it, as well as any specific engagement letter entered into pursuant to the master agreement, is terminable upon ten business days written notice by either party.

Other Transactions

        From time to time we may enter into agreements with entities controlled by Cerberus or Ampersand or their affiliates for the provision of ordinary course business services on arms-length commercial terms. In July 2008, we entered into an agreement with GMAC Global Relocation Services LLC, an entity controlled by an affiliate of Cerberus, to provide relocation services for us. We expect to spend approximately $2.5 million on these services during the remainder of 2008.

Director Compensation

        Please see "Management—Non-Employee Director Compensation" for a discussion of options granted and other compensation to our non-employee directors.

Executive Compensation and Employment Agreements

        Please see "Management—Executive Compensation" for additional information on compensation of our executive officers. Information regarding employment agreements with our executive officers is set forth under "Management—Executive Compensation—Employment Agreements."

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock, as of                        , by:

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  all of our directors and executive officers as a group;

  •
  each person, or group of affiliated persons, who beneficially owns more than 5% of our outstanding shares of common stock; and

  •
  each stockholder selling shares in this offering.

        Except as otherwise set forth in the footnotes below, and subject to applicable community property laws, to our knowledge, each person has sole voting and investment power over the shares shown as beneficially owned, except for holders of shares of restricted stock, who possess sole voting power but lack investment power with respect thereto (due to their inability to dispose of such shares). Please see "Certain Relationships and Related Person Transactions" for a discussion of business relationships between us and certain of our stockholders.

        In the table below, the column entitled "Number of Shares Beneficially Owned Prior to the Offering-Percentage" is based on a total of 11,088,829 shares of our common stock outstanding on June 30, 2008, assuming conversion of all of the outstanding shares of our preferred stock into 10,730,790 shares of common stock prior to the closing of this offering and including 213,536 shares of restricted common stock which are considered issued and outstanding and which have full voting rights. The column entitled "Number of Shares Beneficially Owned After the Offering-Percentage" is based on                         shares of common stock to be outstanding after this offering, including the                         shares that we are selling in this offering, but not including any shares issuable upon exercise of options and not including any shares that may be issued as a result of the underwriters' exercise of their option to purchase additional shares from us.

        The number of shares beneficially owned by each stockholder is determined under rules promulgated by the Securities and Exchange Commission. The information does not necessarily indicate beneficial ownership for any other purpose. Under those rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options held by the respective person or group which may be exercised within 60 days after June 30, 2008. For purposes of calculating each person's or group's percentage ownership, shares of common stock issuable pursuant to stock options exercisable within 60 days after June 30, 2008 are included as outstanding and beneficially owned for that person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.

        Unless otherwise indicated in the footnotes below, the address of each beneficial owner listed below is c/o Talecris Biotherapeutics Holdings Corp., P.O. Box 110526, 4101 Research Commons, 79 T. W. Alexander Drive, Research Triangle Park, North Carolina 27709.

	Number of Shares Beneficially Owned Prior to the Offering			Number of Shares Beneficially Owned After the Offering
Name and Address of Beneficial Owner			Number of Shares Being Offered
	Number	Percentage		Number	Percentage
5% Stockholders and Selling Stockholders
Talecris Holdings, LLC(1)(2)	10,730,790	96.8
Named Executive Officers and Directors
John M. Hanson(3)>[nc_ul]	50,253	*
Mary J. Kuhn(4)	54,578	*
Alberto R. Martinez(5)	131,799	1.2
John Perkins(6)	22,175	*
Stephen R. Petteway(7)	38,205	*
Lawrence D. Stern(8)	439,790	4.0
Stuart A. Auerbach(9)	—	*
Richard A. Charpie(10)	—	*
Paul N. Clark(11)	1,832	*
W. Brett Ingersoll(12)	—	*
James T. Lenehan(13)	56,197	*
Kenneth J. Martin(14)	1,832	*
Steven F. Mayer(15)	—	*
Ruedi E. Waeger(16)	22,935	*

All executive officers and directors as a group	819,596	7.4

All executive officers and directors as a group (excluding Alberto R. Martinez)	687,797	6.2

*
Less than one percent.

(1)
Cerberus-Plasma Holdings LLC owns a 74.3% equity interest in Talecris Holdings, LLC, which owns 1,000,000 shares of our series A preferred stock and 192,310 shares of our series B preferred stock, which, in the aggregate, will be converted into 10,730,790 shares of our common stock prior to the consummation of this offering. Cerberus-Plasma Holdings LLC, as the managing member of Talecris Holdings, LLC, exercises voting and investment authority over our securities held by Talecris Holdings, LLC. The managing member of Cerberus-Plasma Holdings LLC is Cerberus Partners, L.P., whose general partner is Cerberus Associates, L.L.C. (Cerberus Associates, L.L.C., and together with Cerberus Partners, L.P. and Cerberus Plasma Holdings LLC, the "Cerberus Entities"). Stephen Feinberg is the managing member of Cerberus Associates, L.L.C. and, as such, exercises sole voting and investment authority over our securities held by Talecris Holdings, LLC. Mr. Feinberg disclaims beneficial ownership of the shares of our securities held by Talecris Holdings, LLC, except to the extent of his pecuniary interest therein.

(2)
Ampersand, through its affiliated entities: (i) Ampersand 1999 Limited Partnership ("Fund 1"), (ii) Ampersand 1999 Companion Fund Limited Partnership ("Fund 2"), (iii) Ampersand 2001 Limited Partnership ("Fund 3"), (iv) Ampersand 2001 Companion Fund Limited Partnership ("Fund 4") and (v) Ampersand Plasma Holdings, L.L.C. ("Fund 5") (foregoing items (i) through (v) collectively referred to as the "Funds") owns a 25.7% equity interest in Talecris Holdings, LLC, which owns 1,000,000 shares of our series A preferred stock and 192,310 shares of our series B preferred stock, which, in the aggregate, will be converted into 10,730,790 shares of our common stock prior to the consummation of this offering. AMP-99 Management Company Limited Liability Company ("AMP-99 MC LLC") is the General Partner of Fund 1 and Fund 2, AMP-01 Management Company Limited

  Liability Company ("AMP-01 MC LLC") is the General Partner of Fund 3 and Fund 4, and Fund 2 is the Managing Member of Fund 5 (AMP-99 MC LLC, AMP-01 MC LLC and the Funds collectively referred to as the "Ampersand Entities"). Dr. Charpie, a member of our board of directors, is the Principal Managing Member of AMP-99 MC LLC and is the Principal Managing Member of AMP-01 MC LLC and he exercises voting and investment authority on behalf of the Ampersand Entities with respect to our securities that such entity may be deemed to beneficially own. Each of Dr. Charpie and the Ampersand Entities disclaims beneficial ownership of the shares of our common stock held by Talecris Holdings, LLC, except to the extent of his or its respective pecuniary interest therein.

(3)
Includes 31,632 options to purchase shares of our common stock at $11.11 per share, 6,590 options to purchase shares of our common stock at $88.00 per share, 8,479 shares of restricted stock and 3,552 shares of unrestricted stock.

(4)
Includes 39,540 options to purchase shares of our common stock at an exercise price of $11.11 per share, 10,598 shares of restricted stock and 4,440 shares of unrestricted stock.

(5)
Alberto R. Martinez served as one of our named executive officers for the year ended December 31, 2007. Effective February 2, 2008, Dr. Martinez's employment with our company terminated. Dr. Martinez's beneficial ownership includes 118,620 options to purchase shares of our common stock at $11.11 per share and 13,179 shares of unrestricted stock.

(6)
Includes 15,816 options to purchase shares of our common stock at $88.00 per share, 4,240 shares of restricted stock, and 2,119 shares of unrestricted stock.

(7)
Includes 27,678 options to purchase shares of our common stock at $11.11 per share, 7,419 shares of restricted stock, and 3,108 shares of unrestricted stock.

(8)
Includes 200,336 options to purchase shares of our common stock at $11.11 per share, 63,000 options to purchase shares of our common stock at $170 per share, 95,411 shares of restricted stock and 81,043 shares of unrestricted stock.

(9)
Includes           shares held indirectly by the Ampersand Entities, for which Mr. Aeurbach serves as              . Mr. Auerbach disclaims beneficial ownership of such shares.

(10)
Includes           shares held indirectly by the Ampersand Entities, for which Mr. Charpie serves as              . Mr. Charpie disclaims beneficial ownership of such shares.

(11)
Includes 1,072 options to purchase shares of our common stock at $88.00 per share and 760 shares of restricted stock.

(12)
Includes           shares held indirectly by Cerberus Capital Management, L.P., for which Mr. Ingersoll serves as              . Mr. Ingersoll disclaims beneficial ownership of such shares.

(13)
Includes 39,540 options to purchase shares of our common stock at $11.11 per share, 11,358 shares of restricted stock, and 5,299 shares of unrestricted stock.

(14)
Includes 1,072 options to purchase shares of our common stock at $88.00 per share and 760 shares of restricted stock.

(15)
Includes           shares held indirectly by Cerberus Capital Management, L.P. Mr. Mayer serves as managing director of an affiliate of Cerberus Capital Management, L.P. Mr. Mayer disclaims beneficial ownership of such shares. The address for Mr. Mayer is c/o Cerberus California, Inc., 11812 San Vincente Boulevard, Los Angeles, CA 90049.

(16)
Includes 15,816 options to purchase shares of our common stock at $11.11 per share, 5,000 shares of restricted stock, and 2,119 shares of unrestricted stock.

DESCRIPTION OF CERTAIN INDEBTEDNESS

        We were obligated under the following debt instruments at December 31, 2007 and March 31, 2008 (in thousands):

	December 31, 2007	March 31, 2008
First Lien Term Loan	$693,000	$691,250
Second Lien Term Loan	330,000	330,000
Wachovia Bank Revolver	113,037	101,934
Capital lease obligations	827	3,167

Total long-term debt and capital lease obligations	1,136,864	1,126,351
Less: Current maturities	(7,172)	(7,186)

Long-term debt and capital lease obligations, net of current maturities	$1,129,692	$1,119,165

Morgan Stanley First Lien Term Loan Credit Agreement

        On December 6, 2006, we entered into a seven year First Lien Term Loan Credit Agreement administered and arranged by Morgan Stanley Senior Funding, Inc. ("Morgan Stanley"). The initial aggregate term loan commitment under this facility is $700.0 million of which $691.3 million was outstanding at March 31, 2008.

        The terms of this facility require principal payments of $1.75 million quarterly with the balance due at maturity on December 6, 2013. We are required to make additional mandatory prepayments equal to 50% of the excess cash flow, as defined, within 95 days after each fiscal year end. There were no such prepayments due for fiscal 2007. In the event that our leverage ratio, as defined, falls below 3.50 to 1.00, our mandatory prepayments would be reduced to 25% of the excess cash flow. If our leverage ratio, as defined, falls below 2.25 to 1.00, we are not required to make mandatory prepayments under the terms of this agreement. Our leverage ratio was 4.26 to 1.00 for the three months ended March 31, 2008.

        Borrowings under this facility bear interest at a rate based upon either the Alternate Base Rate ("ABR") or the London Interbank Offered Rate ("LIBOR"), at our option, plus applicable margins. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50% or the Prime Rate. This First Lien Term Loan accrues interest at the ABR plus 2.25% or LIBOR plus 3.50%. The weighted average interest rate for the First Lien Term Loan during the three months ended March 31, 2008 was 7.55% and the interest rate in effect for the LIBOR and ABR borrowings were 6.57% and 7.50%, respectively, at March 31, 2008.

        The First Lien Term Loan Credit Agreement is secured by a Pledge and Security Agreement dated December 6, 2006 under which substantially all of our real estate, manufacturing equipment, accounts receivable, inventory, and stock are pledged as security.

        The agreement requires that we enter into interest rate protection agreements within 90 days of the effective date for at least 50% of the aggregate outstanding principal for a period of at least three years from the effective date. We entered into an interest derivative program during the first quarter of 2007. At March 31, 2008, we have an interest derivative program consisting of interest rate swaps and caps for an aggregate notional amount of $675.0 million with tranches maturing on various dates through February 2013.

        The First Lien Term Loan Credit Agreement contains default provisions, imposes restrictions on annual capital expenditures, and contains financial covenants which require us to maintain a maximum leverage ratio initially equal to 5.75 to 1.00 which decreases over the term and a minimum interest coverage ratio initially equal to 1.65 to 1.00 which increases over the term. For the three months ended

March 31, 2008, our leverage and interest coverage requirements were 5.50 to 1.00 and 1.76 to 1.00, respectively. The Credit Agreement defines certain terms in calculating covenant ratios, including Adjusted EBITDA and Indebtedness. Adjusted EBITDA, for these purposes, includes an add back for extraordinary losses, fees paid pursuant to the Management Agreement, one time costs directly related to controls or Sarbanes-Oxley Act of 2002 and certain other defined exclusions. Indebtedness includes outstanding term and revolver debt and capital lease obligations.

        In connection with the closing of this offering, we expect to enter into an amendment to the First Lien Term Loan Credit Agreement so that borrowings will accrue interest at the ABR plus             % or LIBOR            %.

Morgan Stanley Second Lien Term Loan Credit Agreement

        On December 6, 2006, we entered into an eight year Second Lien Term Loan Credit Agreement administered and arranged by Morgan Stanley. The initial aggregate term loan commitment under this facility is $330.0 million and is fully drawn at March 31, 2008.

        Outstanding principal under this facility is due and payable on the maturity date at December 6, 2014. Under the terms of the agreement, we are required to make additional mandatory principal prepayments equal to 50% of the excess cash flow, as defined, within 95 days after each fiscal year end. There were no such payments due for fiscal 2007. In the event that our leverage ratio, as defined, falls below 3.50 to 1.00, our mandatory prepayments would be reduced to 25% of the excess cash flow. If our leverage ratio, as defined, falls below 2.25 to 1.00, we are not required to make mandatory prepayments under the terms of this agreement. The additional mandatory principal prepayment associated with the Second Lien Term Loan is only required after termination of the Morgan Stanley First Lien Term Loan. Our leverage ratio was 4.26 to 1.00 for the three months ended March 31, 2008.

        Borrowings under this facility bear interest at a rate based upon either ABR or LIBOR, at our option, plus applicable margins. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50% or the Prime Rate. The Second Lien Term Loan accrues interest at the ABR plus 5.25% or LIBOR plus 6.50%. The weighted average interest rate for this Second Lien Term Loan during the three months ended March 31, 2008 was 10.59% and the interest rate in effect for the LIBOR borrowings was 9.57% at March 31, 2008.

        The Second Lien Term Loan Credit Agreement is secured by a Pledge and Security Agreement dated December 6, 2006 under which substantially all of our real estate, manufacturing equipment, accounts receivable, inventory, and stock are pledged as security.

        The agreement requires that we enter into interest rate protection agreements within 90 days of the effective date for at least 50% of the aggregate outstanding principal for a period of at least 3 years from the effective date. We entered into an interest derivative program during the first quarter of 2007. At March 31, 2008, we have an interest derivative program consisting of interest rate swaps and caps for an aggregate notional amount of $675.0 million with tranches maturing on various dates through February 2013.

        The Second Lien Term Loan Credit Agreement contains default provisions, imposes restrictions on annual capital expenditures, and contains financial covenants which require us to maintain a maximum leverage ratio initially equal to 7.20 to 1.00 which decreases over the term and a minimum interest coverage ratio initially equal to 1.40 to 1.00 which increases over the term. For the three months ended March 31, 2008, our leverage and interest coverage requirements were 6.58 to 1.00 and 1.51 to 1.00, respectively. The Credit Agreement defines certain terms in calculating covenant ratios, including Adjusted EBITDA and Indebtedness. Adjusted EBITDA, for these purposes, includes an add back for extraordinary losses, fees paid pursuant to the Management Agreement, one time costs directly related to controls or Sarbanes-Oxley Act of 2002 and certain other defined exclusions. Indebtedness includes outstanding term and revolver debt and capital lease obligations.

        We expect to repay all amounts borrowed under the Second Lien Term Loan Credit Agreement, plus a prepayment penalty, with the proceeds of this offering.

Wachovia Bank Revolving Credit Agreement

        On December 6, 2006 we entered into a five year asset-based credit agreement administered by Wachovia Bank N.A. ("Wachovia") and arranged by Morgan Stanley. The initial aggregate revolving commitment is $325.0 million. As of March 31, 2008, $101.9 million was drawn for revolving loans, $3.0 million was being utilized for letters of credit and $220.1 million was unused and available.

        Borrowings under this facility bear interest at a rate based upon either ABR or LIBOR, at our option, plus applicable margins based upon borrowing availability. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50% or the Prime Rate. Interest accrues on the revolving loan at the ABR plus 0.25 - 0.75% or LIBOR plus 1.50 - 2.00%. The weighted average interest rate on the revolving loan during the three months ended March 31, 2008 was 5.91%. The interest rates in effect for the revolving ABR borrowings was 5.75%, at March 31, 2008 and the interest rates in effect for the revolving LIBOR borrowings were from 4.36% to 4.61% at March 31, 2008.

        The revolving credit agreement is secured by a Pledge and Security Agreement dated December 6, 2006 under which substantially all of our real estate, manufacturing equipment, accounts receivable, inventory, and stock are pledged as security. The revolving credit agreement defines certain terms in calculating covenant ratios, including Adjusted EBITDA and Indebtedness. Adjusted EBITDA, for these purposes, includes an add back for extraordinary losses, fees paid pursuant to the Management Agreement, one time costs directly related to controls or Sarbanes-Oxley Act of 2002 and certain other defined exclusions. Indebtedness includes outstanding term and revolver debt and capital lease obligations.

        The revolving credit agreement contains default provisions, imposes restrictions on annual capital expenditures, and contains a financial covenant which requires us to maintain a minimum collateral availability of $32.5 million.

Interest Rate Swaps and Caps

        As part of our overall financial risk management policy and as required under the terms of our First and Second Lien Term Loans, we have entered into interest rate protection agreements consisting of interest rate swaps and caps which are intended to convert variable interest rates to fixed interest rates on a portion of our long-term debt portfolio.

        Our interest rate swaps and caps are designated as cash flow hedges, and as a result, the effective portion of the net gain or loss on the derivative instruments is reported as a component of other comprehensive income (loss) and reclassified to earnings in the same period or periods during which the hedged transaction affects earnings. The counterparty to our interest rate swap and cap agreements is Morgan Stanley Capital Services, Inc.

        We had five variable-to-fixed interest rate swap contracts with an aggregate notional principal amount of $500.0 million outstanding at March 31, 2008. Under the terms of the interest rate swap contracts, we make interest payments on the underlying debt based on LIBOR and receive interest payments based on fixed interest rates ranging from 5.16% to 5.22% over various swap terms. The effect of these swaps is to convert floating rates to fixed rates on a portion of our long-term debt portfolio. The interest rate swaps mature on various dates through February 2013.

        We had two interest rate cap contracts with an aggregate notional principal amount of $175.0 million outstanding at March 31, 2008. The interest rate caps at 6.00%, effectively placing an upper limit on the floating interest rate for a portion of our long-term debt portfolio. The interest rate caps mature on February 14, 2010.

        As a result of this equity offering, we intend to unwind these swaps and caps. If we were to unwind some or all of the interest rate swaps and caps, there would be an associated benefit or breakage cost based upon the three-month LIBOR curve at the time of breakage. At March 31, 2008, the breakage cost of unwinding the entire program would be $35.7 million. The breakage cost associated with unwinding our swaps and caps is significantly impacted by changes in applicable rates, such that our breakage cost increases in a falling interest rate environment and decreases in a rising interest rate environment. As a result of changes in the three-month LIBOR curve subsequent to March 31, 2008, the breakage cost associated with unwinding the entire program decreased to $17.8 million at June 30, 2008.

Covenant Compliance

        We believe that we are currently in compliance with all covenants or other requirements set forth in our credit facilities. Based on our current financial projections for 2008, excluding the impact of this offering, we anticipate that we could potentially breach the covenant governing our leverage in our credit facilities during 2008. Under the terms of the credit facilities, such a breach can, subject to certain limitations, be cured if we receive an equity contribution in a specified amount following such breach. We have obtained several, but not joint, commitment letters from affiliates of Cerberus and Ampersand to provide or cause to be provided such an equity contribution up to a maximum amount that we believe would be sufficient to cure any such breach through the quarter ending March 31, 2009. The commitment letters are intended solely for our benefit and the signatories thereto and do not confer any rights, legal or equitable, in any other person. Additionally, the credit facilities may not be amended, modified, or terminated, as defined, without the written consent of those affiliates of Cerberus and Ampersand. There is no assurance that these commitments would be sufficient to cover a potential breach of our financial covenants or that they will be renewed. These commitments shall expire upon the earliest occurrence of (i) our financial statement reporting date to the creditors as defined for the quarter ending June 30, 2009; (ii) consummation of an initial public offering generating a minimum of $250 million net proceeds for us to repay outstanding indebtedness as defined; or (iii) a change in control of the Company as defined.

Future Maturities

        A summary of the future maturities of our long-term debt at December 31, 2007 is included in the following table. The amounts presented exclude repayments of borrowings under the Wachovia Bank Revolver, capital leases and any potential additional mandatory prepayments under our Morgan Stanley First and Second Lien Term Loans, as the required payments under these facilities can not be reasonably estimated. Our future maturities were not materially different at March 31, 2008.

Year	Maturity Amount (in thousands)
2008	$7,000
2009	7,000
2010	7,000
2011	7,000
2012	7,000
Thereafter	988,000

Total	$1,023,000

DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws that will be in effect upon the closing of this offering. We have filed copies of these documents with the Securities and Exchange Commission as exhibits to our registration statement of which this prospectus forms a part. The description of the capital stock reflects changes to our capital structure that will occur upon the closing of this offering.

        Upon the closing of this offering, our authorized capital stock will consist of 400,000,000 shares of common stock, par value $0.01 per share, and 40,000,010 shares of preferred stock, par value $0.01 per share, all of which preferred stock will be undesignated.

        As of March 31, 2008 we had issued and outstanding:

  •
  473,829 shares of common stock;

  •
  1,000,000 shares of series A preferred stock that are convertible into 9,000,000 shares of common stock; and

  •
  192,310 shares of series B preferred stock that are convertible into 1,730,790 shares of common stock.

        As of March 31, 2008 we also had outstanding options to purchase 1,524,786 shares of common stock at a weighted average exercise price of $53.70 per share.

Common Stock

        Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a majority of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. There were 105 registered holders of our common stock as of March 31, 2008.

        In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

        Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

        The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

  Series A and Series B Preferred Stock

        We currently have outstanding 1,000,000 shares of series A preferred stock which are entitled to ten votes for each share of common stock into which they are convertible. The series A preferred stock earns cumulative dividends at a rate of 10% per annum, compounded quarterly based on a liquidation preference of $100.00 per share. In addition, we have 192,310 shares of series B preferred stock which are entitled to ten votes for each share of common stock into which they are convertible. The series B preferred stock earns cumulative dividends at a rate of 10% per annum, compounded quarterly based on a liquidation preference of $100.00 per share. We expect all of the outstanding shares of series A and series B preferred stock to be converted into shares of our common stock in conjunction with the consummation of this offering. We expect to use $16.0 million of the proceeds of this offering to pay earned and unpaid dividends on the series A preferred stock and $6.6 million of the proceeds of this offering to pay earned and unpaid dividends on the series B preferred stock.

Options

        As of March 31, 2008, options to purchase 1,524,786 shares of common stock at a weighted average exercise price of $53.70 per share were outstanding.

Anti-Takeover Effects of Delaware Law and our Corporate Charter Documents

        Delaware Law.    We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a "business combination" with any "interested stockholder" for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger or consolidation involving us and the "interested stockholder" and the sale of more than 10% of our assets. In general, an "interested stockholder" is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. The restrictions contained in Section 203 are not applicable to any of our existing stockholders that will own 15% or more of our outstanding voting stock upon the closing of this offering.

        Staggered Board.    Our certificate of incorporation and our bylaws allow for not less than three and not more than fifteen directors. In addition, our certificate of incorporation and our bylaws provide that upon such date that Talecris Holdings, LLC, its Affiliates, or any person who is an express assignee or designee of Talecris Holdings, LLC of its rights under our Certificate of Incorporation (and such assignee's or designee's Affiliates) ceases to own 50% of the outstanding shares of our common stock, directors may be removed only for cause and only by the affirmative vote of the holders of two-thirds of our outstanding shares of capital stock, unless approved by our board of directors. Under our certificate of incorporation and bylaws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, upon such date that Talecris Holdings, LLC, its Affiliates, or any person who is an express assignee or designee of Talecris Holdings, LLC of its rights under our Certificate of Incorporation (and such assignee's or designee's Affiliates) ceases to own 50% of the outstanding shares of our common stock, may be filled only by vote of a majority of our directors then in office (prior to such date any vacancy on the board of directors may be filled by Talecris Holdings LLC, its Affiliates, or any person who is an express designee or assignee of its rights under our Certificate of Incorporation. Furthermore, our certificate of incorporation provides that upon such date that Talecris Holdings, LLC, its Affiliates, or any person who is an express assignee or designee of Talecris Holdings, LLC of its rights under our Certificate of Incorporation (and such assignee's or designee's Affiliates) ceases to own 50% of the outstanding shares of our common stock, the authorized number of directors may be changed only by the affirmative vote of two-thirds of our outstanding shares of capital stock or by the resolution of our board of directors. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors, change the authorized number of directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

        Stockholder Action; Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations.    Our certificate of incorporation and our bylaws provide that upon such date that Talecris Holdings, LLC, its Affiliates, or any assignee or designee of Talecris Holdings, LLC, and such assignees or designee's Affiliates cease to own, in the aggregate, 30% of the outstanding shares of our common stock, any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting (prior to such time our certificate of incorporation and bylaws will allow for action to be taken by written consent). Our certificate of incorporation and our bylaws also provide that, upon such date that Talecris Holdings, LLC, its Affiliates, or any assignee or designee of Talecris Holdings, LLC, and such assignees or designee's Affiliates cease to own, in the aggregate, 30% of the outstanding shares of our common stock, except as otherwise required by law, special meetings of the stockholders can only be called by the Chairman, or at the written request of a majority of our board of directors. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

        Fair Price Provision.    Our certificate of incorporation contains what is known as a "fair price" provision. Such a measure provides that, unless a supermajority of our stockholders approve a merger or stock acquisition transaction, the acquiror in such a transaction is required to pay a certain set price for all shares that are acquired in the second stage of a two-stage transaction. Such second stage price is tied to the price in which shares are acquired by the acquiror in the first stage of the transaction. The fair price provision prevents discriminatory pricing in the second stage of a hostile takeover bid that could otherwise be used to pressure our stockholders to tender their shares in the first stage of such bid. The fair price provision could likely force a potential acquiror to negotiate with our board of directors and to offer more favorable terms to our stockholders in exchange for the removal of this provision from our certificate of incorporation. Because a fair price provision is likely to make an acquisition more expensive for a third party acquiror, it is likely to discourage third parties from attempting to acquire control of our company.

        Voting.    The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended or repealed by a majority vote of our board of directors or our stockholders at any respective regular or special meeting, provided notice of such action must be included in the notice of a special meeting; except for any amendment or repeal of a bylaw provision requiring a super majority vote of the stockholders to take action under such provision, after such date that Talecris Holdings, LLC, its Affiliates, or any assignee or designee of Talecris Holdings, LLC, and such assignees or designee's Affiliates cease to own, in the aggregate, 30% of the outstanding shares of our common stock, which amendment or repeal also requires a super majority vote of the stockholders.

Registration Rights

        Upon the closing of this offering, Talecris Holdings, LLC, the holder of                        shares of our common stock, will have the right to require us to register these shares under the Securities Act under specified circumstances.

        Demand and Form S-3 Registration Rights.    Beginning twelve months after the closing of this offering, Talecris Holdings LLC, subject to specified limitations, may require that we register all or part of its shares of our common stock for sale under the Securities Act on an unlimited number of occasions. In addition, Talecris Holdings, LLC may from time to time make demand for registrations on Form S-3, a short form registration statement, when we are eligible to use this form.

        Incidental Registration Rights.    If we register any of our common stock, either for our own account or for the account of other securityholders, Talecris Holdings, LLC is entitled to notice of the registration and to include its shares of common stock in the registration.

        Limitations and Expenses.    Other than in a demand registration, with specified exceptions, Talecris Holdings, LLC's right to include shares in a registration is subject to the right of the underwriters to limit the number of shares included in the offering. All fees, costs and expenses of any demand registrations and any registrations on Form S-3 will be paid by us, and all selling expenses, including underwriting discounts and commissions, will be paid by the holders of the securities being registered.

        The above-described registration rights were granted to Talecris Holdings, LLC in connection with our formation transaction and carve-out from Bayer. Talecris Holdings, LLC is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings, LLC are held by Cerberus-Plasma Holdings LLC. For further information concerning the registration rights granted to these individual stockholders, please see "Certain Relationships and Related Person Transactions—Stockholders Agreement."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company.

Nasdaq Global Market

        We have applied to have our common stock approved for quotation on The Nasdaq Global Market under the symbol "TLCR."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options or in the public market after this offering, or the anticipation of those sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

        Upon the closing of this offering, we will have outstanding                        shares of common stock, after giving effect to the issuance of                        shares of common stock in this offering and the conversion of outstanding shares of our preferred stock into an aggregate of                        shares of our common stock and assuming no exercise of the underwriters' option to purchase additional shares and no exercise of            options outstanding as of March 31, 2008.

        Of the shares to be outstanding immediately after the closing of this offering, the                        shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining                        shares of common stock are "restricted securities" under Rule 144. Substantially all of these restricted securities will be subject to the 180-day lock-up period described below.

        After the 180-day lock-up period, these restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which exemptions are summarized below.

        Rule 144.    In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell those shares under Rule 144. For sellers who are our affiliates, sales within any three-month period a number of shares may not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately                        shares immediately after this offering, and

  •
  the average weekly trading volume in our common stock on The Nasdaq Global Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

        Sales by affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Upon expiration of the 180-day lock-up period described below and this six-month holding period            shares of our common stock will be eligible for sale under Rule 144 by our affiliates, subject to the above restrictions.

        A person may sell shares of common stock acquired from us without regard to manner of sale, the availability of public information about us or volume limitations, if:

  •
  the person is not our affiliate and has not been our affiliate at any time during the three months preceding the sale; and

  •
  the person has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates.

        Upon the expiration of the 180-day lock-up period described below, and this six-month holding period approximately                        shares of common stock will be eligible for sale by non-affiliates under Rule 144.

        We cannot estimate the number of shares of common stock that our existing stockholders will elect to sell under Rule 144.

        Rule 701.    In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with the various restrictions, including the holding period, contained in Rule 144. Subject to the 180-day lock-up period described below, approximately                        shares of our common stock will be eligible for sale in accordance with Rule 701.

        Lock-up Agreements.    We expect that the holders of substantially all of our currently outstanding capital stock will agree that, without the prior written consent of                        , they will not, during the period ending 180 days after the date of this prospectus, subject to exceptions specified in the lock-up agreements, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable for or exercisable for our common stock, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable for our common stock. Further, these holders have agreed that, during this period, they will not make any demand for, or exercise any right with respect to, the registration of our common stock or warrants or other rights to purchase the common stock.

        Registration Rights.    Upon the closing of this offering, the holders of an aggregate of                        shares of our common stock, including shares of common stock issuable upon conversion of our Series A and B convertible preferred stock, will have the right to require us to register these shares under the Securities Act under specified circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. Please see "Description of Capital Stock—Registration Rights" for additional information regarding these registration rights.

        Stock Options.    As of March 31, 2008, we had outstanding options to purchase 1,524,786 shares of common stock, of which options to purchase 553,360 shares were vested. Following this offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding options and options and other awards issuable pursuant to our                        stock option plan, our                        equity plan and our                        employee stock purchase plan. Please see "Management—Executive Compensation—Stock Option and Other Compensation Plans" for additional information regarding these plans. Accordingly, shares of our common stock registered under the registration statements will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

UNDERWRITERS

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares of common stock indicated in the table below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.

Total

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' option described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $            per share under the public offering price. No underwriter may allow, and no dealer may re-allow, any concession to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

        We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of             and            additional shares, respectively, of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option if they sell more shares than the total number of shares set forth in the table above. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option to purchase additional shares is exercised in full, the total price to the public of all the shares of common stock sold would be $                              , the total underwriters' discounts and commissions paid by us and the selling stockholders would be $                              and $                  , respectively and the total proceeds to us and the selling stockholders would be $                  and $                  , respectively.

        The following table shows the per share and total underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our common stock.

	Paid by Us		Paid by Selling Stockholders		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$	$	$	$	$	$
Total	$	$	$	$	$	$

        In addition, we estimate that the expenses of this offering payable by us, other than underwriting discounts and commissions, will be approximately $                  million, which includes legal, accounting and printing costs and various other fees associated with registration and listing of our common stock.

        The underwriters have informed us that they do not intend to confirm sales to accounts over which they exercise discretionary authority without the prior written approval of the customer in excess of 5% of the total number of shares offered by them.

        We, all of our directors and executive officers and holders of substantially all of our outstanding stock have agreed that, without the prior written consent of                        on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for our common stock;

  •
  file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of                        on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

        The 180-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event relating to our company occurs; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        These restrictions do not apply to:

  •
  the sale of shares to the underwriters;

  •
  the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

  •
  the grant of options or the issuance of shares of common stock by us pursuant to our equity plans described in this prospectus, provided that the recipient of the options or shares agrees to be subject to the restrictions described above;

  •
  transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the closing of the offering of the shares;

  •
  transfers by any person other than us of shares of common stock or other securities as a bona fide gift; or

  •
  distributions other than by us of shares of common stock or other securities to limited partners or stockholders;

provided that in the case of each of the last three transactions, no filing under Section 16(a) of the Exchange Act is required or is voluntarily made in connection with the transaction, and in the case of each of the last two transactions, each donee or distributee agrees to be subject to the restrictions on transfer described above.

        In order to facilitate this offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under their option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or by purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        We have applied for quotation of our common stock on the Nasdaq Global Market under the symbol "TLCR".

        We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Directed Share Program

        At our request, the underwriters will reserve for sale, at the initial public offering price, up to            shares offered by this prospectus to directors, officers, employees and other individuals associated with us through a directed share program. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. The lock-up period will be extended if, during the last 17 days of the lock-up period we issue a release about earnings or material news or events relating to us occurs; or, prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event. The number of shares of our common stock available for sale to the general public in the offering will be reduced to the extent these persons purchase these reserved shares. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. We and the selling stockholders have agreed to indemnify            against certain liabilities in connection with the directed share program, including liability for the failure of any participant to pay for its shares.

Pricing of the Offering

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and other financial operating information in recent periods; and the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, and one or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that make Internet distributions on the same basis as other allocations.

        Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company and the selling stockholders and their respective affiliates, for which they received or will receive customary fees and expenses.

Stamp Taxes

        If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, with effect from and including the date on which the Prospectus Directive is implemented in that Member State, an offer of shares of our common stock may not be made to the public in that Member State, except that, with effect from and including such date, an offer of shares of our common stock may be made to the public in that Member State:

  •
  at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

  •
  at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  •
  to fewer than 100 natural legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives of any such offer; or

  •
  at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of the above, the expression an "offer of shares to the public" in relation to any shares of our common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

        Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of shares of our common stock in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares of our common stock in, from or otherwise involving the United Kingdom.

Hong Kong

        The shares of our common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 by a relevant person which is:

  •
  a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

        The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

VALIDITY OF COMMON STOCK

        The validity of the common stock we are offering will be passed upon by Reed Smith LLP, New York, New York for the company and Sullivan & Cromwell LLP, New York, New York for the underwriters. Sullivan & Cromwell LLP has performed legal services for us in the past.

EXPERTS

        The financial statements of Talecris Biotherapeutics Holdings Corp. as of December 31, 2007 and 2006, for the period March 31, 2005 (inception) to December 31, 2005, and for the years ended December 31, 2007 and 2006, and the financial statements of Bayer Plasma Products Business Group for the three months ended March 31, 2005, included in this prospectus, have been so included in reliance upon the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract or any other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract or other documents filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

        You may read and copy the registration statement of which this prospectus is a part at the Securities and Exchange Commission's public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of the registration statement by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the operation of the Securities and Exchange Commission's public reference room. In addition, the Securities and Exchange Commission maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Securities and Exchange Commission. You may access the registration statement of which this prospectus is a part at the Securities and Exchange Commission's Internet website. Upon closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the Securities and Exchange Commission.

        This prospectus includes statistical data that were obtained from industry publications. These industry publications generally indicate that the authors of these publications have obtained information from sources believed to be reliable but do not guarantee the accuracy and completeness of their information. While we believe these industry publications to be reliable, we have not independently verified their data.

Index to Financial Statements

Talecris Biotherapeutics Holdings Corp.

Page
Talecris Biotherapeutics Holdings Corp.
Unaudited Interim Consolidated Financial Statements:
Consolidated Balance Sheets as of March 31, 2008 and December 31, 2007	F-2
Consolidated Income Statements for the Three Months Ended March 31, 2008 and 2007	F-3
Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2008 and 2007	F-4
Notes to Consolidated Financial Statements	F-5
Audited Consolidated (Successor) Combined (Predecessor) Financial Statements:
Reports of Independent Registered Public Accounting Firm	F-21
Consolidated Balance Sheets as of December 31, 2007 (Successor) and 2006 (Successor)	F-23
Consolidated Income Statements for the Years Ended December 31, 2007 (Successor) and 2006 (Successor) and the Period March 31, 2005 (inception) through December 31, 2005 (Successor), and Combined Loss Statement for the Three Months Ended March 31, 2005 (Predecessor)	F-24
Consolidated Statements of Cash Flows for the Years Ended December 31, 2007 (Successor) and 2006 (Successor) and the Period March 31, 2005 (inception) through December 31, 2005 (Successor), and Combined Statement of Cash Flows for the Three Months Ended March 31, 2005 (Predecessor)	F-25
Consolidated Statements of Stockholders' Equity (Deficit) for the Years Ended December 31, 2007 (Successor) and 2006 (Successor) and the Period March 31, 2005 (inception) through December 31, 2005 (Successor), and Combined Statement of Changes in Parent's Net Investment for the Three Months Ended March 31, 2005 (Predecessor)	F-26
Notes to Financial Statements	F-27

Talecris Biotherapeutics Holdings Corp.
Consolidated Balance Sheets
(in thousands, except share amounts)
(Unaudited)

	December 31, 2007	March 31, 2008	Pro forma March 31, 2008 (Note 2)
Assets
Current assets:
Cash and cash equivalents	$73,467	$50,163
Accounts receivable, net of allowances of $2,631 and $2,471, respectively	122,248	117,481
Inventories	485,846	522,165
Deferred income taxes	62,692	56,936
Prepaid expenses and other	27,419	33,503

Total current assets	771,672	780,248
Property, plant, and equipment, net	144,675	158,076
Investment in affiliate	1,293	1,380
Intangible assets, net	6,733	6,618
Goodwill	124,157	124,157
Deferred income taxes	41,760	42,393
Other	52,032	49,947

Total assets	$1,142,322	$1,162,819

Liabilities, Obligation Under Common Stock Put/Call Option, Redeemable Preferred Stock, and Stockholders' Deficit
Current liabilities:
Accounts payable	$38,309	$69,019
Accrued expenses and other liabilities	170,075	171,635
Deferred margin	799	1,105
Current portion of long-term debt and capital lease obligations	7,172	7,186

Total current liabilities	216,355	248,945
Long-term debt and capital lease obligations	1,129,692	1,119,165
Other	31,109	44,707

Total liabilities	1,377,156	1,412,817
Commitments and contingencies
Obligation under common stock put/call option	45,388	26,827	$—
Redeemable series A and B preferred stock; $0.01 par value, 10,000,010 shares authorized; 1,192,310 shares issued and outstanding	110,535	110,535	—
Stockholders' deficit:
Common stock, $0.01 par value; 100,000,000 shares authorized; 664,654 and 473,829 shares issued and outstanding, respectively, and 11,204,619 shares on a pro forma basis	—	2	114
Additional paid-in capital	27,010	53,695	190,945
Treasury stock; shares at cost; 0 shares and 156,455 shares, respectively	—	(20,768)	(20,768)
Accumulated deficit	(406,132)	(396,567)	(396,567)
Accumulated other comprehensive income (loss), net of tax	(11,635)	(23,722)	(23,722)

Total stockholders' deficit	(390,757)	(387,360)	$(249,998)

Total liabilities, obligation under common stock put/call option, redeemable preferred stock, and stockholders' deficit	$1,142,322	$1,162,819

The accompanying Notes to Unaudited Consolidated Financial Statements are an integral part of these unaudited consolidated financial statements.

Talecris Biotherapeutics Holdings Corp.
Consolidated Income Statements
(in thousands, except per share amounts)
(Unaudited)

	Three Months Ended March 31,
	2008	2007
Net revenue:
Product net revenue	$296,669	$296,894
Other	8,534	5,545

Total net revenue	305,203	302,439
Cost of goods sold	206,720	181,793

Gross profit	98,483	120,646
Operating expenses:
Selling, general, and administrative	44,504	42,638
Research and development	13,103	13,876

Total operating expenses	57,607	56,514

Income from operations	40,876	64,132
Other income (expense):
Equity in earnings of affiliate	87	171
Litigation settlement	90	—
Interest expense, net	(24,763)	(27,952)

Total other expense, net	(24,586)	(27,781)

Income before income taxes	16,290	36,351
Provision for income taxes	(6,725)	(2,055)

Net income	9,565	34,296
Less dividends to preferred stockholders and other non-common stockholders' charges	(3,758)	(3,133)

Net income available to common stockholders	$5,807	$31,163

Net income per common share:
Basic	$26.80	$392.87

Diluted	$0.83	$3.00

Pro forma income per common share:
Basic	$0.85

Diluted	$0.83

The accompanying Notes to Unaudited Consolidated Financial Statements are an integral part of these unaudited consolidated financial statements.

Talecris Biotherapeutics Holdings Corp.
Consolidated Statements of Cash Flows
(in thousands)
(Unaudited)

	Three Months Ended March 31,
	2008	2007
Cash flows from operating activities:
Net income	$9,565	$34,296
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,767	1,965
Amortization of deferred loan fees	941	943
Change in allowance for doubtful accounts receivable	154	(567)
Share-based compensation expense	7,897	2,863
Amortization of deferred compensation	1,583	1,492
Equity in earnings of affiliate	(87)	(171)
Asset impairment write-off	57	—
Decrease (increase) in deferred income taxes	5,123	(7,910)
Gain on sale of property, plant, and equipment, net of disposal costs	—	(320)
Changes in assets and liabilities, excluding the effects of business acquisitions:
Decrease (increase) in accounts receivable	4,604	(5,657)
(Increase) decrease in inventories	(36,037)	22,822
Increase in prepaid expenses and other assets	(4,988)	(506)
Increase (decrease) in accounts payable	30,710	(6,904)
Increase (decrease) in accrued expenses and other liabilities	2,983	(39,538)
Increase in deferred margin	306	4,352

Net cash provided by operating activities	26,578	7,160
Cash flows from investing activities:
Purchase of property, plant, and equipment	(14,721)	(11,073)
Financing arrangements with third party suppliers, net of repayments	(1,588)	—
Net proceeds from disposals of property, plant, and equipment	—	320
Acquisition of plasma collection centers from IBR, net of cash acquired	—	(101)

Net cash used in investing activities	(16,309)	(10,854)
Cash flows from financing activities:
Repayments of borrowings under term loans	(1,750)	(1,750)
Borrowings under revolving loans	329,789	348,024
Repayments of borrowings under revolving loans	(340,892)	(326,388)
Repurchases of common stock	(20,768)	—
Repayment of capital lease obligations	(10)	—
Financing transaction costs	—	(217)

Net cash (used in) provided by financing activities	(33,631)	19,669
Effect of exchange rate changes on cash and cash equivalents	58	448

Net (decrease) increase in cash and cash equivalents	(23,304)	16,423
Cash and cash equivalents at beginning of period	73,467	11,042

Cash and cash equivalents at end of period	$50,163	$27,465

The accompanying Notes to Unaudited Consolidated Financial Statements are an integral part of these unaudited consolidated financial statements.

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements

1.    Description of Business

        We are a biopharmaceutical company that researches, develops, manufactures, markets, and sells protein-based therapies that extend and enhance the lives of individuals who suffer from life-threatening diseases. Our products are derived from human plasma, the liquid component of blood, which is sourced from our plasma collection centers or purchased from third parties, primarily located in the United States. Plasma contains many therapeutic proteins, which we extract through a process known as fractionation at our Clayton, North Carolina and/or Melville, New York facilities. The fractionated intermediates are then purified, formulated into final bulk, and aseptically filled into vials for distribution.

        The majority of our sales are concentrated in two key therapeutic areas of the plasma business: Immunology, through our intravenous immune globulin (IGIV) product for the treatment of primary immune deficiency and autoimmune diseases, and Pulmonology, through our alpha-1 proteinase inhibitor (A1PI) product for the treatment of alpha-1 antitrypsin deficiency- related emphysema. These therapeutic areas are served by our branded products, Gamunex brand IGIV and Prolastin brand A1PI, respectively. Sales of Gamunex and Prolastin together comprised 71.5% and 75.8% of our net revenue for the three months ended March 31, 2008 and 2007, respectively. We also have a line of hyperimmune therapies that provide treatment for tetanus, rabies, hepatitis B, and Rh factor control during pregnancy and at birth. In addition, we provide plasma-derived therapies for critical care, including the treatment of hemophilia, an anti-coagulation factor (Thrombate III antithrombin III), as well as albumin to expand blood volume. Although we sell our products worldwide, the majority of our sales are concentrated in the United States and Canada.

2.    Summary of Significant Accounting Policies

        Throughout the unaudited consolidated financial statements, references to "Talecris Biotherapeutics Holdings Corp.," "Talecris," "the Company," "we," "us," and "our" are references to Talecris Biotherapeutics Holdings Corp. and its wholly-owned subsidiaries.

        All tabular disclosures of dollar amounts are presented in thousands. All share and per share amounts are presented at their actual amounts.

  Interim Financial Statements

        We have prepared the accompanying unaudited interim consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). In our opinion, the accompanying unaudited interim consolidated financial statements have been prepared on the same basis as our annual audited consolidated financial statements and contain all material adjustments (consisting of normal recurring accruals and adjustments) necessary to present fairly our financial condition, results of operations, and cash flows for the periods presented. The Consolidated Balance Sheet that we have presented as of December 31, 2007 has been derived from the audited consolidated financial statements on that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

  Significant Accounting Policies

        A detailed description of our significant accounting policies is presented in our annual audited consolidated financial statements and footnotes included elsewhere in this prospectus. Our significant accounting policies, estimates, and assumptions have not changed materially since that date.

  Pro Forma Statement of Stockholders' Deficit

        Upon the consummation of the initial public offering contemplated herein, all of the outstanding shares of redeemable convertible preferred stock are convertible into common stock at the option of the holder. The March 31, 2008 unaudited pro forma balance sheet data has been prepared assuming the conversion of the redeemable convertible preferred stock outstanding into 10,730,790 shares of common stock and the reclassification of redeemable convertible preferred stock to permanent equity in stockholders' deficit and the automatic cancellation of the embedded put feature on issued and outstanding common stock. The derivation of the shares outstanding in the pro forma balance sheet excludes 1,524,786 shares of common stock issuable upon exercise of stock options outstanding at March 31, 2008 and an aggregate of 521,510 shares of common stock reserved for future issuance under our 2005 Stock Option and Incentive Plan, as amended, and our 2006 Restricted Stock Plan at March 31, 2008.

  Recent Accounting Pronouncements Applicable to our Company

        In May 2008, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 162, "The Hierarchy of Generally Accepted Accounting Principles." SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements for non-governmental entities that are presented in conformity with accounting principles generally accepted in the United States of America. SFAS No. 162 will be effective 60 days after the Securities and Exchange Commission approves the Public Company Accounting Oversight Board's amendments to AU Section 411. We do not anticipate that the adoption of SFAS No. 162 will have an impact on our consolidated financial statements.

        In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133." SFAS No. 161 requires enhanced disclosures regarding an entity's derivative and hedging activities. These enhanced disclosures include information regarding how and why an entity uses derivative instruments; how derivative instruments and related hedge items are accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its related interpretations; and how derivative instruments and related hedge items affect an entity's financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We are currently evaluating the requirements of SFAS No. 161 and have not yet determined the impact of SFAS No. 161 on our consolidated financial statements.

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations." This new standard represents the outcome of the FASB's joint project with the International Accounting Standards Board and is intended to improve, simplify, and converge internationally the accounting for business combinations in consolidated financial statements.

        SFAS No. 141R replaces SFAS No. 141, however, it retains the fundamental requirements of the former standard that the acquisition method of accounting (previously referred to as the purchase method) be used for all business combinations and for an acquirer to be identified for each business. SFAS No. 141R defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS No. 141R requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We are currently evaluating the requirements of SFAS No. 141R. We do not believe that SFAS No. 141R will have a material impact on our consolidated financial statements.

        In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51," which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. SFAS No. 160 will not have a material impact on our consolidated financial statements based on our current ownership interests.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," providing enhanced guidance on the use of fair value to measure assets and liabilities. SFAS No. 157 also provides for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard does not expand the use of fair value, but applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We adopted SFAS No. 157 on January 1, 2008. The adoption of SFAS No. 157 had no impact on our consolidated financial statements.

        In February 2008, the FASB issued FASB Staff Position No. 157-2, "Effective Date of FASB Statement No. 157" (FSP No. 157-2), to partially defer SFAS No. 157. FSP No. 157-2 defers the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008. We are currently evaluating the impact of adopting the provisions of FSP No. 157-2.

3.    Earnings per Share

        The following table illustrates the calculation of our basic earnings per common share outstanding for the periods presented:

	Three Months Ended March 31,
	2008	2007
Net income	$9,565	$34,296
Less:
Series A convertible preferred stock undeclared dividends	(2,828)	(2,562)
Series B convertible preferred stock undeclared dividends	(632)	(571)
Accretion of common stock put option	(298)	—

Net income available to common stockholders	$5,807	$31,163

Weighted average common shares outstanding	216,689	45,000
Plus contingently issuable shares	—	34,321

Basic common shares outstanding	216,689	79,321

Basic net income per common share	$26.80	$392.87

Pro forma basic income per common share:
Numerator:
Net income	$9,565

Denominator:
Shares used above	216,689
Pro forma adjustments to reflect assumed weighted average effect of conversion of preferred stock	10,730,790

Denominator for pro forma basic income per common share	10,947,479

Pro forma basic income per common share	$0.85

        The following table illustrates the calculation of our diluted earnings per common share outstanding for the periods presented:

	Three Months Ended March 31,
	2008	2007
Net income	$9,565	$34,296
Less accretion of common stock put option	(298)	—

Net income available to common stockholders and assumed conversions	$9,267	$34,296

Weighted average common shares outstanding	216,689	45,000
Plus incremental shares from assumed conversions:
Series A preferred stock	9,000,000	9,000,000
Series B preferred stock	1,730,790	1,730,790
Stock options and restricted shares	263,874	619,238
Contingently issuable shares	—	34,321

Dilutive potential common shares	11,211,353	11,429,349

Diluted net income per common share	$0.83	$3.00

Pro forma diluted income per common share:
Numerator:
Net income available to common stockholders and assumed conversions	$9,267

Denominator:
Shares used above	11,211,353

Pro forma diluted income per common share	$0.83

4.    Inventories

        Inventories consisted of the following:

	December 31, 2007	March 31, 2008
Raw material	$137,117	$126,380
Work-in-process	206,706	251,055
Finished goods	142,023	144,730

Total inventories	$485,846	$522,165

        Our raw material inventories include unlicensed plasma and related testing costs of $15.6 million and $26.4 million at March 31, 2008 and December 31, 2007, respectively, which we believe are realizable.

5.    Credit Agreements, Long-Term Debt, and Capital Lease Obligations

  Credit Agreements, Long-Term Debt, and Capital Lease Obligations

        We were obligated under the following debt instruments:

	December 31, 2007	March 31, 2008
First Lien Term Loan	$693,000	$691,250
Second Lien Term Loan	330,000	330,000
Revolver	113,037	101,934
Capital lease obligations	827	3,167

Total debt and capital lease obligations	1,136,864	1,126,351
Less: Current maturities	(7,172)	(7,186)

Long-term debt and capital lease obligations, net of current maturities	$1,129,692	$1,119,165

  Interest Rate Swaps and Caps

        As part of our overall financial risk management policy and as required under the terms of our First and Second Lien Term Loans, we have entered into interest rate protection agreements consisting of interest rate swaps and caps which are intended to convert variable interest rates to fixed interest rates on a portion of our long-term debt portfolio.

        Our interest rate swaps and caps are designated as cash flow hedges, and as a result, the effective portion of the net gain or loss on the derivative instruments is reported as a component of other comprehensive income (loss) and reclassified to earnings in the same period or periods during which the hedged transaction affects earnings. The counterparty to our interest rate swap and cap agreements is Morgan Stanley Capital Services, Inc.

        We had five variable-to-fixed interest rate swap contracts with an aggregate notional principal amount of $500.0 million outstanding at March 31, 2008. Under the terms of the interest rate swap contracts, we make interest payments on the underlying debt based on LIBOR and receive interest payments based on fixed interest rates ranging from 5.16% to 5.22% over various swap terms. The effect of these swaps is to convert floating rates to fixed rates on a portion of our long-term debt portfolio. The interest rate swaps mature on various dates through February 2013.

        We had two interest rate cap contracts with an aggregate notional principal amount of $175.0 million outstanding at March 31, 2008. The interest rate caps at 6.00%, effectively placing an upper limit on the floating interest rate for a portion of our long-term debt portfolio. The interest rate caps mature on February 14, 2010.

        If we were to unwind some or all of the interest rate swaps and caps, there would be an associated benefit or breakage cost based upon the three-month LIBOR curve at the time of breakage. At March 31, 2008, the breakage cost of unwinding the entire program would be $35.7 million. The breakage cost associated with unwinding our swaps and caps is significantly impacted by changes in applicable rates, such that our breakage cost increases in a falling interest rate environment and decreases in a rising interest rate environment. As a result of changes in the three-month LIBOR curve subsequent to March 31, 2008, the breakage cost associated with unwinding the entire program decreased to $17.8 million at June 30, 2008.

Covenant Compliance

        We believe that we are currently in compliance with all covenants or other requirements set forth in our credit facilities. Based on our current financial projections for 2008, excluding the impact of this offering, we anticipate that we could potentially breach one of the financial covenants in our credit facilities in 2008 or potentially the first half of 2009. Under the terms of the credit facilities, such a breach can, subject to certain limitations, be cured if we receive an equity contribution in a specified amount following such breach. We have obtained several, but not joint, commitment letters from affiliates of Cerberus and Ampersand to provide or cause to be provided such an equity contribution up to a maximum amount that we believe would be sufficient to cure any such breach through the quarter ending March 31, 2009. The commitment letters are intended solely for our benefit and the signatories thereto and do not confer any rights, legal or equitable, in any other person. Additionally, the credit facilities may not be amended, modified, or terminated, as defined, without the written consent of those affiliates of Cerberus and Ampersand. There is no assurance that these commitments would be sufficient to cover a potential breach of our financial covenants or that they will be renewed. These commitments shall expire upon the earliest occurrence of (i) our financial statement reporting date to the creditors as defined for the quarter ending June 30, 2009; (ii) consummation of an initial public offering generating a minimum of $250 million net proceeds for us to repay outstanding indebtedness as defined; or (iii) a change in control of the Company as defined.

6.    Comprehensive Income

        SFAS No. 130, "Reporting Comprehensive Income," established standards for the reporting and presentation of comprehensive income and its components in the financial statements. Comprehensive income includes net income as currently reported under U.S. GAAP and other comprehensive income. Other comprehensive income considers the effect of additional economic events that are not required to be recorded in determining net income, but rather are reported as a separate component of stockholders' deficit. The following table illustrates the components of our comprehensive income:

	Three Months Ended March 31,
	2008	2007
Net income	$9,565	$34,296
Foreign currency translation adjustments, net of tax	88	454
Net unrealized loss on derivative financial instruments, net of tax	(12,175)	(5,378)

Total comprehensive (loss) income	$(2,522)	$29,372

7.    Income Taxes

        Income tax expense includes United States federal, state and local, and foreign income taxes, and is based on reported pre-tax income. Our effective income tax rate was 41.3% and 5.7% for the three months ended March 31, 2008 and 2007, respectively. Our effective income tax rates were substantially different than the U.S. federal statutory income tax rate of 35% during each period due to the items discussed in the following paragraph.

        For the three months ended March 31, 2008, our effective income tax rate is higher than the U.S. statutory federal income tax rate primarily due to state tax expense net of federal benefit. For the three months ended March 31, 2007, our effective income tax rate is lower than the U.S. statutory federal income tax rate primarily due to the realization of a portion of our deferred tax assets that were subject to the previously recognized valuation allowance.

        We have not provided for U.S. federal income and foreign withholding taxes on our non-U.S. subsidiaries' undistributed earnings of approximately $1.2 million as of March 31, 2008 in accordance with Accounting Principles Board (APB) Opinion No. 23 "Accounting for Income Taxes—Special Areas," as such earnings are intended to be reinvested outside of the United States indefinitely. It is not practical to estimate the amount of tax that might be payable if some or all of such earnings were to be remitted, and foreign tax credits would be available to reduce or eliminate the resulting U.S. income tax liability.

8.    Related Party Transactions

        We consider Cerberus and Ampersand to be related parties during the periods presented due to their preferred equity ownership in us. We are a majority owned subsidiary of Talecris Holdings, LLC. Talecris Holdings, LLC is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings, LLC are held by Cerberus-Plasma Holdings LLC. We have a Management Agreement, as amended, with Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures. Additional information regarding the Management Agreement is included in Note 9, "Commitments and Contingencies."

        We have an equity investment in Centric Health Resources, Inc. (Centric); therefore, we consider Centric to be a related party during the periods presented. Centric provides assistance in the management of our Prolastin Direct and Gamunex Direct programs. In this capacity, Centric provides warehousing, order fulfillment, distribution, home infusion, and customer relationship services for us primarily related to our U.S. sales of Prolastin. We provide Centric with a fee for each unit of product provided to patients which escalates with volume.

        The following table summarizes our related party transactions for three months ended March 31, 2008 and 2007 and our related party accounts payable balances at March 31, 2008 and December 31, 2007:

Related Party	Activity/ Transaction	Expenses
Three months ended March 31, 2008
Centric	Product distribution and other services	$4,007
Cerberus/Ampersand	Management fees	$1,526
Cerberus	Operational support	$796
Three months ended March 31, 2007
Centric	Product distribution and other services	$3,328
Cerberus/Ampersand	Management fees	$1,512
Cerberus	Operational support	$146
		(Payable)
Related Party	Activity/ Transaction	December 31, 2007	March 31, 2008
Centric	Product distribution and other services	$(1,374)	$(1,508)
Cerberus/Ampersand	Management fees	$(1,582)	$(3,108)
Cerberus	Operational support	$(509)	$(1,305)

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements (Continued)

9.    Commitments and Contingencies

        We have included additional information regarding our commitments and contingencies in the footnotes to our annual audited consolidated financial statements included elsewhere in this prospectus. Our commitments and contingencies have not changed materially since December 31, 2007, except as indicated below.

Financing Arrangements with Third Party Plasma Suppliers

        Under the terms of our three year Amended and Restated Plasma Sale/Purchase Agreement with Plasma Centers of America, LLC, we have provided financing of $3.1 million for the development of a number of plasma collection centers (Talecris Designated Centers). We have no remaining financing commitments at June 30, 2008. We have the obligation to purchase, for a sum determined by a formula set forth in the agreement, those Talecris Designated Centers that achieve FDA licensure and meet certain other quality and operational criteria within 18 months of opening and the option to purchase, based on the same formula, those centers that at the 18-month deadline, meet those same criteria, except for FDA licensure.

        On June 9, 2007, we entered into a Plasma Supply Agreement and on December 3, 2007, we entered into an Amended and Restated Plasma Supply Agreement with IBR, under which we have committed to finance the development of up to fifteen plasma collection centers, which will be used to source plasma for us. We have the option to purchase such centers under certain conditions. Under the terms of the agreement, we have committed to providing IBR with up to $11.3 million in financing for the development of such centers, for which we have provided $10.5 million of financing as of June 30, 2008. Further, IBR has agreed to build out to our specifications and at locations we approve six plasma collection centers that we will staff and open, for which the assets of one plasma collection center were acquired in December 2007.

        Assuming we complete all the plasma center commitments noted above, we currently expect to pay approximately $16.7 million, $38.5 million and $28.8 million in 2008, 2009 and 2010, respectively, for such plasma centers. In May 2008 we exercised our option to purchase one plasma center from IBR under the above agreements, which closing we expect to occur in July 2008.

Plasma Supply Agreement

        On March 1, 2008, we entered into a Plasma Sale/Purchase Agreement with a third party. Under the terms of this agreement, we purchase minimum quantities of plasma through 2010 at a fixed price, adjusted for annual changes in the applicable consumer price index. Our estimated minimum purchase commitments under this contract are $3.8 million in 2008, $7.6 million in 2009, and $8.7 million in 2010.

Management Agreement

        We have a Management Agreement, as amended, with Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures. Under the terms of this agreement, we are charged a management fee equal to 0.5% of net sales for advisory services related to a number of topics, including strategy, acquisition, financing, and operational matters. We make payments quarterly under the terms of this agreement. The Management Agreement, as amended, will be terminated upon the completion of the initial public offering of our common stock. Upon termination of the agreement, we will be required to pay Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures a termination fee which will be calculated and expensed as the sum of (i) five times the management fee payable in respect to our four most recently completed fiscal quarters, plus (ii) all reasonable out-of-pocket costs and expenses incurred in connection with an initial public offering. If the Management Agreement, as amended, was terminated on March 31, 2008, the calculated termination fee would be approximately $30.8 million, which would be recorded as SG&A expense.

Customer Commitments

        We have supply agreements with some of our customers which require us to provide certain minimum quantities of our products for various periods. At March 31, 2008, we currently anticipate being able to fill these supply agreements in the foreseeable future, with the exception of a small number of our international customer agreements, for which we anticipate incurring insignificant penalties during 2008.

10.    Share-Based Compensation

        We have granted options, unrestricted share awards, and restricted share awards of our common stock to certain officers, employees, and members of our Board of Directors pursuant to the Talecris Biotherapeutics Holdings Corp. 2005 Stock Option and Incentive Plan, as amended (Stock Option Plan), and the 2006 Restricted Stock Plan.

        We account for share-based compensation under the provisions of SFAS No. 123R, "Share-Based Payment." In accordance with SFAS No. 123R, we value share-based compensation at the grant date using a fair value model and recognize this value as expense over the employees' requisite service period, typically the period over which the share-based compensation vests. We classify share-based compensation costs consistent with each grantee's salary.

        No equity awards were granted during the three months ended March 31, 2008. The following is a summary of equity awards granted on the dates presented subsequent to March 31, 2008:

Grant Date	Equity Award	Number of Options or Shares Granted	Exercise Price	Fair Value per Common Share
April 1, 2008	Stock options	280,105	$88.00	$79.00
April 1, 2008	Restricted stock	2,300	$—	$79.00
April 21, 2008	Stock options	6,308	$79.00	$79.00
April 21, 2008	Restricted stock	3,040	$—	$79.00

        We determined the fair value per common share contemporaneously with each equity award.

        Share-based compensation cost and expense for the three months ended March 31, 2008 were as follows:

	Stock Options
	Service- Based	Performance- Based	Restricted Stock	Total
SG&A	$2,504	$2,247	$2,323	$7,074
R&D	37	222	134	393
Cost of goods sold	44	264	122	430

Total expense	2,585	2,733	2,579	7,897
Inventory	64	389	205	658

Total cost	$2,649	$3,122	$2,784	$8,555

        Share-based compensation cost and expense for the three months ended March 31, 2007 were as follows:

	Stock Options
	Service- Based	Performance- Based	Restricted Stock	Total
SG&A	$130	$1,222	$1,171	$2,523
R&D	12	111	134	257
Cost of goods sold	29	54	—	83

Total expense	171	1,387	1,305	2,863
Inventory	40	372	205	617

Total cost	$211	$1,759	$1,510	$3,480

        The following is a summary of stock option activity for the three months ended March 31, 2008 under the Stock Option Plan:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2007	1,616,543	$51.36
Forfeited	(91,757)	$12.79

Outstanding at March 31, 2008	1,524,786	$53.70	8.0	$38,577

Vested and expected to vest	1,330,974	$55.79	8.0	$30,892
Exercisable at March 31, 2008	553,360	$17.10	7.6	$34,253

        The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the fair value of our common stock price on March 31, 2008 and the weighted average exercise price, multiplied by the number of options) that the option holders would have received if all option holders exercised their options on March 31, 2008. The fair value of our common stock was determined to be $79.00 per share by our Board of Directors as of March 31, 2008. In accordance with

SFAS No. 123R, we do not record the aggregate intrinsic value for financial accounting purposes and the value changes based upon changes in the fair value of our common stock.

        At March 31, 2008, the remaining estimated unrecognized compensation cost related to unvested stock options was approximately $41.2 million, which we expect to recognize over a weighted average period of approximately 2.38 years. The amount of share-based compensation expense that we will ultimately be required to record could change in the future as a result of additional grants, changes in the fair value of shares for performance-based options, differences between our anticipated forfeiture rate and the actual forfeiture rate, the probability of achieving targets established for performance share vesting, and other actions by our Board of Directors or its compensation committee.

        The following is a summary of share activity for the three months ended March 31, 2008 under the 2006 Restricted Stock Plan:

	Shares	Weighted Average Grant Date Fair Value
Unvested shares outstanding at December 31, 2007	351,375	$110.24
Forfeited	(34,370)	$88.00
Vested	(107,804)	$88.00

Unvested shares outstanding at March 31, 2008	209,201	$116.21

        At March 31, 2008, the remaining estimated unrecognized compensation cost related to our restricted stock was approximately $25.4 million, which we expect to recognize over a weighted average period of approximately 2.40 years.

        In March 2008, our Board of Directors revised the 2008 corporate objectives related to the performance-based component of our Stock Option Plan for those options scheduled to vest on April 1, 2009.

        In April 2008, the compensation committee of our Board of Directors granted 286,413 stock options and 5,340 restricted shares of our common stock to certain employees and members of our Board of Directors. The aggregate grant date fair value of the options was approximately $9.4 million and the aggregate grant date fair value of the restricted shares of our common stock was $0.4 million, which we will recognized as compensation cost over the vesting period, which approximates two years for the options and one year for the restricted stock.

        In April 2008, the compensation committee of our Board of Directors amended the exercise price of 71,300 outstanding stock options from $170.00 per share to $88.00 per share and in April 2008, the compensation committee of our Board of Directors also amended the exercise price of 2,144 options outstanding to members of our Board of Directors from $170.00 per share to $79.00 per share.

        Under the terms of the July 2007 employment agreement with our Chairman and Chief Executive Officer, if the executive holds the position of Chairman and Chief Executive Officer at the time of our initial public offering of common stock to the public, our compensation committee will grant the Chairman and Chief Executive Officer options equal to 1% (one percent) of the then fully diluted outstanding shares prior to such public offering at an exercise price equal to the initial public offering price, effective immediately prior to the initial public offering of such common stock.

11.    Segment Reporting

        We operate our plasma-derived protein therapeutics business as a single reportable business segment since all operating activities are directed from our North Carolina headquarters and all of our products are derived from a single source, and result from a common manufacturing process. All products are manufactured from a single raw material source, human plasma, and are processed in whole, or in part, at our principal manufacturing facilities located in Clayton, North Carolina. Our Melville facility primarily supplies intermediate plasma fractions to our Clayton facilities. Gamunex brand IGIV and Prolastin brand A1PI constitute the majority of our net revenue. Although we sell our products worldwide, the majority of our net revenue was concentrated in the United States and Canada for the periods presented.

        In the following table, we have presented our net revenue by significant category. Our Immunology product category includes products that are used to provide antibodies to patients who have a genetic or acquired inability to produce these antibodies and also products that provide antibodies to counter specific antigens such as rabies. Our Pulmonology product category is currently comprised of our Prolastin brand A1PI product, which is used to treat patients with a genetic alpha-1 antitrypsin deficiency. Our Critical Care product category includes products that are used to supplement, restore, or maintain normal plasma parameters such as volume or coagulation values.

	Three Months Ended March 31,
	2008	2007
Product net revenue:
Immunology	$166,705	$182,468
Pulmonology	74,960	66,567
Critical Care	31,079	33,344
Other	23,925	14,515

Total product net revenue	296,669	296,894
Other revenue	8,534	5,545

Total net revenue	$305,203	$302,439

        In the following table, we have presented our net revenue by geographic region. Net revenue for each region is based on the geographic location of the customer. We have recorded SG&A reimbursements to customers of $0.4 million and $1.0 million for the three months ended March 31, 2008 and 2007, respectively, as a reduction of net revenue for these geographic regions. SG&A reimbursements not directly attributable to specific products are included in "Other" product net revenue in the table above.

	Three Months Ended March 31,
	2008	2007
United States	$198,629	$195,644
Canada	50,905	53,978
Europe	36,523	34,795
Other	19,146	18,022

Total net revenue	$305,203	$302,439

        We did not maintain significant long-lived assets outside of the United States at March 31, 2008 and December 31, 2007.

12.    Other Consolidated Balance Sheet Information

        Information regarding other accounts on our Consolidated Balance Sheets is as follows:

	December 31, 2007	March 31, 2008
Prepaid expenses and other:
Deferred compensation	$6,762	$5,435
Prepaid income taxes	380	5,788
Royalties receivable	3,086	3,623
Receivables from Bayer affiliates	3,528	3,528
Prepaid plasma testing fees	3,328	5,619
Miscellaneous prepaid expenses and other	10,335	9,510

Total prepaid expenses and other	$27,419	$33,503

Other assets:
Deferred financing costs	$21,153	$20,212
Notes receivable	10,919	12,507
Deferred compensation	8,452	5,434
Plasma supply agreement costs	8,600	8,600
Other	2,908	3,194

Total other assets	$52,032	$49,947

Accrued expenses and other liabilities:
Accrued goods and services	$46,943	$49,137
Accrued payroll, bonuses, and employee benefits	58,981	72,677
Medicaid, commercial rebates, and chargebacks	14,304	14,354
Interest payable	13,305	11,704
Taxes payable	12,657	2,618
Unfunded draws on revolving loans	7,121	4,075
Due to Bayer	6,554	5,894
Customer deposit	3,700	3,700
Management fees payable to related parties	1,582	3,108
Other	4,928	4,368

Total accrued expenses and other liabilities	$170,075	$171,635

Other liabilities:
Derivative financial instruments	$19,035	$34,296
Long-term incentive compensation	5,317	2,822
FIN No. 48 liability	4,789	5,619
Other	1,968	1,970

Total other liabilities	$31,109	$44,707

Obligation under common stock put/call option:
Common stock issued to IBR	$35,115	$15,297
Vested restricted common stock issued to employees	6,718	7,975
Employee owned common stock	3,555	3,555

Total obligation under common stock put/call option	$45,388	$26,827

13.    Other Matters

Employment Separation

        In February 2008, our President and Chief Operating Officer retired. As a result of the terms of the separation agreement, we recorded approximately $1.3 million in SG&A during the first quarter of 2008. In addition, as a result of the separation, options to purchase 79,080 shares of our common stock and 31,796 restricted shares of our common stock were forfeited. Our former President and Chief Operating Officer has eighteen months to exercise the remaining 118,620 stock options, or they will be forfeited.

Repurchase of Common Shares

        During the first quarter of 2008, we repurchased 148,154 shares of our common stock from IBR for $20.1 million at a put value of $124.87 per share plus accrued charges and 8,301 shares of our common stock from employees for $0.7 million to settle withholding tax obligations. Additional information regarding the shares of our common stock previously held by IBR is included in the footnotes to our 2007 consolidated financial statements.

Plasma Center cGMP Issue

        During the first quarter of 2008, we incurred a charge to cost of goods sold of $16.3 million. This charge arose as a result of collusion by several employees at one of our plasma collection centers to conceal deviations from our standard operating procedures and current Good Manufacturing Practices. Subsequent to March 31, 2008, we incurred an additional $4.3 million charge to cost of goods sold related to this issue, representing what we believe is the final charge related to this matter.

14.    Subsequent Events

Retirement of Treasury Shares

        During May 2008, our Board of Directors approved the retirement of 276,580 common shares held in treasury, which included 156,455 shares held in treasury at March 31, 2008 and 120,125 shares repurchased subsequently, and approved that future repurchases of our common shares would be retired upon repurchase by the Company.

National Genetics Institute/Baxter Healthcare Corporation Litigation

        In May 2008, Baxter Healthcare Corporation (Baxter) and National Genetics Institute (NGI), a wholly owned subsidiary of Laboratory Corporation of America, filed a complaint in the U.S. District

Court for the Eastern District of North Carolina alleging that we infringed U.S. Patent Nos. 5,780,222, 6,063,563, and 6,566,052. The patents deal primarily with a method of screening large numbers of biological samples utilizing various pooling and matrix array strategies, and the complaint alleges that the patents are owned by Baxter and exclusively licensed to NGI. We believe that the allegations of infringement are without merit and that the patents are invalid as applied to our processes. We intend to vigorously defend against the complaint.

Repurchase of Common Shares

        Subsequent to March 31, 2008, we repurchased the remaining 120,125 shares of our common stock from IBR for $15.3 million at a put value of $124.87 per share plus accrued charges. Additional information regarding the shares of our common stock previously held by IBR is included in the footnotes to our 2007 consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Talecris Biotherapeutics Holdings Corp.:

        In our opinion, the accompanying consolidated balance sheets and the related statements of income, of cash flows, and of stockholders' (deficit) equity present fairly, in all material respects, the financial position of Talecris Biotherapeutics Holdings Corp. and its subsidiaries ("Successor") at December 31, 2007 and 2006, and the results of their operations and their cash flows for the years ended December 31, 2007 and 2006 and for the period from March 31, 2005 (Inception) to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Raleigh, North Carolina
April 28, 2008

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Talecris Biotherapeutics Holdings Corp.:

        In our opinion, the accompanying combined statements of loss, parent's net investment and cash flow present fairly, in all material respects, the results of operations of Bayer Plasma Products Business Group ("Predecessor") (as described in Note 2) and their cash flows for the period January 1 to March 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        The Company was an integrated business of Bayer AG; consequently, these financial statements have been derived from the consolidated financial statements and accounting records of Bayer AG, and reflect significant assumptions and allocations. Moreover, the Predecessor relied on Bayer AG for administrative, management and other services. Accordingly, these financial statements do not necessarily reflect the results of operations and cash flows of the Predecessor had it been a separate and stand-alone entity, independent of Bayer AG.

/s/PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Stamford, Connecticut
July 24, 2007

 Talecris Biotherapeutics Holdings Corp.
Consolidated Balance Sheets (Successor)
(in thousands, except share amounts)

	December 31,
	2007	2006
Assets
Current assets:
Cash and cash equivalents	$73,467	$11,042
Accounts receivable, net of allowances of $2,631 and $4,690, respectively	122,248	113,614
Inventories	485,846	509,309
Deferred income taxes	62,692	11,164
Prepaid expenses and other	27,419	29,912

Total current assets	771,672	675,041
Property, plant, and equipment, net	144,675	90,374
Investment in affiliate	1,293	1,045
Intangible assets, net	6,733	6,683
Goodwill	124,157	73,235
Deferred income taxes	41,760	13,581
Other	52,032	43,515

Total assets	$1,142,322	$903,474

Liabilities, Obligation under Common Stock Put/Call Option, Redeemable Preferred Stock, and Stockholders' Deficit
Current liabilities:
Accounts payable	$38,309	$26,214
Accrued expenses and other liabilities	170,075	162,856
Deferred margin	799	10,604
Current portion of long-term debt and capital lease obligations	7,172	7,000

Total current liabilities	216,355	206,674
Long-term debt and capital lease obligations	1,129,692	1,102,920
Other	31,109	7,862

Total liabilities	1,377,156	1,317,456
Commitments and contingencies
Obligation under common stock put/call option	45,388	4,463
Redeemable series A and B preferred stock; $0.01 par value, 10,000,010 shares authorized; 1,192,310 shares issued and outstanding	110,535	110,535
Stockholders' deficit:
Common stock, $0.01 par value; 100,000,000 shares authorized; 664,654 and 303,349 shares issued and outstanding, respectively	—	—
Additional paid-in capital	27,010	—
Accumulated deficit	(406,132)	(529,000)
Accumulated other comprehensive income (loss), net of tax
Foreign currency translation adjustment	148	20
Unrealized loss on derivatives	(11,783)	—

Total other accumulated comprehensive income (loss)	(11,635)	20

Total stockholders' deficit	(390,757)	(528,980)

Total liabilities, obligation under common stock put/call option, redeemable preferred stock, and stockholders' deficit	$1,142,322	$903,474

The accompanying Notes to Financial Statements are an integral part of these financial statements.

 Talecris Biotherapeutics Holdings Corp.
Combined Loss Statement (Predecessor)
Consolidated Income Statements (Successor)
(in thousands, except per share amounts)

		Successor
	Predecessor
			Years Ended December 31,
	Three Months Ended March 31, 2005	Nine Months Ended December 31, 2005
			2006	2007
Net revenue:
Product net revenue	$245,500	$654,939	$1,114,489	$1,196,686
Other	—	13,039	14,230	21,823

Total net revenue	245,500	667,978	1,128,719	1,218,509
Cost of goods sold	209,700	561,111	684,750	788,152

Gross profit	35,800	106,867	443,969	430,357
Operating expenses:
Selling, general, and administrative	27,500	89,205	241,448	189,387
Research and development	14,800	37,149	66,801	61,336

Total operating expenses	42,300	126,354	308,249	250,723

(Loss) income from operations	(6,500)	(19,487)	135,720	179,634
Other income (expense):
Interest expense, net	—	(21,224)	(40,867)	(110,236)
Equity in earnings of affiliate	—	197	684	436
Litigation settlement	—	—	—	12,937
Loss on extinguishment of debt	—	—	(8,924)	—

Total other expense, net	—	(21,027)	(49,107)	(96,863)

(Loss) income before income taxes and extraordinary items	(6,500)	(40,514)	86,613	82,771
(Provision) benefit for income taxes	(5,100)	(2,251)	(2,222)	40,794

(Loss) income before extraordinary items	(11,600)	(42,765)	84,391	123,565
Extraordinary items:
(Loss) gain from unallocated negative goodwill	—	252,303	(306)	—
Gain from settlement of contingent consideration due Bayer	—	13,200	3,300	—

Total extraordinary items	—	265,503	2,994	—

Net (loss) income	(11,600)	222,738	87,385	123,565
Less dividends to preferred stockholders and other non-common stockholders' charges	—	(77,985)	(764,984)	(13,014)

Net (loss) income available to common stockholders	$(11,600)	$144,753	$(677,599)	$110,551

(Loss) income per common share before extraordinary items:
Basic	$(11.60)	$(120.75)	$(958.67)	$524.63

Diluted	$(11.60)	$(120.75)	$(958.67)	$10.89

Net (loss) income per common share:
Basic	$(11.60)	$144.75	$(954.45)	$524.63

Diluted	$(11.60)	$144.75	$(954.45)	$10.89

The accompanying Notes to Financial Statements are an integral part of these financial statements.

 Talecris Biotherapeutics Holdings Corp.
Combined Statement of Cash Flows (Predecessor)
Consolidated Statements of Cash Flows (Successor)
(in thousands)

		Successor
	Predecessor
			Years Ended December 31,
	Three Months Ended March 31, 2005	Nine Months Ended December 31, 2005
			2006	2007
Cash flows from operating activities:
Net (loss) income	$(11,600)	$222,738	$87,385	$123,565
Adjustments to reconcile net income to net cash flow from operations:
Extraordinary gain	—	(265,503)	(3,300)	—
Depreciation and amortization	8,000	1,431	4,960	10,749
Amortization of deferred loan fees	—	1,322	2,268	3,767
Change in allowance for doubtful accounts receivable	—	5,817	(224)	525
Share-based compensation expense	—	1,323	2,680	21,241
Decrease (increase) in deferred income taxes	200	(9,578)	(15,167)	(79,707)
Equity in earnings of affiliate	—	(197)	(684)	(436)
Amortization of deferred compensation	—	—	497	6,753
Asset impairment write-off	—	—	—	2,789
Loss (gain) on disposal of property, plant, and equipment	700	—	—	(94)
Accretion of interest on 14% Junior Secured Notes	—	9,785	13,645	—
(Gain) loss related to interest rate swaps and caps	—	(1,523)	722	—
Write-off of unamortized deferred loan fees	—	—	7,814	—
Changes in assets and liabilities, excluding the effects of business acquisitions	38,300	86,295	47,053	37,979

Net cash provided by operating activities	35,600	51,910	147,649	127,131
Cash flows from investing activities:
Business acquisitions, net of cash acquired	—	(263,845)	(114,146)	(17,456)
Purchase of property, plant, and equipment	(3,900)	(26,517)	(38,853)	(65,833)
Financing arrangements with third party suppliers, net of repayments	—	—	(9,612)	(7,866)
Net proceeds from disposals of property, plant, and equipment	100	—	—	322
(Investment in) dividends from affiliate	—	(164)	—	188
Proceeds from termination of swap and cap contracts	—	—	802	—

Net cash used in investing activities	(3,800)	(290,526)	(161,809)	(90,645)
Cash flows from financing activities:
Borrowings under revolving loans	—	800,535	1,310,311	1,237,453
Repayments of borrowings under revolving loans	—	(736,325)	(1,284,784)	(1,204,336)
Repayments of borrowings under term loans	—	(938)	(186,891)	(7,000)
Financing transaction costs	—	(10,202)	(26,000)	(217)
Repayment of capital lease obligation	—	—	—	(23)
Borrowings under term loans	—	125,000	1,070,000	—
Payment of liability due Bayer	—	(26,800)	(6,700)	—
Dividends paid	—	(23,432)	(809,768)	—
Issuance (repayment) of 12% Second Lien Notes	—	25,000	(28,370)	—
Repurchase of common stock from Bayer	—	—	(23,500)	—
Issuance of 14% Junior Secured Notes	—	90,000	—	—
Retirement of Precision debt	—	(3,301)	—	—
Issuance of Series A preferred stock	—	9,966	—	—
Net decrease by Parent, net	(31,800)	—	—	—

Net cash (used in) provided by financing activities	(31,800)	249,503	14,298	25,877
Effect of exchange rate changes on cash and cash equivalents	—	—	17	62

Net increase in cash and cash equivalents	—	10,887	155	62,425
Cash and cash equivalents at beginning of period	—	—	10,887	11,042

Cash and cash equivalents at end of period	$—	$10,887	$11,042	$73,467

The accompanying Notes to Financial Statements are an integral part of these financial statements.

 Talecris Biotherapeutics Holdings Corp.
Combined Statement of Changes in Parent's Net Investment (Predecessor)
Consolidated Statements of Stockholders' (Deficit) Equity (Successor)
(in thousands, except share amounts)

	Common Stock			(Accumulated Deficit) Retained Earnings	Accumulated Other Comprehensive Income
			Additional Paid-in Capital			Parent's Net Investment
	Shares	Amount					Total
Predecessor
Balance at December 31, 2004	—	$—	$—	$—	$—	$987,000	$987,000
Return to Parent, net	—	—	—	—	—	(31,800)	(31,800)
Net loss	—	—	—	—	—	(11,600)	(11,600)

Balance at March 31, 2005	—	$—	$—	$—	$—	$943,600	$943,600

Successor
Balances at inception	—	$—	$—	$—	$—	$—	$—
Issuance of common stock (Bayer Plasma acquisition)	1,000,000	—	—	—	—	—	—
Capital contribution—issuance of Series A preferred stock	—	—	2,900	—	—	—	2,900
Beneficial conversion feature—Series A preferred stock	—	—	2,620	—	—	—	2,620
Beneficial conversion feature—Series B preferred stock	—	—	5,093	—	—	—	5,093
Net income and comprehensive income	—	—	—	222,738	—	—	222,738
Amortization of beneficial conversion features	—	—	—	(7,713)	—	—	(7,713)
Share-based compensation cost	—	—	1,461	—	—	—	1,461
Accretion of obligation under common stock put/call option	—	—	—	(1,064)	—	—	(1,064)
Dividend declared	—	—	—	(73,200)	—	—	(73,200)

Balances at December 31, 2005	1,000,000	—	12,074	140,761	—	—	152,835
Net income	—	—	—	87,385	—	—	87,385
Foreign currency translation	—	—	—	—	20	—	20

Comprehensive income							87,405
Repurchase of common stock from Bayer	(1,000,000)	—	—	(10,567)	—	—	(10,567)
Issuance of restricted stock	258,349	—	—	—	—	—	—
Issuance of common stock	45,000	—	—	—	—	—	—
Share-based compensation cost	—	—	2,451	—	—	—	2,451
Accretion of obligation under common stock put/call option	—	—	—	(1,104)	—	—	(1,104)
Dividend declared	—	—	(14,525)	(745,475)	—	—	(760,000)

Balances at December 31, 2006	303,349	—	—	(529,000)	20	—	(528,980)
Net income	—	—	—	123,565	—	—	123,565
Foreign currency translation (net of tax of $91)	—	—	—	—	128	—	128
Unrealized loss on derivatives (net of tax benefit of $7,252)	—	—	—	—	(11,783)	—	(11,783)

Comprehensive income							111,910
Share-based compensation cost	—	—	14,464	—	—	—	14,464
Issuance of common stock to IBR	268,279	—	—	—	—	—	—
Issuance of restricted stock	95,300	—	—	—	—	—	—
Forfeitures of restricted stock	(2,274)	—	—	—	—	—	—
Adoption of FIN No. 48	—	—	—	(697)	—	—	(697)
Fair value of common stock issued to IBR in excess of put value	—	—	12,106	—	—	—	12,106
Interest accrued on IBR put option	—	—	(1,614)	—	—	—	(1,614)
Fair value adjustment on restricted and unrestricted common stock	—	—	2,054		—	—	2,054

Balance at December 31, 2007	664,654	$—	$27,010	$(406,132)	$(11,635)	$—	$(390,757)

The accompanying Notes to Financial Statements are an integral part of these financial statements.

Talecris Biotherapeutics Holdings Corp.

Notes to Financial Statements

1.    Description of Business

        We are a biopharmaceutical company that researches, develops, manufactures, markets, and sells protein-based therapies that extend and enhance the lives of individuals who suffer from life-threatening diseases. Our products are derived from human plasma, the liquid component of blood, which is sourced from our plasma collection centers or purchased from third parties, primarily located in the United States. Plasma contains many therapeutic proteins, which we extract through the process of fractionation at our Clayton, North Carolina and/or Melville, New York facilities. The fractionated intermediates are then purified, formulated into final bulk, and aseptically filled into vials for distribution.

        The majority of our sales are concentrated in two key therapeutic areas of the plasma business: Immunology, through our intravenous immune globulin (IGIV) product for the treatment of primary immune deficiency and autoimmune diseases, and Pulmonology, through our alpha-1 proteinase inhibitor (A1PI) product for the treatment of alpha-1 antitrypsin deficiency- related emphysema. These therapeutic areas are served primarily by our branded products, Gamunex brand IGIV and Prolastin brand A1PI, respectively. Sales of Gamunex and Prolastin together comprised 75.7%, 72.5%, and 72.7% of our net revenue for the years ended December 31, 2007 and 2006 and the nine months ended December 31, 2005, respectively. We also have a line of hyperimmune therapies that provide treatment for tetanus, rabies, hepatitis B, and Rh factor control during pregnancy and at birth. In addition, we provide plasma-derived therapies for critical care, including the treatment of hemophilia, an anti-coagulation factor (Thrombate III antithrombin III), as well as albumin to expand blood volume. Although we sell our products worldwide, the majority of our sales have been concentrated in the United States and Canada for the periods presented.

        We are headquartered in Research Triangle Park, North Carolina and our primary manufacturing facility is a short distance away in Clayton, North Carolina. Our Clayton site is one of the world's largest plasma protein processing facilities whose operations include fractionation, purification, filling, and finishing.

        We began operations as Talecris Biotherapeutics Holdings Corp. on April 1, 2005. As part of our formation, on March 31, 2005, we acquired from Bayer AG and affiliates of Bayer AG (collectively, Bayer), substantially all of the assets and specified liabilities of Bayer's worldwide plasma-derived products business (Bayer Plasma). This acquisition was effected by Talecris Holdings, LLC. In conjunction with our formation transaction, in April 2005, we also acquired Precision Pharma Services, Inc. (Precision), a contract fractionator located in Melville, New York in order to increase our fractionation capacity. We are a majority-owned subsidiary of Talecris Holdings, LLC. Talecris Holdings, LLC is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings, LLC are held by Cerberus-Plasma Holdings LLC. Additional information regarding our formational transaction is included in Note 3, "Formational Transactions."

        In April 2006 and December 2006, we commenced operations of Talecris Biotherapeutics, Ltd. and Talecris Biotherapeutics, GmbH in Canada and Germany, respectively, to support our international sales and marketing activities; replacing certain functions which were previously provided by Bayer affiliates under various transition services agreements.

        In September 2006, we formed Talecris Plasma Resources, Inc. (TPR) to create a platform for the partial vertical integration of our plasma supply chain. In November 2006, we acquired plasma collection centers in various stages of development from International BioResources, L.L.C. and affiliated entities (IBR) through an asset purchase agreement as the first step of our plasma supply chain vertical integration plans. In June 2007 we acquired three additional centers from IBR through an amendment to the IBR asset purchase agreement to further support our plasma collection capabilities. At December 31, 2007, our plasma collection center platform consisted of 49 operating centers, of which 31 were licensed. Additional information regarding our recent business acquisitions is included in Note 4, "Business Acquisitions."

        We completed a debt recapitalization in December 2006. Additional information regarding our recapitalization is included in Note 11, "Credit Agreements and Long-Term Debt."

2.    Summary of Significant Accounting Policies

        Throughout our financial statements, references to "Talecris Biotherapeutics Holdings Corp.," "Talecris," "the Company," "we," "us," and "our" are references to Talecris Biotherapeutics Holdings Corp. and its wholly-owned subsidiaries for periods subsequent to our formation on March 31, 2005 and are references to Bayer Plasma (our Predecessor) prior to March 31, 2005.

        All tabular disclosures of dollar amounts are presented in thousands. All share and per share amounts are presented at their actual amounts.

        The accompanying financial statements and footnotes are presented for two periods, Successor and Predecessor. Unless indicated, the text of discussion relates to us as Successor.

        The Successor period includes the consolidated results of operations of Talecris Biotherapeutics Holdings Corp. and its wholly-owned subsidiaries subsequent to our March 31, 2005 formation transaction. The Successor period's results of operations include the effects of a number of transition services agreements with Bayer, in which Bayer affiliates provided operational, information technology, and international distribution services for various periods as further discussed in Note 6, "Transition Agreements with Bayer". Most of these services have been terminated as we have developed and implemented capabilities to provide these services ourselves, or in certain cases, contracted with third parties for these services. The various transition services agreements were negotiated and evaluated by us and are considered to be reasonable.

        The Predecessor period's combined results of operations include all net revenue and costs directly attributable to our operations as Bayer Plasma, including all costs for supporting functions and services used by us at shared sites and performed by centralized Bayer organizations, presented on a carve-out basis, prior to our March 31, 2005 formation transaction. These other Bayer legal entities provided such supporting functions and services as information systems, accounting and financial services, sales and marketing, packaging and testing, purchasing, research and development, legal and general corporate functions. In the Predecessor period, the expenses for these services were charged to us based on a determination of the service provided primarily using activity-based allocation methods based primarily on revenue, headcount, or square footage. In the Predecessor period, Bayer also provided certain manufacturing services to us for the production of certain products at established transfer prices, which have been included in cost of goods sold. As Predecessor, we supplied a plasma-derived product (PPF powder) to Bayer at an established transfer price, which has been included in net revenue. We believe the allocation methods to allocate the value of both support services and production services provided by Bayer to be reasonable.

        The Successor transition services agreements with Bayer primarily provided SG&A support on a temporary basis when compared to Predecessor. SG&A costs were $116.7 million for the combined Predecessor three months ended March 31, 2005 and the Successor nine months ended December 31, 2005. The Successor incurred $12.3 million in SG&A transition services fees during the nine months ended

December 31, 2005 under the transition services agreements with Bayer for services which were similar in nature to those provided to us by Bayer affiliates as Predecessor. Our SG&A for the Successor nine months ended December 31, 2005 includes one-time transition spending of $12.8 million related to the creation of a stand-alone infrastructure.

        Successor period distribution fees paid to Bayer and reported as a reduction of net revenues by Successor were $16.9 million for the nine months ended December 31, 2005. As Predecessor, such comparable costs were allocated by Bayer and reported as either SG&A or costs of goods sold depending on the nature of such costs. While the Successor results are considered to reflect comparable costs when compared to the Predecessor allocated costs, the overall growth in product volumes and favorable pricing as Successor as well as variances in production costs and product write-offs between Successor and Predecessor periods makes it difficult to compare actual distribution costs as Successor to allocated costs as Predecessor.

        Additionally, the actual Successor costs versus the Predecessor allocated costs are not comparable as the Successor operations reflect significant changes in the overall structure and operation of the business. These changes reflected in Successor results of operations result from the impact of purchase accounting due to the purchase accounting inventory fair value adjustments impacting the Successor periods as well as the reduction of depreciation expense in the initial Successor periods due to negative goodwill. The Successor results of operations reflect significant increases in headcount to establish operations as a stand alone company as well as the 2006 acquisition of IBR and subsequent growth of our plasma collection platform. As an example, the number of employees increased from approximately 1,400 employees at April 1, 2005 to over 4,300 employees at December 31, 2007. Further, margin and yield improvement projects initiated by the Successor in 2005 provided further benefit to the 2006 results of operations and highlighted less comparability to the Predecessor product costs and gross margins. Although there are not material differences between allocated costs in the Predecessor periods and the Bayer service fees in the 2005 Successor period, such comparisons are not meaningful in subsequent Successor periods.

Principles of Consolidation (Successor) and Combination (Predecessor)

        The accompanying consolidated financial statements include the accounts of Talecris Biotherapeutics Holdings Corp. and its wholly-owned subsidiaries, as Successor, for periods subsequent to our March 31, 2005 formation transaction. All significant intercompany transactions and balances have been eliminated upon consolidation.

        The accompanying combined financial statements include the combined accounts of Bayer Plasma, presented on a carve-out basis, as Predecessor, for periods prior to our March 31, 2005 formation transaction. All significant intercompany transactions and balances have been eliminated in combination.

Use of Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires us to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures of contingent assets and liabilities. The most significant judgments we have made include, but are not limited to, estimates used in determining values of inventories, allowances for doubtful accounts receivable, long-lived and indefinite-lived assets, litigation accruals and related settlements, deferred income taxes and income tax provisions, self-insurance accruals, share-based payment transactions, and other operating allowances and accruals. We also use significant judgments in applying purchase accounting to business acquisitions.

        We periodically evaluate estimates used in the preparation of the financial statements for reasonableness, including estimates provided by third parties. Appropriate adjustments to the estimates are made prospectively, as necessary, based on such periodic evaluations. We base our estimates on, among other things, currently available information, market conditions, and industry and historical experience, which collectively form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although we believe that our assumptions are reasonable under the circumstances, actual future results could differ materially. In addition, if we had used different estimates and assumptions, our financial position and results of operations could have differed materially from that which is presented.

Cash and Cash Equivalents

        All highly liquid investments with original maturities of three months or less when purchased are considered cash equivalents and are carried at cost. At December 31, 2007, our cash and cash equivalents totaled $73.5 million, of which $65.2 million was being maintained in euros by Talecris, GmbH to fund our European operations and future repurchases of inventory held by a Bayer affiliate in Europe. Under the terms of our revolving credit agreement, U.S. available cash balances are swept daily from our springing lockbox directly to the administrative agent for the lending syndicate.

Accounts Receivable, net

        Accounts receivable, net, consists of amounts owed to us by our customers on credit sales with terms generally ranging from 30 to 90 days from date of invoice and are presented net of an allowance for doubtful accounts receivable on our Consolidated Balance Sheets.

        We maintain an allowance for doubtful accounts receivable for estimated losses resulting from our inability to collect from customers. In extending credit, we assess our customers' creditworthiness by, among other factors, evaluating our customers' financial condition, credit history, and the amount involved, both initially and on an ongoing basis. Collateral is generally not required. In evaluating the adequacy of our allowance for doubtful accounts receivable, we primarily analyze accounts receivable balances, the percentage of accounts receivable by aging category, and historical bad debts. We also consider, among other things, customer concentrations and changes in customer payment terms or payment patterns.

        If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments or our ability to collect, an increase to the allowance may be required. Also, should actual collections of accounts receivable be different than our estimates included in determining the allowance, the allowance would be adjusted through charges or credits to selling, general, and administrative expenses (SG&A) in our (loss) income statements in the period in which such changes in collection become known. If conditions change in future periods, additional allowances or reversals may be required. Such allowances or reversals could be significant.

Concentrations of Credit Risk

        Our accounts receivable, net, includes amounts due from pharmaceutical wholesalers and distributors, buying groups, hospitals, physicians' offices, patients, and others, as well as amounts due from Bayer, a related party. The following table summarizes our accounts receivable, net, concentrations with customers and Bayer affiliates that represented more than 10% of our accounts receivable, net:

	December 31,
	2007	2006
Customer A	15.5%	14.6%
Customer B	14.4%	13.7%
Bayer affiliates	5.4%	9.2%

        The following table summarizes our concentrations with customers that represented more than 10% of our total net revenue:

		Successor
	Predecessor
			Years Ended December 31,
	Three Months Ended March 31, 2005	Nine Months Ended December 31, 2005
			2006	2007
Customer A	—	14.6%	17.4%	18.2%
Customer B	—	12.7%	12.5%	14.9%
Customer C	12.6%	<10%	<10%	10.5%
Customer D	—	16.8%	11.0%	<10%
Customer E	10.9%	—	—	—
Bayer affiliates	—	22.1%	16.4%	3.5%

        Additional information regarding our Successor transactions with Bayer affiliates is included in Note 6, "Transition Agreements with Bayer" and Note 14, "Related Party Transactions."

Inventories

        Inventories consist primarily of raw materials, work-in-process, and finished goods held for sale and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. In evaluating whether inventory is stated at the lower of cost or market, we consider such factors as the amount of inventory on hand and in the distribution channel, the estimated time required to sell such inventory, remaining shelf life, and current and expected market conditions, including levels of competition. As appropriate, provisions are recorded to reduce inventories to their net realizable value. We record provisions for work-in-process inventory when we believe the inventory does not meet all criteria to permit release to the market. Provisions are recorded for finished goods that do not have sufficient remaining shelf lives.

Pre-Approval Plasma Inventories

        Licensed centers are those plasma collection centers that have received all regulatory approvals by the Food and Drug Administration (FDA) for plasma to be used in our manufacturing processes. These centers are currently procuring plasma from donors that can be used in our manufacturing processes. Unlicensed centers are those plasma collection centers that are currently procuring plasma from donors and are pending regulatory approval in order for the plasma to be used in our manufacturing processes. Undeveloped centers are those centers that are in an earlier stage of development and have not begun to procure plasma.

        Plasma procured from licensed centers is initially recorded as raw material on our Consolidated Balance Sheets and is subsequently released to work-in-process and finished goods, based upon the stage in the manufacturing process. Our accounting for plasma that has been procured at opened but unlicensed centers, which we refer to as unlicensed plasma, requires us to make judgments regarding the regulatory approval and licensure of the unlicensed collection centers, which is required before we can use the plasma within our manufacturing processes. Our accounting for unlicensed plasma also requires us to make judgments regarding the ultimate net realizable value of the inventory. This assessment is based upon an analysis of various factors, including the remaining shelf life of the inventory, current and expected market conditions, amount of inventory on hand, and our ability to obtain the requisite regulatory approvals. As a result of periodic assessments, we could be required to expense previously capitalized inventory through cost of goods sold upon an unfavorable change in such judgments.

        We capitalize the cost of unlicensed plasma into raw material inventory, when, based on our judgment, future economic benefit is probable. While unlicensed plasma cannot be sold to third parties or used in our manufacturing processes to make finished product until all regulatory approvals have been obtained, we have determined that it is probable that our unlicensed plasma inventories are realizable. As part of the FDA licensing process for plasma collection centers, we are initially permitted to collect plasma utilizing the procedures and quality systems implemented and approved under our existing Biologics License Application (BLA) until such time as the FDA inspectors have conducted a pre-license inspection of the site and approved the site for inclusion in the BLA. At the conclusion of this process, we are permitted to sell or utilize previously collected plasma in manufacturing of final product. We believe that our cumulative knowledge of the industry, standard industry practices, experience working with the FDA, established quality systems, and consistency in achieving licensure support our capitalization of unlicensed plasma inventory. Our raw material inventories include unlicensed plasma and related testing costs of $26.4 million and $15.9 million at December 31, 2007 and 2006, respectively.

Property, Plant, and Equipment, net

        Property, plant, and equipment are recorded at cost, less accumulated depreciation and amortization. Internal engineering costs directly related to asset additions are capitalized. Major renewals and betterments are capitalized. All feasibility studies and maintenance and repair costs are expensed as incurred. Certain interest costs incurred by us during the construction period, based on our weighted average borrowing rates of debt, are capitalized and included in the cost of the related properties in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 34, "Capitalization of Interest Costs."

        We generally depreciate and amortize property, plant, and equipment using the straight-line method over the useful lives presented in the following table:

Asset Type	Useful Life (years)
Buildings	20 to 50
Building improvements	10 to 20
Machinery and equipment	5 to 20
Furniture and fixtures	5 to 10
Computer hardware and software	3 to 7
Leasehold improvements	the estimated useful life of the improvement or, if shorter, the life of the lease

Impairment or Disposal of Long-Lived Assets

        We follow the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We periodically evaluate whether events and circumstances have occurred that may warrant revision of the estimated useful lives of our long-lived assets or whether the remaining carrying amount of long-lived assets should be evaluated for possible impairment. We use an estimate of the related undiscounted cash flows over the remaining life of the long-lived assets to determine whether impairment has occurred. Fair value, as determined by appraisal or discounted cash flow analysis, is compared to the carrying value in calculating any impairment. During the year ended December 31, 2007, we wrote-off equipment with a net book value of $2.8 million as a result of the discontinuation of a project. The impact of this write-off is included in cost of goods sold in our Consolidated Income Statement for the year ended December 31, 2007. The Predecessor financial statements were prepared using the held and used model.

Identifiable Intangible Assets

        Identifiable intangible assets are recorded at cost, or when acquired as part of a business acquisition, at estimated fair value. Certain of our intangible assets are amortized over three or five year periods. Similar to tangible property, plant, and equipment, we follow the provisions of SFAS No. 144 to periodically evaluate identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

        Indefinite-lived intangible assets, such as regulatory licenses, are not amortized. We test the carrying amounts of these assets for recoverability in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," on an annual basis or when events or changes in circumstances indicate that evidence of potential impairment exists, using a fair value based test.

Debt Issuance Costs

        We capitalize costs associated with the issuance of debt instruments and amortize these costs to interest expense over the term of the related debt agreements using an effective yield amortization method. Unamortized debt issuance costs are written off when indebtedness under the related credit facility is repaid or restructured prior to maturity.

Business Acquisitions and Goodwill

        Business acquisitions are accounted for under the purchase method of accounting in accordance with SFAS No. 141, "Business Combinations." Under the purchase method of accounting, assets and liabilities of the business acquired are recorded at their estimated fair values as of the date of the acquisition with any excess of the cost of the acquisition over the fair value of the net tangible and intangible assets acquired recorded as goodwill. In determining the total cost of an acquisition, certain transaction costs are included. The application of the purchase method of accounting requires us to make estimates and assumptions related to the estimated fair values of net assets acquired. Significant judgments are used during this process, particularly with respect to intangible assets. Generally, intangible assets are amortized over their estimated useful lives. Goodwill and other indefinite-lived intangible assets are not amortized, but are annually assessed for impairment. Therefore, the purchase price allocation to intangible assets and goodwill has a significant impact on future operating results.

        SFAS No. 142 requires companies to evaluate the recoverability of recorded goodwill and other indefinite-lived intangible asset amounts annually, or when events or changes in circumstances indicate that evidence of potential impairment exists, using a fair value based test. This test requires us to make estimates on factors that include, but are not limited to, projected future operating results and business plans, economic projections, anticipated future cash flows, comparable marketplace data from a consistent industry group, and the cost of capital. Any applicable impairment loss is the amount, if any, by which the implied fair value is less than the carrying value.

Financial Instruments with Characteristics of Debt and Equity

        We follow the provisions of SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Debt and Equity," which established standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity in financial statements. SFAS No. 150 requires that we classify a financial instrument as a liability when that financial instrument embodies an obligation on our part. A freestanding financial instrument that, at inception, embodies an obligation to repurchase our equity shares, or is indexed to such an obligation, and requires or may require us to settle the obligation by transferring assets, is classified as a liability.

        We issued several equity instruments in connection with our acquisition of the Bayer Plasma net assets and the Precision common shares as discussed in Note 3, "Formational Transactions." The Redeemable Series A and B Senior Convertible Preferred Stock (Series A and B preferred stock) have deemed liquidation requirements which may result in future cash payments to the holders thereof which are beyond our control. The common stock that we issued to Bayer, which we subsequently repurchased and retired, had an embedded put/call feature. The unrestricted and restricted common stock that we issued to certain employees, members of our Board of Directors, and IBR contain various embedded put/call features which may result in future cash payments to the holders thereof, which are beyond our control. As such, we have classified the appropriate amounts outside of permanent equity on our Consolidated Balance Sheets at December 31, 2007 and 2006 in the line titled, "Obligation under common stock put/call option."

Revenue Recognition

        Revenues from product sales and the related cost of goods sold are generally recognized when title and risk of loss are transferred to customers. Product revenue is generally recognized at the time of delivery. Recognition of revenue also requires reasonable assurance of collection of sales proceeds, a fixed and determinable price, persuasive evidence that an arrangement exists, and completion of all other performance obligations in accordance with the Securities and Exchange Commission's (SEC) Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," as amended by SAB No. 104, "Revenue Recognition."

        Allowances against revenues for estimated discounts, rebates, administrative fees, and chargebacks are established by us concurrently with the recognition of revenue. The standard terms and conditions under which products are shipped to our customers generally do not allow a right of return. In the rare instances in which we grant a right of return, revenue is reduced at the time of sale to reflect expected returns and deferred until all conditions of revenue recognition are met. We generally do not offer incentives to customers.

        Under the terms of certain of our distribution agreements with Bayer affiliates and other international distributors, we have agreed to reimburse these Bayer affiliates and other distributors for their SG&A. We have reflected these charges as a reduction of net revenue in accordance with FASB Emerging Issues Task

Force (EITF) Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (including a reseller of the vendor's products)." As Predecessor, similar costs were appropriately recorded as SG&A. Revenue from milestone payments for which we have no continuing performance obligations is recognized upon achievement of the related milestone. When we have continuing performance obligations, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations.

        We evaluate revenue from agreements that have multiple elements to determine whether the components of the arrangement represent separate units of accounting as defined in EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." To recognize a delivered item in a multiple element arrangement, EITF Issue No. 00-21 requires that the delivered items have value to the customer on a stand-alone basis, that there is objective and reliable evidence of fair value of the undelivered items and that delivery or performance is probable and within our control for any delivered items that have a right of return.

        Sales allowances are established based upon consideration of a variety of factors, including, but not limited to, our sales terms which generally provide for up to 2% prompt pay discount for U.S. and international customers, contractual agreements with customers, estimates of the amount of product in the pipeline, and prescribing patterns. We believe that our sales allowance accruals are reasonably determinable and are based on the information available at the time to arrive at our best estimate of the accruals. Actual sales allowances incurred are dependent upon future events. We periodically monitor the factors that influence sales allowances and make adjustments to these provisions when we believe that the actual sales allowances may differ from prior estimates. If conditions in future periods change, revisions to previous estimates may be required, potentially in significant amounts.

        Our estimates for discounts, customer and government rebates, and administrative fees are by their nature more predictable and less subjective. Estimates for chargebacks are more subjective and, consequently, may be more variable. We enter into agreements with certain customers to establish contract pricing for our products, which these entities purchase from the wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when our products are purchased from wholesalers by these entities at the contract price which is less than the price charged by us to the wholesaler, we provide the wholesaler with a credit referred to as a chargeback. The allowance for chargebacks is based on our estimate of the wholesaler inventory levels, and the expected sell-through of our products by the wholesalers at the contract price based on historical chargeback experience and other factors. Our estimates of inventory levels at the wholesalers are subject to inherent limitations, as our estimates rely on third party data, and their data may itself rely on estimates, and be subject to other limitations. We periodically monitor the factors that influence our provision for chargebacks, and make adjustments when we believe that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time.

        We entered into a number of distribution agreements with Bayer in connection with our formation transaction. Under the terms of certain of these distribution agreements, Bayer affiliates earn a minimum gross margin on sales of our products which varies by region. Under certain of these distribution agreements, Bayer has the right to require us to buy back saleable inventories with specified dating held at the time distribution services terminate. Revenue related to such distribution agreements is deferred until such time as the related products are sold to unaffiliated third parties.

Shipping and Handling

        Shipping and handling costs, consisting of all costs to warehouse, pick, pack, and deliver inventory to customers, are included in cost of goods sold.

Advertising Costs

        The costs of advertising are expensed as incurred in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) No. 93-7, "Reporting for Advertising Costs." Our advertising costs consist primarily of product samples, print media, online advertising, and promotional material. As Successor, we incurred advertising costs totaling $9.3 million, $7.4 million, and $4.0 million for the years ended December 31, 2007 and 2006 and the nine months ended December 31, 2005, respectively. As Predecessor, we incurred advertising costs totaling $3.6 million for the three months ended March 31, 2005. Such costs are included in SG&A in our (loss) income statements.

Research and Development Expenses

        Research and development expenses (R&D) include the costs directly attributable to the conduct of research and development programs for new products and extensions or improvements of existing products and the related manufacturing processes. Such costs include salaries and related employee benefit costs, payroll taxes, materials (including the material required for clinical trials), supplies, depreciation on and maintenance of research and development equipment, services provided by outside contractors for clinical development and clinical trials, regulatory services, and fees. R&D also includes the allocable portion of facility costs such as rent, depreciation, utilities, insurance, and general support services. All costs associated with R&D are expensed as incurred.

Share-Based Compensation

        We account for share-based compensation under the provisions of SFAS No. 123R, "Share-Based Payment." Under SFAS No. 123R, we are required to value share-based compensation awards at the grant date using a fair value model and recognize this value as expense over the employees' requisite service period, typically the period over which the share-based awards vest. We classify share-based compensation costs consistent with each grantee's salary.

        The fair value of our common stock on the grant date is a significant factor in determining the fair value of share-based compensation awards and the ultimate non-cash compensation cost that we will be required to record over the requisite service period. Given the absence of an active trading market for our common stock on the grant dates, our Board of Directors estimated the fair value of the common stock on each grant date using several factors. Numerous objective and subjective factors were used in determining the fair value of our common stock at each award date, including: (i) our stage of development, our efforts to become independent from Bayer, and revenue growth; (ii) the timing and anticipated launch of new products; (iii) available market data, including observable market transactions and valuations for comparable companies; (iv) the illiquid nature of our option and stock grants; and (v) the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company, given prevailing market conditions on the grant date. In making an assessment of the fair value of our common stock on each grant date, our Board of Directors referred to the AICPA Technical Practice Aid, "Valuation of Privately-Held Company Equity Securities Issued as Compensation." This assessment included a valuation of the Company (or enterprise) at each grant date using the market and/or an income approach and then the enterprise value was allocated using the "Probability-Weighted Expected Return Method" in order to value our common stock.

        We estimate the fair value of stock options using a Black-Scholes pricing model, which requires the use of a number of assumptions related to the risk-free interest rate, average life of options (expected term), expected volatility, and dividend yield. There was no trading market for our common stock or stock options on the grant dates; therefore, our application of the Black-Scholes pricing model incorporated historical volatility measures of similar public companies in accordance with SAB No. 107, "Share-Based Payment." We apply a forfeiture rate based upon historical attrition rates of award holders to estimate the granted awards not expected to vest. If actual forfeitures differ from the expected rate, we may be required to make additional adjustments to compensation cost in the future.

        The stock options that we granted have service-based and performance-based components. The service-based component vests (and we record compensation cost) in equal amounts over the vesting period. The performance-based component vests annually upon the achievement of corporate performance objectives which are established by our Board of Directors. We make assessments as to whether the performance conditions related to the performance-based stock options will be achieved. In accordance with SFAS No. 123R, we record compensation cost for awards with performance conditions based on the probable outcome of that performance condition, such that compensation cost is recorded if it is probable that the performance condition will be achieved and is not recorded if it is not probable that the performance condition will be achieved.

        As Predecessor, we did not grant stock options.

Litigation Accruals

        We account for the exposure of our various litigation matters under the provisions of SFAS No. 5 "Accounting for Contingencies," which requires, among other things, an exposure to be accrued with a charge to our (loss) income statements when it becomes probable and can be reasonably estimated. The exposure to legal matters is evaluated and estimated, if possible, following consultation with legal counsel. Such estimates are based on currently available information and, given the subjective nature and complexities inherent in making these estimates, the ultimate outcome of our legal matters may be significantly different than the amounts estimated. Additional information regarding our possible litigation exposures is included in Note 13, "Commitments and Contingencies."

Environmental Costs and Other Contingencies

        We record liabilities when our environmental assessments indicate that remediation efforts are probable, and the costs can be reasonably estimated. We recognize a current period expense for the liability when clean-up efforts do not benefit future periods. We capitalize costs that benefit more than one accounting period. Estimates, when applicable, of our liabilities are based on currently available facts, existing technology and presently enacted laws and regulations taking into consideration the likely effects of inflation and other societal and economic factors, and include estimates of associated legal costs. The amounts also consider prior experience in remediating contaminated sites, other companies' clean-up experience and data released by the Environmental Protection Agency (EPA) or other organizations. The estimates are subject to revision in future periods based on actual costs or new circumstances. We evaluate recoveries from insurance coverage or government sponsored programs separately from our liability, and when recovery is assured, we record and report an asset separately from the associated liability. At

December 31, 2007 and 2006, no environmental related assets or liabilities are reflected on our Consolidated Balance Sheets as no amounts are currently probable or estimable.

        We recognize liabilities for other contingencies when we have an exposure, that, when analyzed, indicates it is both probable that an asset has been impaired or that a liability incurred, and the amount of impairment or loss can be reasonably estimated. Funds spent to remedy these contingencies are charged against the accrued liability, if one exists, or expensed, if no liability was previously established. When a range of probable loss can be estimated, we accrue the most likely amount within the range of probable losses.

Self-Insurance Programs

        We maintain self-insured retentions and deductibles for some of our insurance programs and limit our exposure to claims by maintaining stop-loss and/or aggregate liability coverage under which the insurer is the primary obligor to the insured. The estimate of our claims liability is subject to inherent limitations as it relies on our judgment of the likely ultimate costs that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. When estimating our liability for such claims, we consider a number of factors, including, but not limited to, self-insured retentions, deductibles, claim experience, demographic factors, severity factors, and maximum claims exposure. If actual claims exceed these estimates, additional charges may be required.

Income Taxes

        The provisions of SFAS No. 109, "Accounting for Income Taxes," require, among other things, recognition of future tax benefits or liabilities measured at enacted tax rates attributable to the deductible or taxable temporary differences between the financial statement and income tax bases of assets and liabilities and to record deferred tax assets only to the extent that the realization of such benefits is "more likely than not." Under the provisions of SFAS No. 109, deferred income tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

        We record a valuation allowance, when appropriate, to reduce our deferred income tax assets to the amount that is more likely than not to be realized in accordance with SFAS No. 109. In assessing the need for a valuation allowance, we consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with future taxable income, and ongoing prudent and feasible tax planning strategies.

        We adopted FIN No. 48 on January 1, 2007. In accordance with FIN No. 48, we establish reserves for uncertain income tax positions. The resolution of our uncertain income tax positions is dependent on uncontrollable factors such as law changes, new case law, the willingness of the income tax authorities to settle, including the timing thereof and other factors. Although we do not anticipate significant changes to our uncertain income tax positions in the next twelve months, items outside of our control could cause our uncertain income tax positions to change in the future, which would be recorded within (provision) benefit for income taxes in our (loss) income statements. We record interest and penalties within (provision) benefit for income taxes in our (loss) income statements.

Interest Costs

        We apply the provisions of SFAS No. 34 "Capitalization of Interest Costs," when we construct long-term assets, primarily plant and equipment, for our own use. We capitalize a portion of the interest costs we incur during the asset construction period as an additional cost of the related asset. The amount of interest capitalized is determined by applying our weighted average borrowing rate to the related expenditures incurred during the capitalization period. We incurred interest costs of $111.1 million, $40.9 million, and $21.5 million for the years ended December 31, 2007 and 2006 and the nine months ended December 31, 2005, respectively, of which $2.0 million, $0.7 million, and $0.3 million, respectively, were capitalized related to the construction of property and equipment. As Predecessor, we did not have an independent capital structure apart from Bayer, and we were not allocated interest costs from Bayer. Amounts capitalized and included in the cost of certain property additions were not material for the three months ended March 31, 2005.

Derivative Financial Instruments

        We account for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Under SFAS No. 133, all derivative instruments are recorded on the Consolidated Balance Sheets as assets or liabilities and measured at fair value. For derivatives designated as hedges of the fair value of assets or liabilities, the changes in fair values of both the derivatives and the hedged items are recorded in current earnings. For derivatives designated as cash flow hedges, the effective portion of the changes in fair value of the derivatives are recorded in other comprehensive income (loss) and subsequently recognized in earnings when the hedged items impact income. Changes in the fair value of derivatives not designated as hedges and the ineffective portion of cash flow hedges are recorded in current earnings.

Fair Value of Financial Instruments

        At December 31, 2007, our long-term debt consists of amounts owed under the First and Second Lien Term Loans and revolving credit agreement, which bear interest at floating market rates, and consequently, the recorded amounts approximate fair value. At December 31, 2007, we have notes receivable outstanding which bear interest at market rates, and consequently, the recorded amounts approximate fair value. The fair value of the Series A and B preferred stock outstanding at December 31, 2007 was $883.1 million in aggregate. The recorded amounts of all other financial instruments, which consist of cash and cash equivalents, accounts receivable, net, accounts payable, accrued expenses, and other liabilities, approximate fair value due to the short maturity of the instruments.

Comprehensive Income

        SFAS No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and presentation of comprehensive income (loss) and its components in the financial statements. Comprehensive income (loss) is defined as the change in equity resulting from recognized transactions and other events and circumstances from non-owner sources. As Successor, we have included the disclosures required by this pronouncement in our Consolidated Statements of Stockholders' (Deficit) Equity. As Predecessor, we had no components of other comprehensive income (loss).

Foreign Currency Translation

        For our international operations, local currencies have been determined to be the functional currencies. We translate the financial statements of international subsidiaries to their U.S. dollar equivalents at end-of-period currency exchange rates for assets and liabilities and at average currency exchange rates for revenues and expenses in accordance with SFAS No. 52, "Foreign Currency Translation." We record these translation adjustments as a component of other comprehensive income (loss) within stockholders' (deficit) equity. We recognize transaction gains and losses arising from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency as incurred in our Consolidated Income Statements. We incurred foreign currency transaction gains (losses) of $5.7 million, $0.3 million, and $(2.3) million for the years ended December 31, 2007 and 2006 and the nine months ended December 31, 2005, respectively, which have been included in SG&A in our Consolidated Income Statements. As Predecessor, the impact of foreign currency translation is included in net investment from our Parent.

Business Segments

        SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for defining business segments and disclosing information about them. As Predecessor and Successor, we operate our plasma-derived protein therapeutics business as a single reportable business segment since all operating activities are directed from our North Carolina headquarters and all of our products are the result of a common manufacturing process based on a single feedstock.

Earnings Per Share

        Basic and diluted income (loss) per share available to common stockholders is presented in conformity with SFAS No. 128, "Earnings per Share," and the related interpretation in EITF 03-6, "Participating Securities and the Two Class Method under FASB Statement No. 128," which provides guidance regarding the computation of earnings per share by companies that have issued securities that contractually entitle the holder to participate in dividends and earnings of a company. We consider our common stock held by IBR to be a separate class of common stock as these common shares have put rights that entitle the holder to receive 8% accretion on the put value that the holders are entitled to receive. We repurchased 148,154 common shares from IBR on February 1, 2008 and the remaining 120,125 common shares from IBR effective April 1, 2008 as a result of IBR's exercise of their put right. Accordingly, effective April 1, 2008, we have ceased the accretion charges associated with the IBR shares. Additional information regarding the put exercise is included in Note 24, "Subsequent Events."

        In accordance with SFAS No. 128, we compute basic income (loss) per share by dividing the net income (loss) available to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted income (loss) per share includes the effects of dilutive potential common shares, and assumes that convertible equity and debt instruments were converted into common stock as of the beginning of the period or upon issuance if dilutive. Contingently issuable stock related to an acquisition is included in basic income (loss) per share calculations when all necessary conditions have been achieved and prospectively from that date. Contingently issuable stock is included in diluted income (loss) per share calculations as of the beginning of the period when the conditions are currently being achieved, treating the end of the period as the end of the contingency period.

        In March 2008, we changed our method of calculating earnings per share for restricted common stock, issued to employees, that is redeemable, only upon their death or disability (separation), for an amount other than fair value. We previously treated the entire periodic adjustment to the security's carrying amount from the application of Topic D-98 as being akin to an actual dividend. Under the new method, we treat only the portion of the periodic adjustment to the security's carrying amount from the application of Topic D-98 that reflects a redemption in excess of fair value as being akin to an actual dividend. These shares are redeemable for cash equal to the greater of fair value at the separation date or the settlement date, generally up to 90 days after the separation date. However, settlement may be delayed under certain circumstances.

        Our obligation to make such cash payments may be deferred subject to (i) applicable law, (ii) financial covenants with lenders and (iii) preferred stockholder agreements; with the payment due for such shares being deferred only to the extent necessary until the last day of the first fiscal quarter during which we may make cash payment for such shares. At such time, the employee shall receive a payment equal to the fair market value of the shares on such settlement date, or if greater, the date on which the employee's continuous service terminated (separation date).

        In accordance with Emerging Issues Task Force ("EITF") Topic D-98, "Classification and Measurement of Redeemable Securities" ("EITF D-98"), we present the earned compensation value of these restricted shares that have vested within the mezzanine equity section of our balance sheet. At the end of each reporting period, we adjust such amounts presented in the mezzanine section of our balance sheet to the fair value of common stock at the balance sheet date. The offsets to these periodic adjustments to the mezzanine equity carrying value are recorded as charges/credits to retained earnings (or additional paid-in capital in periods when there is an accumulated deficit).

        Prior to the change in accounting principle, for earning per share purposes, such periodic balance sheet adjustments to mezzanine equity were entirely reflected in the EPS calculation each period as an increase or decrease of net income to arrive at net income available to common stockholders akin to an actual dividend as described in EITF Topic D-98. The restricted shares were issued in December 2006 and a charge to compensation expense was recorded at the fair value of the shares with an offset to the mezzanine carrying value in the balance sheet. No additional adjustment to the carrying value was required at December 31, 2006. For the year ended December 31, 2007, cumulative balance sheet adjustment to the redemption value of the common stock was $0 as a result of a decline in the redemption value of the common stock since its issuance in December, 2006. Accordingly, under the prior earnings per share method the adjustment to net income to arrive at net income available for the year would be $0.

        Under the new method for earnings per share purposes, we treat only the portion of the periodic adjustment to the security's carrying amount from the application of Topic D-98 that reflects a redemption in excess of fair value as being akin to an actual dividend. Since there have been no separations to date, no portion of the periodic adjustments to the security's carrying amount in the balance sheet require reflection in earnings per share. In the event a separation and settlement occur within the same reporting period, we will reflect a charge in earnings per share for the portion of the periodic adjustment that reflects the separation value paid in excess of the fair value of the common stock on the settlement date. In the event separation occurs in one period and settlement occurs in a later period, we will reflect a charge in earnings per share in the period of separation for the portion of the periodic adjustment to the security's carrying value that reflects a separation value in excess of the fair value on the settlement date, assuming that the end of the period is the settlement date. Accordingly, no portion of the amount is reflected in earnings per share until there is a separation. There have been no separations or settlements since the shares were issued in December, 2006.

Talecris Biotherapeutics Holdings Corp.

        The change in accounting follows the issuance in March 2008 of an amendment to D-98 permitting a choice among two accounting methods for earnings per share. We believe our change is to a preferable accounting method because the only benefit our common employee shareholders receive over other common shareholders is market price protection from declines in the fair value of the common stock from the separation date to the settlement date. As such, only the amount of the separation date fair value, if any, in excess of the settlement date fair value should be reflected in earnings per share.

        The change had no effect on net income.

        The table below summarizes potentially dilutive securities which have been considered in the computation of diluted earnings per common share. As Predecessor, for the three months ended March 31, 2005, the 1,000,000 shares issued in the Talecris formation transaction were utilized for both basic and diluted loss per common share.

	Successor
		Years Ended December 31,
	Nine Months Ended December 31, 2005
		2006	2007
Contingently issuable common shares to IBR	—	268,279	—
As converted 14% Junior Secured Notes	8,100,000	—	—
Series A and B preferred stock	2,630,790	10,730,790	10,730,790
Stock options	1,219,756	1,306,803	1,616,543
Restricted common stock	—	258,349	351,375

Total	11,950,546	12,564,221	12,698,708

        Our earnings per share calculations are included in Note 18, "Earnings Per Share."

Reclassifications

        We have reclassified $9.6 million of notes receivable related to financing arrangements with our third party plasma suppliers from operating activities to investing activities in our Consolidated Statement of Cash Flows for the year ended December 31, 2006 to conform to the 2007 presentation.

Recent Accounting Pronouncements Applicable to the Company Not Yet Adopted

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations," (SFAS No. 141R) which replaces SFAS No. 141. SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS No. 141R also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. SFAS No. 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We are currently evaluating the requirements of SFAS No. 141R. We do not believe SFAS No. 141R will have a material impact on our consolidated financial statements upon adoption.

        In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51," which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. SFAS No. 160 will not have a material impact on our consolidated financial statements based on our current ownership interests.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," providing enhanced guidance on the use of fair value to measure assets and liabilities. SFAS No. 157 also provides for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard does not expand the use of fair value, but applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We will adopt SFAS No. 157 on January 1, 2008. We are currently evaluating the requirements of SFAS No. 157. We do not believe SFAS No. 157 will have a material impact on our consolidated financial statements.

3.    Formational Transactions

        We began operations as Talecris Biotherapeutics Holdings Corp. on April 1, 2005, as a result of the March 31, 2005 purchase of the net assets of Bayer Plasma from Bayer. The acquisition was effected by Talecris Holdings, LLC. We are a majority-owned subsidiary of Talecris Holdings, LLC. Talecris Holdings, LLC is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings, LLC are held by Cerberus-Plasma Holdings LLC. As part of our overall formational activities, we also acquired 100% of the outstanding common stock of Precision on April 12, 2005 from Ampersand.

Bayer Plasma Acquisition

        On March 31, 2005, we acquired certain assets, properties, and operations of Bayer Plasma and assumed certain liabilities from Bayer pursuant to the terms of an Amended and Restated Joint Contribution Agreement (JCA). The purchase price per the JCA of $409.3 million was adjusted for the estimated values of foreign inventories retained by Bayer and the final determination of working capital, as described below. The total consideration consisted of $303.5 million of cash, 1,000,000 shares of our common stock, and one share of 14% Junior Preferred Stock.

        The common stock issued to Bayer included an embedded put/call feature under which Bayer was entitled to exercise the put after March 31, 2010 or we were entitled to call the common stock beginning on April 1, 2007, subject to other defined events. The fair value of the common stock with the embedded put/call feature was estimated at $10.8 million at March 31, 2005 and was included in our derivation of the purchase price. Additional information regarding the common stock issued to Bayer is included in Note 16, "Stockholders' (Deficit) Equity."

        The Junior Preferred Stock was non-voting and was mandatorily redeemable on December 31, 2010, or upon certain other transactions involving our assets or common stock. Although the Junior Preferred

Stock had no notional face amount, the liquidation preference was to increase by cumulative accrued dividends of 6% from January 1, 2006 through the liquidation or redemption date, determined as if the actual liquidation preference of the Junior Preferred Stock had been its face amount as of January 1, 2006. The liquidation value was determined based upon the achievement of certain annual sales targets, as defined, and increases to liquidation value were not to exceed $10.0 million annually for a five year period. Under this earn-out feature, Bayer could earn up to $50.0 million, which we included in the derivation of the purchase price and as an additional liability at the acquisition date. We repurchased 80% of Bayer's one share of Junior Preferred Stock with the payment of an agreed upon pro-rated earn-out of $26.8 million on December 30, 2005, resulting in a $13.2 million difference between the pro-rated contingent consideration of $40.0 million and the agreed amount of $26.8 million, which we recorded as an extraordinary gain in our Consolidated Income Statement for the nine months ended December 31, 2005. On March 31, 2006, we purchased the remaining 20% of Bayer's one share of Junior Preferred Stock with the payment of an agreed upon pro-rated earn-out of $6.7 million, resulting in a $3.3 million difference between the pro-rated contingent consideration of $10.0 million and the agreed amount of $6.7 million, which we recorded as an extraordinary gain in our Consolidated Income Statement for the year ended December 31, 2006.

        The cash portion of the acquisition was partially financed by $125.0 million of funding provided by affiliates of Cerberus and Ampersand. The remainder of the cash purchase price was financed by $199.9 million that we borrowed under our then existing secured credit facility with JPMorgan. Cerberus and Ampersand received 12% Second Lien Notes with a fair value equal to their face amount of $25.0 million; 14% Junior Secured Convertible Notes with a fair value equal to their face amount of $90.0 million; and 100,000 shares of Series A preferred stock with a fair value of $7.1 million, all in exchange for the $125.0 million of cash funding. The 12% Second Lien Notes were subsequently repaid and retired and the 14% Junior Secured Convertible Notes were subsequently converted into 900,000 shares of Series A preferred stock in connection with our recapitalization transaction as discussed in Note 11, "Credit Agreements and Long-Term Debt." Additional information regarding the Series A preferred stock is included in Note 15, "Redeemable Series A and B Senior Convertible Preferred Stock."

        We incurred transactions fees totaling $15.3 million, which were included in our derivation of the purchase price. These transaction fees included $2.2 million and $1.5 million which we paid to Cerberus and Ampersand, respectively, related to acquisition due diligence. We also paid Cerberus $0.8 million related to the issuance of the 12% Second Lien Notes, which we capitalized as deferred financing costs.

        Through an agreement with Bayer, the purchase price was reduced to reflect working capital adjustments of $0.6 million and $54.2 million during the year ended December 31, 2006 and the nine months ended December 31, 2005, respectively. The working capital adjustments included, among other items, $10.7 million related to inventories acquired which did not meet the product release specifications due to a pre-acquisition production issue, which we detected post-acquisition.

        The following table summarizes the Bayer Plasma purchase price:

Purchase price per JCA	$409,250
Less: foreign inventories retained by Bayer	(105,750)
Less: working capital adjustments	(54,790)

JCA purchase price, as adjusted	248,710
Transaction costs	15,308
Fair value of obligation under common stock put/call option	10,765
Estimated contingent consideration due to Bayer	50,000

Total purchase price of Bayer Plasma net assets	$324,783

        We allocated the purchase price to the net assets acquired based upon their estimated fair values at the acquisition date in accordance with SFAS No. 141. We estimated the fair value of inventories based upon their stage of completion. Finished goods were valued based on the estimated cost of disposal and a reasonable profit for selling efforts. Work-in-process inventories were valued at the estimated selling price of the finished goods less the sum of costs to complete, costs of disposal, and a reasonable profit for selling efforts and efforts to complete the manufacturing process. Raw materials were valued at estimated replacement costs. The total fair value adjustment related to the acquired inventories was a net increase of $45.3 million, which we reflect as cost of goods sold when the related inventory is sold to unaffiliated third parties. At December 31, 2007 and 2006, minimal unamortized fair value adjustments related to the acquired inventories remain, as most inventories have sold through to unaffiliated third parties.

        Property, plant, and equipment and all other identifiable intangible assets were recorded at zero value as the fair value of the current assets acquired exceeded the aggregate consideration and liabilities assumed. The excess of the fair value of the net current assets acquired over the purchase price was recorded as negative goodwill and has been recognized as an extraordinary gain for the nine months ended December 31, 2005 in our Consolidated Income Statement. The following table summarizes the estimated fair value of the net current assets recorded and liabilities assumed:

Inventories	$596,062
Other current assets	1,939

Total assets	598,001
Other short-term liabilities	(19,840)
Deferred margin	(1,075)

Net assets acquired	577,086
Total purchase price of Bayer Plasma net assets	(324,783)

Net assets in excess of purchase price—negative goodwill	$252,303

        The following table summarizes the allocation of negative goodwill to the net assets acquired:

	Fair Market Value	Allocation of Negative Goodwill	Fair Market Value after Negative Goodwill Allocation
Inventories	$596,062	$—	$596,062
Other current assets	1,939	—	1,939
Property, plant, and equipment	118,440	(118,440)	—
Intangible assets	279,500	(279,500)	—

Total assets	995,941	(397,940)	598,001
Other short-term liabilities	(19,840)	—	(19,840)
Deferred margin	(1,075)	—	(1,075)

Total liabilities	(20,915)	—	(20,915)

Net assets acquired	975,026	(397,940)	577,086
Purchase price	(324,783)	—	(324,783)

Negative goodwill	$650,243	$(397,940)	$252,303

Precision Acquisition

        On April 12, 2005, we acquired 100% of the common stock of Precision from Ampersand for $16.8 million, including the assumption of $3.3 million in debt. We acquired Precision to increase manufacturing capacity primarily at the fractionation step of the production process. The acquisition was financed through the issuance to Ampersand of $2.8 million in 12% Second Lien Notes with a fair value equal to their face value and 192,310 shares of Series B preferred stock with a fair value of $13.6 million at March 31, 2005. The 12% Second Lien Notes were subsequently repaid and retired in connection with our recapitalization transaction as discussed in Note 11, "Credit Agreements and Long-Term Debt." Additional information regarding the Series B preferred stock is included in Note 15, "Redeemable Series A and B Senior Convertible Preferred Stock."

        The following table summarizes the Precision purchase price:

Fair value of Series B preferred stock	$13,565
Issuance of 12% Second Lien Notes	2,769
Transaction costs	481

Total purchase price of Precision shares	$16,815

        We allocated the purchase price to the net assets acquired based upon their estimated fair values at the acquisition date in accordance with SFAS No. 141. The value of property, plant, and equipment was reduced by the excess of the fair value of the net assets acquired over the purchase price. The following table summarizes our allocation of the purchase price to the net assets acquired:

Cash and cash equivalents	$1,252
Inventories	1,228
Other current assets	2,097
Property, plant, and equipment	17,626

Total assets	22,203
Accounts payable and other liabilities	(2,087)
Debt	(3,301)

Total liabilities	(5,388)

Net assets acquired	$16,815

        The results of Precision's operations are included in our Consolidated Income Statements from the date of acquisition. Pro forma financial results for the period from April 1, 2005 through April 11, 2005 are not material to our consolidated financial statements.

4.    Business Acquisitions

November 18, 2006 IBR Acquisition

        On November 18, 2006, we acquired certain assets and assumed certain liabilities from IBR pursuant to an Asset Purchase Agreement (APA), in order to create a platform for the partial vertical integration of our plasma supply chain. Under the terms of the APA, we acquired plasma collection centers in various stages of development for a maximum aggregate purchase price of $135.0 million, subject to working capital and other adjustments. Under the terms of the APA, the purchase price was comprised of a cash payment of $100.0 million at closing and contingent consideration upon the achievement of certain milestones and other events of up to $35.0 million in the form of our common stock which could be put back to us for cash at the seller's election, under certain circumstances. Under the milestone provisions of the APA, we could be required to pay up to $15.0 million in the form of our common stock or cash if plasma production volumes at acquired centers achieve certain thresholds during the measurement period, as defined, ending on December 31, 2009. We could also be required to pay up to $20.0 million in the form of our common stock or cash if certain centers are inspected and receive regulatory licensure within the time period allotted in the APA.

        Prior to the acquisition, IBR represented our second largest third-party supplier of plasma. We applied the guidance under EITF Issue No. 04-1, "Accounting for Preexisting Relationships between the Parties to a Purchase Business Combination," to our preexisting supply arrangement with IBR. EITF Issue No. 04-1 requires that a business combination between two parties that have a preexisting relationship be evaluated to determine if a settlement of a preexisting relationship exists. EITF Issue No. 04-1 requires that a settlement gain or loss be measured as the lesser of (i) the amount by which the contract is favorable or unfavorable under market terms from the perspective of the acquirer or (ii) the stated settlement provisions of the contract available to the counterparty to which the contract is unfavorable. In accordance with EITF Issue No. 04-1, we determined that there was no settlement of the preexisting relationship giving rise to a settlement gain or loss. Our preexisting supply agreement with IBR was subject to annual price negotiations that reflected a market rate commensurate with our other plasma supply agreements.

        As a result of our preexisting relationship with IBR, we had various financial transactions that were recorded on our Consolidated Balance Sheet at the acquisition date, primarily related to funding advances, loans receivable, and prepayments for plasma. At the acquisition date, our Consolidated Balance Sheet also included certain amounts that we owed to IBR. We included the net amounts due from IBR at the acquisition date, totaling $9.6 million, as additional purchase price. In accordance with the terms of the APA, the closing cash payment was adjusted for a sources and uses of cash provision totaling $2.4 million as mutually agreed by the parties. We incurred transaction costs totaling $4.4 million which have been reflected as additional purchase price. A portion of the closing cash payment, totaling $2.0 million, was subject to a holdback provision, subject to settlement at the time of the working capital settlement.

        The following table summarizes the purchase price at the acquisition date:

Closing payment per APA	$100,000
Agreed upon closing APA adjustments	2,414
Holdback	(2,008)

Cash disbursed upon closing	100,406
Pre-acquisition amounts due from IBR, net	9,583
Transaction costs	4,365

Total purchase price at the acquisition date	$114,354

        We considered various factors in determining the purchase price, and ultimately, the establishment of goodwill. The purchase price considered, but was not limited to, our expected future plasma requirements in light of the anticipated reduction of available third party suppliers, the cost of developing our own plasma collection platform, as well as synergies of a partially vertically integrated plasma supply chain. We also considered various other factors in determining the purchase price, including our need to partially vertically integrate our plasma supply chain to enhance the predictability and sustainability of our plasma supply. The purchase price was allocated to the net assets acquired utilizing the methodology prescribed in SFAS No. 141. Our initial allocation of the purchase price resulted in goodwill of $73.2 million as presented in the following table.

Cash and cash equivalents	$208
Inventory	22,798
Other current assets	941
Property, plant, and equipment	13,767
Intangible assets	6,683
Other long-term assets	217
Goodwill	73,235

Total assets acquired	117,849
Accounts payable and other liabilities assumed	(3,495)

Total purchase price at the acquisition date	$114,354

        On June 9, 2007, the APA was amended to provide for the acceleration of all milestone and other amounts owed to IBR under the contingent consideration provision of the APA. Pursuant to this acceleration, we issued 268,279 shares of our common stock to IBR on June 9, 2007, of which 68,071 shares were immediately delivered to IBR and 200,208 shares were placed in escrow to secure against breaches and warranties under the APA. The total fair value of the consideration accelerated was determined to be $45.6 million, calculated as the number of issued common shares multiplied by the then fair value per share of our common stock as determined by our Board of Directors ($170.00 per common share), of which $8.6 million was considered to be an inducement to enter into the June 9, 2007 agreement and is included in "Other" long-term assets on our December 31, 2007 Consolidated Balance Sheet. The remaining amount of $37.0 million was considered to be additional purchase price, and recorded as goodwill. As indicated above, IBR had the right to put the shares back to us for cash ($124.87 per share) under certain circumstances prior to June 30, 2008. IBR was entitled to interest at a rate of 8% per annum from the issuance date of the shares through December 31, 2007. We recorded our initial obligation under the put feature of $33.5 million and accreted during 2007 to the maximum put value of $35.1 million on our December 31, 2007 Consolidated Balance Sheet in the line titled "Obligation under common stock put/call option" as a result of the put right. The difference on June 9, 2007 between the put value and the fair value of the common stock of $12.1 million was recorded as "additional paid-in capital" on our Consolidated Balance Sheet at December 31, 2007. Additionally, during the year ended December 31, 2007, the purchase price, and as a result goodwill, was adjusted by $0.8 million to reflect the final working capital settlement and other adjustments.

        On December 3, 2007, we entered into another amendment to our APA, which resulted in the release of 40,042 shares of common stock held in escrow to IBR. The release of these shares did not have an impact on the purchase price or recorded goodwill.

        On January 1, 2008, IBR provided legal notice to Talecris and exercised their put right for 148,154 common shares. On February 1, 2008, we repurchased 148,154 common shares from IBR at a put price of $124.87 per share, plus accrued charges. Subsequent to our repurchase of our common shares from IBR on February 1, 2008, IBR held 120,125 shares which IBR had the right to put to us after March 31, 2008 under certain defined terms at $124.87 per share. These shares accrue interest at 8% per annum from December 31, 2007 to the put payment date. IBR notified us in March 2008 that they would be exercising their put right for the remaining 120,125 shares effective April 1, 2008.

        The results of operations for the assets purchased from IBR have been included in our consolidated financial statements from the date of the acquisition. The following pro forma results of operations assume that the acquisition of the IBR net assets occurred as of the beginning of 2006. The pro forma results for the year ended December 31, 2006 presented below reflect our historical data and the historical data of the acquired IBR plasma collections centers adjusted for amortization of intangible assets ($0.2 million), elimination of intercompany sales ($67.9 million), and related cost of goods sold ($63.2 million) and inventory transactions with IBR ($4.7 million). The pro forma results of operations presented below may not be indicative of the results we would have achieved had we completed the acquisition on January 1, 2006, or that we may achieve in the future.

	Talecris	IBR	Historical Results	Pro forma Adjustments	2006 Pro forma Results
Total net revenue	$1,128,719	$73,044	$1,201,763	$(67,931)	$1,133,832
Cost of goods sold	684,750	68,009	752,759	(63,248)	689,511

Gross profit (loss)	443,969	5,035	449,004	(4,683)	444,321
Operating expenses	308,249	20,380	328,629	201	328,830
Other expense	49,107	3,882	52,989	—	52,989
Provision for income taxes	2,222	—	2,222	—	2,222

Income (loss) before extraordinary items	$84,391	$(19,227)	$65,164	$(4,884)	$60,280

Historical Talecris loss per common share before extraordinary items (Note 18):
Basic					$(958.67)

Diluted					$(958.67)

2006 Pro forma Results
Pro forma loss per common share before extraordinary items—basic and diluted:
Numerator:
Pro forma income before extraordinary items	$60,280
Less:
Dividends paid to preferred stockholders	(760,000)
Series A preferred stock undeclared dividends	(1,729)
Series B preferred stock undeclared dividends	(2,150)
Accretion of common stock put/call option	(1,105)

Pro forma loss available to common stockholders before extraordinary items—basic and diluted	$(704,704)

Denominator:
Weighted average common shares outstanding	709,932
Plus contingently issuable shares to IBR	268,279

Pro forma weighted average common shares—basic and diluted	978,211

Pro forma loss per common share before extraordinary items:
Basic	$(720.40)

Diluted	$(720.40)

June 9, 2007 IBR Acquisition

        On June 9, 2007, we purchased three plasma collection centers from IBR pursuant to a Purchase and Sale of Assets Agreement, of which one collection center was licensed by the FDA and two collection centers were unlicensed at the acquisition date. Under the terms of the agreement, the purchase price was $16.2 million, subject to a working capital adjustment, of which $1.0 million was placed in escrow, pending FDA licensure of the two unlicensed centers acquired. We acquired the plasma collection centers to further support our plasma supply vertical integration efforts. Subsequently, the two unlicensed collection centers received FDA licensure, which resulted in the release of the escrowed funds to IBR. The results of operations of the acquired centers are included in our Consolidated Income Statement from the date of acquisition. Pro forma results are not material to our consolidated financial statements.

        The following table summarizes the purchase price:

Purchase price to IBR	$16,211
Transaction costs	475

Total purchase price	$16,686

        The purchase price was allocated to the net assets acquired utilizing the methodology prescribed in SFAS No. 141. The following table summarizes our allocation of the purchase price.

Cash and cash equivalents	$55
Inventory	2,209
Property, plant, and equipment	1,095
Intangible assets	280
Goodwill	13,089

Total assets acquired	16,728
Current liabilities assumed	(42)

Net assets acquired	$16,686

        Concurrently with the execution of the June 9, 2007 agreement, we entered into a five-year plasma supply agreement with IBR under which the final accounting and allocation of the consideration will be dependent upon future events. This supply agreement, as amended on December 3, 2007 is discussed further in Note 13, "Commitments and Contingencies."

5.    Goodwill and Intangible Assets, net

        Changes to the carrying amount of goodwill for the years ended December 31, 2007 and 2006 were as follows:

	IBR 1	IBR 2	Total
Balance at December 31, 2005	$—	$—	$—
Allocation of preliminary purchase price	73,235	—	73,235

Balance at December 31, 2006	73,235	—	73,235
Allocation of preliminary purchase price	—	13,089	13,089
Contingent consideration payments	37,007	—	37,007
Working capital and other adjustments	826		826

Balance at December 31, 2007	$111,068	$13,089	$124,157

        In the table above, IBR 1 refers to our November 2006 acquisition of plasma collection centers from IBR and IBR 2 refers to our June 2007 acquisition of three plasma collection centers from IBR, which are both discussed further in Note 4, "Business Acquisitions." We performed our annual goodwill impairment testing during the fourth quarter of 2007, which resulted in no impairment of the recorded amounts.

        Information regarding our intangible assets is as follows:

		December 31, 2007		December 31, 2006
	Amortization Period	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Customer relationships	5 years	$230	$46	$230	$—
Non-competition agreements	3 years	553	184	553	—
Regulatory licenses	Indefinite	6,180	—	5,900	—

Total		$6,963	$230	$6,683	$—

        Our intangible asset amortization expense for the year ended December 31, 2007 was $0.2 million. We anticipate minimal intangible asset amortization expense for each of the five succeeding fiscal years given our intangible assets subject to amortization at December 31, 2007. We performed our annual impairment testing of indefinite-lived intangible assets during the fourth quarter of 2007, which resulted in no impairment of the recorded amounts.

6.    Transition Agreements with Bayer

        We entered into a number of transition services agreements with Bayer in conjunction with our overall formation activities. Under these agreements, Bayer affiliates provide a number of services related to operational support, information technology, and product distribution for various periods of time. Most of these agreements have been terminated as we have developed and implemented capabilities to provide these activities ourselves, or in certain cases, contracted with third parties. A summary of key agreements is included in the following sections.

        As Predecessor, Bayer provided us with supporting functions and services which were similar to those provided to us under the transition services agreements, such as information systems, accounting and finance, sales and marketing, packaging and testing, purchasing, research and development, and legal services. The cost for such services were charged to us based on a determination of the service provided primarily using activity-based allocation methods based primarily on revenue and headcount and were included in SG&A and R&D based upon the nature of the service provided. In the Predecessor period, Bayer also provided us with manufacturing services for the production of certain products at established transfer prices which were included in cost of goods sold. As Predecessor, we supplied a plasma-derived product (PPF powder) to Bayer at an established transfer price. Sales of PPF powder to Bayer amounted to $8.1 million for the three months ended March 31, 2005 and are reflected in net revenue.

Service Agreements

        We entered into a number of transition services agreements with Bayer, which were primarily general and administrative in nature in conjunction with our March 31, 2005 formational activities. Under these agreements, Bayer affiliates provided us with various services related to operational support for our finance, human resources, information technology, sales and customer support, regulatory, research and development, clinical, procurement, and logistics functions. We have since terminated most of the services provided under these agreements as we have developed internal capabilities, or in certain cases, contracted with independent third parties, to assume these functions. We continue to use limited regulatory support services provided by Bayer affiliates until we are able to acquire marketing authorizations in selected European countries, which we anticipate will occur during 2008. Total fees under transition services agreements were $2.3 million, $23.5 million, and $12.3 million for the years ended December 31, 2007 and 2006 and the nine months ended December 31, 2005, respectively, which have been charged to the appropriate categories in our Consolidated Income Statements based upon the nature of the services provided. During the year ended December 31, 2006 and the nine months ended December 31, 2005, we provided Bayer with services related to operations such as collections, facilities use, pre-clinical, pathogen safety, and clinical support, for which we recognized fees totaling $1.2 million and $7.1 million, respectively, within "other net revenue" in our Consolidated Income Statements. No such services were performed during 2007.

Distribution Services and Supply Agreements

        We entered into a number of international distribution services and supply agreements with Bayer in conjunction with our March 31, 2005 formational activities under which Bayer affiliates provided supply and distribution services to us for various periods of time in a number of geographic regions outside of the United States. Under the terms of certain of these distribution agreements, we agreed to reimburse Bayer affiliates for their SG&A, which we reflected as a reduction of net revenue in our Consolidated Income Statements. We recorded $0.9 million, $17.0 million, and $16.9 million for the years ended December 31, 2007 and 2006 and the nine months ended December 31, 2005, respectively, related to such SG&A reimbursements. Under the terms of certain international distribution agreements with Bayer affiliates, we are obligated to repurchase inventories from Bayer affiliates upon termination of such agreements if Bayer so elects. As a result, we defer revenue recognition for sales under such distribution agreements until the inventories are sold to unaffiliated third parties. The gross sales value of products shipped under these agreements for the years ended December 31, 2007 and 2006 and the nine months ended December 31, 2005 was $61.1 million, $131.6 million, and $186.6 million, respectively. At December 31, 2007 and 2006, deferred margin totaling $0.8 million and $10.6 million, respectively, has been included on our Consolidated Balance Sheets.

        We have terminated the original distribution agreements with Bayer as we have developed internal capabilities, or in certain cases, contracted with independent third parties, to assume these functions. We continue to utilize Bayer for certain supply and distribution services in Portugal. In August 2007, we entered into an Amended and Restated European Product Sales Agreement (Phase I) with a European Bayer affiliate effective through December 31, 2008, which included terms similar to the previous agreement. Under the terms of the amended agreement, the Bayer affiliate will continue to test, package, and ship our products to certain European distributors during 2008.

        On April 1, 2006, we launched our Canadian operations, Talecris Biotherapeutics, Ltd., and as a result terminated our Canadian distribution agreement with Bayer on March 31, 2006. In connection with the launch of our Canadian operations, we repurchased inventories in the amount of $6.2 million from Bayer. In December 2006, we began transitioning Phase I activities from Bayer with the launch of Talecris Biotherapeutics, GmbH, which assumed responsibility for sales and marketing activities in Germany and ultimately throughout Europe. In addition, we contracted with a third party for logistic services within Germany. As provided in our distribution agreements with the European Bayer affiliate, we repurchased inventories in the amount of $81.9 million and $15.8 million for the years ended December 31, 2007 and 2006, respectively. We anticipate that we will be required to repurchase inventories approximating $30.0 million during 2008 for inventories currently on hand with this Bayer affiliate as we finalize the transition from Bayer to the unaffiliated third party distributor.

PPF Powder Supply Agreement

        We supply PPF powder (a plasma-derived intermediate product) to Bayer for use in their production process. The original term of the contract expires on December 31, 2008 and may be renewed at Bayer's option for two additional two-year periods. Volumes of product to be supplied are determined within the stated minimum and maximum values. Pricing for the products are subject to annual adjustment for inflation and other factors. The sales of PPF powder to Bayer totaled $28.4 million, $40.6 million, and $35.8 million for the years ended December 31, 2007 and 2006 and the nine months ended December 31, 2005, respectively, and are included in product net revenue in our Consolidated Income Statements.

Bayer Supply Agreement

        Bayer performs certain purification, filling, and packaging processes related to our Thrombate III (anti-thrombin III) product and purification for a portion of intermediate paste material used in the manufacture of our Prolastin product. The initial term of the agreement was through December 31, 2006, with the possibility of two annual extensions at our option, and an additional year under certain conditions. We have exercised the extension options through December 31, 2008. Volumes to be provided are subject to Talecris' requirements, within certain minimum and maximum levels. Achievement of product specifications and other commitments by both parties are also included in the agreement. Total fees charged to us under this agreement were $9.5 million for the year ended December 31, 2007 and $14.4 million for both the year ended December 31, 2006 and the nine months ended December 31, 2005. These fees have been charged to inventoriable costs for the related products.

7.    Collaborative and Other Agreements

        We licensed certain technology for a human plasma-derived product to an unaffiliated third party for their use in the treatment of an ophthalmic condition. Under the terms of the license, we also agreed to co-develop, and once approved, supply the product. The license required milestone payments by the third party to us, based on the successful completion of certain activities or approvals received by the third party.

We could have received up to a maximum of $20.0 million of future milestone payments under this arrangement. During 2005, we received a $2.0 million milestone payment, for which we deferred revenue recognition. Under a separate co-development agreement with this third party, we were paid for collaborative development of another product. No material cost reimbursements were received under the co-development agreement for the periods presented. During 2007, this unaffiliated third party cancelled the human plasma derived product research and the milestone payment arrangements were transferred to the co-development agreement. During February 2008, this unaffiliated third party also terminated the co-development agreement, which will result in the recognition of revenue for the unamortized milestone payment in the first quarter of 2008.

        We have an agreement through 2008 to provide albumin to be used by an unaffiliated third party in conjunction with a proprietary product manufactured by them. We earn a commission on sales of the third party's product at a fixed rate which depends on the territory where the product is sold, as defined in the agreement. We also provide regulatory support as required. We earned commissions of $7.4 million, $5.7 million, and $4.1 million under this agreement for the years ended December 31, 2007 and 2006 and the nine months ended December 31, 2005, respectively, which we recognized as other revenue in our Consolidated Income Statements.

        We have licensed certain technology related to the formulation of one of our products to an unaffiliated third party. As consideration for the technology transfer, we received an upfront licensing fee of $4.0 million in 2007, of which 33% is refundable under certain conditions. We have deferred the recognition of revenue for the upfront payment at December 31, 2007. The upfront payment will be recognized as other revenue once our performance obligations have been completed, which we anticipate will occur during 2008. Under the terms of this agreement, we will also receive royalty payments from this third party, which escalate with volume.

        As discussed in Note 23 "Other Matters," we settled a patent litigation matter with Baxter during 2007. As a result of this settlement, Baxter will pay us for a period of four years from the settlement date an amount consisting of 1.2% of their net sales in the United States of Gammagard Liquid and any other product sold by Baxter or an affiliate in the United States under a different brand name that is a liquid intravenous immunoglobulin under a sublicensing agreement. We recorded $1.7 million of fees from Baxter during the year ended December 31, 2007 within other revenue in our Consolidated Income Statement.

8.    Inventories

        Inventories consisted of the following:

	December 31,
	2007	2006
Raw material	$137,117	$106,341
Work-in-process	206,706	242,639
Finished goods	142,023	160,329

Total inventories	$485,846	$509,309

        Our raw material inventories include unlicensed plasma and related testing costs of $26.4 million and $15.9 million at December 31, 2007 and 2006, respectively.

9.    Property, Plant, and Equipment, net

        Property, plant, and equipment, net consisted of the following:

	December 31,
	2007	2006
Land	$4,136	$4,136
Buildings and improvements	26,475	20,125
Machinery and equipment	48,177	24,078
Furniture and fixtures	3,355	1,667
Computer hardware and software	18,154	7,414
Capital lease of building	850	—

	101,147	57,420
Less: accumulated depreciation and amortization	(16,708)	(6,389)

	84,439	51,031
Construction in progress	60,236	39,343

Total property, plant, and equipment, net	$144,675	$90,374

        During 2006 and 2005, we recorded property, plant, and equipment acquired from the IBR net asset and Precision acquisitions at fair value as further discussed in Note 4, "Business Acquisitions," and Note 3, "Formational Transactions," respectively. The fair value of the property, plant, and equipment acquired from Bayer during our formation transaction was recorded at zero value as further discussed in Note 3.

        Successor depreciation and amortization expense was $10.5 million, $5.0 million, and $1.4 million for the years ended December 31, 2007 and 2006 and the nine months ended December 31, 2005, respectively. As Predecessor, our depreciation and amortization expense was $8.0 million for the three months ended March 31, 2005. The Predecessor period includes depreciation and amortization expense associated with property, plant, and equipment that we subsequently acquired from Bayer during our formation, which we recorded at zero value at March 31, 2005 because of negative goodwill as discussed in Note 3, "Formational Transactions". In the Successor period, we have not recorded depreciation and amortization expense associated with the property, plant, and equipment acquired from Bayer, as the net book value was recorded at zero value upon our formation.

10.    Investment in Affiliate

        On November 4, 2005, we paid $0.2 million to acquire 330,000 shares of Class 1 common stock of Centric Health Resources, Inc. (Centric), a Delaware corporation, with 1,000,000 issued and outstanding shares. Our investment in Centric is accounted for using the equity method of accounting based on the assessment that our 33% interest allows us to exercise significant influence but not control. Under the equity method, our investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of Centric as they occur. Our recognition of losses is limited to the extent of our investment in, advances to, and commitments for the investment. For the years ended December 31, 2007 and 2006 and for the two months ended December 31, 2005, Centric's net income totaled $1.3 million, $2.1 million, and $0.6 million, respectively, on net sales of $14.1 million, $12.8 million, and $1.8 million, respectively. Our equity in these earnings was $0.4 million, $0.7 million, and $0.2 million for the years ended December 31, 2007 and 2006 and the nine months ended December 31, 2005, respectively. Centric declared dividends totaling $0.2 million to us during 2007.

        Centric provides assistance in the management of our Prolastin Direct and Gamunex Direct programs (previously known as Talecris Direct). In this capacity, Centric provides warehousing, order fulfillment, distribution, home infusion, and customer relationship services for us primarily related to our U.S. sales of Prolastin. Centric maintains inventory on our behalf which they utilize to fill customer orders. Centric also provides assistance in collecting our related accounts receivable. We provide Centric a fee for each unit of product provided to patients which escalates with volume. These services were provided under a similar arrangement with another distributor for the period from April 1, 2005 through November 28, 2005. The total fees for such services for the years ended December 31, 2007 and 2006 were $14.5 million and $13.0 million, respectively. For the year ended December 31, 2007, we recorded $12.7 million and $1.8 million in cost of goods sold and SG&A, respectively, and for the year ended December 31, 2006, we recorded $12.5 million and $0.5 million in cost of goods sold and SG&A, respectively. For the two month period ended December 31, 2005, total fees for distribution services were $2.0 million and were recorded in cost of goods sold. The value of finished goods inventories that Centric held on our behalf was $7.3 million and $3.9 million at December 31, 2007 and 2006, respectively.

11.    Credit Agreements, Long-Term Debt, and Capital Lease Obligations

        We were obligated under the following debt instruments:

	December 31,
	2007	2006
First Lien Term Loan	$693,000	$700,000
Second Lien Term Loan	330,000	330,000
Revolver	113,037	79,920
Capital lease obligations	827	—

Total debt and capital lease obligations	1,136,864	1,109,920
Less: current maturities	(7,172)	(7,000)

Long-term debt and capital lease obligations, net of current maturities	$1,129,692	$1,102,920

December 6, 2006 Debt Recapitalization

        On December 6, 2006, we completed a recapitalization transaction in which we entered into the Morgan Stanley First and Second Lien Term Loans and the Wachovia Bank Revolving Credit Agreement as discussed below. The proceeds from the First and Second Lien Term Loans, in conjunction with a $67.3 million draw under the revolving credit facility, were used to repay and retire all outstanding principal and interest amounts owed under our then existing $440.0 million asset-based credit facility, as amended, repay and retire all outstanding principal and interest amounts owed to Cerberus and Ampersand under our then existing 12% Second Lien Notes, and pay accrued interest of $23.4 million to Talecris Holdings, LLC under the terms of our then existing 14% Junior Secured Convertible Notes, which were converted into 900,000 shares of Series A preferred stock at the holder's election. Further, we used the proceeds from the First and Second Lien Term Loans and the revolving credit facility to pay a cash dividend of $760.0 million to Talecris Holdings, LLC, pay a special recognition bonus of $34.2 million to eligible employees and members of our Board of Directors, and fund an irrevocable trust for $23.0 million for future payments under this special recognition bonus. Additional information regarding our preferred stock, the cash dividend, and the special recognition bonus is included in Note 15, "Redeemable Series A and B Senior Convertible Preferred Stock," Note 16, "Stockholders' (Deficit) Equity," and Note 20, "Deferred Compensation," respectively.

        In connection with the recapitalization, we incurred debt issuance costs of $25.2 million, which have been deferred and are being amortized over the related credit agreements' term using a method which approximates an effective yield amortization method. In addition, we incurred $1.1 million of termination fees and wrote off $7.8 million of unamortized deferred financing costs associated with the retired debt, which have been included in loss on extinguishment of debt in our Consolidated Income Statement for the year ended December 31, 2006. We recorded amortization expense of $3.8 million, $2.3 million, and $1.3 million for the years ended December 31, 2007 and 2006 and the nine months ended December 31, 2005, respectively, within interest expense, net, in our Consolidated Income Statements. At December 31, 2007 and 2006, unamortized deferred financing costs of $21.2 million and $24.7 million, respectively, have been included in other assets on our Consolidated Balance Sheets.

Morgan Stanley First Lien Term Loan Credit Agreement

        On December 6, 2006, we entered into a $700.0 million seven year First Lien Term Loan Credit Agreement (First Lien Term Loan) administered and arranged by Morgan Stanley Senior Funding, Inc. (Morgan Stanley).

        The terms of this facility require principal payments of $1.75 million quarterly with the balance due at maturity on December 6, 2013. We are required to make additional mandatory principal prepayments equal to 50% of the excess cash flow, as defined, within 95 days after each fiscal year end. In the event that our leverage ratio, as defined, falls below 3.50 to 1.00, our mandatory principal prepayments would be reduced to 25% of the excess cash flow. If our leverage ratio falls below 2.25 to 1.00, we are not required to make mandatory principal prepayments under the terms of the agreement. For the year ended December 31, 2007, our leverage ratio was 4.15 to 1.00. No additional mandatory principal repayments for 2007 were due.

        Borrowings under this facility bear interest at a rate based upon either the Alternate Base Rate (ABR) or the London Interbank Offered Rate (LIBOR), at our option, plus applicable margins. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50%, or the Prime Rate. The First Lien Term Loan accrues interest at the ABR plus 2.25% or LIBOR plus 3.50%. At December 31, 2007 and 2006, the interest rate on the First Lien Term Loan was 8.16% and 10.50%, respectively, and the weighted average interest rate was 9.07% and 10.50% for 2007 and 2006, respectively.

        The First Lien Term Loan is secured by a Pledge and Security Agreement dated December 6, 2006 under which substantially all of our real estate, manufacturing equipment, accounts receivable, inventory, and stock are pledged as security, each as defined within the agreement.

        The First Lien Term Loan requires that we enter into interest rate protection agreements for at least 50% of the aggregate outstanding principal for a period of at least 3 years from the effective date, as defined. At December 31, 2007, we have an interest derivative program consisting of interest rate swaps and caps for an aggregate notional amount of $675.0 million with tranches maturing on various dates through February 2013.

        The First Lien Term Loan contains default provisions, imposes restrictions on annual capital expenditures, and contains financial covenants which require us to maintain an initial maximum leverage ratio of 5.75 to 1.0, which decreases over the term, and an initial minimum interest coverage ratio of 1.65 to 1.00, which increases over the term. At December 31, 2007 our leverage and interest ratio requirements were 5.50 to 1.0 and 1.70 to 1.00, respectively.

Morgan Stanley Second Lien Term Loan Credit Agreement

        On December 6, 2006, we entered into a $330.0 million eight year Second Lien Term Loan Credit Agreement (Second Lien Term Loan) administered and arranged by Morgan Stanley.

        Outstanding principal under this facility is due and payable on the maturity date of December 6, 2014. We are required to make additional mandatory principal prepayments equal to 50% of the excess cash flow, as defined, within 95 days after each fiscal year end. In the event that our leverage ratio, as defined, falls below 3.50 to 1.00, our mandatory principal prepayments would be reduced to 25% of the excess cash flow. If our leverage ratio falls below 2.25 to 1.00, we are not required to make mandatory principal prepayments under the terms of the agreement. The additional mandatory principal prepayment provision associated with the Second Lien Term Loan is only applicable after termination of the First Lien Term Loan.

        Borrowings under this facility bear interest at a rate based upon either ABR or LIBOR, at our option, plus applicable margins. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50%, or the Prime Rate. The Second Lien Term Loan accrues interest at the ABR plus 5.25% or LIBOR plus 6.50%. At December 31, 2007 and 2006, the interest rate on the Second Lien Term Loan was 11.38% and 13.50%, respectively, and the weighted average interest rate was 12.13% and 13.50% for 2007 and 2006, respectively.

        The Second Lien Term Loan is secured by a Pledge and Security Agreement dated December 6, 2006 under which substantially all of our real estate, manufacturing equipment, accounts receivable, inventory, and stock are pledged as security, each as defined within the agreement.

        The Second Lien Term Loan requires that we enter into interest rate protection agreements for at least 50% of the aggregate outstanding principal for a period of at least 3 years from the effective date, as defined. At December 31, 2007, we have an interest derivative program consisting of interest rate swaps and caps for an aggregate notional amount of $675.0 million with tranches maturing on various dates through February 2013.

        The Second Lien Term Loan contains default provisions, imposes restrictions on annual capital expenditures, and contains financial covenants which require us to maintain an initial maximum leverage ratio of 7.20 to 1.00, which decreases over the term, and an initial minimum interest coverage ratio of 1.40 to 1.00, which increases over the term. At December 31, 2007, our leverage and interest ratio requirements were 6.70 to 1.00 and 1.50 to 1.00, respectively.

Wachovia Bank Revolving Credit Agreement

        On December 6, 2006 we entered into a $325.0 million five year asset-based credit agreement administered by Wachovia Bank N.A. (Wachovia) and arranged by Morgan Stanley. At December 31, 2007, $1.7 million was being utilized for letters of credit and $210.3 million was unused and available.

        Borrowings under this facility bear interest at a rate based upon either the ABR or LIBOR, at our option, plus applicable margins based upon borrowing availability. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50% or the Prime Rate. Interest accrues on the revolving loan at the

ABR plus 0.25 - 0.75% or LIBOR plus 1.50 - 2.00%. The weighted average interest rate was 7.90% and 8.34% for 2007 and 2006, respectively. At December 31, 2007, the interest rate on the ABR and LIBOR borrowings were 7.50% and 6.35%, respectively, and at December 31, 2006, the interest rate on the ABR and LIBOR borrowings were 8.75% and 7.10%, respectively.

        The revolving credit agreement is secured by a Pledge and Security Agreement dated December 6, 2006 under which substantially all of our real estate, manufacturing equipment, accounts receivable, inventory, and stock are pledged as security, each as defined within the agreement.

        The revolving credit agreement contains default provisions, imposes restrictions on annual capital expenditures, and contains a financial covenant which requires us to maintain a minimum collateral availability of $32.5 million.

Future Maturities

        A summary of future maturities of our long-term debt at December 31, 2007 is included in the following table. The amounts presented exclude repayments of borrowings under our revolving credit facility and any potential additional mandatory principal prepayments under our Morgan Stanley First and Second Lien Term Loans, as any potential required payments under these facilities can not be reasonably estimated.

2008	$7,000
2009	7,000
2010	7,000
2011	7,000
2012	7,000
Thereafter	988,000

Total	$1,023,000

Interest Rate Swaps and Caps

        As part of our overall financial risk management policy and as required under the terms of our First and Second Lien Term Loans, we have entered into interest rate protection agreements consisting of interest rate swaps and caps which are intended to convert variable interest rates to fixed interest rates on a portion of our long-term debt portfolio.

        In connection with our December 6, 2006 recapitalization, we terminated three interest rate swap contracts (aggregate notional amount of $80.0 million) and 3 interest rate cap contracts (aggregate notional amount of $45.0 million) prior to their scheduled maturity, resulting in a loss of $0.3 million, which is included in interest expense, net, in our Consolidated Income Statement for the year ended December 31, 2006. During the year ended December 31, 2006 and the nine months ended December 31, 2005, we recorded mark-to-market fair value adjustments resulting in a loss of $0.5 million and a gain of $0.1 million, respectively, which have been included in interest expense, net, in our Consolidated Income Statements.

        On February 14, 2007, we executed six variable-to-fixed interest rate swap contracts of which five contracts with an aggregate notional principal amount of $500.0 million are outstanding at December 31,

2007. Under the terms of the interest rate swap contracts, we make interest payments on the underlying debt based on LIBOR and receive interest payments based on fixed interest rates ranging from 5.16% to 5.22% over various swap terms. The effect of these swaps is to convert floating rates to fixed rates on a portion of our long-term debt portfolio. The interest rate swaps mature on various dates through February 2013.

        On February 14, 2007, we executed two interest cap contracts with an aggregate notional principal amount of $175.0 million. The interest rate caps at 6.00%, effectively placing an upper limit on the floating interest rate for a portion of our long-term debt portfolio. The interest rate caps mature on February 14, 2010.

        Our interest rate swaps and caps are designated as cash flow hedges, and as a result, the effective portion of the net gain or loss on the derivative instruments is reported as a component of other comprehensive income (loss) and reclassified to earnings in the same period or periods during which the hedged transaction affects earnings. The counterparty to our interest rate swap and cap agreements is Morgan Stanley Capital Services, Inc.

        If we were to unwind some or all of the interest rate swaps and caps, there would be an associated benefit or breakage cost based upon the three-month LIBOR curve at the time of breakage. At December 31, 2007, the breakage cost of unwinding the entire program would be $19.0 million. The breakage cost associated with unwinding our swaps and caps is significantly impacted by changes in applicable interest rates, such that our breakage costs increase in a falling interest rate environment and decrease in a rising interest rate environment. As a result of changes in applicable interest rates subsequent to December 31, 2007, the breakage cost associated with unwinding the entire program increased to $35.7 million at March 31, 2008.

Covenant Compliance

        Management believes we are currently in compliance with all covenants or other requirements set forth in our credit facilities. Based on our current financial projections for 2008, we anticipate that we could potentially breach one of the financial covenants in our credit facilities in 2008 or potentially the first half of 2009. Under the terms of the credit facilities, such a breach can, subject to certain limitations, be cured if we receive an equity contribution in a specified amount following such breach. We have obtained several, but not joint, commitment letters from our majority owners to provide or cause to be provided such an equity contribution up to a maximum amount that we believe would be sufficient to cure any such breach during the calendar year ending December 31, 2008. The commitment letters are intended solely for the benefit of the Company and the signatories thereto and do not confer any rights, legal or equitable, in any other person. Additionally, the credit facilities may not be amended, modified, or terminated, as defined, without the written consent of our majority shareholders.

12.    Income Taxes

        Components of our (benefit) provision for income taxes are as follows:

			Years Ended December 31,
	Predecessor	Successor
	Three Months Ended March 31, 2005	Nine Months Ended December 31, 2005	2006	2007
Current provision:
Federal	$—	$9,578	$15,167	$24,394
State and local	—	2,251	2,222	5,438
Foreign	4,900	—	—	1,919

Total current provision	4,900	11,829	17,389	31,751
Deferred (benefit) provision:
Federal	(8,088)	(21,647)	17,915	(14,464)
State and local	(950)	(3,615)	(528)	(2,327)
Foreign	575	—	—	—

Total deferred (benefit) provision	(8,463)	(25,262)	17,387	(16,791)
Change in valuation allowance	8,663	15,684	(32,554)	(55,754)

Provision (benefit) for income taxes	$5,100	$2,251	$2,222	$(40,794)

        A reconciliation of expected income tax expense (benefit) at the U.S. Federal rate of 35% to actual income tax expense is as follows:

			Years Ended December 31,
	Predecessor	Successor
	Three Months Ended March 31, 2005	Nine Months Ended December 31, 2005	2006	2007
Amount computed at statutory rate	$(2,275)	$(14,180)	$30,315	$28,969
State income taxes (net of Federal benefit)	(748)	(1,253)	3,110	3,201
Foreign earnings taxed at rates in excess of U.S. federal rate	502	—	—	—
Research and development credits	—	(1,582)	(2,373)	(10,034)
State tax credits	—	—	—	(1,895)
Federal benefit of tax deduction for qualified production activities	—	(347)	(433)	(2,166)
Nondeductible IPO costs	—	—	—	2,087
Nondeductible meals and entertainment expenses	8	151	264	520
Net increase in tax losses for which no current benefit is received	7,722	—	—	—
Bayer settlement	—	—	—	(3,150)
Other	(329)	—	(882)	(2,572)
Nondeductible interest expense	—	3,778	4,775	—
Change in valuation allowance	220	15,684	(32,554)	(55,754)

Provision (benefit) for income taxes	$5,100	$2,251	$2,222	$(40,794)

        We account for income taxes under the asset and liability method of SFAS No. 109. Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The major components of our deferred tax assets and liabilities are as follows:

	December 31,
	2007	2006
Current:
Deferred income tax assets:
Allowances on accounts receivable	$4,184	$2,500
Inventories	24,593	24,229
Revenue recognition	6,575	4,040
Stock-based compensation	9,553	1,294
Deferred bonuses	16,538	—
Accrued expenses	2,252	3,711
State tax credit carry-forward	1,926	2,927

Total deferred income tax assets	65,621	38,701

Deferred income tax liabilities:
Other liabilities	(2,929)	(893)

Total deferred income tax liabilities	(2,929)	(893)

Net deferred income tax assets	62,692	37,808
Valuation allowance	—	(26,644)

Current net deferred income tax assets, net of valuation allowance	$62,692	$11,164

	December 31,
	2007	2006
Non-current:
Deferred income tax assets:
Property, plant, and equipment	$34,100	$45,914
Intangible assets	—	3,457
Interest rate swaps and caps and foreign currency translation adjustment	7,161	—
Other	675	—

Total deferred income tax assets	41,936	49,371
Deferred income tax liabilities:
Intangibles	(176)	—
Other liabilities	—	(2,277)

Total deferred income tax liabilities	(176)	(2,277)

Net deferred income tax assets	41,760	47,094
Valuation allowance	—	(33,513)

Non-current net deferred income tax assets, net of valuation allowance	$41,760	$13,581

Talecris Biotherapeutics Holdings Corp.

        We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized in accordance with SFAS No. 109. In assessing the need for a valuation allowance, we consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies. As a result of our analysis of all available evidence, which included ten consecutive quarters of cumulative pre-tax profits and our expectations that we can generate sustainable consolidated taxable income for the foreseeable future, we concluded that it was more likely than not that our deferred tax assets would be realized. The difference in our valuation allowance between December 31, 2007 and 2006 is primarily due to the impact from the adoption of FIN No. 48 of $4.4 million and the reversal of the remaining valuation allowance of $55.8 million as a current year income tax benefit.

        As indicated in Note 3, "Formational Transactions," we acquired certain assets, properties, and operations of Bayer Plasma and assumed certain liabilities from Bayer on March 31, 2005. This transaction qualified as a tax-free transfer of assets under the Internal Revenue Code (IRC or the Code) Section 351. Pursuant to this Code section, we retained Bayer's tax basis in the Bayer Plasma assets immediately prior to the contribution ("carryover tax basis"). We were not required to reduce the basis under IRC Section 362 (e), which requires a reduction in the tax basis of property received in a Section 351 transaction to its fair market value if the cumulative tax basis in the contributed assets exceeds the cumulative fair market value of those assets. Valuations of Bayer Plasma assets at March 31, 2005 exceeded the cumulative tax basis.

        The interest accrued with respect to the 12% Junior Secured Convertible Notes is not tax deductible for income tax purposes as these notes are treated as equity for income tax purposes. The 12% Junior Secured Convertible Notes were converted to Series A preferred stock in December 2006 as part of the debt recapitalization as further discussed in Note 11, "Credit Agreements and Long-Term Debt," and Note 15, "Redeemable Series A and B Senior Convertible Preferred Stock."

        As indicated in Note 4, "Business Acquisitions," we acquired certain assets and assumed certain liabilities from IBR on November 18, 2006. The acquisition was treated as an asset acquisition for tax purposes. The parties agreed to an allocation of purchase price for tax purposes based on the appraised values used for SFAS No. 141 purposes, with the exception of inventory for which the parties agreed to an allocation based on the seller's book value at the date of acquisition. For tax purposes, both identified intangible assets and residual goodwill are generally amortized over fifteen years pursuant to IRC Section 197. For book purposes, goodwill is not amortized and identifiable intangible assets are amortized over different useful lives, representing the period that economic benefit is expected to be realized.

        As indicated in Note 4, "Business Acquisition," we purchased three additional plasma centers from IBR in June 2007. This acquisition was also treated as an asset acquisition for tax purposes.

        We have not provided for U.S. federal income and foreign withholding taxes on our non-U.S. subsidiaries' undistributed earnings of approximately $3.1 million in accordance with Accounting Principles Board Opinion No. 23, "Accounting for Income Taxes—Special Areas," as such earnings are intended to be reinvested outside of the United States indefinitely. It is not practical to estimate the amount of tax that might be payable if some or all of such earnings were to be remitted, and foreign tax credits would be available to reduce or eliminate the resulting U.S. income tax liability.

        At December 31, 2007, we had state tax credit carryforwards of $5.6 million that will start expiring in 2008. Our ability to offset future taxable income with tax credit carryforwards may be limited in certain circumstances, including changes in ownership.

        We adopted FIN No. 48 on January 1, 2007. FIN No. 48 prescribes a two-step process for the financial statement measurement and recognition of a tax position taken or expected to be taken in a tax return. The first step involves the determination of whether it is more likely than not (greater than 50% likelihood) that a tax position will be sustained upon examination, based on the technical merits of the position. The second step requires that any tax position that meets the more likely than not recognition threshold be measured and recognized in the financial statements at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. FIN No. 48 also provides guidance on the accounting for related interest and penalties, financial statement classification, and disclosure. The adoption of FIN No. 48 did not have a material impact on our consolidated financial statements. The cumulative effect of applying FIN No. 48 resulted in a decrease to retained earnings of approximately $0.7 million. At January 1, 2007 our unrecognized tax benefits totaled approximately $6.9 million primarily as a result of reserves that were established for certain tax credit positions.

        As of December 31, 2007, the total gross unrecognized tax benefits were approximately $6.9 million and of this total approximately $5.6 million is the amount that, if recognized, would reduce our effective income tax rate. The Internal Revenue Service (IRS) is currently performing an audit of our 2005 consolidated federal income tax return. We do not believe that the outcome of this examination will have a material impact on our financial condition or results of operations. However, it is reasonably possible that within the next twelve months, we will resolve with the IRS some or all of the matters presently under consideration in the examination for 2005, primarily consisting of research and experimental credits and orphan drug credits, which may increase or decrease unrecognized tax benefits for all open tax years. Settlement could increase earnings in an amount ranging from $0 to $1.3 million based on current estimates. Audit outcomes and the timing of audit settlements are subject to significant uncertainty.

        Our policy for recording interest and penalties related to uncertain tax positions is to record them as a component of income tax expense. As of December 31, 2007, approximately $0.5 million was accrued for interest and penalties.

        We have analyzed our filing positions for all open years in all significant federal, state, and foreign jurisdictions where we are required to file income tax returns. The periods subject to examination by the major tax jurisdictions where we conduct business are tax periods 2005 through 2007.

        The following summarizes activity related to our gross unrecognized tax positions:

Unrecognized tax benefits at January 1, 2007	$6,893
Additions for tax positions of the current year	2,959
Reductions for tax positions of the prior year	(2,967)

Unrecognized tax benefits at December 31, 2007	$6,885

13.    Commitments and Contingencies

Leases

        We lease office buildings, plasma collection centers, refrigerated storage, furniture, machinery, computer equipment, and miscellaneous equipment under leasing agreements. The majority of our leases are operating leases. In addition to rent, certain of our leases may require us to pay directly for taxes, insurance, maintenance, and other operating expenses. At December 31, 2007, we had an obligation totaling $0.8 million for an asset held under a capital lease associated with a building recorded on our Consolidated Balance Sheet. Future minimum lease payments required under our non-cancelable operating and capital leases as of December 31, 2007 are as follows:

2008	$11,039
2009	10,433
2010	9,567
2011	6,499
2012	3,288

Total future minimum lease payments	$40,826

        In the preceding table, the future minimum annual rentals payable under non-cancelable leases denominated in foreign currencies have been calculated based upon December 31, 2007 foreign currency exchange rates as required by SFAS No. 52. Successor rental cost was $13.0 million, $7.8 million, and $5.8 million for the years ended December 31, 2007 and 2006 and the nine months ended December 31, 2005, respectively. Rental cost during the Predecessor three months ended March 31, 2005 were not material.

Plasma Center Development Agreement

        In November 2006, we entered into a development agreement with an unaffiliated third party under which the third party will obtain independent financing to acquire and develop real estate for us for use as plasma collection centers. The original term of the agreement was for one year (subject to automatic renewal annually, unless either party provides the other with notice of termination). Under the terms of this agreement, we pay the third party various fees for their services in identifying and developing sites. We then lease the developed sites from this third party under separate lease agreements for initial ten year periods with a renewal option for an additional ten years. At December 31, 2007, one unlicensed center has been developed under the terms of this agreement, for which we have entered into a leasing arrangement with the third party. The impact of this lease is included in the table above. We have currently committed to leasing five additional properties in 2008, which are in various stages of development.

Financing Arrangements

        We have entered into commitments to provide financing to certain of our plasma suppliers for their use in the development of plasma collection centers which will be used to source plasma for us. At December 31, 2007 and 2006, we have recorded notes receivable and accrued interest, of $10.9 million and $3.1 million, respectively, within "other" long-term assets on our Consolidated Balance Sheets.

        On August 1, 2007, we entered into a three year Amended and Restated Plasma Sale/Purchase Agreement with Plasma Centers of America, LLC (PCA) under which we purchase annual minimum quantities of plasma from approved centers, including the prepayment of 90% for unlicensed plasma. In addition, we committed to finance the development of certain plasma collection centers (Talecris Designated Centers), which will be used to source plasma for us. We have the obligation to purchase, for a sum determined by a formula set forth in the agreement, those Talecris Designated Centers that achieve FDA licensure and meet certain other quality and operational criteria within 18 months of opening and the option to purchase, based on the same formula, those such centers that at the 18-month deadline, meet those same criteria, except for FDA licensure. Under the terms of the agreement, we have committed to providing PCA with up to $2.4 million in financing for the development of plasma collection centers and committed to provide PCA with financing for certain equipment for use at such collection centers. Financing payments are made to PCA when leases are signed for Talecris Designated Centers. The agreement gives us the option, through March 31, 2008, to finance the development of additional plasma collection centers. We did not exercise this option to finance the development of additional plasma collection centers. The option expired on March 31, 2008. Through December 31, 2007, we have provided $0.8 million in financing, including accrued interest, related to the development of such centers.

        On June 9, 2007, we entered into a Plasma Supply Agreement and on December 3, 2007, we entered into an Amended and Restated Plasma Supply Agreement, with IBR, under which we purchase all plasma procured at certain centers approved by us, including the prepayment of 90% for unlicensed plasma. In addition, we have committed to finance the development of up to fifteen plasma collection centers, which will be used to source plasma for us. We have the option to purchase such centers under certain conditions. Under the terms of the agreement, we have committed to providing IBR with up to $11.3 million in financing for the development of such centers. Further, IBR has agreed to build out to our specifications and at locations we approve, six plasma collection centers that we will staff and open. Through December 31, 2007, we have provided $7.2 million in financing, including accrued interest, to IBR.

Employment Agreements

        We have entered into employment agreements with certain of our employees. These agreements generally provide, among other things, for the payment of an amount to such employees, generally ranging from 100% to 200% of the employees' annual compensation in the event that the employees' employment is terminated by us without cause, as therein defined, or by the employee for good reason, therein as defined. Unless such termination is for cause, if such termination occurs within a specified period following a change in control of the company, as therein defined, the agreements generally require us to vest all of the employees' stock-based compensation.

Management Agreement

        We have a Management Agreement, as amended, with Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures. Under the terms of this agreement, we are charged a management fee equal to 0.5% of net sales for advisory services related to a number of topics, including strategy, acquisition, financing, and operational matters. We make payments quarterly under the terms of this agreement. The Management Agreement, as amended, will be terminated upon the completion of the initial public offering of our common stock. Upon termination of the agreement, we will be required to pay Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures a termination fee which will be calculated and expensed as the sum of (i) five times the management fee payable in respect to our four most recently completed fiscal quarters, plus (ii) all reasonable out-of-pocket costs and expenses incurred in connection with an initial public offering. If the Management Agreement, as amended, was terminated on December 31, 2007, the calculated termination fee would be approximately $30.5 million.

Letters of Credit

        At December 31, 2007 and 2006, we had outstanding letters of credit totaling $1.7 million and $3.4 million, respectively. The letters of credit reduce our borrowing availability under the terms of our revolving credit facility. The letters of credit were used as security for utilities, insurance, and third party warehousing for both periods presented.

Customer Commitments

        We have supply agreements with some of our customers that purchase through group purchasing organizations which require us to provide certain minimum quantities of our products for various periods. At December 31, 2007, we currently anticipate being able to fill these supply agreements in the foreseeable future. If we fail to provide minimum quantities of our products under certain of these agreements, we could incur penalties, potentially in significant amounts.

Litigation

        We are involved in various legal and regulatory proceedings that arise in the ordinary course of business. In accordance with SFAS No. 5, we record accruals for such contingencies to the extent that we conclude that their occurrence is both probable and estimable. We consider many factors in making these assessments, including the professional judgment of experienced members of management and our legal counsel. We have estimated the likelihood of unfavorable outcomes and the amounts of such potential losses. In our opinion, the ultimate outcome of these proceedings and claims is not anticipated to have a material adverse effect on our consolidated financial position, results of operations, or cash flows. However, the ultimate outcome of litigation is unpredictable and actual results could be materially different from our estimates. We record anticipated recoveries under applicable insurance contracts when we are assured of recovery.

        Bayer is involved in various product liability claims and other legal matters arising prior to our formation which have been recorded in Predecessor periods. Bayer believes that it has meritorious defenses relating to these claims and intends to defend itself vigorously. In connection with our formation transaction, Bayer retained all responsibility for product liability and other legal matters relating to products released prior to March 31, 2005. As Successor, we have no obligations and have recognized no liabilities or costs associated with these legal proceedings in our financial statements for periods subsequent to our formation on March 31, 2005.

Purchase Commitments

        We have purchase agreements that require us to purchase minimum annual quantities of plasma, other raw materials, and associated subcontracted manufacturing services. At December 31, 2007, our purchase commitments, generally subject to annual price negotiations, are as follows:

2008	$246,248
2009	162,995
2010	175,610
2011	172,656
2012	109,844
Thereafter	246,374

Total	$1,113,727

        An inability of any of our suppliers to satisfy their obligations in a timely manner may cause a disruption in our plasma supply, which could materially adversely affect our business.

        At December 31, 2007, we have commitments for capital expenditures to be made in 2008 totaling $16.1 million.

Environmental Matters

        Our operations are subject to extensive and evolving federal, state, and local environmental laws and regulations. Compliance with such laws and regulations can be costly. Additionally, governmental authorities may enforce the laws and regulations with a variety of civil and criminal enforcement measures, including monetary penalties and remediation requirements. It is possible that new information or future developments could require us to reassess our potential exposure related to environmental matters. We may incur significant costs and liabilities in order to comply with existing environmental laws and regulations. It is also possible that other developments, such as increasingly strict environmental laws and regulations and claims for damages to property, employees, other persons and the environment resulting from current or past operations, could result in substantial costs and liabilities in the future as this information becomes available, or other relevant developments occur. We establish accrued liabilities or adjust previously accrued amounts accordingly. While there are still uncertainties relating to the ultimate costs we may incur, based upon our evaluation and experience to date, we believe that compliance with all applicable laws and regulations will not have a material adverse impact on our financial position, operating results, or cash flows. At December 31, 2007 and 2006, no amounts have been accrued as we are not currently aware of any probable liabilities.

Transformational Activities

        We anticipate that we will be required to repurchase inventories approximating $30.0 million during 2008 for inventories currently on hand with a Bayer affiliate in Europe as a result of the transitioning of our European product distribution from this Bayer affiliate to an unaffiliated third party as further discussed in Note 6, "Transition Agreements with Bayer." These inventories will be available for sale through our distribution network in the normal course.

Other

        All pharmaceutical companies, including us, are subject to periodic inspections by the FDA and other regulatory authorities of our manufacturing and plasma collection facilities, procedures and processes. If, in the course of an inspection, FDA notes conditions it believes are objectionable with respect to cGMP or other applicable regulations, we must implement effective corrective actions or face regulatory or enforcement sanctions.

14.    Related Party Transactions

        Our combined financial statements, as Predecessor, include significant transactions with Bayer affiliated entities involving supporting functions and services, such as information systems, accounting and finance, sales and marketing, packaging and testing, purchasing, research and development, and legal services. The cost for such services were charged to us based on a determination of the service provided primarily using activity-based allocation methods. As Predecessor, Bayer also provided us with manufacturing services and we supplied Bayer with a plasma-derived product (PPF powder) for their use in a product manufactured by them. Additional information regarding our Predecessor related party transactions is included in Note 6, "Transition Agreements with Bayer."

        We consider Cerberus and Ampersand to be related parties during the periods presented due to their preferred equity ownership in us and our previously outstanding debt to them. We are a majority owned subsidiary of Talecris Holdings, LLC. Talecris Holdings, LLC is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings, LLC are held by Cerberus-Plasma Holdings LLC. We have a Management Agreement, as amended, with Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures. Under the terms of this agreement, we are charged a management fee equal to 0.5% of our net sales for advisory services related to a number of topics, including strategy, acquisition, financing, and operational matters. We make payments quarterly under the terms of this agreement. Additional information regarding the Management Agreement, as amended, is included in Note 13, "Commitments and Contingencies."

        Bayer held 1,000,000 shares of our common stock during 2005 and 2006, which we subsequently repurchased and retired during September 2006 as discussed further in Note 16, "Stockholders' (Deficit) Equity." As a result of our repurchase and retirement of our common stock from Bayer during 2006, we no longer consider Bayer to be a related party. We have included our transactions and balances with Bayer in the content of this Note due to their significance during the periods presented.

        We have an equity investment in Centric; therefore, we consider Centric to be a related party during the periods presented. Centric provides assistance in the management of our Prolastin Direct and Gamunex Direct programs (previously known as Talecris Direct). In this capacity, Centric provides warehousing, order fulfillment, distribution, home infusion, and customer relationship services for us primarily related to our U.S. sales of Prolastin. We provide Centric with a fee for each unit of product provided to patients which escalates with volume. Additional information regarding our investment in Centric is included in Note 10, "Investment in Affiliate."

        The following table summarizes our related party transactions for the periods presented:

Related Party	Activity/ Transactions	Net Revenue	Expenses	Other
Year Ended December 31, 2007
Bayer	Service agreements	—	$2,307	—
Bayer	Supply agreements	$28,358	—	$9,464
Bayer	Distribution agreements	$59,367	—	—
Bayer	Inventory repurchases	—	—	$81,872
Centric	Product distribution and other services	—	$14,509	—
Cerberus/Ampersand	Management fees	—	$6,097	—
Cerberus	Operational support	—	$867	—
Year Ended December 31, 2006
Bayer	Service agreements	$1,242	$23,525	—
Bayer	Supply agreements	$40,628	—	$14,435
Bayer	Distribution agreements	$103,952	—	—
Bayer	Inventory repurchases	—	—	$21,902
Centric	Product distribution and other services	—	$12,967	—
Cerberus/Ampersand	Management fees	—	$5,644	—
Cerberus/Ampersand	Debt prepayment penalty	—	$1,111	—
Cerberus	Operational support	—	$640	$138
Nine Months Ended December 31, 2005
Bayer	Service agreements	$7,066	$12,308	—
Bayer	Supply agreements	$35,847	—	$14,423
Bayer	Distribution agreements	$175,690	—	—
Centric	Product distribution and other services	—	$2,022	—
Cerberus/Ampersand	Management fees	—	$3,351	—
Cerberus/Ampersand	Formational transaction fees	—	—	$4,400
Cerberus	Operational support	—	$1,194	—

        In the table above, revenue is presented net of SG&A reimbursements to Bayer affiliates under the terms of various international distribution agreements. We have also presented the revenue net of the period end deferred margins associated with sales to the Bayer distributors which have not sold through to unaffiliated customers.

        The following table summarizes our related party accounts receivable and accounts payable balances at December 31, 2007 and 2006:

		Receivable (Payable)
Related Party	Activity/ Transactions
		December 31, 2007		December 31, 2006
Bayer	Service agreements	—	$(557)	$4	$(6,044)
Bayer	Supply agreements	$2,720	$(1,000)	$4,336	$(4,379)
Bayer	Distribution agreements	$3,859	$(6,260)	$6,130	$(6,553)
Bayer	Inventory repurchases	—	—	—	$(15,756)
Centric	Product distribution and other services	—	$(1,374)	—	$(1,207)
Cerberus/Ampersand	Management fees	—	$(1,582)	—	$(1,374)
Cerberus	Operational support	—	$(509)	—	$(230)

15.    Redeemable Series A and B Senior Convertible Preferred Stock

        As discussed in Note 3, "Formational Transactions," we issued 100,000 shares of Series A preferred stock as part of the consideration to obtain the funds to purchase the Bayer Plasma net assets. The fair value of the Series A preferred stock was determined to be $7.1 million at March 31, 2005 (face value of $10.0 million). The $2.9 million differential between the fair value and face value of the Series A preferred stock was recorded as additional paid-in capital. Each share of Series A preferred stock is convertible into nine shares of our common stock. The fair value of our common stock was determined to be $10.80 per share at March 31, 2005. Consequently, the fair value of the Series A preferred stock reflected a beneficial conversion feature in relation to the fair value of the common stock of $2.6 million which was reflected as an increase to additional paid-in capital and as a reduction of net income attributable to the common stockholders for the nine months ended December 31, 2005.

        In connection with our December 6, 2006 recapitalization transaction as discussed in Note 11, "Credit Agreements and Long-Term Debt," the outstanding principal amount of $90.0 million related to our 14% Junior Secured Convertible Notes issued to Talecris Holdings, LLC was converted into 900,000 shares of Series A preferred stock at the election of the holder.

        The Series A preferred stock is entitled to cumulative dividends at a rate of 10% per annum, compounded quarterly, based on the liquidation preference of $100.00 per share. The dividends will be payable in cash only upon the earlier of our liquidation or a conversion of the Series A preferred stock to common stock. In the event of liquidation, the Series A preferred stock will be entitled to a liquidation preference, plus accrued dividends, but will be subordinated to all debt and equity, except for the common stock. Each share of Series A preferred stock will be convertible at the election of the holder into nine shares of our common stock. Holders of the Series A preferred stock are entitled to ten votes per share of the as-converted common stock.

        As discussed in Note 3, we issued 192,310 shares of Series B preferred stock to Ampersand as partial consideration for the acquisition of the Precision shares. The fair value of the Series B preferred stock was determined to be $13.6 million at March 31, 2005 (face value of $11.0 million). Each share of Series B preferred stock is convertible into nine shares of our common stock. The fair value of our common stock was determined to be $10.80 per share at March 31, 2005. Consequently, the fair value of the Series B preferred stock reflected a beneficial conversion feature in relation to the fair value of the common stock of $5.1 million which was reflected as an increase to additional paid-in capital and as a reduction of net income attributable to the common stockholders for the nine months ended December 31, 2005. The rights and privileges of the Series B preferred stock are the same as the Series A preferred stock as discussed in the previous paragraph.

        Both the Series A and B preferred stock are subject to redemption under certain "deemed liquidation" events, as defined. Consequently, they are reflected outside of permanent equity on our Consolidated Balance Sheets at December 31, 2007 and 2006.

        Earned but undeclared dividends related to the Series A and B preferred stock totaled $19.1 million and $6.1 million at December 31, 2007 and 2006, respectively.

        If the holders of our Series A and B preferred stock were to convert their preferred stock to common stock on December 31, 2007, they would be convertible to 10,730,790 shares, with a fair market value of $847.7 million, excluding unpaid undeclared dividends.

16.    Stockholders' (Deficit) Equity

Common Stock Issued to Bayer

        As discussed in Note 3, "Formational Transactions," we issued 1,000,000 shares of our common stock to Bayer as partial consideration for the acquisition of the Bayer Plasma net assets. The common stock issued to Bayer included an embedded put/call feature under which Bayer was entitled to exercise the put after March 31, 2010 or we were entitled to call the common stock beginning April 1, 2007, subject to certain other defined events. The put rights gave Bayer the right to earn a minimum return of 6%, compounded annually, on a $15.0 million stated value. The call rights entitled us to call the Bayer common stock after March 31, 2007 based on a formula determined price. The fair value of the Bayer common stock with the put/call feature was estimated at $10.8 million at March 31, 2005. We were accreting the fair value of the obligation under the common stock put/call option at an effective interest rate of 13.13% to its redemption amount of $15.0 million stated value plus 6% interest, compounded annually, over the five year period until the put could be exercised by Bayer. We recognized accretion totaling $1.1 million for both the year ended December 31, 2006 and the nine months ended December 31, 2005, which was charged directly to retained earnings (accumulated deficit).

        On September 15, 2006, we repurchased the 1,000,000 shares of common stock from Bayer for a cash purchase price of $23.5 million. The carrying amount of the obligation under the common stock put/call option was approximately $12.9 million on September 15, 2006. The excess of the repurchase price over the carrying amount of the instrument, totaling $10.6 million, was charged directly to retained earnings (accumulated deficit). As a result of the transaction, the embedded put/call feature was cancelled, and the 1,000,000 shares of common stock were retired.

Common Stock Issued to Executive Chairman

        On December 6, 2006, we issued 45,000 fully vested unrestricted shares of our common stock ($0.01 par value per share) to our Executive Chairman under our 2006 Restricted Stock Plan. Each share was valued at $88.00 on the issuance date, which resulted in compensation expense of $4.0 million. The shares have not been registered under the Securities Act of 1933 and may only be sold in compliance with the Securities Act and the Company's Shareholder Agreement. The shares were issued to our Executive Chairman in lieu of a $4.0 million cash payment (at the Executive Chairman's election) that the Executive Chairman was entitled to receive under the restricted share and cash recognition award as discussed in

Note 20, "Deferred Compensation." Under the terms of the stockholders agreement with our Executive Chairman, we have the right to repurchase, at not less than fair market value, the shares of our common stock held by our Executive Chairman in the event that his employment is terminated. In the event of death or disability, our Executive Chairman's heirs or estate have the right to sell, or "put," his shares of our common stock back to us at their fair market value. Both our redemption rights and our Executive Chairman's put rights terminate immediately prior to an initial public offering of our equity securities. We have recorded the fair value of the common shares with the embedded put/call feature outside of permanent equity on our Consolidated Balance Sheets aggregating $3.6 million and $4.0 million, respectively, at December 31, 2007 and 2006 in the line titled, "Obligation under common stock put/call option."

Common Stock Issued to IBR

        As further discussed in Note 4, "Business Acquisitions," we issued 268,279 shares of our common stock to IBR, of which 108,113 shares and 160,166 shares were held by IBR and in escrow, respectively, at December 31, 2007. The shares have not been registered under the Securities Act of 1933 and may only be sold in compliance with the Securities Act and the Company's Shareholder Agreement. Under the terms of our agreement with IBR, IBR had the right to put the shares back to us for cash ($124.87 per share) under certain circumstances prior to June 30, 2008. IBR was entitled to interest at a rate of 8% per annum from the issuance date of the shares through December 31, 2007. We recorded our obligation under the put feature of $33.5 million and accreted during 2007 to the maximum put value of $35.1 million on our Consolidated Balance Sheet at December 31, 2007 in the line titled "Obligation under common stock put/call option" as a result of the put right. The difference of $12.1 million between the fair market value at the issuance and the put value was recorded in "additional paid-in capital" on our Consolidated Balance Sheet at December 31, 2007. On January 1, 2008, IBR provided legal notice to Talecris and exercised their put right for 148,154 common shares, which we repurchased in February 2008. On March 24, 2008, IBR provided legal notice to us that they would be exercising their put right for the remaining 120,125 common share, which we repurchased in April 2008.

Dividend Distributions to Stockholders

        On December 6, 2006, we declared and paid a cash dividend of $760.0 million on the then outstanding Series A and B preferred stock from the proceeds of the new debt related to our December 6, 2006 recapitalization. Additional information regarding our recapitalization is included in Note 11, "Credit Agreements and Long-Term Debt."

        On December 30, 2005, we declared a cash dividend of $73.2 million on the then outstanding common stock issued to Bayer and the outstanding Series A and B preferred stock. Payments in the amounts of $23.4 million and $49.8 million were made on December 30, 2005 and January 3, 2006, respectively.

17.    Share-Based Compensation

        We have granted options, unrestricted share awards, and restricted share awards of our common stock to certain officers, employees, and members of our Board of Directors pursuant to the Talecris Biotherapeutics Holdings Corp. 2005 Stock Option and Incentive Plan (Stock Option Plan), as amended, and the 2006 Restricted Stock Plan. As Predecessor, we did not grant stock options or restricted stock.

        We account for share-based compensation under the provisions of SFAS No. 123R, "Share-Based Payment." In accordance with SFAS No. 123R, we value share-based awards at the grant date using a fair value model and recognize this value as expense over the employees' requisite service period; typically the period over which the share-based awards vest. We classify share-based compensation costs consistent with each grantee's salary.

        The following is a summary of equity awards granted on the dates presented:

Grant Date	Equity Award	Number of Options or Shares Granted	Exercise Price per Common Share	Fair Value per Common Share
2005
November 14, 2005	Stock options	1,219,756	$11.11	$10.80
2006
December 6, 2006	Restricted stock	258,349	$—	$88.00
December 6, 2006	Unrestricted stock	45,000	$—	$88.00
December 6, 2006	Stock options	178,200	$88.00	$88.00
December 15, 2006	Stock options	2,821	$88.00	$88.00
2007
February 13, 2007	Stock options	1,200	$88.00	$88.00
July 9, 2007	Stock options	56,525	$170.00	$170.00	(1)
July 25, 2007	Stock options	252,000	$170.00	$170.00
July 25, 2007	Restricted stock	93,300	$—	$170.00
August 10, 2007	Stock options	5,525	$170.00	$170.00	(1)
September 11, 2007	Stock options	1,072	$170.00	$170.00	(1)
October 4, 2007	Stock options	7,250	$170.00	$170.00	(1)
October 10, 2007	Stock options	1,072	$170.00	$170.00	(1)
October 29, 2007	Stock options	5,000	$170.00	$170.00	(1)
October 29, 2007	Restricted stock	2,000	$—	$170.00

(1)
Effective April 2008, the compensation committee of our Board of Directors amended the exercise price of these stock options, excluding forfeited shares, as discussed further in Note 24, "Subsequent Events."

        We determine the fair value per common share contemporaneously with each equity award.

        Share-based compensation cost and expense for the periods presented is as follows:

  Year Ended December 31, 2007

	Stock Options
	Service- Based	Performance- Based	Restricted Stock	Total
SG&A	$4,697	$7,406	$6,509	$18,612
R&D	117	743	536	1,396
Cost of goods sold	484	464	285	1,233

Total expense	5,298	8,613	7,330	21,241
Inventory	204	1,297	819	2,320

Total cost	$5,502	$9,910	$8,149	$23,561

        In the table above, total cost of goods sold recognized during 2007 includes $0.4 million of costs that were classified as inventory at December 31, 2006, as well as $0.8 million of 2007 inventoriable costs. At December 31, 2007, $0.9 million of stock option cost and $0.6 million of restricted stock cost was classified as inventory on our Consolidated Balance Sheet.

        At December 31, 2007, the remaining estimated unrecognized compensation cost related to unvested restricted stock was $27.9 million, which we expect to recognize over a weighted average period of 2.57 years, and the remaining estimated unrecognized compensation cost related to unvested stock options was $46.7 million, which we expect to recognize over a weighted average period of 2.6 years. The amount of share-based compensation expense that we will ultimately be required to record could change in the future as a result of additional grants, changes in the fair value of shares for performance-based options, differences between our anticipated forfeiture rate and the actual forfeiture rate, the probability of achieving targets established for performance share vesting, and other actions by our Board of Directors or its compensation committee.

  Year Ended December 31, 2006

	Stock Options
	Service- Based	Performance- Based	Restricted Stock	Unrestricted Stock	Total
SG&A	$664	$1,231	$390	$3,960	$6,245
R&D	68	126	45	—	239
Cost of goods sold	55	101	—	—	156

Total expense	787	1,458	435	3,960	6,640
Inventory	121	224	68	—	413

Total cost	$908	$1,682	$503	$3,960	$7,053

        In the table above, total cost of goods sold recognized during 2006 includes $0.1 million of costs that were classified as inventory at December 31, 2005 and the share-based compensation cost of $0.4 million related to inventory was recognized as cost of goods sold during 2007.

Talecris Biotherapeutics Holdings Corp.

  Nine Months Ended December 31, 2005

	Stock Options
	Service- Based	Performance- Based	Total
SG&A	$453	$786	$1,239
R&D	31	53	84
Cost of goods sold	—	—	—

Total expense	484	839	1,323
Inventory	50	88	138

Total cost	$534	$927	$1,461

        In the table above, the share-based compensation cost of $0.1 million related to inventory was recognized as cost of goods sold during 2006.

Stock Options

        We have a Stock Option Plan, as amended, which allows us to grant nonqualified stock options to select employees, senior executives, members of our Board of Directors, and consultants. This plan, as amended, allows for the issuance of up to 2,000,000 shares of our common stock to eligible participants. At December 31, 2007, the stock options outstanding under the plan represented approximately 12.42% of all shares of common stock outstanding on an as-converted basis. At December 31, 2007, there were 383,457 shares available for future grants under the plan.

        Option awards are granted with an exercise price at least equal to the market price of our common stock at the date of grant and generally vest over periods of three to five years. The exercise price of stock options is determined by our Board of Directors. The stock options that we granted to employees typically have service-based and performance-based components. The stock options granted to directors are service-based only. Our stock options generally expire ten years after the date of the grant, or earlier if an option holder ceases to be employed by the Company.

        The following is a summary of stock option activity under the 2005 Stock Option Plan, as amended:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at inception	—	$—
Granted	1,219,756	$11.11

Outstanding at December 31, 2005	1,219,756	$11.11
Granted	181,021	$88.00
Forfeited	(93,974)	$11.11

Outstanding at December 31, 2006	1,306,803	$21.76
Granted	329,644	$169.70
Forfeited	(19,904)	$68.28

Outstanding at December 31, 2007	1,616,543	$51.36	8.3	$44,681

Vested and expected to vest	1,422,731	$53.28	8.3	$36,593
Exercisable at December 31, 2007	553,360	$17.16	7.8	$34,220

        The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the fair value of our common stock price on December 31, 2007 and the weighted average exercise price, multiplied by the number of in-the-money options) that the option holders would have received if all option holders exercised their options on December 31, 2007. In accordance with SFAS No. 123R, we do not record the aggregate intrinsic value for financial accounting purposes and the value changes based upon changes in the fair value of our common stock.

        At December 31, 2006 and 2005, options with a weighted average exercise price of $11.11 were exercisable for 307,848 shares and 105,440 shares, respectively. The weighted average grant date fair value of options granted during the years ended December 31, 2007 and 2006 and the nine months ended December 31, 2005 were $93.22, $46.42, and $5.36, respectively, which we calculated using a Black-Scholes fair value model and the following assumptions:

		Years Ended December 31,
	Nine Months Ended December 31, 2005
		2006	2007
Average risk-free interest rate	4.47%	4.43%	5.00%
Average expected terms (years)	6.2	6.2	6.2
Expected volatility	45%	50%	50%
Average dividend yield	0%	0%	0%

        We generally apply a 3% forfeiture rate to the options granted over the term of the award, representing our estimate of those awards not expected to vest due to attrition.

Restricted Stock

        Our Board of Directors approved the 2006 Restricted Stock Plan on December 6, 2006 in order to provide incentives and awards to select employees, senior executives, and members of our Board of Directors. This plan permits the granting of restricted shares, restricted share units, and unrestricted shares (collectively, "Awards") of our common stock. Subject to the provisions of the plan, the maximum number of common shares we may issue for all Awards is 400,000 shares ($0.01 par value per share). Restricted share awards vest on terms determined by our Board of Directors or its compensation committee at the time of grant. The majority of the restricted share awards currently outstanding vest annually over a four-year period from the date of grant unless accelerated by the compensation committee upon the event of a change in control, as defined in the plan. Any restricted share awards that have not vested at the time of termination of service are forfeited except in the event of death, disability, or change of control. The restricted share awards are considered issued and outstanding and have full voting rights. Any dividends paid with respect to the restricted share awards will be accrued for the benefit of the person receiving the award and will vest at the same time as the underlying award. In the event of a participant's termination of continuous service due to death or disability, the participant (or designated beneficiary or estate) has the right for 90 days to sell, or "put," shares of our common stock back to us at their fair market value. Both our redemption rights and the participants' put rights terminate immediately prior to an initial public offering of our equity securities. We have recorded the fair value of the common shares with an embedded put/call feature outside of permanent equity aggregating $6.7 million and $0.5 million on our Consolidated Balance Sheets at December 31, 2007 and 2006, respectively, in the line titled, "Obligation under common stock put/call option."

        The initial grant of awards under the plan consisted of 258,349 restricted shares and 45,000 unrestricted shares. In July 2007, we entered into a new employment agreement with our Chairman and Chief Executive Officer, pursuant to which the Chairman and Chief Executive Officer was granted 93,300 restricted share awards. At December 31, 2007, the awards outstanding under the plan represented approximately 3.05% of all shares of common stock outstanding on an as-converted basis. At December 31, 2007, there were 3,625 Awards available for future grants under the plan.

        The following table summarizes share activity under the 2006 Restricted Stock Plan:

	Shares	Weighted Average Grant Date Fair Value
December 6, 2006 (inception of plan) shares outstanding	—	—
Granted	303,349	$88.00
Vested	(45,000)	$88.00

December 31, 2006 unvested shares outstanding	258,349	$88.00
Granted	95,300	$170.00
Forfeited	(2,274)	$88.00

December 31, 2007 unvested shares outstanding	351,375	$110.24

Significant Amendments to Our Stock Option Plan During 2007

        In July 2007, our Board of Directors approved an amendment to our Stock Option Plan to increase the maximum number of shares of our common stock that may be outstanding under the plan from 1,449,873 shares to 2,000,000 shares.

        In August 2007, the compensation committee of our Board of Directors approved an amendment to our stock option agreements adopted pursuant to our Stock Option Plan in which the percentage of options vesting based upon performance targets was changed from 65% to 35% and the percentage of options vesting based on service was changed from 35% to 65% for options scheduled to vest on April 1, 2009 and April 1, 2010. This amendment impacts future and existing stock option grants under the plan.

Employment Agreement with Chairman and Chief Executive Officer

        In July 2007, we entered into a new employment agreement, effective as of April 1, 2007 with our Chairman and Chief Executive Officer, pursuant to which the Chairman and Chief Executive Officer was granted 252,000 stock options and 93,300 shares of restricted stock. In addition, under the terms of this employment agreement, if the executive holds the position of Chairman and Chief Executive Officer at the time of our initial public offering of common stock to the public, our compensation committee will grant the Chairman and Chief Executive Officer options equal to 1% (one percent) of the then fully diluted outstanding shares prior to such public offering at an exercise price equal to the public offering price, effective immediately prior to the initial public offering of such common stock. The 1% stock option award will consist of both service-based and performance-based components and will vest ratably on April 1 over four years.

18.    Earnings per Share

        The following table illustrates the calculation of our basic earnings per common share outstanding for the periods presented:

		Successor
	Predecessor
			Years Ended December 31,
	Three Months Ended March 31, 2005	Nine Months Ended December 31, 2005
			2006	2007
(Loss) income before extraordinary items	$(11,600)	$(42,765)	$84,391	$123,565
Less:
Dividends paid to preferred stockholders	—	(66,960)	(760,000)	—
Series A preferred stock undeclared dividends	—	(769)	(1,729)	(10,641)
Series B preferred stock undeclared dividends	—	(1,479)	(2,150)	(2,373)
Amortization of beneficial conversion feature	—	(7,713)	—	—
Accretion of common stock put/call option	—	(1,064)	(1,105)	—

(Loss) income available to common stockholders before extraordinary items	(11,600)	(120,750)	(680,593)	110,551
Extraordinary items	—	265,503	2,994	—

Net (loss) income available to common stockholders	$(11,600)	$144,753	$(677,599)	$110,551

Weighted average common shares outstanding	1,000,000	1,000,000	709,932	210,723

Basic (loss) income per common share available to common stockholders
(Loss) income before extraordinary items	$(11.60)	$(120.75)	$(958.67)	$524.63
Extraordinary items	—	265.50	4.22	—

Net (loss) income	$(11.60)	$144.75	$(954.45)	$524.63

        The following table illustrates the calculation of our diluted earnings per common share outstanding for the periods presented:

		Successor
	Predecessor
			Years Ended December 31,
	Three Months Ended March 31, 2005	Nine Months Ended December 31, 2005
			2006	2007
(Loss) income before extraordinary items	$(11,600)	$(42,765)	$84,391	$123,565
Less:
Dividends paid to preferred stockholders	—	(66,960)	(760,000)	—
Series A preferred stock undeclared dividends	—	(769)	(1,729)	—
Series B preferred stock undeclared dividends	—	(1,479)	(2,150)	—
Amortization of beneficial conversion feature	—	(7,713)	—	—
Accretion of common stock put/call option	—	(1,064)	(1,105)	—

(Loss) income available to common stockholders before extraordinary items	(11,600)	(120,750)	(680,593)	123,565

Extraordinary items	—	265,503	2,994	—

Net (loss) income available to common stockholders	$(11,600)	$144,753	$(677,599)	$123,565

Weighted average common shares outstanding—basic	1,000,000	1,000,000	709,932	210,723
Plus incremental shares from assumed conversions:
Series A preferred stock	—	—	—	9,000,000
Series B preferred stock	—	—	—	1,730,790
Stock options and restricted shares	—	—	—	409,920

Weighted average common shares outstanding—diluted	1,000,000	1,000,000	709,932	11,351,433

Diluted (loss) income per common share available to common stockholders
(Loss) income before extraordinary items	$(11.60)	$(120.75)	$(958.67)	$10.89
Extraordinary items	—	265.50	4.22	—

Net (loss) income	$(11.60)	$144.75	$(954.45)	$10.89

19.    Employee Benefit Plans

        As Predecessor, we participated in various non-contributory defined benefit plans sponsored by Bayer, covering substantially all U.S. employees that generally provide for monthly pension payments to eligible employees upon retirement. We also participated in various defined contribution retirement savings plans available to most U.S. employees and provided certain health care and life insurance benefits for most U.S. retirees. As Predecessor, we incurred costs of $3.0 million for the three months ended March 31, 2005 related to these retirement benefits.

Talecris Biotherapeutics Holdings Corp.

Savings Plan and Profit Sharing Plan

        We adopted the Talecris Biotherapeutics Holdings Corp. Employee Savings Plan (Savings Plan) on April 1, 2005. The Savings Plan qualifies as a deferred salary arrangement under Section 401 (k) of the Internal Revenue Code (IRC). Employees are eligible for enrollment on their date of hire, and may elect to contribute a portion of their wages to the Savings Plan, subject to certain limitations. For the year ended December 31, 2006 and for the nine months ended December 31, 2005, we matched 100% of the first 2% of employee contributions and 50% of the next 4% of employee contributions. Effective January 1, 2007, the Savings Plan was amended whereby we match 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions. Our contributions and the employee contributions are fully vested when contributed. The plan assets are held in trust and invested as directed by the plan participants. Matching contribution cost for the Savings Plan was $6.3 million, $4.6 million, and $2.7 million for the years ended December 31, 2007 and 2006 and the nine months ended December 31, 2005, respectively.

        Under the profit sharing portion of the plan, we may elect to contribute to eligible employees' Savings Plan accounts up to 3% of their salary. The profit sharing portion of the plan is discretionary, with the percentage amount determined by the compensation committee of our Board of Directors, based upon the attainment of certain financial targets as established by the compensation committee for any given period or year. Our cost for the profit sharing portion of the plan was $6.3 million, $4.5 million, and $2.7 million for the years ended December 31, 2007 and 2006 and the nine months ended December 31, 2005, respectively.

Supplemental Savings Plan

        We adopted the Talecris Biotherapeutics Holdings Corp. Supplemental Savings Plan (Supplemental Savings Plan) on April 1, 2005. The Supplemental Savings Plan is an unfunded nonqualified deferred compensation plan in which employees at certain executive levels are eligible to defer pre-tax earnings as well as to make additional contributions, subject to certain limitations. Our matching contribution is similar to the Savings Plan described above and is fully vested when contributed. Matching contribution cost for the periods presented was not material to our consolidated financial statements.

Other Plans

        We provide an unfunded defined benefit pension plan to certain of our Talecris, GmbH employees in Germany as required by statutory law. At December 31, 2007, we have recorded approximately $0.8 million within "other" long-term liabilities on our Consolidated Balance Sheet related to this plan. Pension cost related to this plan was not material for the periods presented.

20.    Deferred Compensation

        Effective October 1, 2006, the compensation committee of our Board of Directors approved the Special Recognition Bonus Plan (Bonus Plan) as a vehicle to award certain employees, senior executives, and members of our Board of Directors for the financial success of our Company from its inception through the effective date of the Bonus Plan. The Bonus Plan is an unfunded, non-qualified retirement plan as defined in the IRC. Under the Bonus Plan, aggregate bonus amounts totaling approximately

$7.3 million are to be paid in five installments to eligible participants. We made payments of approximately $2.5 million in October 2006 and $1.2 million in March 2007. Subsequent installments of approximately $1.2 million will be paid annually on March 15 of 2008, 2009, and 2010, adjusted for employee forfeitures. We record compensation cost as the vesting period lapses consistent with the classification of each recipient's salary. Compensation cost of $1.7 million and $3.3 million was recorded for the years ended December 31, 2007 and 2006, respectively. At December 31, 2007 and 2006, we have recorded $1.4 million and $0.9 million, respectively, primarily within accrued expenses and other liabilities on our Consolidated Balance Sheets, representing the vested, but unpaid portion of the remaining installments. Employees eligible for awards under this Bonus Plan must be employed by us at the time bonus payments are made, or they forfeit any unpaid portion of their award. Vesting in the future payments will be accelerated for a change of control (as defined in the plan) or in the case of death or disability.

        On December 6, 2006, the compensation committee of our Board of Directors approved a restricted share and cash recognition award to certain employees, senior executives, and members of the Board of Directors for the financial success of our Company from its inception through the effective date of the award. Under the terms of the award, eligible participants were awarded cash awards aggregating $57.2 million, which is payable in four installments. The first installment of the cash award, representing $34.2 million, was paid in December 2006, and the balance of the award will be paid in equal installments on March 31 of 2008, 2009, and 2010. We funded an irrevocable trust for the remaining installments under this award, which are segregated from our assets and protected from our creditors. Any interest income earned on trust assets accrues for the benefit of the participants. We bear all administrative expenses for the maintenance of the trust. We used part of the proceeds from our debt recapitalization to fund the December 2006 installment and fully fund the irrevocable trust for future installments under this award. We record compensation cost as the vesting period lapses consistent with the classification of each recipient's salary. Compensation cost of $6.8 million and $34.8 million was recorded during the years ended December 31, 2007 and 2006, respectively. Unamortized deferred compensation cost related to the assets held by the irrevocable trust totaled $15.2 million and $22.4 million at December 31, 2007 and 2006, respectively, and has been recorded on our Consolidated Balance Sheets as either a current or long-term asset, based upon the anticipated vesting period. At December 31, 2007 and 2006, $6.8 million and $6.9 million, respectively, was considered current and was recorded in "prepaid expenses and other" on our Consolidated Balance Sheets, and $8.4 million and $15.5 million, respectively, was considered long-term, and was recorded within "other" on our Consolidated Balance Sheets. Employees eligible for these awards must be employed by us at the time bonus payments are made, or they forfeit any unpaid portion of their award. Vesting in the future payments will be accelerated for a change of control (as defined in the plan) or in the case of death or disability.

        Additional information regarding our recapitalization is included in Note 11, "Credit Agreements and Long-Term Debt," and additional information regarding the restricted share award is included in Note 17, "Share-Based Compensation."

21.    Segment Reporting

        As Predecessor and Successor, we operate our plasma-derived protein therapeutics business as a single reportable business segment since all operating activities are directed from our North Carolina headquarters and all of our products are derived from a single source, and result from a common manufacturing process. All products are manufactured from a single raw material source, human plasma, and are processed in whole, or in part, at our principal manufacturing facilities located in Clayton, North Carolina. Our Melville facility primarily supplies intermediate plasma fractions to our Clayton facilities. Gamunex brand IGIV and Prolastin brand A1PI constitute the majority of our net revenue.

        Although we sell our products worldwide, the majority of our net revenue was concentrated in the United States and Canada for the periods presented. The majority of our international net revenue for the year ended December 31, 2006 and nine months ended December 31, 2005 was generated through various distribution channels provided by Bayer affiliates. As further discussed in Note 6, 'Transition Agreements with Bayer,' we have replaced most of these international distribution agreements with our own internal capabilities or with unaffiliated third parties.

        In the following table, we have presented our net revenue by significant product category. Our Immunology product category includes products that are used to provide antibodies to patients who have a genetic or acquired inability to produce these antibodies and also products that provide antibodies to counter specific antigens such as rabies. Our Pulmonology product category is currently comprised of our Prolastin brand A1PI product, which is used to treat patients with a genetic alpha-1 antitrypsin deficiency. Our Critical Care product category includes products that are used to supplement, restore, or maintain normal plasma parameters such as volume or coagulation values.

		Successor
	Predecessor
			Years Ended December 31,
	Three Months Ended March 31, 2005	Nine Months Ended December 31, 2005
			2006	2007
Product net revenue:
Immunology	$153,677	$424,592	$710,010	$743,128
Pulmonology	55,432	139,517	225,986	276,538
Critical Care	25,260	69,057	126,685	127,935
Other	11,131	21,773	51,808	49,085

Total product net revenue	245,500	654,939	1,114,489	1,196,686
Other revenue	—	13,039	14,230	21,823

Total net revenue	$245,500	$667,978	$1,128,719	$1,218,509

        In the following table, we have presented our net revenue by geographic region. Net revenue for each region is based on the geographic location of the customer. As Successor, we have recorded SG&A reimbursements to Bayer affiliates and to other international distributors of $2.3 million, $17.0 million, and $16.9 million for the years ended December 31, 2007 and 2006 and for the nine months ended December 31, 2005, respectively, as a reduction of net revenue for these geographic regions. SG&A reimbursements not directly attributable to specific products are included in "Other" product net revenue in the table above. As Predecessor, similar costs were appropriately recorded as SG&A.

		Successor
	Predecessor
			Years Ended December 31,
	Three Months Ended March 31, 2005	Nine Months Ended December 31, 2005
			2006	2007
United States	$159,222	$518,498	$770,270	$817,276
Canada	40,191	72,422	158,910	189,923
Europe	25,188	14,962	98,901	136,972
Other	20,899	62,096	100,638	74,338

Total net revenue	$245,500	$667,978	$1,128,719	$1,218,509

        We did not maintain significant long-lived assets outside of the United States at December 31, 2007 and 2006.

22.    Other Consolidated Balance Sheet Information

        Information regarding other accounts on our Consolidated Balance Sheets is as follows:

	December 31,
	2007	2006
Prepaid expenses and other:
Deferred compensation	$6,762	$6,906
Prepaid income taxes	380	6,688
Royalties receivable	3,086	1,510
Receivables from Bayer affiliates	3,528	2,954
Prepaid plasma testing fees	3,328	4,905
Miscellaneous prepaid expenses and other	10,335	6,949

Total prepaid expenses and other	$27,419	$29,912

Other assets:
Deferred financing costs	$21,153	$24,702
Notes receivable	10,919	3,053
Deferred compensation	8,452	15,538
Plasma supply agreement costs	8,600	—
Other	2,908	222

Total other assets	$52,032	$43,515

Accrued expenses and other liabilities:
Accrued goods and services	$46,943	$56,804
Accrued payroll, bonuses, and employee benefits	58,981	46,478
Medicaid, commercial rebates, and chargebacks	14,304	8,810
Interest payable	13,305	1,475
Taxes payable	12,657	2,810
Unfunded draws on revolving loans	7,121	9,152
Due to Bayer	6,554	30,579
Customer deposit	3,700	3,964
Management fees payable to related parties	1,582	1,374
Other	4,928	1,410

Total accrued expenses and other liabilities	$170,075	$162,856

Other liabilities:
Derivative financial instruments	$19,035	$—
Long-term incentive compensation	5,317	6,862
FIN No. 48 liability	4,789	—
Other	1,968	1,000

Total other liabilities	$31,109	$7,862

Obligation under common stock put/call option:
Common stock issued to IBR	$35,115	$—
Vested restricted common stock issued to employees	6,718	503
Employee owned common stock	3,555	3,960

Total obligation under common stock put/call option	$45,388	$4,463

23.    Other Matters

Gamunex IGIV Production Incident

        In March 2005, prior to our formation transaction, a production incident occurred at our Clayton, North Carolina facility, which resulted in elevated levels of IgM in certain Gamunex IGIV production lots. As Successor, we recorded a charge of $11.5 million to cost of goods sold during the nine months ended December 31, 2005 related to this production incident for quantities of Gamunex which were processed post-acquisition. As Predecessor, we recorded a charge of $11.5 million to cost of goods during the three months ended March 31, 2005 related to the same production incident for quantities of Gamunex processed before our formation as Talecris. In March 2007, we reached an agreement with Bayer under which we recovered $9.0 million related to this production incident which we recorded as a reduction of cost of goods sold during the year ended December 31, 2007.

Litigation Settlement

        We were a co-plaintiff along with Bayer in patent litigation in the United States District Court for the District of Delaware against Baxter International Inc. and Baxter Healthcare Corporation (collectively, Baxter). In this case, filed in 2005, we, as exclusive licensee of Bayer's U.S. Patent No. 6,686,191 (the "191 patent), alleged that Baxter by its manufacture and importation of its liquid IGIV product, Gammagard Liquid, had infringed the "191 patent. We entered into a Settlement Agreement with Baxter on August 10, 2007. Under the terms of the settlement (i) Baxter paid us $11.0 million, (ii) Baxter will pay us for a period of four years from the settlement date an amount comprising 1.2% of Baxter's net sales in the United States of Gammagard Liquid and any other product sold by Baxter or an affiliate in the United States under a different brand name that is a liquid intravenous immunoglobulin, (iii) Baxter provided approximately 2,000 kilograms of Fraction IV-I paste with specifications as per the settlement agreement (fair value of $1.8 million determined by reference to similar raw material purchases we have made in the past as well as current market conditions), and (iv) we will grant Baxter certain sublicense rights in the "191 patent and its foreign counterparts.

        We incurred legal fees of approximately $11.0 million related to this litigation, which we recorded within SG&A, of which $5.7 million, $5.2 million, and $0.1 million were incurred and recorded during the years ended December 31, 2007 and 2006 and the nine months ended December 31, 2005, respectively. During the year ended December 31, 2007, we recorded $12.9 million related to the settlement as other non-operating income in our Consolidated Income Statement. We recorded $1.7 million of fees from Baxter during the year ended December 31, 2007 within other revenue in our Consolidated Income Statement.

Unplanned Plant Maintenance

        During November 2007, we shut down portions of our Clayton, North Carolina facility consistent with our cGMP operating practices for unplanned maintenance, all of which have been subsequently put back in operation. As a result of the unplanned maintenance, we recorded a charge to cost of goods sold of $10.0 million primarily related to unabsorbed production costs. There was no material impact on inventories.

Customer Settlement

        We settled a dispute with a customer in September 2007 regarding intermediate manufactured material. We recorded a charge to cost of goods sold of $7.9 million during the year ended December 31, 2007 for inventory impairment related to this material. We conducted a thorough investigation of the incident that initiated the customer dispute using internal and external resources and concluded that the incident had no adverse impact on product quality, safety, and efficacy. We reported these matters to the U.S. FDA, Health Canada, and European regulatory authorities. Following discussions with the U.S. FDA and Health Canada, we concluded that no market withdrawal was necessary and continue to distribute product in the United States and Canada. The European regulatory authorities have indicated that they will not permit release of certain lots of our products in Europe. It is our intent to return product not released in Europe to the U.S. for sale, and consequently, we have not recorded any inventory impairment provision related to these inventories.

24.    Subsequent Events

        In February 2008, our President and Chief Operating Officer retired. As a result of the terms of the separation agreement, we recorded approximately $1.3 million in SG&A during January 2008. In addition, as a result of the separation, options to purchase 79,080 shares of our common stock and 31,796 restricted shares of our common stock were forfeited. Our former President and Chief Operating Officer has eighteen months to exercise the remaining 118,620 stock options, or they will be forfeited.

        On January 1, 2008, IBR provided legal notice to Talecris and exercised their put right for 148,154 common shares. On February 1, 2008, we repurchased 148,154 common shares from IBR at a put price of $124.87 per share, plus accrued charges. Subsequent to our repurchase of our common shares from IBR on February 1, 2008, IBR held 120,125 shares which they had the right to put to us after March 31, 2008 under certain defined terms at $124.87 per share. These shares accrue interest at 8% per annum from December 31, 2007 to the payment date. On March 24, 2008, IBR provided legal notice to us that they would be exercising their put right for the remaining 120,125 shares effective April 1, 2008.

        On April 1, 2008, the compensation committee of our Board of Directors granted 280,105 stock options and 2,300 shares of restricted stock to certain employees pursuant to the terms of the Talecris Biotherapeutics Holdings Corp. 2005 Stock Option and Incentive Plan, as amended, and the 2006 Restricted Stock Plan, respectively. Both the options and the restricted stock were granted at $88.00 per share, which was in excess of the then fair market value per common share as determined by our compensation committee. On April 1, 2008, the compensation committee amended the exercise price of 71,300 outstanding options from $170.00 per share to $88.00 per share.

        On April 21, 2008, the compensation committee of our Board of Directors granted 6,308 stock options and 3,040 shares of restricted stock to members of our Board of Directors pursuant to the terms of the Talecris Biotherapeutics Holdings Corp. 2005 Stock Option and Incentive Plan, as amended, and the 2006 Restricted Stock Plan, respectively, at the then current fair market value per share of our common stock. In addition, the compensation committee amended the exercise price of 2,144 options outstanding to members of our Board of Directors from $170.00 per share to the then current fair market value per share.

        We detected a cGMP issue at one of our plasma collection centers during the first quarter of 2008. As a result, we anticipate the recognition of an inventory impairment provision for which we currently estimate a potential loss in the range of $20.0 million to $25.0 million, the majority of which will be recorded in the 2008 first quarter. This issue did not materially affect our 2007 consolidated financial statements.

25.    Cash Flow Supplemental Disclosures

Supplemental Disclosures of Cash Flow Information

        Cash paid for:

		Successor
	Predecessor
			Years Ended December 31,
	Three Months Ended March 31, 2005	Nine Months Ended December 31, 2005
			2006	2007
Interest (net of amounts capitalized)	—	$10,887	$50,751	$97,369
Income taxes	—	$24,675	$7,257	$12,027

        Changes in assets and liabilities, excluding the effects of business acquisitions:

		Successor
	Predecessor
			Years Ended December 31,
	Three Months Ended March 31, 2005	Nine Months Ended December 31, 2005
			2006	2007
Changes in:
Accounts receivable	$8,100	$(116,248)	$(1,688)	$(9,175)
Inventories	60,300	106,119	5,151	26,756
Prepaid expenses and other assets	1,100	(24,089)	(7,957)	164
Accounts payable	5,300	17,797	5,897	12,095
Interest payable	—	1,519	(42)	11,830
Accrued expenses and other liabilities	(36,500)	72,964	64,456	6,114
Deferred margin	—	28,233	(18,764)	(9,805)

Total	$38,300	$86,295	$47,053	$37,979

Supplemental Schedule of Non-Cash Investing and Financing Activities

For the Year Ended December 31, 2007

        We adopted FIN No. 48 on January 1, 2007, which resulted in a charge of $0.7 million directly to accumulated deficit.

        We entered into a capital lease agreement with an unaffiliated third party for the lease of a building. We recorded $0.9 million directly to property, plant, and equipment related to this lease.

        We issued 268,279 shares of our common stock with an embedded put/call feature to IBR pursuant to the acceleration of the contingent consideration provisions of our November 2006 APA, of which 108,112 shares were held by IBR and 160,167 shares were held in escrow at December 31, 2007. We recorded the put value of the shares of $33.5 million in the line titled "Obligation under common stock put/call option" on our Consolidated Balance Sheet. We recorded the difference between the put value and the fair value of our common stock (at the IBR acquisition date) of $12.1 million in "Additional paid-in capital" on our Consolidated Balance Sheet. As a result of the acceleration of the contingent consideration provision of the APA, we recorded $37.0 million of additional purchase price as goodwill. We recorded $1.6 million of accretion related to our obligation under the put feature in "Obligation under common stock put/call option" and in "Additional paid-in capital" on our Consolidated Balance Sheets. Additional information regarding the shares issued to IBR is included in Note 4, "Business Acquisitions," and Note 16, "Stockholders' (Deficit) Equity."

        The restricted and unrestricted shares of our common stock that we issued have an embedded put feature under which the holders thereof may put the shares back to us for cash at the then fair market value per share of our common stock under certain circumstances. We have recorded the difference between the fair market value of our common stock at December 31, 2007 and the grant date fair value of unrestricted common stock outstanding and vested restricted shares in "Obligation under common stock put/call option" and "Additional paid-in capital" on our Consolidated Balance Sheet at December 31, 2007.

For the Year Ended December 31, 2006

        Accretion associated with the common stock with an embedded put/call feature that we issued to Bayer in connection with our overall formation activities on March 31, 2005 amounted to $1.1 million and was charged directly to accumulated deficit. Additional information regarding the common stock with an embedded put/call feature is included in Note 16, "Stockholders' (Deficit) Equity."

        On December 6, 2006, we issued 45,000 shares of our common stock, valued at $88.00 per share by our Board of Directors on the grant date, which has been recorded on our Consolidated Balance Sheet as "Obligation under common stock put/call option." Additional information regarding the common stock issuance is included in Note 16 "Stockholders' (Deficit) Equity."

        In connection with our December 6, 2006 debt recapitalization, the then outstanding 14% Junior Secured Convertible Notes were converted into 900,000 shares of Series A preferred stock at the election of the holder. Additional information regarding our debt recapitalization and the conversion of the 14% Junior Secured Convertible Notes is included in Note 11, "Credit Agreements and Long-Term Debt," and Note 15, "Redeemable Series A and B Senior Convertible Preferred Stock," respectively.

For the Nine Months Ended December 31, 2005

        On March 31, 2005, Talecris acquired certain assets and liabilities of Bayer Plasma from Bayer. The purchase price included cash consideration, the issuance of 1,000,000 shares of common stock that had an embedded put/call feature, and one share of Junior Preferred Stock. Additional information regarding this transaction is included in Note 3, "Formational Transactions."

        Accretion associated with the common stock with an embedded put/call feature that we issued to Bayer in connection with our overall formation activities on March 31, 2005 amounted to $1.1 million and was charged directly to retained earnings. Additional information regarding the common stock with an embedded put/call feature is included in Note 16, "Stockholders' (Deficit) Equity."

        We issued 100,000 shares of Series A preferred stock in exchange for $10.0 million in cash, a portion of the funding to acquire the net assets of Bayer Plasma. The fair value of the Series A preferred stock was determined to be $7.1 million. The $2.9 million differential between the fair value and the face value was recorded as additional paid-in capital. We also recognized a beneficial conversion charge in the amount of $2.6 million related to the Series A preferred stock. Additional information regarding the Series A Preferred Stock that we issued in connection with our overall formation transaction is included in Note 3, "Formational Transactions," and Note 15, "Redeemable Series A and B Senior Convertible Preferred Stock."

        On April 12, 2005, we acquired 100% of the common stock of Precision in exchange for 192,310 shares of Series B preferred stock with a fair value of $13.6 million and the issuance of $2.8 million of 14% Junior Secured Convertible Notes. We recognized a beneficial conversion charge of $5.1 million related to the Series B preferred stock. Additional information regarding the acquisition of Precision and the Series B preferred stock is included in Note 3, "Formational Transactions," and Note 15, "Redeemable Series A and B Senior Convertible Preferred Stock."

        On December 30, 2005, our Board of Directors declared a cash dividend in the amount of $73.2 million. A total of $23.4 million was paid on December 31, 2005 and the balance of $49.8 million was paid in January 2006.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth the estimated costs and expenses to be incurred in connection with the issuance and distribution of the securities registered under this Registration Statement, other than underwriting discounts and commissions. All amounts are estimates except the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority (FINRA) filing fee. The following expenses will be borne solely by the registrant.

Securities and Exchange Commission registration fee		$30,700
FINRA filing fee		75,500
NASDAQ listing fee		*
Blue Sky fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees		*
Transfer Agent's fees		*
Miscellaneous expenses		*

Total	$	*

*
To be completed by amendment.

Item 14.    Indemnification of Directors and Officers.

        We are incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Law") provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests and, for any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        A Delaware corporation may indemnify officers and directors against expenses (including attorneys' fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director actually and reasonably incurred.

        In accordance with Section 102(b)(7) of the Delaware Law, our Amended and Restated Certificate of Incorporation contains a provision to limit the personal liability of our director's violations of their fiduciary duty. This provision eliminates each director's liability to us and our stockholders for monetary damages except (i) for any breach of the director's duty of loyalty to us or to our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions or (iv) for any transaction from which a director derived an improper personal benefit. In addition, our restated certificate of incorporation authorizes us to purchase and maintain insurance to protect itself and any director, officer, employee or agent of us or another business entity against any expense, liability or loss incurred by him or her in any such capacity or arising out of his or her status as such, regardless of whether we would have the power to indemnify such person under our bylaws or Delaware Law.

        The underwriting agreement with the underwriters will provide for the indemnification of our directors and officers and certain controlling persons against specified liabilities, including liabilities under the Securities Act.

        We maintain directors and officers liability insurance, which covers directors and officers against certain claims or liabilities arising out of the performance of their duties.

Item 15. Recent Sales of Unregistered Securities.

        The following sets forth information regarding unregistered securities sold by the registrant since its inception.

  (1)
  On March 31, 2005, the registrant issued 1,000,000 shares of our common stock and one share of junior preferred stock to Bayer HealthCare, LLC, a Delaware limited liability company, in connection with closing of the acquisition of the plasma business of Bayer.

  (2)
  On March 31, 2005, the registrant issued 100,000 shares of its series A senior convertible preferred stock to Talecris Holdings, LLC in connection with closing of the acquisition of the plasma business of Bayer.

  (3)
  On March 31, 2005, the registrant issued a 12% second lien term note in the aggregate principal amount of $25,000,000 to Cerberus-Plasma Holdings, LLC in connection with closing of the acquisition of the plasma business of Bayer.

  (4)
  On March 31, 2005, the registrant issued a 14% junior secured convertible note in the aggregate principal amount of $90,000,000 to Talecris Holdings, LLC in connection with closing of the acquisition of the plasma business of Bayer.

  (5)
  On April 12, 2005, the registrant issued 192,310 shares of its series B senior convertible preferred stock to Talecris Holdings, LLC, in connection with the closing of the acquisition of Precision Pharma Services Inc.  The aggregate fair market value of these securities was $13.6 million.

  (6)
  On April 12, 2005, the registrant issued a 12% second lien term note in the aggregate principal amount of $2,769,000 to Ampersand Plasma Holdings, L.L.C. in connection with the closing of the acquisition of Precision Pharma Services Inc.

  (7)
  On December 6, 2006, the registrant issued 900,000 shares of series A senior convertible preferred stock to Talecris Holdings, LLC in exchange for the conversion of $90,000,000 in principal amount of 14% junior secured convertible notes.

  (8)
  On June 9, 2007, the registrant issued 268,279 shares of common stock to International BioResources, L.L.C., a Louisiana limited liability company, in connection with the closing of the purchase of certain plasma centers with a put value of $124.87 per share.

  (9)
  Since March 31, 2005, the registrant has issued to directors, officers and employees options to purchase 2,016,834 shares of common stock (212,838 of which have been subsequently cancelled due to the termination of the officers and employees receiving such options), with per share exercise prices ranging from $11.11 to $170.00. There have been no exercises of such options. In addition, the registrant has issued 403,989 shares of restricted and/or fully vested shares of common stock to its directors, officers and employees, 37,649 of which have been subsequently cancelled due to the termination of the officers' and employees' receiving such shares.

        The issuance of securities described above in paragraphs (1) through (8) were exempt from registration under the Securities Act of 1933 in reliance on Regulation D and Section 4(2) of the Securities Act of 1933 as transactions by an issuer not involving any public offering. The purchasers of the securities in these transactions represented that they were "accredited investors" or "qualified institutional buyers" (as such terms are defined in Regulation D) and they were acquiring the securities for investment only and not with a view toward the public sale or distribution thereof. Such purchasers received written disclosures that the securities had not been registered under the Securities Act of 1933 and that any resale must be made pursuant to a registration statement or an available exemption from registration. The sale of these securities was made without any general solicitation or advertising.

        The issuance of securities described above in paragraph (9) are exempt from registration under the Securities Act of 1933 in reliance on Rule 701 of the Securities Act pursuant to compensatory benefit plans approved by the registrant's board of directors.

        There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.    Exhibits and Financial Statement Schedules.

        (a)   Exhibits

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1	Form of Underwriting Agreement*
3.1	Form of Restated Certificate of Incorporation of Talecris Biotherapeutics Holdings Corp.+
3.2	Form of Amended and Restated By-Laws of Talecris Biotherapeutics Holdings Corp.+
4.1	Form of Certificate of Talecris Biotherapeutics Holdings Corp. common stock*
4.2	Certificate of Designations, Rights and Preferences of Series A Senior Convertible Preferred Stock, as amended+
4.3	Certificate of Designations, Rights and Preferences of Series B Convertible Preferred Stock, as amended+
5.1	Opinion of Reed Smith LLP*
10.1	2005 Stock Option and Incentive Plan of Talecris Biotherapeutics Holdings Corp.+
10.2	2006 Restricted Stock Plan of Talecris Biotherapeutics Holdings Corp.+
10.3	Talecris Biotherapeutics Holdings Corp. Employee Savings Plan+
10.4	Talecris Biotherapeutics Holdings Corp. Supplemental Savings Plan+
10.5	Talecris Biotherapeutics Holdings Corp. Special Recognition Bonus Plan+
10.6	Talecris Biotherapeutics Holdings Corp. Incentive Plan (Management Bonus Plan), as amended+
10.7.1	Form of Stock Option Award Agreement (2005 form of agreement) under 2005 Stock Option and Incentive Plan of Talecris Biotherapeutics Holdings Corp.+

10.7.2	Form of Stock Option Award Agreement (2006 form of agreement) under 2005 Stock Option and Incentive Plan of Talecris Biotherapeutics Holdings Corp.+
10.7.3	Form of Stock Option Award Agreement (non-employee director form of agreement) under 2005 Stock Option and Incentive Plan of Talecris Biotherapeutics Holdings Corp.+
10.8	Form of Restricted Stock Award Agreement under 2006 Restricted Stock Plan of Talecris Biotherapeutics Holdings Corp.+
10.9	Form of Special Recognition Bonus and Restricted Stock Award Agreement+
10.10
First Lien Term Loan Credit Agreement, dated as of December 6, 2006, among Talecris Biotherapeutics Holdings Corp., Talecris Biotherapeutics, Inc., Precision Pharma Services, Inc., Talecris Plasma Resources, Inc., and Morgan Stanley Senior Funding, Inc.+
10.11
Second Lien Term Loan Credit Agreement, dated as of December 6, 2006, among Talecris Biotherapeutics Holdings Corp., Talecris Biotherapeutics, Inc., Precision Pharma Services, Inc., Talecris Plasma Resources, Inc., and Morgan Stanley Senior Funding, Inc.+
10.12	Commitment Letter, dated April 25, 2008, by Cerberus Capital Management, L.P. in favor of Talecris Biotherapeutics Holdings Corp., and Talecris Biotherapeutics, Inc.
10.13	Commitment Letter, dated April 25, 2008, by Ampersand Ventures, in favor of Talecris Biotherapeutics Holdings Corp., and Talecris Biotherapeutics, Inc.
10.14
Revolving Credit Agreement, dated as of December 6, 2006, among Talecris Biotherapeutics Holdings Corp., Talecris Biotherapeutics, Inc., Precision Pharma Services, Inc., Talecris Plasma Resources, Inc., Wells Fargo Foothill, Inc. and Wachovia Bank, N.A. (previously filed as exhibit 10.12 to Amendment No. 1)+
10.15
Pledge and Security Agreement, dated as of December 6, 2006, among Talecris Biotherapeutics Holdings Corp., Talecris Biotherapeutics, Inc., Precision Pharma Services, Inc., Talecris Plasma Resources, Inc., and Morgan Stanley Senior Funding, Inc. (previously filed as exhibit 10.13 to Amendment No. 1)+
10.16.1
Asset Purchase Agreement, dated October 31, 2006, by and among IBR-BYR L.L.C., International BioResources, L.L.C., IBR Plasma Centers, L.L.C., Talecris Plasma Resources, Inc., and Talecris Biotherapeutics Holdings Corp. (previously filed as exhibit 10.14.1 to Amendment No. 1)+
10.16.2
First Amendment to Asset Purchase Agreement, dated November 18, 2006, by and among IBR-BYR L.L.C., International BioResources, L.L.C., IBR Plasma Centers, L.L.C., Talecris Plasma Resources, Inc., and Talecris Biotherapeutics Holdings Corp. (previously filed as exhibit 10.14.2 to Amendment No. 1)+
10.16.3
Second Amendment to Asset Purchase Agreement, dated June 9, 2007, by and among IBR-BYR L.L.C., International BioResources, L.L.C., IBR Plasma Centers, L.L.C., Talecris Plasma Resources, Inc., and Talecris Biotherapeutics Holdings Corp. (previously filed as exhibit 10.14.3 to Amendment No. 1)+
10.16.4
Third Amendment to Asset Purchase Agreement, dated December 3, 2007, by and among IBR-BYR L.L.C., International BioResources, L.L.C., IBR Plasma Centers, L.L.C., Talecris Plasma Resources, Inc., and Talecris Biotherapeutics Holdings Corp.*
10.17	Transition Services Agreement, dated November 18, 2006, by and between International BioResources, L.L.C. and Talecris Plasma Resources, Inc.+

10.18	License Agreement, dated November 18, 2006, by and between International BioResources, L.L.C. and Talecris Plasma Resources, Inc.+
10.19	Profit Sharing Agreement, dated November 18, 2006, by and between International BioResources, L.L.C. and Talecris Plasma Resources, Inc.+
10.20
Stockholders Agreement, dated December 7, 2006, by and among Talecris Biotherapeutics Holdings Corp., Talecris Holdings, LLC and certain other stockholders of Talecris Biotherapeutics Holdings Corp. party thereto. (previously filed as exhibit 10.21 to Amendment No. 1)+
10.21
Employment Agreement, dated as of April 1, 2005 and amended and restated as of April 1, 2007, between Talecris Biotherapeutics Holdings Corp. and Lawrence D. Stern. (previously filed as exhibit 10.22 to Amendment No. 1) +
10.22.1	Amended and Restated Employment Agreement, dated as of June 12, 2007, between Talecris Biotherapeutics Holdings Corp. and Alberto Martinez, M.D. (previously filed as exhibit 10.23 to Amendment No. 1)+
10.22.2	Separation Agreement and General Claims Release, dated as of January 25, 2008, by and between Talecris Biotherapeutics Holdings Corp. and Alberto Martinez, M.D.
10.23	Employment Agreement, dated September 14, 2005, between Talecris Biotherapeutics Holdings Corp. and John Hanson. (previously filed as exhibit 10.24 to Amendment No. 1)+
10.24	Employment Offer Letter and supplemental termination provisions, dated February 8, 2005, by and between Talecris Biotherapeutics, Inc. and Mary J. Kuhn.
10.25	Employment Offer Letter and supplemental termination provisions, dated February 8, 2005, by and between Talecris Biotherapeutics, Inc. and Stephen Petteway.
10.26	Employment Offer Letter, dated March 2, 2006, by and between Talecris Biotherapeutics, Inc. and John Perkins.
10.27.1	Services Agreement, dated August 25, 2005, between Talecris Biotherapeutics, Inc. and Centric Health Resources, LLC (previously filed as exhibit 10.26.1 to Amendment No. 1)+
10.27.2	Amendment to Services Agreement, by and between Talecris Biotherapeutics, Inc. and Centric Health Resources, LLC (previously filed as exhibit 10.26.2 to Amendment No. 1)+
10.28.1
Management Agreement, dated as of March 31, 2005, by and between Cerberus-Plasma Holdings LLC, Ampersand 2001 Limited Partnership, Talecris Biotherapeutics Holdings Corp. and Talecris Biotherapeutics, Inc. (previously filed as exhibit 10.27.1 to Amendment No. 1)+
10.28.2
Amendment to Management Agreement, dated as of December 6, 2006, by and between Cerberus-Plasma Holdings LLC, Ampersand 2001 Limited Partnership, Talecris Biotherapeutics Holdings Corp. and Talecris Biotherapeutics, Inc. (previously filed as exhibit 10.27.2 to Amendment No. 1)+
10.29
Fractionation Services and Commercial Products Agreement, dated as of April 1, 2008, between and amongst Canadian Blood Services/Societe Canadienne Du Sang, Talecris Biotherapeutics Inc. and Talecris Biotherapeutics Ltd.#
10.30	Fractionation Services and Commercial Products Agreement, dated as of April 1, 2008, between and amongst Hema-Quebec, Talecris Biotherapeutics Ltd. and Talecris Biotherapeutics Inc.#

10.31	Supply Agreement, dated as of March 31, 2005, by and between Bayer Healthcare LLC, Biological Products Division, and Talecris Biotherapeutics, Inc. (F/K/A NPS Biotherapeutics, Inc.)#
10.32.1
Retained Intellectual Property License Agreement, dated as of March 31, 2005, by and between Bayer Healthcare LLC and Talecris Biotherapeutics, Inc. (F/K/A NPS Biotherapeutics, Inc.) (previously filed as exhibit 10.31.1 to Amendment No. 1)+
10.32.2
Amendment to Retained Intellectual Property Licensing Agreement, entered into as of August 10, 2007, by and between Bayer Healthcare LLC and Talecris Biotherapeutics, Inc. (previously filed as exhibit 10.31.2 to Amendment No. 1)+
10.33	Manufacturing Agreement for Thrombate III and Prolastin A1PI, dated as of March 31, 2005, by and between Talecris Biotherapeutics, Inc. and Bayer Healthcare LLC, Biological Products Division#
10.34	Amended and Restated European Product Sales Agreement (Phase I), dated as of August 1, 2007, by and between Talecris Biotherapeutics, GmbH and Bayer Biologicals S.r.l.#
10.35
Talecris Biotherapeutics Holdings Corp. Irrevocable Trust Agreement, dated as of December 6, 2006, by and between Talecris Biotherapeutics Holdings Corp. and Wilmington Trust Company, as trustee (previously filed as exhibit 10.36 to Amendment No. 1)+
10.36.1
Plasma Sale/Purchase Agreement dated as of January 1, 2003, by and between ZLB Bioplasma, Inc. (dba ZLB Plasma Services) and Bayer Healthcare, LLC (previously filed as exhibit 10.37.1 to Amendment No. 2)+
10.36.2
Amendment to Plasma Sale/Purchase Agreement, dated as of December 12, 2003, by and between ZLB Bioplasma, Inc. (dba ZLB Plasma Services) and Bayer Healthcare, LLC (previously filed as exhibit 10.37.2 to Amendment No. 2) +
10.36.3
Second Amendment to Plasma Sale/Purchase Agreement, dated as of October 13, 2005, by and between ZLB Bioplasma, Inc. (dba ZLB Plasma Services) and Talecris Biotherapeutics, Inc. (previously filed as exhibit 10.37.3 to Amendment No. 2)+
10.36.4
Third Amendment to Plasma Sale/Purchase Agreement, dated as of January 1, 2006, by and between ZLB Bioplasma, Inc. (dba ZLB Plasma Services) and Talecris Biotherapeutics, Inc. (previously filed as exhibit 10.37.4 to Amendment No. 2)+
10.37	Master Consulting and Advisory Services Agreement, dated as of July 18, 2008, by and between Cerberus Operations and Advisory Company LLC and Talecris Biotherapeutics Holding Corp.#
14	Code of Ethics+
21	List of Subsidiaries of Talecris Biotherapeutics Holdings Corp.+
23.1	Consent of Reed Smith LLP (included in Exhibit 5.1)*
23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm
23.3	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm
24.1	Powers of Attorney+
24.2	Power of Attorney of Paul N. Clark+

24.3	Power of Attorney of Kenneth J. Martin+

*
To be filed by amendment

+
Previously filed

#
Portions of the exhibit have been omitted pursuant to a request for confidential treatment. The confidential portions have been submitted to the Securities and Exchange Commission.

Item 17.    Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes:

  (1)
  That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2)
  That for purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Research Triangle Park, State of North Carolina, on July 23, 2008.

TALECRIS BIOTHERAPEUTICS HOLDINGS CORP.
By:	/s/ LAWRENCE D. STERN Name: Lawrence D. Stern Title: Chairman and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on July 23, 2008.

Signature	Title

/s/ LAWRENCE D. STERN Lawrence D. Stern	Chairman, Chief Executive Officer and Director (principal executive officer)
/s/ JOHN M. HANSON John M. Hanson	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)
* Steven F. Mayer	Director

* Stuart A. Auerbach	Director
* Richard A. Charpie	Director
* Paul N. Clark	Director
* W. Brett Ingersoll	Director
* James T. Lenehan	Director
* Kenneth J. Martin	Director
* Ruedi E. Waeger	Director

By *	/s/ JOHN M. HANSON Name: John M. Hanson Title: Attorney-in-Fact

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
THE OFFERING
SUMMARY HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL DATA
Summary Financial Data
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL DATA
Selected Financial Data
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
INDUSTRY
BUSINESS
MANAGEMENT
Compensation Discussion & Analysis
SUMMARY COMPENSATION TABLE—Fiscal Year 2007
All Other Compensation—Fiscal Year 2007
NON-QUALIFIED DEFERRED COMPENSATION—Fiscal Year 2007
DIRECTOR COMPENSATION—Fiscal Year 2007
CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
Executive Compensation and Employment Agreements
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CERTAIN INDEBTEDNESS
Morgan Stanley First Lien Term Loan Credit Agreement
Morgan Stanley Second Lien Term Loan Credit Agreement
Wachovia Bank Revolving Credit Agreement
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITERS
VALIDITY OF COMMON STOCK
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
Index to Financial Statements Talecris Biotherapeutics Holdings Corp.
Talecris Biotherapeutics Holdings Corp. Consolidated Balance Sheets (in thousands, except share amounts) (Unaudited)
Talecris Biotherapeutics Holdings Corp. Consolidated Income Statements (in thousands, except per share amounts) (Unaudited)
Talecris Biotherapeutics Holdings Corp. Consolidated Statements of Cash Flows (in thousands) (Unaudited)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Talecris Biotherapeutics Holdings Corp. Consolidated Balance Sheets (Successor) (in thousands, except share amounts)
Talecris Biotherapeutics Holdings Corp. Combined Loss Statement (Predecessor) Consolidated Income Statements (Successor) (in thousands, except per share amounts)
Talecris Biotherapeutics Holdings Corp. Combined Statement of Changes in Parent's Net Investment (Predecessor) Consolidated Statements of Stockholders' (Deficit) Equity (Successor) (in thousands, except share amounts)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES